As filed with the Securities and Exchange Commission on July 24, 2007

Registration No. 333- 142842

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TARGANTA THERAPEUTICS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	20-3971077
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Third Street, Suite 2300

Cambridge, MA 02142-1122

(617) 577-9020

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark Leuchtenberger

President and Chief Executive Officer

Targanta Therapeutics Corporation

222 Third Street, Suite 2300

Cambridge, MA 02142-1122

(617) 577-9020

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William B. Asher, Esq. Brian P. Lenihan, Esq. Lee S. Feldman, Esq. Choate Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-5000	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2007

                     Shares

Common Stock

This is an initial public offering of shares of common stock of Targanta Therapeutics Corporation.

We are selling              shares of common stock in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “TARG.”

The underwriters have an option to purchase a maximum of              additional shares to cover over-allotment of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Targanta
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about             , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Credit Suisse

Cowen and Company

Lazard Capital Markets

Leerink Swann & Company

The date of this prospectus is                        , 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Unless the context indicates otherwise, as used in this prospectus, the terms “Targanta,” “we,” “us” and “our” refer to Targanta Therapeutics Corporation and its subsidiaries. The name “Targanta” is our trademark. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 10, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

Overview

Our Company

We are a biopharmaceutical company focused on the development and commercialization of innovative antibiotics for serious infections treated or acquired in hospitals and other institutional settings. We are developing oritavancin, a novel intravenous antibiotic, for the treatment of serious gram-positive bacterial infections, including complicated skin and skin structure infections, or cSSSI, and bacteremia, an infection caused by bacteria in the bloodstream. Gram-positive bacteria have evolved into strains that are highly resistant to many currently available antibiotics, creating an ever-evolving need for novel antibiotics that employ different mechanisms to control them. According to IMS Health, antibiotics designed to treat serious infections caused by resistant gram-positive bacteria accounted for approximately $945 million in United States sales in 2006 and this market is rapidly growing.

We expect to submit a new drug application (or NDA) with the United States Food and Drug Administration (or the FDA) seeking to commercialize oritavancin for the treatment of cSSSI in the first quarter of 2008 and hope to receive FDA regulatory approval in late 2008 in the United States and thereafter receive regulatory approval in Europe. We plan on commercializing oritavancin through our own direct sales force in the United States and in select other countries, and to out-license oritavancin to, or collaborate with, third parties in other countries as we deem appropriate. In addition to oritavancin, we have discovered another antibiotic that is currently in pre-clinical development for the treatment of osteomyelitis, and we continually evaluate opportunities for potential in-licensing of other antibiotics for the treatment of hospital-based infections.

We acquired worldwide rights to oritavancin from InterMune, Inc. in late 2005, and believe that, since then, we have greatly improved its commercial and economic prospects by resolving several important issues with the FDA and by substantially lowering the royalty rate that may be payable to Eli Lilly and Company, the original discoverer of oritavancin. Our strategy is to capitalize on the unique attributes of oritavancin to develop it into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for cSSSI and subsequently for other indications.

Our Lead Product: Oritavancin

Oritavancin is a novel semi-synthetic glycopeptide antibiotic for the treatment of serious gram-positive infections. Oritavancin has completed two Phase 3 studies for the treatment of cSSSI in which the primary end points were successfully met. In addition, oritavancin has completed two Phase 2 trials for the treatment of bacteremia with successful outcomes. Oritavancin is synthetically modified from a naturally occurring compound, and was originally discovered and developed by Lilly to combat a broad spectrum of gram-positive pathogens in response to the emergence of pathogens resistant to vancomycin, the most commonly prescribed antibiotic for resistant gram-positive infections. Oritavancin is protected by intellectual property rights that we licensed from Lilly. The issued oritavancin patents and pending patent applications are part of an extensive world-wide patent estate that includes a composition of matter patent that runs in the United States through November 24, 2015, and, with the potential for obtaining extension of patent protection available under the Hatch-Waxman Act, we believe may run for up to an additional five years.

As a glycopeptide (which is a short chain of amino acids with attached sugar molecules), oritavancin shares some properties of other members of the glycopeptide class of antibiotics, which includes vancomycin, the current standard of care for serious gram-positive infections in the United States and Europe, as well as telavancin, for which an NDA was submitted in 2006 by Theravance, Inc. However, we believe that oritavancin has advantages compared to other glycopeptides and other classes of gram-positive antibiotics, including the following:

•

Rapidly Bactericidal and Potentially Less Likely to Engender Resistance. Similar to other glycopeptides, oritavancin disrupts cell wall synthesis by bacteria. However, oritavancin inhibits two separate enzymes involved in cell wall synthesis while most other glycopeptides, including vancomycin, inhibit a single enzyme. Further, oritavancin also causes the rapid rupture of bacterial membranes, leading to significantly faster killing of the bacteria (known as bactericidal activity) as compared to vancomycin and other antibiotics. Taken together, these multiple mechanisms of action may reduce the potential for the emergence of strains of bacteria that are resistant to oritavancin as compared with other antibiotics. To date, no resistant strains have been observed in any clinical trials for oritavancin, and laboratory efforts to cultivate oritavancin-resistant bacteria have proved much less successful than is historically the case with most non-glycopeptide antibiotics.

•

Broad Spectrum Against Gram-Positive Bacteria. In-vitro testing indicates that, compared to other antibiotics, oritavancin treats the broadest spectrum of gram-positive pathogens, including organisms resistant to vancomycin and other antibiotics such as linezolid and daptomycin. Unlike vancomycin, in addition to killing actively dividing bacteria, oritavancin has been shown to kill quiescent or non-dividing bacteria, such as those found in biofilm, suggesting potential utility in treating endocarditis, as well as device and catheter related infections.

•

Superior In-Vitro Potency. We have performed in-vitro tests on over 8,000 recent bacterial clinical isolates, employing an assay accepted by both the FDA and the Clinical Laboratory Standards Institute (or CLSI), a national standards-developing organization. These tests show that the potency of oritavancin is up to 32 times greater than demonstrated in earlier testing done by Lilly and InterMune and that oritavancin has superior potency against a broad spectrum of gram-positive pathogens compared with tests conducted by us or published data on the potency of other antibiotics.

•

Lower Incidence of Adverse Events. Oritavancin has been shown in clinical trials to have a lower rate of adverse events than vancomycin, and its published adverse events rates compare favorably against those published for other antibiotics against resistant gram-positive infections. Unlike other glycopeptides, including vancomycin, telavancin and dalbavancin, oritavancin has not required, in clinical trials to date, monitoring for the purpose of adjusting the blood level of the glycopeptide due to hepatic or renal insufficiency. Further, unlike certain other antibiotics for gram-positive infections, oritavancin did not elevate muscle enzymes, and did not significantly prolong QT interval or cause other electrophysiological changes.

•

Favorable Elimination Profile. Unlike many other antibiotics, oritavancin is not metabolized and is slowly eliminated from the body as unchanged drug, substantially reducing the potential for adverse events such as renal toxicity or delayed hypersensitivity that might result from the presence of reactive metabolites.

•

Long Half-Life. The in-vivo half-life of oritavancin is significantly longer than the half-lives of most potential competitors. This enables oritavancin to be administered daily, or potentially less frequently. Oritavancin’s Phase 3 trials in cSSSI, for example, tested the compound in a regimen of one dose per day for only three to seven days, substantially less than the labeled or tested regimens of other antibiotics against gram-positive infections. We also believe that a higher dose of the drug may prove effective in treating cSSSI using a single administration, which may be useful in non-hospital institutional settings such as nursing homes, or for patients being discharged from hospitals. We plan to begin a Phase 2 study in 2007 and a Phase 3 study in 2008 to evaluate a single dose regimen of oritavancin for cSSSI. We believe that azithromycin, a long-acting antibiotic, has demonstrated that a long-acting antibiotic can be commercially successful once clinicians are convinced it has a benign adverse event profile.

•

Potential Efficacy in Bacteremia. Oritavancin has completed two Phase 2 studies in bacteremia with successful outcomes, including a Phase 2 study where vancomycin was used as the comparator. Based on these results, we plan to begin a Phase 3 bacteremia study in 2008. Many other antibiotics used against gram-positive pathogens are ineffective against bacteremia or have toxicities that may limit their use for longer durations.

As a result of these advantages, we believe that oritavancin could provide physicians with an efficacious and novel antibiotic for the treatment of serious gram-positive infections while providing significant pharmoeconomic benefits by reducing the need for patient monitoring and shortening hospital stays.

Oritavancin has been tested in over 1,500 patients and has completed two Phase 3 trials for the indication of cSSSI conducted by Lilly and InterMune. We believe that the completed Phase 3 trials should be sufficient for FDA approval of oritavancin for cSSSI due to the following:

•

Efficacy. Each Phase 3 clinical trial used a non-inferiority trial design and met the primary endpoint of non-inferiority, which is currently accepted by the FDA as the appropriate trial design for antibiotics that treat serious gram-positive infections. These trials compared oritavancin to an active control arm of vancomycin followed by cephalexin and showed that oritavancin was effective in an average of 5.3 days compared to 10.9 days for vancomycin / cephalexin.

•	Safety. In each of these Phase 3 trials, oritavancin was well tolerated and, compared to the control arms, exhibited a favorable safety profile and a lower discontinuation rate due to adverse events.

•

Favorable FDA Interactions. The FDA confirmed to us in writing in March 2007 that the non-inferiority design using an active control that was employed in both Phase 3 trials was appropriate for cSSSI. In addition, in three separate meetings, including our pre-NDA meeting on January 31, 2007 in which we specifically discussed the Phase 3 trials, the FDA has not requested that we perform additional clinical trials to demonstrate efficacy in cSSSI. Since the FDA’s accepted delta (difference in cure rates) for non-inferiority trials for antibiotics that treat serious infections like cSSSI (using a comparator like vancomycin) is now 10%, the FDA has requested that we provide justification, as part of our NDA, for the choice of the 15% non-inferiority delta previously accepted by the FDA for the first of these two Phase 3 trials. As part of this analysis, the FDA has requested that we provide information on the non-inferiority margin both in terms of the benefit of oritavancin as compared to historical vancomycin and placebo cure rates and in terms of acceptable loss of treatment effect relative to historical vancomycin and placebo cure rates (in a population as similar as possible to the population enrolled in these Phase 3 clinical trials). The FDA has indicated that this analysis will be critical to approval of our NDA.

Accomplishments Since We Acquired Oritavancin

We believe that we have greatly improved the commercial and economic prospects for oritavancin since we acquired worldwide rights to it in late 2005 from InterMune because of actions we have taken that include:

•

Regulatory. We have resolved certain outstanding regulatory issues for oritavancin. We submitted data to the FDA regarding a previous concern that, in two Phase 1 studies conducted by InterMune in 2003, oritavancin had an increased rate of injection-site phlebitis (or vascular inflammation). In January 2007, the FDA accepted our assessment of the data we had submitted and agreed to lift the voluntary clinical hold originally requested by InterMune in 2004. Further, the FDA did not object to our plan to file our NDA.

•

Potency. We have performed in-vitro potency tests on more than 8,000 recent bacterial isolates, employing an assay that has been accepted recently by the FDA and the national standards-developing organization CLSI. These tests show that oritavancin is as much as 32 times more potent than previously shown by Lilly and InterMune and has superior potency against a broad spectrum of gram-positive bacteria compared with tests conducted by us or published data on the potency of other antibiotics.

•	Economic. We were able to negotiate a substantially lower royalty obligation to Lilly than would have been payable to Lilly by InterMune, oritavancin’s previous licensee.

The Gram-Positive Antibiotic Market

There is a growing need for novel antibiotics because bacteria mutate quickly and often develop resistance to existing antibiotics. According to a July 2004 publication by the Infectious Diseases Society of America, approximately 70% of all bacterial infections resulting in hospitalization are now resistant to some form of antibiotic. According to IMS Health, antibiotics designed to treat serious infections caused by resistant gram-positive bacteria accounted for approximately $945 million in United States sales in 2006. According to IMS Health, the predominant treatment for resistant gram-positive bacteria is vancomycin, which currently accounts for approximately 85% of courses of therapy in the United States for antibiotic-resistant gram-positive pathogens. Use of vancomycin, a generic drug, has been declining in recent years due to its decreasing efficacy against resistant strains of gram-positive bacteria and the emergence of more attractive treatment options. Two other antibiotics comprise the majority of remaining sales in the resistant gram-positive market: Zyvox®, which is known generically as linezolid and marketed by Pfizer; and Cubicin®, which is known generically as daptomycin and marketed by Cubist Pharmaceuticals. However, bacterial resistance has already emerged to both of these drugs.

Based on recent market research we performed, we believe that significant unmet needs remain in the treatment of gram-positive infections. Based on this research, we learned that infectious disease physicians most desired greater efficacy, fewer side effects, fewer treatment issues and shorter hospital stays. We believe that oritavancin has advantages in all of these categories.

Our Strategy

We hold the worldwide rights to oritavancin and our strategy is to develop oritavancin into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for the treatment of cSSSI and subsequently for other indications. Specifically, we plan to:

•	Obtain regulatory approval for oritavancin for the treatment of cSSSI in the United States;

•	Build a hospital-directed sales force to commercialize oritavancin in the United States;

•	Pursue clinical development of oritavancin in other dosing regimens and for additional indications;

•

Submit a marketing authorization application for oritavancin in the European Union (or the EU) and evaluate the potential for a blended commercialization strategy composed of proprietary sales and partnerships with third parties;

•	Out-license oritavancin to third parties for commercialization in key Asian countries; and

•	Pursue the development of other innovative antibiotics for the hospital market, either through in-licensing or internal development.

Risks Related to Our Business

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, our dependence on the success of oritavancin; delays in obtaining, or a failure to obtain, regulatory approval for our product candidates; failure of any approved product to achieve significant commercial acceptance in the medical community or receive reimbursement by third-party payors; unfavorable clinical trial results; our dependence upon third parties under our licensing, contract research and manufacturing agreements; delays in product launch; and failure to maintain and protect our proprietary intellectual property assets. All of our product candidates are subject to regulatory approval by the FDA and comparable agencies in other countries. Oritavancin is our only product candidate presently in clinical development and has not yet received regulatory approval. We cannot give any assurance that it, or any other product candidates we may develop or acquire, will receive regulatory approval or be successfully commercialized.

We have not generated any revenue to date from product sales and have incurred significant operating losses since our inception in 1997. We incurred net losses of approximately $5.8 million and $5.3 million in fiscal years ended May 31, 2004 and 2005, respectively, $15.6 million for the seven months ended December 31, 2005, $30.1 million for the year ended December 31, 2006, and $18.7 million for the three months ended March 31, 2007. As of March 31, 2007, we had a deficit accumulated during the development stage of approximately $82.3 million and we expect to incur losses for the foreseeable future. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient revenue to achieve and sustain profitability.

Corporate Information

We are incorporated as a Delaware corporation, effective December 6, 2005, with two subsidiaries in Canada and we initiated operations through our Canadian subsidiary in May 1997 in Montreal, Québec. In 2006, we relocated our principal executive offices to 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142, where our telephone number is (617) 577-9020. We have additional sites in Indianapolis, Indiana, Montreal, Québec and Toronto, Ontario. Our web site address is http://www.targanta.com. The information contained in, or that can be accessed through, our website is not part of this prospectus and should not be considered part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to receive net proceeds from the offering of approximately $ million. We intend to use the proceeds from the offering as follows:

•	to fund internal and external costs in connection with our anticipated NDA submission for oritavancin in the United States and for other regulatory filings thereafter in Europe;

•	to fund clinical trials for oritavancin in cSSSI using a single administration and to continue the clinical development of oritavancin for other indications such as bacteremia;

•	to fund commercial launch-related expenses for oritavancin including manufacturing, marketing, and sales in anticipation of regulatory approval;

•	to make regularly scheduled payments on existing debt facilities;

•	to apply the remaining funds for general corporate purposes and the potential acquisition of, or investment in, technologies, products, or companies that complement our business.

For further information, see “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“TARG”

The number of shares of our common stock outstanding following this offering is based on 11,457,750 shares of our common stock outstanding as of July 15, 2007, and excludes:

•

2,051,749 shares of our common stock reserved for issuance under our stock plans, of which options to purchase 1,800,739 shares of our common stock are outstanding at a weighted average price of $5.08 per share;

•	the issuance of up to 598,751 shares of our common stock upon the exercise of outstanding warrants at a weighted average price of $13.87 per share, all of which are currently exercisable; and

•

shares potentially issuable to InterMune upon our future achievement of a milestone under our agreements with InterMune, consisting of 358,798 shares of our Series C-2 preferred stock and 358,797 shares of our Series C-3 preferred stock, as well as a warrant exercisable for up to 35,553 shares of our Series C-1 preferred stock.

This number also assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full, we will issue and sell an additional              shares of our common stock.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	a 1-for- reverse stock split of our common stock completed immediately prior to the effectiveness of this offering;

•	the issuance and sale of shares of our common stock in the offering at the initial public offering price of $ per share;

•

the exchange of all outstanding exchangeable shares of our two Canadian subsidiaries into 3,582,805 shares of common stock of the Company, which exchange shall be effected upon the closing of this offering;

•

the automatic conversion of all outstanding shares of our preferred stock, including preferred exchangeable shares of our two Canadian subsidiaries, which shares will be exchanged into shares of our preferred stock immediately prior to this offering, into an aggregate of 11,437,520 shares of our common stock and the conversion of outstanding warrants to purchase 598,751 shares of our common stock upon the closing of this offering;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in the offering; and

•

the filing of our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and the adoption of our amended and restated by-laws immediately prior to the closing of the offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables present a summary of our historical financial information and pro forma net loss per common share. You should read the following summary financial data in conjunction with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net loss per common share is calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock, redeemable convertible preferred stock and convertible debt as of December 31, 2006 into an aggregate of 383,036 shares of our common stock and as of March 31, 2007 into an aggregate of 11,437,520 shares of our common stock. In 2005, we changed our fiscal year end from May 31 to December 31.

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
					2006	2007
					(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
Operating expenses
Research and development	$5,198	$4,503	$2,319	$11,456	$2,179	$5,439	$36,186
Acquired in-process research and development	—	—	11,847	—	—	9,500	21,347
General and administrative	1,506	1,388	2,108	3,352	561	1,935	13,065

Total operating expenses	6,704	5,891	16,274	14,808	2,740	16,874	70,598

Other income (expense)
Interest income	125	78	31	280	84	458	1,373
Interest expense	(41)	(211)	(852)	(14,968)	(4,229)	(2,210)	(18,434)
Foreign exchange gain (loss)	—	—	15	(214)	(9)	(64)	(264)
Gain on disposal of property and equipment	—	—	—	—	—	—	47

Other income (expense), net	84	(133)	(806)	(14,902)	(4,154)	(1,816)	(17,278)

Loss before income tax (expense) benefit	(6,620)	(6,024)	(17,080)	(29,710)	(6,894)	(18,690)	(87,876)
Income tax (expense) benefit	776	759	1,491	(431)	(99)	(29)	5,574

Net loss	$(5,844)	$(5,265)	$(15,589)	$(30,141)	$(6,993)	$(18,719)	$(82,302)

Net loss per share—basic and diluted	$(344.16)	$(305.33)	$(791.46)	$(1,582.84)	$(368.89)	$(936.41)

Weighted average number of common shares used in net loss per share—basic and diluted	20,209	20,216	20,230	20,230	20,230	20,230

Unaudited
Pro forma net loss per share—basic and diluted				$(122.86)		$(2.23)
Shares used in computing pro forma net loss per share—basic and diluted				298,918		11,457,750

The pro forma balance sheet data as of March 31, 2007 gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,437,520 shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data as of March 31, 2007 also gives effect to the sale of              shares of common stock offered by this prospectus at the assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses.

As of March 31, 2007	Actual	Pro forma	Pro forma as adjusted
	(unaudited)	(unaudited)
	(in thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$58,032	$58,032	$
Working capital	55,705	55,705
Total assets	61,587	61,587
Note payable	7,565	7,565
Deficit accumulated during the development stage	(82,302)	(82,302)
Total stockholders’ equity	47,943	47,943

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information in this prospectus (including our financial statements and the related notes) before investing in our common stock. If any of the following risks actually occur, our business, operating results or financial condition could be materially adversely affected. This could cause the market price of our common stock to decline, and could cause you to lose all or part of your investment.

Risks Related to our Business

We are dependent on the success of our lead product candidate, oritavancin, and we cannot give any assurance that it will receive regulatory approval, which is necessary before it can be commercialized.

Our near-term prospects are substantially dependent on our ability to submit an NDA on a timely basis for our lead product candidate, oritavancin, obtain FDA approval to market oritavancin and successfully commercialize this product. We currently plan to submit an NDA to the FDA in the first quarter of 2008 seeking approval to commercialize oritavancin for the treatment of cSSSI. We will not be able to commercialize oritavancin prior to obtaining FDA approval. Even if we submit an NDA to the FDA on our currently anticipated timeline, we would not expect to receive FDA approval and be able to commercialize this product for at least twelve months after the date of this offering, at the earliest. We cannot assure you that our timeline for filing an NDA for oritavancin will not be delayed, or that we will be able to obtain FDA approval for this product. If we are not able to commercialize oritavancin for cSSSI or for any other indications, we will not be able to generate product revenues in the foreseeable future, or at all. Oritavancin is the only one of our product candidates for which clinical trials have been conducted, and we do not expect to advance any other product candidates into clinical trials until 2009, if at all.

We have limited experience conducting clinical trials, and no prior experience in submitting an NDA to the FDA seeking regulatory approval to commercialize a drug. The two Phase 3 clinical trials that we intend to use in support of our NDA for oritavancin for cSSSI were conducted by our predecessors in the development of this drug. These two Phase 3 trials were designed and conducted as non-inferiority studies in which oritavancin was compared with vancomycin followed by cephalexin, an approved treatment for patients who have serious gram-positive infections. The goal of a non-inferiority study, such as those conducted with respect to oritavancin, is to show that a product candidate is not less effective than the approved treatment.

It is possible that the FDA may refuse to accept our NDA for substantive review or may conclude after review of our data that our application is insufficient to allow approval of oritavancin. If the FDA does not accept or approve our NDA, it may require that we conduct additional clinical, pre-clinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing requirements on pharmaceutical products generally, and particularly in our areas of focus. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing oritavancin or any of our other product candidates, generating revenues, and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our application. If any of these outcomes occur, we may be forced to abandon our application for approval of oritavancin, which would materially adversely affect our business and could potentially cause us to cease operations.

We may experience significant delays in the launch of oritavancin for commercialization, which would delay our generation of revenues.

We could experience significant delays in the commercial launch of oritavancin due to many factors, including:

•

a delay in the filing of our NDA with the FDA, whether as a result of unforeseen delays in compiling clinical trial data from the Phase 3 trials conducted on oritavancin for inclusion in our NDA or otherwise;

•	the FDA’s refusal to accept our NDA, any requirement by the FDA that we conduct additional studies to support our NDA or the denial by the FDA of our NDA submission;

•

the receipt of unsatisfactory or unexpected results from the additional toxicology testing that we intend to perform as a result of a request from the FDA on existing oritavancin drug product produced by Abbott Laboratories (or Abbott) and Catalent Pharma Solutions, Inc. (formerly Cardinal Health PTS, LLC) (or Catalent), our current suppliers, which results could cause the FDA to refuse to approve our NDA, require us to conduct additional testing, require changes to our manufacturing process or prohibit us from using existing drug product inventory for the commercial launch of oritavancin;

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any requirement by the FDA that the drug product we use for commercial launch contain a reduced level of impurities, which could potentially render our existing drug product inventory unusable for our planned commercial launch and would require us to expend considerable time and expense to replace that inventory for commercial launch, which may be impossible or cost-prohibitive;

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any issues raised by the FDA in connection with its pre-approval inspections of the manufacturing facilities of our contract manufacturing partners, which may result in the FDA’s refusal to approve oritavancin for commercial sale or may require additional manufacturing validation studies or restrictions on operations, any of which would be costly and time consuming and require further FDA review and approval;

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any delay in commencing and completing further Phase 2 and Phase 3 clinical trials of oritavancin for other indications, including for the treatment of cSSSI with a single, larger dose, or for the treatment of other indications;

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the receipt of unsatisfactory or unexpected results from these further clinical trials, which could cause the FDA to require us to perform additional testing or to deny applications that we intend to submit in the future for additional indications for oritavancin;

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a delay in filing required applications with foreign regulatory authorities and any requirement by a foreign regulatory authority that we conduct further clinical trials in order to qualify our application for approval; and

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our failure to establish a sales and marketing force in the time frame that we anticipate and any failure or delay in getting oritavancin listed on hospital and health management organization formularies.

Any one or a combination of these events could significantly delay, or even prevent, our ability to commercialize oritavancin. If we are not successful in commercializing oritavancin, or if we are significantly delayed in doing so, our business, operating results and financial condition will be materially adversely affected.

Recent FDA and Congressional actions have led to uncertainty as to the standards for obtaining FDA approval of new drugs generally and new antibiotics specifically, and we cannot assure you that the FDA will not either require us to meet new standards in order to obtain approval for commercial sale of oritavancin or require us to demonstrate to the FDA’s satisfaction why trial results under superseded standards are adequate.

In 2006, the FDA, for certain types of antibiotics for certain less serious, typically self-resolving infections, refused to accept successfully completed non-inferiority studies as the basis for approval. Instead, for some antibiotic products or trials involving comparator antibiotics, the FDA required placebo-controlled trials demonstrating the superiority of a drug candidate to placebo before considering approval. Conducting placebo-controlled trials for antibiotics can be time-consuming, expensive, and difficult to complete. Institutional review boards may not grant approval for placebo-controlled trials because of ethical concerns about denying some participating patients access to any antibiotic therapy during the course of the trial. Even if institutional review board approval is obtained, it may be difficult to enroll patients in placebo-controlled trials, particularly for infections that are serious and, if left untreated, life-threatening, because certain patients would not receive antibiotic therapy. In addition, the FDA has not indicated whether all antibiotics would require placebo- controlled superiority studies for FDA approval. This lack of guidance creates uncertainties about the standards for approval of antibiotics in the United States.

Moreover, recent events, including complications arising from FDA-approved drugs, have raised questions about the safety of marketed drugs and may result in new legislation by the United States Congress and increased caution by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory approvals. In particular, non-inferiority studies have come under scrutiny from Congress, in part because of a congressional investigation as to the safety of Ketek, an antibiotic approved by the FDA on the basis of non-inferiority studies. Certain key members of Congress have asked the United States Government Accountability Office, an independent, non-partisan arm of Congress, to investigate the FDA’s reliance on non-inferiority studies as a basis for approval. It is possible that members of Congress may draft and introduce, and that Congress may pass, legislation that could significantly change the FDA’s approval process for antibiotics. If this were to happen, the path to regulatory approval for oritavancin might be significantly delayed.

We believe, based on our communications to date with the FDA, that the FDA will not require placebo-controlled studies to support approval of an NDA for oritavancin for cSSSI. In particular, the FDA has acknowledged that clinical trials relying on a non-inferiority trial design, like the two Phase 3 clinical trials conducted by our predecessors on oritavancin for cSSSI, are the appropriate type of trial design for the study of the safety and efficacy of oritavancin for the treatment of a serious and, if left untreated, life-threatening infection like cSSSI. However, though we have not been asked to date to do so, we cannot assure you that the FDA will not require us to perform additional clinical trials to demonstrate the non-inferiority or superiority of oritavancin as compared either to placebo or to previously approved treatments like vancomycin. In addition, we cannot assure you that the FDA will, when reviewing our NDA submission, consider the results of the two Phase 3 clinical trials of oritavancin sufficient.

If we cannot justify to the FDA the 15% non-inferiority margin used in the first Phase 3 study of oritavancin with respect to oritavancin’s benefit over placebo and its non-inferiority to vancomycin and other approved antibiotics, the FDA may not approve oritavancin without an additional Phase 3 study or at all.

The first of the two Phase 3 studies of oritavancin for cSSSI conducted by our predecessors was designed to demonstrate non-inferiority on primary endpoint with a delta, or difference, in cure rate of 15% between oritavancin and the comparator (a combination of vancomycin followed by cephalexin). A 15% delta was appropriate for this non-inferiority trial at the time the FDA reviewed the protocol design of this Phase 3 trial, which commenced in 1999. The results of this first Phase 3 trial demonstrated oritavancin’s efficacy at the lower bound using a 95% confidence interval to be -14.8%, which was within the non-inferiority delta as compared to the control arm. Although the trial results were within the then accepted 15% non-inferiority delta for this particular clinical trial, new International Conference on Harmonization, or ICH, guidelines now request the sponsor to provide a reliable estimate of the placebo-adjusted cure rate of the control treatment (in our case, vancomycin) in a population similar to that enrolled in the trial, before selecting the non-inferiority margin. In pre-NDA meetings, the FDA has noted that a new retrospective justification by us of a 15% non-inferiority margin, based on the new ICH guidelines, will be a critical element in its review of this Phase 3 clinical trial. We are in the process of compiling materials and information in an effort to apply the new ICH guidelines to support retrospectively the 15% non-inferiority margin. If we are unable to identify sufficient materials and information to justify the 15% non-inferiority margin, or if the FDA does not find the materials and information we submit to be persuasive and sufficient to support approval of an NDA or find our justification for the use of a 15% non-inferiority delta compelling, we may be unable to obtain FDA approval for oritavancin without additional clinical trials or at all. Any requirement of the FDA that we conduct an additional Phase 3 study of oritavancin would entail substantial expense and delay, and we cannot assure you in such a case that oritavancin would ever receive FDA approval.

If we are unable to discover, develop or acquire product candidates that are safe and effective, our business will be adversely affected.

We have never commercialized any of our product candidates. Further, we are uncertain whether any of our product candidates will prove effective and safe in humans or meet applicable regulatory standards. Companies in the biotechnology and pharmaceutical industries, including companies with greater experience in pre-clinical testing and clinical trials than we have, have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The risk of failure for all of our product candidates is high. The data supporting our drug discovery and development programs is derived solely from laboratory experiments, pre-clinical studies and clinical studies. Further, we have limited experience conducting clinical trials, and the two Phase 3 clinical trials that we will use in support of the NDA we intend to submit to the FDA later this year for oritavancin for cSSSI were conducted by our predecessors in the development of oritavancin. There can be no assurance that the Phase 3 clinical trials conducted by our predecessors included a sufficiently large population of patients to demonstrate safety and efficacy sufficient for the FDA to approve the dosage levels that will be included in the product label within our NDA submission.

We anticipate performing further clinical trials of oritavancin over the next several years in an effort to establish its efficacy in other indications. Beyond oritavancin, our other compounds remain in the lead identification, lead optimization, pre-clinical testing and early clinical testing stages. It is, therefore, impossible to predict when or if any of our compounds and product candidates will prove effective or safe in humans or will receive regulatory approval.

In addition to internal development, an element of our strategy is to seek to in-license other innovative antibiotic product candidates from third parties. Our success in executing on this strategy depends upon our ability to identify, select and acquire the right product candidates and products on terms that are acceptable to us. Any product candidate we identify, license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities.

If we are unable to discover, develop or acquire medicines that are effective and safe in humans, our business will fail.

The development and testing of our product candidates are subject to extensive regulation, which can be costly and time consuming. Any of our product candidates may encounter unanticipated delays or suffer significant setbacks or fail in later clinical studies.

Product candidates that have shown promising results in early pre-clinical or clinical studies may subsequently suffer significant setbacks or fail in later clinical studies. Clinical studies involving our product candidates may reveal that those candidates are ineffective, inferior to existing approved medicines, unacceptably toxic or have other unacceptable side effects. Negative or inconclusive results from or adverse medical events during a clinical trial could cause the clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful.

Clinical testing is expensive, can take many years to complete and its outcome is uncertain. Failure can occur at any time during the clinical trial process. Additionally, the time required to obtain approval by the FDA is unpredictable, but typically takes many years following the commencement of clinical trials. If our clinical studies are substantially delayed or fail to prove the safety and effectiveness of our product candidates, we may not receive regulatory approval of any of our product candidates, and our business, operating results and financial condition will be materially harmed.

Further, we must conduct our clinical trials under protocols that are acceptable to regulatory authorities and to the committees responsible for clinical studies at the hospital sites at which these studies are conducted. We may experience delays in preparing protocols or receiving approval for them that may delay either or both of the start and finish of our clinical trials. In addition, we may receive feedback from regulatory authorities or results from earlier stage clinical studies that require modifications or delays in planned later stage clinical trials or that cause a termination or suspension of our drug development efforts. If we were to encounter any of these types of delays or suspensions, our drug development costs would likely increase and the timeline for our receipt of regulatory approvals would likely be delayed.

We may be required to suspend or discontinue clinical trials due to the occurrence of unacceptable side effects or other safety risks that could preclude or delay approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants.

Many antibiotics produce significant side effects, including severe allergic reaction, decreased blood pressure, suppression of the bone marrow, inflammation, swelling at the site of injection, muscle toxicity, optic and peripheral neuropathies and headaches. In clinical trials performed to date, side effects of oritavancin have included headache, nausea, vomiting, constipation, phlebitis, dizziness, insomnia, diarrhea and histamine reactions such as flushing, wheezing and itching. In addition, future clinical trials could reveal other side effects. The incidence of these or other side effects could cause us to interrupt, delay or halt future clinical trials of our product candidates and could result in the FDA or other regulatory authorities stopping further development of or denying approval of our product candidates for any or all targeted indications. Even if we believe our product candidates are safe, our data is subject to review by the FDA and comparable foreign regulatory authorities, which may disagree with our conclusions. Moreover, though we have clinical trial insurance, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in one of our clinical trials.

In 2004, InterMune, then the developer of oritavancin, requested a voluntary, self-imposed clinical hold on oritavancin prior to completion of two Phase 1 studies (OCSI-007 and OCSI-008) that were performed to evaluate drug-drug interaction and QT interval prolongation. InterMune requested this self-imposed clinical hold in part due to the observance of phlebitis at the infusion site judged to be unexpectedly greater in incidence and severity than anticipated. We have, since our acquisition of the rights to oritavancin from InterMune in December 2005, reexamined the data from all of the clinical trials with oritavancin and determined that the incidence of phlebitis in the clinical trials of oritavancin for cSSSI was not substantially higher than found with treatment with vancomycin or other glycopeptides. Further, we submitted our assessment of this data to the FDA and, at a January 2007 pre-NDA meeting, the FDA accepted our assessment and agreed to lift the voluntary clinical hold on oritavancin. Although we believe that we have satisfactorily resolved this safety concern, we cannot assure you that this historic safety concern or any other safety concerns will not result in significant delays in obtaining regulatory approval of our NDA or more stringent product labeling requirements for the cSSSI indication.

The regulatory approval process for our product candidates is complex and costly. If oritavancin or the other product candidates that we develop are not approved by regulatory agencies, including the FDA, we will be unable to commercialize them.

Before we can launch our product candidates for commercial distribution, we must provide the FDA and similar foreign regulatory authorities with data from pre-clinical and clinical studies that demonstrates that our product candidates are safe and effective for a defined indication. Our product candidates may face delays in receiving regulatory approval or may fail to receive regulatory approval at all for many reasons, including the following:

•	approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for a particular indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

•	the FDA or other regulatory authorities may disagree with the design of our clinical trials;

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we may be unable to demonstrate that a product candidate’s benefits outweigh its risks or that it presents an advantage over existing therapies, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials, including our assessment that the incidence of injection-site phlebitis in healthy volunteers in the clinical trials performed by our predecessors on oritavancin for cSSSI (which trials involved a higher dose of oritavancin than the one we will include in our initial NDA submission for oritavancin) was not substantially higher than shown for approved treatment protocols like vancomycin and other glycopeptides;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or to obtain regulatory approval in the United States or elsewhere, or may only be sufficient under subsequently superseded regulatory requirements;

•	we may encounter difficulty in maintaining contact with patients after treatment, resulting in incomplete clinical trial data;

•	we may face delays in patient enrollment and variability in the number and types of patients available for clinical studies;

•	clinical trials of our product candidates may result in adverse events, safety issues or side effects relating to our product candidates or their formulation into medicines; and

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of manufacturers with which we contract for clinical and commercial supplies.

We will not obtain regulatory approval for a product candidate in the United States unless and until the FDA approves an NDA. In order to market our medicines outside of the United States, we must obtain separate regulatory approvals in each country unless, in the case of the EU, we follow the centralized approval process. The approval procedure varies among countries and can involve additional testing. Further, the time required to obtain approval from foreign regulatory authorities may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We have not yet submitted an NDA to the FDA or made a comparable submission in any foreign country for any of our product candidates, including oritavancin.

The FDA or comparable foreign regulatory authorities might decide that our data is insufficient for approval and require additional clinical trials or other studies. Additionally, recent events have raised questions about the safety of marketed drugs and may result in increased cautiousness by the FDA and/or comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations. Further, the FDA and comparable foreign regulatory authorities may decelerate regulatory approvals for new drug candidates and impose more stringent product labeling requirements in an effort to ensure that approved drugs are safe and efficacious. Any delay in obtaining, or any inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates. Further, even if we do receive regulatory approval to market a commercial product, that approval may be subject to limitations on the indicated uses for the approved drug product. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the necessary regulatory approvals for commercialization.

Oritavancin may not be accepted by physicians, patients, third party payors, or the medical community in general.

Even if oritavancin is approved by the relevant regulatory agencies, the commercial success of oritavancin will depend upon its acceptance by physicians, patients, third party payors and the medical community in general. If approved, oritavancin will compete with vancomycin, a relatively inexpensive generic drug that is manufactured by a variety of companies, a number of existing antibiotics manufactured and marketed by major pharmaceutical companies and others, including linezolid (marketed by Pfizer as Zyvox) and daptomycin (marketed by Cubist as Cubicin), and potentially new antibiotics that are not yet on the market. Even if the medical community accepts that oritavancin is safe and efficacious for its approved indications, physicians may not immediately be receptive to the use of oritavancin or may be slow to adopt it as an accepted treatment for gram-positive infections. In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement to providers and the consumer from third-party payors, such as government and private insurance plans. These third-party payors are increasingly challenging and negotiating the prices charged for medical products and services based on their degree of value to the patient. If not added to hospital and managed care organization formularies, oritavancin will not be available for prescription by treating physicians.

If we are unable to demonstrate to physicians that, based on experience, clinical data, side-effect profiles and other factors, oritavancin is preferable to vancomycin and other existing or subsequently-developed anti-infective drugs, we may never generate meaningful revenue from oritavancin. The degree of market acceptance of oritavancin depends on a number of factors, including, but not limited to:

•	the demonstrated clinical efficacy and safety of oritavancin;

•	our ability to educate the medical community about the safety and effectiveness of oritavancin;

•	the cost of treatment using oritavancin in relation to alternative treatments, including vancomycin and other generic antibiotics;

•	acceptance by physicians and patients of oritavancin as a safe and effective treatment;

•	the extent to which oritavancin is approved for inclusion on formularies of hospitals and managed care organizations;

•	the reimbursement policies of government and third party payors;

•	the perceived advantages of oritavancin over alternative treatments, including its potency, treatment period and side effects as compared to other alternative treatments;

•	the clinical indications for which oritavancin is approved and whether oritavancin is effective against a broad range of gram-postitive infections or only certain ones;

•	the extent to which bacteria develop resistance to oritavancin, thereby limiting its efficacy in treating or managing infections;

•	whether oritavancin is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	relative convenience and ease of administration; and

•	prevalence and severity of side effects.

We have incurred operating losses in each year since our inception and expect to continue to incur substantial losses for the foreseeable future.

We have been engaged in discovering and developing compounds and product candidates since May 1997. We only acquired worldwide rights to oritavancin from InterMune in December 2005. To date, we have not generated any product sales revenue from oritavancin or any drug product candidate, and we may never generate revenue from selling pharmaceutical products. Further, even if we are able to commercialize oritavancin or any other product candidate, there can be no assurance that we will ever achieve profitability. As of March 31, 2007, we had a deficit accumulated during the development stage of approximately $82.3 million.

Assuming we obtain FDA approval, we expect that our expenses will increase as we prepare for the commercial launch of oritavancin and as we conduct further clinical trials on oritavancin for other indications. We also expect that our research and development expenses will continue to increase as we continue to initiate new discovery programs and expand our development programs. As a result, we expect to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. We are uncertain when or if we will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

If we are unable to generate revenues from any product candidates, including oritavancin, or if we are unable to cost-effectively acquire other drug candidates or drug products, our ability to create long-term shareholder value may be limited.

We have no drug products that have been approved by the FDA. Our product candidate closest to possible commercialization is oritavancin, for which we have not yet filed an NDA and for which we must still seek and receive regulatory approval prior to commercial launch. We do not have any product candidates that will generate revenues in the near term. We note that most drug candidates never make it to the clinical development stage and even those that do make it into clinical development have only a small chance of gaining regulatory approval and becoming a drug product. If we are unable to commercialize any of our current or future drug candidates, including oritavancin, or to acquire any marketable drug products, our ability to create long-term shareholder value will be limited.

In the future, we may seek out opportunities to partner with other companies to acquire rights to other drug candidates or drug products, but there is no guarantee that we will be successful in these efforts. The market to acquire rights to promising drug candidates and drug products is highly competitive, and we would be competing with companies that have significantly more resources and experience than we have. In addition, proposing, negotiating, completing and integrating an economically viable drug product acquisition or license is a lengthy and complex process. We may not be able to acquire or license the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and drug products that are more effective or less costly than oritavancin or any drug candidate that we are currently developing or that we may develop, which could render our technology obsolete and noncompetitive.

The competition in the market for therapeutic products that address infectious diseases is intense. Oritavancin faces competition in the United States from commercially available drugs such as vancomycin, marketed generically by Abbott, Shionogi & Co., Ltd., and others; daptomycin, marketed by Cubist Pharmaceuticals, Inc. as Cubicin; and linezolid, marketed by Pfizer, Inc. as Zyvox. In particular, vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic form. Vancomycin, daptomycin and linezolid are all approved treatments for serious gram positive infections such as cSSSI. Further, daptomycin is an approved treatment for bacteremia, linezolid is an approved treatment for nosocomial pneumonia and vancomycin is an approved treatment for both bacteremia and pneumonia.

In addition, Pfizer is seeking FDA approval to market dalbavancin (under the name Zeven®) in the United States, which, according to filings made by Pfizer with the Securities and Exchange Commission, could occur during 2007, and, according to filings made by Theravance with the Securities and Exchange Commission, Theravance is seeking FDA approval to market telavancin in the United States and submitted an NDA for telavancin in 2006. Other drug candidates in development include ceftobiprole (developed by Johnson & Johnson) and iclaprim (developed by Arpida Ltd.), which, if approved, would compete in the intravenous antibiotic market and would target indications such as cSSSI. In addition, oritavancin may face competition from drug candidates currently in clinical development and drug candidates that could receive regulatory approval before oritavancin in countries outside the United States and the European Union.

Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

•	discover and develop medicines that are superior to other products in the market;

•	attract qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection for our medicines and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

Any new medicine that competes with a generic market leading medicine must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome severe price competition and be commercially successful. If approved, oritavancin must demonstrate these advantages, as it will compete with vancomycin, a relatively inexpensive generic drug that is manufactured by a number of companies, and a number of existing antibiotics marketed by major pharmaceutical companies. We will not achieve our business plan if the acceptance of oritavancin is inhibited by price competition or the reluctance of physicians to switch from existing drug products to oritavancin or if physicians switch to other new drug products, or choose to reserve oritavancin for use in limited circumstances. The inability to compete with existing drug products or subsequently introduced drug products would have a material adverse impact on our operating results.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates obsolete. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing.

Reimbursement may not be available for oritavancin or our other product candidates, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of oritavancin or our product candidates will depend on reimbursement policies and may be affected by future health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for oritavancin or any of our other product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able successfully to commercialize oritavancin or any of our other products.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Modernization Act of 2003 added an outpatient prescription drug benefit to Medicare, which became effective on January 1, 2006. Drug benefits under this provision are administered through private plans that negotiate price concessions from pharmaceutical manufacturers. We cannot be certain that oritavancin will successfully be placed on the list of drugs covered by particular health plans, plan formularies, nor can we predict the negotiated price for oritavancin, which will be determined by market factors. With respect to Medicaid, the Deficit Reduction Act of 2005 made several changes to the way pharmacies are reimbursed under Medicaid, most of which went into effect on January 1, 2007, which changes could lead to reduced drug prices. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If oritavancin is not included on these preferred drug lists, physicians may not be inclined to prescribe it to their Medicaid patients.

As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly-approved drugs, which in turn will put pressure on the pricing of drugs. The availability of numerous generic antibiotics at lower prices than branded antibiotics, such as oritavancin, if it were approved for commercial introduction, may also substantially reduce the likelihood of reimbursement for oritavancin. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Our ability to pursue the development and commercialization of oritavancin depends upon the continuation of our license from Lilly.

Our license agreement with Lilly provides us with a worldwide exclusive license to develop and sell oritavancin in fields relating to infectious diseases. Pursuant to the license agreement, we are required to make certain milestone and royalty payments to Lilly. The license rights to oritavancin granted to us could revert to Lilly if we do not continue to use commercially reasonable efforts to develop and commercialize an oritavancin drug product or if we otherwise materially breach the agreement. In addition, either we or Lilly may terminate the license agreement upon the other party’s insolvency or uncured material breach of the agreement. If our license agreement with Lilly were terminated, we would lose our rights to develop and commercialize oritavancin, which would materially and adversely affect our business, results of operations and future prospects.

Even if our product candidates receive regulatory approval, commercialization of these products may be adversely affected by regulatory actions.

Even if we receive regulatory approval, this approval may include limitations on the indicated uses for which we can market our medicines. Further, if we obtain regulatory approval, a marketed medicine and its manufacturer are subject to continual review, including review and approval of the manufacturing facilities. Discovery of previously unknown problems with a medicine may result in restrictions on its permissible uses, or on the manufacturer, including withdrawal of the medicine from the market. The FDA and similar foreign regulatory bodies may also implement new standards or change their interpretation and enforcement of existing standards and requirements for the manufacture, packaging or testing of products at any time. If we are unable to comply, we may be subject to regulatory or civil actions or penalties that could significantly and adversely affect our business. Any failure to maintain regulatory approval will limit our ability to commercialize our product candidates, which would materially and adversely affect our business, operating results and financial condition.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We have agreements with third-party contract research organizations to provide monitors for and to manage data for our ongoing clinical programs. We rely heavily on these parties for execution of our pre-clinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol. We and our contract research organizations are required to comply with current good clinical practices, which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these good clinical practices regulations through periodic inspections of trial sponsors, principal investigators and trial sites. If we or our contract research organizations fail to comply with applicable good clinical practices regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices regulations. In addition, our clinical trials must be conducted with product produced under good manufacturing practices regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Our contract research organizations have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our contract research organizations have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party contract research organizations terminate, we may not be able to enter into arrangements with alternative contract research organizations. If contract research organizations do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We have recently hired additional contract research organizations to obtain additional resources and expertise to accelerate our progress with regard to on-going clinical programs and the synthesis of clinical trial data for submission with our NDA for oritavancin. Switching or adding additional contract research organizations involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new contract research organization commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contract research organizations, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our operating results, financial condition or future prospects.

We will be completely dependent on third parties to manufacture oritavancin, and our commercialization of oritavancin could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of oritavancin or fail to do so at acceptable quality levels or prices.

We do not have the capability to manufacture our own oritavancin active pharmaceutical ingredient (or API). As a result, we have entered into a manufacturing and supply agreement with Abbott to manufacture and supply us with bulk oritavancin API for clinical and commercial purposes. Abbott is our sole provider of our supply of oritavancin API. Pursuant to our agreement with Abbott, Abbott currently stores some oritavancin API at its facilities in Illinois and the FDA has agreed to consider the use by us of oritavancin API produced by Abbott, upon regulatory approval, for commercial launch. It is possible, however, that if and when we receive regulatory approval to market and sell oritavancin, our current supply of oritavancin API may have exceeded its useful life and no longer be appropriate for commercial sale.

In addition, we do not have the capability to package oritavancin finished drug product for distribution to hospitals and other customers. Consequently, we have entered into an agreement with Catalent to supply us with finished product, to be packaged 100 milligrams in 20 cc vials. Prior to commercial launch, we intend to enter into a similar agreement with an alternate fill/finish drug product supplier for oritavancin so that we can ensure proper supply chain management once we are authorized to make commercial sales of oritavancin. Once finalized, we expect that the selected alternate supplier will provide us with finished drug product, also packaged 100 milligrams in a 20 cc vial. If we receive marketing approval from the FDA, we intend to sell drug product finished and packaged by either Catalent or this alternate supplier.

We have entered into long-term agreements with each of Abbott and Catalent. In the case of the agreement with Abbott, either party to this agreement may terminate the agreement with at least two years advance notice if the terminating party determines in good faith that the clinical development and/or commercialization of oritavancin of the bulk drug substance, before or after the first commercial sale made by us, is not technically or commercially feasible or if it is not economically justifiable. After the initial term of this agreement, which extends until December 31, 2014, the agreement automatically renews for successive two year terms unless terminated by either party with at least twelve months’ notice. If we change the specifications for the bulk drug substance Abbott is to produce, or the FDA or another regulatory body requires us to change the manufacturing specification for the bulk drug substance, and that change would increase Abbott’s manufacturing costs, we must reach an agreement with Abbott about how to allocate the costs associated with the change. If we cannot reach agreement, Abbott may refuse to implement the change, or may terminate the agreement. Further, Abbott may terminate this agreement if the FDA has not approved an NDA prior to January 1, 2010. Finally, either we or Abbott may terminate this agreement on 60 days’ written notice in the event of insolvency of or uncured material breach by the other party.

Our agreement with Catalent provides for an initial three year term continuing until March 27, 2010. Either party may terminate this agreement on 60 days’ written notice in the event of an uncured material breach. In addition, Catalent may suspend production under this agreement until any outstanding payments are brought current. Finally, either party may terminate this agreement upon the other party’s insolvency. We have not yet entered into a long-term agreement with any alternate fill/finish suppliers, but we intend to do so prior to commercial launch of oritavancin in order to ensure that we maintain adequate supplies of finished drug product.

If, for any reason, these third parties are unable or unwilling to perform, we may not be able to terminate our agreements with them, and we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. If Catalent or any alternate supplier of finished drug product, or in particular, Abbott, experiences any significant difficulties in its respective manufacturing processes for oritavancin API or finished product, we could experience significant interruptions in the supply of oritavancin. We note that in connection with the production of a series of three validation lots, one of the manufacturing lots recently failed to meet the required specifications such that it had to be reproduced. Were we to encounter manufacturing issues such as this on a larger scale in the future, our ability to produce a sufficient supply of oritavancin might be negatively affected. Our inability to coordinate the efforts of our third party manufacturing partners, or the lack of capacity available at our third party manufacturing partners, could impair our ability to supply oritavancin at required levels. Because of the significant regulatory requirements that we would need to satisfy in order to qualify a new bulk or finished product supplier, if we face these or other difficulties with our current suppliers, we could experience significant interruptions in the supply of oritavancin if we decided to transfer the manufacture of oritavancin to one or more alternative suppliers in an effort to deal with the difficulties.

We cannot guarantee that Abbott, Catalent or alternative manufacturers will be able to reduce the costs of commercial scale manufacturing of oritavancin over time. If the manufacturing costs of oritavancin remain at current levels, these costs may significantly impact our operating results. In order to reduce costs, we may need to develop and implement process improvements. However, in order to do so, we will need, from time to time, to notify or make submissions with regulatory authorities, and the improvements may be subject to approval by such regulatory authorities. We cannot be sure that we will receive these necessary approvals or that these approvals will be granted in a timely fashion. We also cannot guarantee that we will be able to enhance and optimize output in our commercial manufacturing process. If we cannot enhance and optimize output, we may not be able to reduce our costs over time.

We believe we have sufficient quantities of manufactured drug substance and have contracted with Catalent to formulate drug product to complete all of the currently planned clinical studies of oritavancin. Further, we plan to have Abbott, Catalent and any alternate suppliers later identified manufacture and package additional bulk drug substance and finished drug product in connection with commercial launch in the event oritavancin is approved for sale by regulatory authorities. If we are unable to do so in a timely manner, the commercial introduction of oritavancin, if approved by the FDA, would be adversely affected.

If the FDA does not approve the manufacturing facilities of Abbott, Catalent or any later identified manufacturing partners, we may be unable to develop or commercialize oritavancin.

We rely on Abbott and Catalent to manufacture bulk oritavancin API and finished drug product, respectively, and currently have no plans to develop our own manufacturing facility. In addition, we expect to add an alternate fill/finish provider prior to commercial launch of oritavancin. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA, which inspections will be completed after we submit our NDA to the FDA. We do not control the manufacturing process of oritavancin and are completely dependent on our contract manufacturing partners—currently, Abbott and Catalent—for compliance with the FDA’s requirements for manufacture of finished oritavancin drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure FDA approval for the manufacturing facilities. If the FDA does not approve these facilities for the manufacture of oritavancin, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining approval for and manufacturing oritavancin.

In addition, our contract manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with current Good Manufacturing Practices, or cGMPs, and similar regulatory requirements. These cGMP regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. We do not have control over our contract manufacturers’ compliance with these regulations and standards. Failure by any of our contract manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure to grant approval to market our product candidates, delays, suspensions or withdrawals of approvals, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Failure by our contract manufacturers to comply with or maintain any of these standards could adversely affect our ability to develop, obtain regulatory approval for or market our product candidates.

In order to satisfy regulatory authorities, we may need to reformulate the way in which our oritavancin API is created to remove animal source product.

Presently, our oritavancin API is manufactured using animal source product—namely porcine source product. Certain non-US regulatory authorities have historically objected to the use of animal source product—particularly bovine source product—in manufactured drug product. As a result and in order to best position oritavancin for approval in foreign jurisdictions, we have entered into an agreement with Abbott whereby we, along with Abbott, are seeking to develop a manufacturing process for oritavancin API that does not rely on the use of any animal source product.

Although we believe that we can develop a manufacturing process for oritavancin API that does not rely on the use of animal source product, there can be no assurance that we, along with Abbott, will be successful in this endeavor. If we are unable to remove animal source product from the manufacturing process for oritavancin API, it is possible that we will be unable to receive regulatory authority for oritavancin in certain foreign jurisdictions, which would likely have a negative impact on our ability to achieve our business objectives.

We may encounter delays in filling customer orders or incur substantial losses if our supply of bulk and finished drug product, which are produced and packaged for us by third party manufacturers, is interrupted.

Once Abbott has completed production of oritavancin bulk drug product at its facilities in Illinois, the product is shipped to Catalent’s facilities in Arizona for processing, packaging and labeling as final drug product. These shipments are of significant value and, while in transit, could be lost or damaged. Moreover, at any time after being shipped, our oritavancin API or finished drug product could be lost or damaged as it is stored with Catalent, our current finished product manufacturer, or, additionally, in the future, when it is stored at the facilities of any alternate fill/finish supplier. Depending on when in this process the API or finished drug product is lost or damaged, we may have limited recourse for recovery manufacturers or insurers. As a result, our financial performance could be impacted by any such loss of or damage to our oritavancin API.

We also may experience interruption or significant delay in the supply of oritavancin API or finished drug product due to natural disasters, acts of war or terrorism, shipping embargoes, labor unrest or political instability. In any such event, the supply of oritavancin API stored at Abbott and the oritavancin finished drug product stored with Catalent or any alternate fill/finish supplier could also be impacted. We may also be subject to financial risk from volatile fuel costs associated with shipping oritavancin API or finished drug product within the United States and, once we have received necessary foreign approvals, to our international distribution partners for packaging, labeling and distribution.

If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our product candidates and we could be forced to share our rights to commercialize our product candidates with third parties on terms that may not be favorable to us.

We need large amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our discovery and development efforts and we might have to enter into strategic collaborations that could require us to share commercial rights to our products and product candidates with third parties in ways that we currently do not intend. Based on our current operating plans, and after giving effect to the receipt of the net proceeds of this offering, we believe that our cash and cash equivalents and marketable securities will be sufficient to meet our anticipated operating needs into 2009. Depending on the status of regulatory approval or, if approved, commercialization of oritavancin, as well as the progress we make in selling that product candidate, we may require additional capital to fund operating needs thereafter.

Further, we are party to a license agreement with Lilly pursuant to which we are obligated to make certain cash milestone payments to Lilly upon the receipt of certain regulatory approvals of our oritavancin product. In addition, we are required to make certain cash royalty payments upon our achievement of target levels of commercial sales of our oritavancin product. We are also obligated to make a future cash milestone payment to InterMune upon our receipt from the FDA of all approvals necessary for the commercial launch of oritavancin. Though we believe that these royalty rates and milestone payments are reasonable in light of our business plan, we will require large amounts of capital to satisfy these obligations.

We may also need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate. To raise additional funds, we may seek to sell additional equity or debt securities, or both, or incur other indebtedness. The sale of additional equity or debt securities, if convertible, could result in the issuance of additional shares of our capital stock and could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock to fall.

We currently have no sales organization. If we are unable to establish satisfactory sales and marketing capabilities, we may not succeed in commercializing oritavancin.

At present, we have no sales personnel and a limited number of marketing personnel. In anticipation of receiving FDA approval for the commercial launch of oritavancin, we anticipate beginning to hire additional sales and marketing personnel to establish our own sales and marketing capabilities in the United States in time for our anticipated commercial launch of oritavancin. We plan to add our first sales representatives in the first quarter of 2008. Therefore, at the time of our anticipated commercial launch of oritavancin, assuming regulatory approval of the drug by the FDA, our sales and marketing team will have worked together for only a limited period of time. We cannot guarantee that we will be successful in marketing oritavancin in the United States.

We may not be able to establish a direct sales force in a cost effective manner or realize a positive return on this investment. In addition, we will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If appropriate regulatory approvals are obtained, we intend to commercialize oritavancin and our other product candidates in international markets through collaboration arrangements with third parties. We have not yet entered into any agreements related to the marketing of oritavancin or any of our other product candidates in international markets and we may not be able to enter into any arrangements with respect to international collaborations on favorable terms or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed our product candidates entirely on our own. If we are unable to enter into appropriate marketing arrangements for our product candidates in international markets, we may not be able to develop an effective international sales force to successfully commercialize oritavancin and our other product candidates in international markets. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited as a significant portion of the market opportunity for oritavancin and our other product candidates is likely to be in international markets.

If we are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure or if we do not successfully enter into appropriate collaboration arrangements with third parties, we will have difficulty commercializing oritavancin and our other product candidates, which would adversely affect our business, operating results and financial condition.

A variety of risks associated with our international business relationships could materially adversely affect our business.

If approved for commercialization, we expect oritavancin to be marketed worldwide. Consequently, we expect that we will be subject to additional risks related to operating in foreign countries including:

•	differing regulatory requirements for drug approvals in foreign countries;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

In order to establish our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of July 15, 2007, we employed 78 employees. As our development and commercialization plans and strategies develop, we expect to need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to commercialize oritavancin and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. In order to induce valuable employees to remain at Targanta, we have provided options that vest over time. The value to employees of options that vest over time is significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facilities in Cambridge, Massachusetts, Indianapolis, Indiana and Montreal, Québec, Canada. These areas are headquarters to many other biopharmaceutical companies and many academic and research institutions and, as a result, there is currently a shortage of experienced scientists, which is likely to continue. Competition for skilled personnel in our market is very intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms.

Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. While we have employment agreements with certain of our employees, these employment arrangements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize drug candidates would be limited.

We may acquire additional businesses or form strategic alliances in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company that enhances the performance of our combined businesses or product lines to realize value from expected synergies. We cannot assure that, following an acquisition, we will achieve the revenues or specific net income that justifies the acquisition.

Risks Related to Legal Uncertainty

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any involuntary disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain.

As of March 31, 2007, through our license agreement with Lilly, we licensed from Lilly 35 issued United States patents, three pending United States patent applications, approximately 460 granted foreign patents and approximately 95 foreign national patent applications. We also have three pending United States patent applications filed in relation to aspects of oritavancin discovered by our scientists. After the patent related to the composition of oritavancin expires on November 24, 2015, we will not be able to use this patent to block others from marketing oritavancin in the United States. We believe, however, that under Hatch-Waxman legislation, the composition of matter patent covering oritavancin may be eligible to be extended for up to an additional five years.

Third parties may challenge the patents we license. Further, the patent applications that we license may fail to result in issued patents. Further, the existing or future patents to which we have rights based on our agreement with Lilly may be too narrow to prevent third parties from developing or designing around these patents. Manufacturers of generic drugs may also seek to obtain approval to sell a generic version of oritavancin prior to the expiration of the patent on the composition of oritavancin. If the sufficiency of the breadth or strength of protection provided by the patents we license with respect to oritavancin or the patents we pursue related to another product candidate is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize oritavancin and our other product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our drug candidates under patent protection would be reduced.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery and development processes that involve proprietary know-how, information and technology that is not covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States and Canada. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third party patents with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of oritavancin and/or our other product candidates. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third party patents with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of oritavancin and/or our other product candidates. At present, we are not aware of any patent claims with merit that would adversely and materially affect our ability to develop our product candidates. We are, however, aware of two United States patents, and European, Canadian and Japanese counterpart patents, with claims to naturally occurring molecules that may be produced in trace amounts as contaminants during the manufacture of oritavancin. Derivatives of these molecules may also be present in the final oritavancin product. Based on our review of the United States patents and their issued claims, we do not believe that their existence would block our ability to manufacture or commercialize oritavancin in the United States, assuming we receive regulatory approval to market oritavancin in the United States. Furthermore, both of these third-party United States patents will expire by the end of December 2008. Thus, it is likely that at least one, if not both, of the United States patents will be expired by the time we obtain approval to market oritavancin in the United States. We cannot rule out the possibility of third party allegations related to these or any other patents. If these or any other patents were held by a court of competent jurisdiction to cover the oritavancin manufacturing process, any molecules formed during the manufacturing process or the final oritavancin product itself, the holders of any such patents may be able to block our ability to commercialize oritavancin unless we obtained a license under the applicable patent or patents, or until such patents expire. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. Any inability to obtain such a license under the applicable patents on commercially reasonable terms, or at all, may have a material adverse effect on our ability to commercialize oritavancin until such patents expire.

In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain future licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our medicines.

The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products.

Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business, operating results and financial condition.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials and viruses. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in both the United States and Canada govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

General Company-Related Risks

Our stock price may be volatile, and the value of our stock could decline.

The trading price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•

any delay in filing our NDA for oritavancin and any adverse development or perceived adverse development with respect to the FDA’s review of the NDA, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	failure to meet or exceed revenue and financial projections we provide to the public;

•	actual or anticipated variations in quarterly operating results;

•	failure to meet or exceed the estimates and projections of the investment community;

•	adverse results or delays in clinical trials;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

•	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our international commercialization partners;

•	the termination of a collaboration or the inability to establish additional collaborations;

•	adverse regulatory decisions;

•	unanticipated serious safety concerns related to the use of oritavancin or any of our other product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	our failure to commercialize oritavancin, develop additional drug candidates and commercialize additional drug products;

•	additions or departures of key scientific or management personnel;

•	issuances of debt or equity securities;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on an initial public offering price of $             per share. Further, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own only approximately         % of the shares of common stock outstanding.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. In addition, as of July 15, 2007, options to purchase 1,800,739 shares of our common stock at a weighted average exercise price of $5.08 per share and warrants exercisable for up to 598,751 shares of our common stock at a weighted average price of $13.87 per share were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation of our Company.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and The Nasdaq Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report, commencing in our annual report on Form 10-K for the year ending December 31, 2008, on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately 11,374,891 of our total outstanding shares will be eligible for sale upon expiration of the lock-up period. In addition, shares issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (or the Securities Act), subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to existing stockholders.

Pursuant to our 2007 Equity Incentive Plan, our management is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under our 2007 Equity Incentive Plan will automatically increase each year by an amount equal to 3.5% of all shares of our capital stock outstanding as of January 1st of each year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year.

All of the shares of common stock sold in our initial public offering will be freely tradable without restrictions or further registration under the Securities Act, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us and would include persons such as our directors and executive officers.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We believe that, with our initial public offering, our most recent private placement and other transactions that have occurred over the past three years, we have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

Our officers and directors and other affiliates may be able to exert significant control over the company.

After this offering, our executive officers, directors, 5% stockholders and their affiliates will control approximately         % of our outstanding common stock. Therefore, these stockholders will have the ability to influence the company through this ownership position.

These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporation transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Our corporate compliance program cannot ensure that we are in compliance with all applicable “fraud and abuse” laws and regulations and other applicable laws and regulations in the jurisdictions in which we sell oritavancin or other product candidates, and a failure to comply with these regulations or prevail in litigation related to noncompliance could harm our business.

Our general operations, and the research, development, manufacture, sale and marketing of our products, are subject to extensive laws and regulation, including but not limited to, health care “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are current best practices, we cannot guarantee that this program will protect us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial condition:

•	the timing of regulatory filings and approvals;

•	the initiation, timing, progress and results of our drug discovery efforts, pre-clinical studies, clinical trials and other development efforts;

•	our ability to advance product candidates into clinical trials;

•	the further clinical development and commercialization of our product candidates;

•	the implementation of our business model, strategic plans for our business and product candidates;

•	the loss of key personnel;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing, as well as the availability of necessary financing on attractive terms;

•	assuming regulatory approval and commercialization of our product candidates, market acceptance of the products we develop;

•	our use of proceeds from this offering;

•	our financial performance;

•	competitive companies, technologies and our industry; and

•	other factors discussed elsewhere in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, new information, future earnings or otherwise.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by this data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

We will receive net proceeds of approximately $             million from the sale of              shares of common stock at the assumed initial public offering price of $             per share, after deducting underwriting commissions and discounts of $             million and estimated expenses of $             million. A $1.00 increase (decrease) in the assumed initial public offering price of $             would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, then the net proceeds will be approximately $             million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate using the net proceeds from this offering:

•	to fund internal and external costs in connection with our anticipated NDA submission for oritavancin in the United States and for other regulatory filings thereafter in Europe;

•	to fund clinical trials for oritavancin in cSSSI using a single administration and to continue the clinical development of oritavancin for other indications such as bacteremia;

•	to fund commercial launch-related expenses for oritavancin including manufacturing, marketing, and sales, in anticipation of regulatory approval;

•	to make regularly scheduled payments on existing debt facilities;

•	to apply the remaining funds for general corporate purposes and the potential acquisition of, or investment in, technologies, products, or companies that complement our business.

We have no current understandings, commitments, or agreements with respect to any acquisition of or investment in any technologies, products, or companies.

The amounts and timing of our actual expenditures will depend upon numerous factors, including whether we obtain FDA approval for oritavancin and, if so, the timing of such approval, the success of the commercial launch of oritavancin if approved by the FDA, our cash flows from operations and the anticipated growth of our business. Management will have significant flexibility in applying the net proceeds from this offering. See “Risk Factors—Risks Related to this Offering.” Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain any future earnings for the development, operation and expansion of our business and do not anticipate paying dividends in the foreseeable future. Moreover, our loan agreement relating to our credit facility with Investissement Québec imposes restrictions on our ability to declare and pay dividends. We may also incur future indebtedness that will limit our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to give effect, upon the closing of this offering, to the conversion of 9,935,665 shares of our convertible preferred stock into an aggregate of 11,437,520 shares of common stock; and

•

on a pro forma as adjusted basis to give effect to the sale by us of              shares of common stock at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2007 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$58,032	$58,032

Note payable	7,565	7,565
Deferred rent	46	46
Warrants to purchase shares subject to redemption	1,181	1,181
Stockholders’ equity:
Series A convertible preferred stock, par value $0.0001 per share, 20,000 shares authorized, 15,643 shares issued and outstanding, actual; no shares authorized, issued or outstanding, on a pro forma basis or on a pro forma as adjusted basis	1,458	—
Series B convertible preferred stock, par value $0.0001 per share, 245,000 shares authorized, 143,860 shares issued and outstanding, actual; no shares authorized, issued or outstanding, on a pro forma basis or on a pro forma as adjusted basis	15,198	—
Series C-1 convertible preferred stock, par value $0.0001 per share, 3,200,000 shares authorized, 2,361,017 shares issued and outstanding, actual; no shares authorized, issued or outstanding on a pro forma basis or on a pro forma as adjusted basis	22,557	—
Series C-2 convertible preferred stock, par value $0.0001 per share, 1,600,000 shares authorized; 1,081,171 shares issued and outstanding, actual; no shares authorized, issued or outstanding on a pro forma basis or on a pro forma as adjusted basis	10,665	—
Series C-3 convertible preferred stock, par value $0.0001 per share, 9,500,000 shares authorized, 6,333,974 shares issued and outstanding, actual; no shares authorized, issued or outstanding on a pro forma basis or on a pro forma as adjusted basis	64,199	—
Common stock, par value $0.0001 per share, 32,000,000 shares authorized; 20,230 shares issued and outstanding, actual; 32,000,000 shares authorized, 11,457,750 shares issued and outstanding on a pro forma basis; shares authorized, shares issued and outstanding on a pro forma, as adjusted basis(1)	—	1
Additional paid-in capital(1)	14,649	128,725
Accumulated other comprehensive income	1,519	1,519
Accumulated deficit	(82,302)	(82,302)

Total stockholders’ equity(1)	47,943	47,943

Total capitalization(1)	$56,735	$56,735

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ would increase (decrease) each of cash and cash equivalents, common stock, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding following this offering is based on 11,457,750 shares of our common stock outstanding as of July 15, 2007, and excludes:

•

2,051,749 shares of our common stock reserved for issuance under our stock plan, of which options to purchase 1,800,739 shares of our common stock are outstanding at a weighted average price of $5.08 per share;

•	the issuance of up to 598,751 shares of our common stock upon the exercise of outstanding warrants at a weighted average price of $13.87 per share, all of which are currently exercisable; and

•

shares potentially issuable to InterMune upon our future achievement of a milestone under our agreements with InterMune, consisting of 358,798 shares of our Series C-2 preferred stock and 358,797 shares of our Series C-3 preferred stock, as well as a warrant exercisable for up to 35,553 shares of our Series C-1 preferred stock.

DILUTION

As of March 31, 2007, we had a historical net tangible book value of $47.9 million, or approximately $2,369.88 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of March 31, 2007, after giving effect to the conversion of all of our series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to this offering and the receipt of $             million of net proceeds from this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, the pro forma net tangible book value of our common stock as of March 31, 2007, would have been $             million, or $             per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of our common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $             per share even though the per share value of our assets after subtracting our liabilities is only $            . In addition, the total consideration from new investors will be $             million, which is         % of the total of $             million paid for all shares of common stock outstanding, but new investors will own only         % of our outstanding shares of common stock. The following table illustrates such dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2007	$2,369.88
Decrease per share attributable to conversion of convertible preferred stock	(2,365.70)

Pro forma net tangible book value per share at March 31, 2007	$4.18
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after offering
Dilution of net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) the pro forma net tangible book value by $             per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in this offering by $             per share, assuming that the number of shares offered in this offering as set forth on the front cover of this prospectus remains the same.

If the underwriters exercise their over allotment option in full, the pro forma net tangible book value per share after the offering would have been $             million, or $             per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of our common stock in this offering.

The following table sets forth, as of March 31, 2007, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors who purchase shares of our common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
	(In thousands, except share and per share data)
Existing stockholders	11,457,750%			$98,662%			$8.61
New investors			%			%

Total		100%			$100%

Both of the tables above reflect the conversion of 15,643 shares of our series A convertible preferred stock; 143,860 shares of our series B convertible preferred stock; 9,776,162 shares of our series C convertible preferred stock into an aggregate of 11,437,520 shares of common stock upon the closing of this offering; and assumes no exercise of the underwriter’s allotment option and no exercise of stock options or warrants after March 31, 2007. As of March 31, 2007, we had outstanding options to purchase a total of 46,017 shares of common stock at a weighted average exercise price of $50.94 per share and outstanding warrants to purchase a total of 8,200 shares of our series B convertible preferred stock at a weighted average exercise price of CAN$234.00 or US $202.67 per share, warrants to purchase a total of 484,354 shares of our Series C-1 convertible preferred stock at an exercise price of $13.06 per share and warrants to purchase a total of 29,855 shares of common stock at an exercise price of $10.45157 per share. To the extent that outstanding options or warrants are exercised in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

This section presents our historical financial data. You should read the selected financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the consolidated financial statements. We have derived the statement of operations data for the years ended May 31, 2004 and 2005, the seven months ended December 31, 2005, the year ended December 31, 2006 and the period from May 20, 1997 (date of inception) through December 31, 2006 and the balance sheet data as of December 31, 2005 and 2006 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We have derived the consolidated statements of operations data for the years ended May 31, 2002 and 2003 and the consolidated balance sheet data as of May 31, 2002, 2003, 2004 and 2005 from a reconciliation to United States GAAP of audited Canadian GAAP financial statements, which have not been audited for United States GAAP purposes. These financial statements are not included herein. The statement of operations data for the three months ended March 31, 2006 and 2007 and for the period from May 20, 1997 (date of inception) through March 31, 2007, and the balance sheet data as of March 31, 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated statements and contain all adjustments necessary for the fair presentation of our results of operations for these periods and financial position as of such dates. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in determining basic and diluted and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock, redeemable convertible preferred stock and convertible debt at the beginning of the period (or at the original date of issuance, if later) into common stock. In 2005, we changed our fiscal year end from May 31 to December 31.

	Year Ended May 31, 2002	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
							2006	2007
	(unaudited)	(unaudited)					(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
Operating expenses
Research and development	$1,508	$2,556	$5,198	$4,503	$2,319	$11,456	$2,179	$5,439	$36,186
Acquired in-process research and development	—	—	—	—	11,847	—	—	9,500	21,347
General and administrative	626	1,174	1,506	1,388	2,108	3,352	561	1,935	13,065

Total operating expenses	2,134	3,730	6,704	5,891	16,274	14,808	2,740	16,874	70,598

Other income (expense)
Interest income	54	139	125	78	31	280	84	458	1,373
Interest expense	(26)	(46)	(41)	(211)	(852)	(14,968)	(4,229)	(2,210)	(18,434)
Foreign exchange gain (loss)	—	—	—	—	15	(214)	(9)	(64)	(264)
Gain on disposal of property and equipment	—	12	—	—	—	—	—	—	47

Other income (expense), net	28	105	84	(133)	(806)	(14,902)	(4,154)	(1,816)	(17,278)

Loss before income tax (expense) benefit	(2,106)	(3,625)	(6,620)	(6,024)	(17,080)	(29,710)	(6,894)	(18,690)	(87,876)

	Year Ended May 31, 2002	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
							2006	2007
	(unaudited)	(unaudited)					(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Income tax (expense) benefit	696	630	776	759	1,491	(431)	(99)	(29)	5,574

Net loss	$(1,410)	$(2,995)	$(5,844)	$(5,265)	$(15,589)	$(30,141)	$(6,993)	$(18,719)	$(82,302)

Net loss per share—basic and diluted	$(82.88)	$(185.90)	$(344.16)	$(305.33)	$(791.46)	$(1,582.84)	$(368.89)	$(936.41)

Weighted average number of common shares used in net loss per share—basic and diluted	18,908	19,469	20,209	20,216	20,230	20,230	20,230	20,230

Unaudited
Pro forma net loss per share—basic and diluted						$(122.86)		$(2.23)
Shares used in computing pro forma net loss per share—basic and diluted						298,918		11,457,750

	May 31, 2002	May 31, 2003	May 31, 2004	May 31, 2005	December 31, 2005	December 31, 2006	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$4,656	$7,732	$1,767	$2,572	$12,209	$12,533	$58,032
Working capital (deficit)	4,802	8,238	2,986	3,422	10,263	(9,895)	55,705
Total assets	6,619	10,325	5,342	5,299	16,169	15,214	61,587
Note payable	—	—	(59)	3,833	6,529	7,297	7,565
Convertible debt	—	—	—	—	9,702	28,516	—
Long-term portion of capital lease obligations	355	430	183	15	—	—	—
Series B redeemable convertible preferred stock	5,064	10,953	12,064	12,972	13,094	14,974	—
Deficit accumulated during the development stage	(3,749)	(6,744)	(12,588)	(17,854)	(33,442)	(63,584)	(82,302)
Total stockholders’ (deficit) equity	407	(2,225)	(8,733)	(14,294)	(18,948)	(41,489)	47,943

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative antibiotics for serious infections treated or acquired in hospitals and other institutional settings. We are developing oritavancin, a novel intravenous antibiotic, for the treatment of serious gram-positive bacterial infections including cSSSI and bacteremia. We expect to submit an NDA for oritavancin for the treatment of cSSSI in the first quarter of 2008 and hope to receive regulatory approvals in late 2008 in the United States and thereafter in Europe. We plan on commercializing oritavancin through our own direct sales force in the United States and in select other countries, and to out-license oritavancin to third parties in other countries as we deem appropriate. In addition, we have discovered another antibiotic that is currently in pre-clinical development for osteomyelitis, and we continually evaluate opportunities for potential in-licensing of other antibiotics for the treatment of hospital-based infections.

We acquired worldwide rights to oritavancin from InterMune in December 2005, and believe that since then we have greatly improved the commercial and economic prospects for the drug by resolving several important issues with the FDA and by substantially lowering the royalty rate that may be payable to Lilly, the original discoverer of oritavancin. Our strategy is to capitalize on the unique attributes of oritavancin to develop it into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for cSSSI and subsequently for other indications.

We are incorporated as a Delaware corporation, effective December 6, 2005, with two subsidiaries in Canada, and we initiated operations through our Canadian subsidiary in May 1997 in Montreal, Québec. To date, we have dedicated substantially all of our activities to the research and development of our drug candidates. Accordingly, we are considered to be in the development stage at December 31, 2006, as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” Our fiscal year ends on December 31 and we operate as one reportable segment. In 2005, we changed our fiscal year end from May 31 to December 31. Prior to our acquisition of oritavancin in December 2005, we were focused on early-stage research in the area of antibiotics and the application of our phage technology.

We have not generated any revenue to date from product sales and have incurred significant operating losses since our inception in 1997. We incurred net losses of $5.8 million and $5.3 million in fiscal years ended May 31, 2004 and 2005, respectively, and $15.6 million for the seven months ended December 31, 2005, $30.1 million for the fiscal year ended December 31, 2006 and $18.7 million for the three months ended March 31, 2007. As of March 31, 2007, we had a deficit accumulated during the development stage of $82.3 million and we expect to incur losses for the foreseeable future.

We expect to incur substantial expenditures in the foreseeable future for the continued development of our product candidates and, if we obtain regulatory approval, for the commercialization of those products. We expect to continue to incur operating losses for at least the next several years, and we will need additional financing to support our activities. We will seek to fund our operations through public or private equity or debt financings or other sources, such as collaborations. Adequate additional funding may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If adequate funds are not available to us, we may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, obtain funds through arrangements with collaborators or others on terms unfavorable to us or pursue merger or acquisition strategies.

Financial Obligations Related to License of Oritavancin

Lilly License Agreement

In December 2005, in connection with our acquisition from InterMune of assets related to oritavancin, we became a party to a license agreement with Lilly pursuant to which we acquired worldwide license rights to patents and other intellectual property related to oritavancin. Pursuant to the license agreement, we are obligated to make the following milestone payments to Lilly:

Milestone	Required Payment
First regulatory approval of oritavancin for the treatment of infectious diseases other than complicated skin and skin structure infections and catheter-related bloodstream infections	$10,000,000
Second regulatory approval of oritavancin for the treatment of infectious diseases other than complicated skin and skin structure infections and catheter-related bloodstream infections	$10,000,000
First calendar year in which net sales exceed $210,000,000	$15,000,000

In addition, pursuant to the license agreement, we are obligated to pay Lilly certain royalties based on our net sales of oritavancin drug product in any calendar year in any jurisdiction in which, under the license agreement, we hold license rights to a valid patent. These royalty obligations are calculated on an aggregate, tiered basis with the royalty percentage increasing based on our realization of qualifying net sales in any calendar year above established thresholds. Under the license agreement, qualifying net sales are sales of oritavancin (or any other product) covered by a patent we license from Lilly, net of customary deductions, in any jurisdiction in which a patent we license from Lilly remains valid. For purposes of calculating qualifying net sales during any particular time period, a sale is deemed to be made at the time the oritavancin (or other) drug product is shipped to the customer, regardless of whether we have received payment at that time. Under the license agreement, we may be obligated to pay the following royalties to Lilly:

	Qualifying annual net sales up to $200,000,000	Qualifying annual net sales in excess of $200,000,000 and up to $400,000,000	Qualifying annual net sales in excess of $400,000,000
Annual royalty rate on qualifying net sales	10%	12%	18%

Under the license agreement with Lilly, our license rights continue on a country-by-country basis until there are no further royalty obligations in a specific country, at which time we will have a fully paid-up, perpetual, irrevocable, exclusive, sublicenseable license to make, have made, use, offer to sell, sell and import oritavancin in fields relating to infectious diseases in the applicable country.

InterMune Agreement

In connection with our acquisition of the worldwide rights to oritavancin from InterMune in December 2005, we entered into an asset purchase agreement with InterMune pursuant to which we agreed to pay InterMune a total of up to $25 million in convertible debt and $9 million in cash, such payments to be in the form of both initial payments and future milestone payments. In addition, we agreed to pay Lilly $1 million in cash, which payment was made in January 2006. As of April 15, 2007, due to the consummation of our acquisition of the worldwide rights to oritavancin and our achievement of an initial milestone, we had made payments to InterMune that totaled $4.0 million and recorded a total of $17.5 million in convertible debt (all of which has converted into shares of our capital stock). All cash payments to Lilly and InterMune, as well as convertible debt, have been recorded as acquired in-process research and development expenses in the consolidated financials statements.

Pursuant to the asset purchase agreement, as amended to date, and the related convertible promissory note we issued to InterMune, as also amended to date, we will issue InterMune additional convertible debt worth $7.5 million, which debt will immediately and automatically convert into shares of our capital stock, upon the earlier to occur of (a) our receipt of authorization from the FDA (whether verbal or written) to conduct, or our first dosing of a subject in, a clinical study of oritavancin in the United States, which clinical study is designed to assess the efficacy of oritavancin (excluding for this purpose any clinical study for cSSSI with a single daily intravenous dose of 200 mg/day of oritavancin (or 300 mg/day for patients weighing greater than 110 kg)); or (b) the consummation of our initial public offering. In addition, we are obligated to make a further $5 million cash payment to InterMune if and when we receive from the FDA all approvals necessary for the commercial launch of oritavancin. We have no other milestone or royalty obligations to InterMune in connection with our December 2005 acquisition of the worldwide rights to oritavancin.

Financial Overview

Revenue. We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products unless we receive regulatory approval for commercial sale of oritavancin. We also may seek to generate revenue from collaborative partners through a combination of up-front license fees, milestone payments, and royalties. Since our inception, we have not entered into any revenue-generating collaboration arrangements.

Research and development expense. Research and development expense consists of expenses incurred in connection with the discovery and development of our product candidates. These expenses consist primarily of salaries and related expenses, allocated facility costs and third-party contract costs relating to research, formulation, manufacturing, pre-clinical study and clinical trial activities. We charge all research and development expenses to operations as incurred. We expect our research and development costs to be substantial and to increase as we conduct further clinical trials on oritavancin for additional indications and advance other product candidates into pre-clinical studies and clinical trials.

Assuming we receive regulatory approval for oritavancin for the treatment of cSSSI, after the initial launch of oritavancin, we expect to continue to incur significant research and development costs as we perform additional clinical trials in order to apply for regulatory approval for additional indications, as well as to advance our additional product candidates. We cannot predict the timing or total cost of completion of these efforts as they are dependent on our discussions with regulatory agencies on clinical trial design and our ability to achieve clinical objectives, which is inherently uncertain. As a result of these uncertainties, we are unable to determine the duration and completion costs of these development activities or whether, when and to what extent we may generate revenues based upon additional indications for oritavancin. Our inability to complete our research and development projects in a timely manner could significantly increase our capital requirements and could adversely impact our liquidity. These uncertainties could require us to seek additional, external sources of financing from time to time in order to continue to pursue our strategy. Our inability to raise additional capital, or to do so on terms reasonably acceptable to us, would jeopardize the future success of our business.

Acquired in-process research and development expense. Acquired in-process research and development expense primarily consists of payments due to InterMune and Lilly for a total of $3.0 million related to our agreement with InterMune and the discounted value of the convertible note issued to InterMune of approximately $8.8 million. In the three months ended March 31, 2007, acquired in-process research and development expense was comprised of an expense of $9.5 million, consisting of a $2.0 million payment and a $7.5 million increase in the value of the InterMune note upon our achievement of an initial milestone. We expect to incur additional acquired in-process research and development expense as we meet additional milestones under our agreement with InterMune and are required to make additional payments to InterMune.

General and administrative expenses. General and administrative expense consists primarily of salaries and related expenses for personnel in our administrative, finance, business development and human resource functions. Other costs include legal costs of pursuing patent protection of our intellectual property, allocated facility costs and professional fees for accounting and legal services. After this offering, we anticipate increases in general and administrative expense relating to the additional expense of operating as a public company. These increases will likely include legal fees, accounting fees and directors’ and officers’ insurance premiums, as well as fees for investor relations services.

Interest expense. Interest expense consists primarily of interest, amortization of beneficial conversion features and debt discount, and amortization of deferred financing costs associated with our note payable and convertible debt issued in December 2005 and convertible debentures issued in 2006. In the seven months ended December 31, 2005 and the year ended December 31, 2006, approximately $529,000 and $12.5 million, respectively, of interest expense was related to the amortization of the beneficial conversion features and debt discount associated with the convertible debt. In the three months ended March 31, 2007, interest expense was $2.2 million. The decrease in interest expense is due to our convertible debt converting into shares of our preferred stock and the remaining unamortized debt discount and beneficial conversion features having been charged to interest expense upon the closing of our Series C financing transaction.

Results of Operations

Three months ended March, 31 2007 compared to three months ended March, 31 2006 (unaudited)

Revenue. We recorded no revenue during the three months ended March 31, 2007 or 2006.

Research and development expense. Research and development expense during the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
Research and development	$2,179	$5,439	$3,260	149.6%

Research and development expense for the three months ended March 31, 2007 was $5.4 million, compared to $2.2 million for the three months ended March 31, 2006. The increase during the three months ended March 31, 2007 in research and development expense was primarily the result of a $1.5 million increase in research contract expense, which increased from $476,000 to $2.0 million primarily due to an increase of $1.3 million for third party product manufacturing and validation work in preparation for the commercial launch of oritavancin, an increase of $500,000 due to in-vitro clinical database work performed for the oritavancin program and partially offset by a $300,000 reduction in clinical data management performed for the oritavancin program; a $819,000 increase in salaries and benefits expense, which increased from $825,000 to $1.6 million mainly due to the hiring of 20 development employees related to the oritavancin program; a $679,000 increase in scientific consulting expense, which increased from $279,000 to $958,000, primarily due to preparation for the oritavancin NDA submission; a $135,000 increase in laboratory supply costs, comprised of non-capital consumable and durable goods used in research activities, which increased from $166,000 to $301,000 mainly due to increased testing activities for the oritavancin program and a $128,000 increase in conference and travel expense, which increased from $98,000 to $226,000 primarily due to an increased level of activity and increased employee base.

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
Acquired in-process research and development	$—	$9,500	$9,500	100.0%

Acquired in-process research and development expense for the three months ended March 31, 2007 was $9.5 million, compared to no expense for the three months ended March 31, 2006. The increase during the three months ended March 31, 2007 in acquired in-process research and development expenses was due to the

$7.5 million increase in the InterMune note upon our achievement of an initial milestone and due to our series C financing during the first quarter of 2007, plus a $2.0 million milestone cash payment made to InterMune in the first quarter of 2007.

General and administrative expense. General and administrative expense during the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
General and administrative	$561	$1,935	$1,374	244.9%

General and administrative expense for the three months ended March 31, 2007 was $1.9 million, compared to $561,000 for the three months ended March 31, 2006. The increase during the three months ended March 31, 2007 in general and administrative expense was primarily the result of a $539,000 increase in the amounts paid for legal, accounting and consulting fees, which increased from $255,000 to $794,000 primarily due to an increase of $210,000 in audit and accounting service fees related to the 2005 and 2006 audits, an increase of $167,000 in patent renewal and maintenance fees for the oritavancin patent estate and an increase of $162,000 in recruiting and information technology consulting fees; a $417,000 increase in salaries and benefits expenses, which increased from $147,000 to $564,000 primarily due to the hiring of additional administrative staff (including our Chief Executive Officer and Chief Financial Officer); and a $206,000 increase in amounts paid for marketing expenses, which increased from $28,000 to $234,000 mainly due to market research for oritavancin.

Interest income. Interest income for the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
Interest income	$84	$458	$374	445.2%

Interest income for the three months ended March 31, 2007 was $458,000, compared to $84,000 for the three months ended March 31, 2006. The increase in interest income for the three months ended March 31, 2007 was due to higher average cash and cash equivalent balances during the three months ended March 31, 2007, due to the receipt of approximately $14.0 million of net proceeds from our December 2006 convertible debenture financing and approximately $57.8 million of net proceeds from our January and February 2007 closings of our series C financing.

Interest expense. Interest expense for the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
Interest expense	$(4,229)	$(2,210)	$2,019	47.7%

Interest expense for the three months ended March 31, 2007 was $2.2 million compared to $4.2 million for the three months ended March 31, 2006. The decrease in interest expense of $2.0 million for the three months ended March 31, 2007 was primarily due to a decrease of $2.1 million in interest on the convertible promissory notes issued in October 2005, December 2005 and December 2006 due to lower overall debt balances as a result of the January 2007 conversion of these notes into shares of series C preferred stock; $147,000 decrease due to a lower incremental change in the fair value of the warrants issued to Investissement Québec (“IQ”), the Company’s lender, partially offset by an increase in interest expense on the IQ loan of $27,000 and partially offset by a $249,000 increase in amortization of deferred financing costs due to the expense associated with the closing of our series C financing transaction.

Income tax benefit (expense). Income tax benefit or expense represents a refundable tax credit provided by the Canadian and Ontario and Québec provincial governments, calculated based on the amount of research and development expenses deemed to be allowable under applicable Canadian tax law, as well as the Canadian Part VI.I tax related to the cumulative dividend on the series B redeemable convertible preferred stock. Allowable expenses are primarily expense items like salary and benefits for research and development staff. Income tax benefit (expense) for the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%
	($ in thousands)
Income tax expense	$(99)	$(29)	$70	70.7%

Income tax expense for the three months ended March 31, 2007 was $29,000, compared to $99,000 for the three months ended March 31, 2006. The decrease in income tax expense for the three months ended March 31, 2007 resulted from a decrease in the Part VI.I income tax expense of $102,000, which decreased from $204,000 to $102,000, and was partially offset by lower qualifying research and development expenses.

Year ended December 31, 2006 compared to year ended May 31, 2005

Revenue. We recorded no revenue in the fiscal years ended May 31, 2005 or December 31, 2006.

Research and development expense. Research and development expense during the fiscal years ended May 31, 2005 and December 31, 2006 was as follows:

	Year ended		Change
	May 31, 2005	December 31, 2006	$	%
	($ in thousands)
Research and development	$4,503	$11,456	$6,953	154.4%

Research and development expense for the fiscal year ended December 31, 2006 was $11.5 million, compared to $4.5 million for the fiscal year ended May 31, 2005. Due to our acquisition of oritavancin in December 2005, we incurred several expenses in 2006 that we did not incur prior to that acquisition, including $2.5 million for research contracts expense, comprised of $1.4 million in amounts paid to manage our clinical database work done in preparation for the NDA submission for oritavancin, $900,000 in amounts paid for third party product manufacturing and validation work in preparation for the commercial launch of oritavancin, and $216,000 in amounts paid for third party pre-clinical work for the osteomyelitis program. Further, the increase during fiscal 2006 in research and development expense was attributable to: an increase of $2.0 million in salaries and benefits expenses, which increased from $2.2 million to $4.2 million mainly due to the hiring of 28 development employees related to the oritavancin program and partially offset by a decrease of 9 research employees; an increase of $1.3 million in consultant costs, which increased from $154,000 to $1.5 million, primarily related to preparation for the oritavancin NDA submission; an increase of $445,000 in laboratory supply costs, comprised of non-capital consumable and durable goods used in research activities (e.g. reagents, laboratory glassware, chemicals and solutions), which increased from $911,000 to $1.4 million, mainly due to increased costs for testing of oritavancin, partially offset by a decrease in laboratory supply expense resulting from a decrease in the number of full-time laboratory staff.

General and administrative expense. General and administrative expense during the fiscal years ended May 31, 2005 and December 31, 2006 was as follows:

	Year ended		Change
	May 31, 2005	December 31, 2006	$	%
	($ in thousands)
General and administrative	$1,388	$3,352	$1,964	141.5%

General and administrative expense for the fiscal year ended December 31, 2006 was $3.4 million, compared to $1.4 million for the fiscal year ended May 31, 2005. The increase in general and administrative expense in fiscal 2006 was primarily the result of a $943,000 increase in amounts paid for legal, accounting and consulting fees, which increased from $187,000 to $1.1 million; an increase of $286,000 in amounts paid for recruiting fees, which increased from $76,000 to $362,000, due to the recruitment of our Chief Executive Officer and Chief Financial Officer and the initiation of our search for a Chief Commercial Officer; an increase of $226,000 in amounts paid for salary and benefit expenses associated with the hiring of additional administrative staff (including our Chief Executive Officer and our Chief Financial Officer), which increased from $539,000 to $765,000; and an increase of $195,000 in amounts paid for marketing expenses, which increased from $95,000 to $290,000 primarily due to market research related to oritavancin.

Interest income. Interest income for the years ended May 31, 2005 and December 31, 2006 was as follows:

	Year ended		Change
	May 31, 2005	December 31, 2006	$	%
	($ in thousands)
Interest income	$78	$280	$202	259.0%

Interest income for the fiscal year ended December 31, 2006 was $280,000, compared to $78,000 for the fiscal year ended May 31, 2005. The increase in interest income from 2005 to 2006 was due primarily to higher average cash and cash equivalent balances during 2006, due to the receipt of approximately $11.8 million of net proceeds from our October and December 2005 convertible note financings, as well as a slight increase in interest rates.

Interest expense. Interest expense for the fiscal years ended May 31, 2005 and December 31, 2006 was as follows:

	Year ended		Change
	May 31, 2005	December 31, 2006	$	%
	($ in thousands)
Interest expense	$(211)	$(14,968)	$(14,757)	N.M.

Interest expense for the fiscal year ended December 31, 2006 was $15.0 million, compared to $211,000 for the fiscal year ended May 31, 2005. The increase in interest expense from 2005 to 2006 was primarily due to an increase of $12.5 million in debt discount amortization associated with the issuance of warrants and the beneficial conversion feature associated with the convertible notes, $1.0 million of interest expense in connection with the convertible notes issued in October and December 2005, including the convertible note issued to InterMune in December 2005, an increase of $898,000 of interest expense on the Investissement Québec (or IQ) loan due to an increase in the note payable balance, an increase in the fair value of the warrants issued to IQ, as well as an increase of $326,000 in the amortization of deferred financing costs.

Income tax benefit (expense). Income tax benefit (expense) for the fiscal years ended May 31, 2005 and December 31, 2006 was as follows:

	Year ended		Change
	May 31, 2005	December 31, 2006	$	%
	($ in thousands)
Income tax benefit (expense)	$759	$(431)	$(1,190)	(156.8)%

Income tax expense for the year ended December 31, 2006 was $431,000, compared to a $759,000 income tax benefit for the year ended May 31, 2005. The decrease in income tax benefit from 2005 to 2006 was due to lower qualifying research and development expenses, as well as an increase of $210,000 in the Part VI.I income tax expense, which increased from $605,000 to $815,000.

Year ended May 31, 2005 compared to year ended May 31, 2004

Revenue. We recorded no revenue in the fiscal years ended May 31, 2004 or 2005.

Research and development expense. Research and development expense during the fiscal years ended May 31, 2004 and 2005 was as follows:

	Year ended May 31,		Change
	2004	2005	$	%
	($ in thousands)
Research and development	$5,198	$4,503	$(695)	(13.4)%

Research and development expense for the fiscal year ended May 31, 2005 was $4.5 million, compared to $5.2 million for the fiscal year ended May 31, 2004. The decrease during fiscal 2005 in research and development expense was primarily the result of a $710,000 decrease in laboratory supply costs, which decreased from $1.6 million to $911,000, primarily as a result of an expenditure of $650,000 in 2004 for a chemistry compound library; a decrease of $104,000 in research contract expense, which decreased from $105,000 to $1,000 due to a phage research program expense of $104,000 in 2004; a decrease of $45,000 in salaries and benefits expenses, which decreased from $2.3 million to $2.2 million; partially offset by a $146,000 increase in rent expense, which increased from $281,000 to $427,000 due to the expansion of our chemistry and in vivo laboratory space.

General and administrative expense. General and administrative expenses during the fiscal years ended May 31, 2004 and 2005 was as follows:

	Year ended May 31,		Change
	2004	2005	$	%
	($ in thousands)
General and administrative	$1,506	$1,388	$(118)	(7.8)%

General and administrative expense for the year ended May 31, 2005 was $1.4 million, compared to $1.5 million for the year ended May 31, 2004. The decrease during fiscal 2005 in general and administrative expense was primarily the result of a $141,000 decrease in salary and benefit expenses, which decreased from $680,000 to $539,000 primarily related to the elimination of the Director of Business Development position; and a $120,000 decrease in professional services fees, which decreased from $307,000 to $187,000 due primarily to fees incurred in 2004 related to capital restructuring consultants and legal fees related to potential financing; partially offset by a $52,000 increase in marketing expenses, which increased from $43,000 to $95,000 as a result of a commissioned research study on the osteomyelitis market.

Interest income. Interest income for the fiscal years ended May 31, 2004 and 2005 was as follows:

	Year ended May 31,		Change
	2004	2005	$	%
	($ in thousands)
Interest income	$125	$78	$(47)	(37.6)%

Interest income for the fiscal year ended May 31, 2005 was $78,000, compared to $125,000 for the fiscal year ended May 31, 2004. The decrease in interest income during fiscal 2005 was due to lower average cash and cash equivalent balances during 2005.

Interest expense. Interest expense for the fiscal years ended May 31, 2004 and 2005 was as follows:

	Year ended May 31,		Change
	2004	2005	$	%
	($ in thousands)
Interest expense	$(41)	$(211)	$(170)	(414.6)%

Interest expense for the year ended May 31, 2005 was $211,000, compared to $41,000 for the year ended May 31, 2004. The increase in interest expense in fiscal 2005 was primarily due to an increase of $151,000 in interest related to the IQ loan and an increase of $35,000 in amortization of deferred financing costs related to this loan.

Income tax benefit. Income tax benefit for the fiscal years ended May 31, 2004 and 2005 was as follows:

	Year ended May 31,		Change
	2004	2005	$	%
	($ in thousands)
Income tax benefit	$776	$759	$(17)	(2.2)%

Income tax benefit for the fiscal year ended May 31, 2005 was $759,000, compared to $776,000 for the fiscal year ended May 31, 2004. The decrease in fiscal 2005 was due to lower qualifying research and development expenses in 2005 compared to 2004, partially offset by a decrease in the Part VI.I income tax expense.

Seven months ended December 31, 2005 compared to seven months ended December 31, 2004 (unaudited)

Revenue. We recorded no revenue during the seven months ended December 31, 2004 or 2005.

Research and development expense. Research and development expense during the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Research and development	$2,682	$2,319	$(363)	(13.5)%

Research and development expense for the seven months ended December 31, 2005 was $2.3 million, compared to $2.7 million for the seven months ended December 31, 2004. The decrease during the seven months ended December 31, 2005 in research and development expense was primarily the result of a $303,000 decrease in laboratory supply costs, which decreased from $596,000 to $293,000 primarily as a result of an expenditure in 2004 for a chemistry compound library; a $244,000 decrease in salaries and benefits expenses, which decreased from $1.3 million to $1.1 million primarily due to a decrease of 9 research employees; partially offset by a $113,000 increase in rent expense, which increased from $196,000 to $309,000 due to the expansion of our chemistry and in vivo laboratory space.

Acquired in-process research and development expenses. Acquired in-process research and development expense during the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31		Change
	2004	2005	$	%
	($ in thousands)
Acquired in-process research and development	—	$11,847	$11,847	100%

Acquired in-process research and development expense for the seven months ended December 31, 2005 increased $11.8 million as a result of the acquisition of the oritavancin asset. For the seven months ended December 31, 2004 our acquired in-process research and development expense was zero.

General and administrative expense. General and administrative expense during the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
General and administrative	$737	$2,108	$1,371	186.0%

General and administrative expense for the seven months ended December 31, 2005 was $2.1 million, a $1.4 million increase as compared to $737,000 for the seven months ended December 31, 2004. The increase during the seven months ended December 31, 2005 in general and administrative expense was primarily the result of a $1.2 million increase in professional services fees, which increased from $138,000 to $1.4 million due primarily to fees incurred from diligence and closing activities related to the acquisition of the oritavancin asset, as well as the expense of sustaining the oritavancin patent portfolio; a $57,000 increase in salary and benefit expenses, which increased from $334,000 to $391,000 primarily related to merit pay increases; and a $53,000 increase in marketing expenses, which increased from $1,000 to $54,000 as a result of a commissioned research study on the osteomyelitis market.

Interest income. Interest income for the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Interest income	$50	$31	$(19)	(38.0)%

Interest income for the seven months ended December 31, 2005 was $31,000, compared to $50,000 for the seven months ended December 31, 2004. The decrease in interest income for the seven months ended December 31, 2005 was due to lower average cash and cash equivalent balances during the seven months ended 2005.

Interest expense. Interest expense for the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Interest expense	$(72)	$(852)	$(780)	(1083.3)%

Interest expense for the seven months ended December 31, 2005 was $852,000, compared to $72,000 for the seven months ended December 31, 2004. The increase in interest expense for the seven months ended December 31, 2005 was primarily due to an increase of $569,000 in interest expense in connection with convertible notes issued in October and December 2005, including the convertible notes in the amount of $13.0 million issued to InterMune in December 2005, and an increase of $211,000 in interest related to the IQ loan, partially offset by a $12,000 decrease in capital lease expense.

Income tax benefit. Income tax benefit for the seven months ended December 31, 2004 and 2005 was as follows:

	Seven months ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Income tax benefit	$464	$1,491	$1,027	221.3%

Income tax benefit for the seven months ended December 31, 2005 was $1.5 million, compared to $464,000 for the seven months ended December 31, 2004. The increase in income tax recovery for the seven months ended December 31, 2005 resulted from a decrease of $829,000 in the Part VI.I income tax expense, which decreased from an expense of $353,000 to a credit of $476,000, as well as an assessment provided by the Canadian government that was performed during the seven months ended December 31, 2005 that resulted in additional income tax recovery credits from prior periods being recorded in 2005.

Liquidity and Capital Resources

We have incurred losses since our inception in May 20, 1997 and, as of March 31, 2007, we had a deficit accumulated during the development stage of $82.3 million. We have financed our operations to date primarily through the sale of preferred stock and common stock, debt financings, interest earned on investments and investment tax credits. Through March 31, 2007, we have received aggregate gross proceeds of $105.8 million from financings, of which $70.4 million was from the issuance of preferred stock, $2.7 million was from the issuance of common stock and $32.7 million was from debt financings. Our cash and cash equivalents include amounts held in money market funds and an overnight investment account, stated at cost plus accrued interest, which approximates fair market value. We invest cash in excess of immediate requirements in accordance with our investment policy, primarily to achieve liquidity and capital preservation.

In January and February 2007, we issued an aggregate of 9,776,162 shares of our Series C-1, Series C-2 and Series C-3 convertible preferred stock at a price of $10.45 per share, in consideration of (i) gross proceeds of approximately $58.1 million, (ii) the conversion of previously issued convertible promissory notes in the aggregate amount of $24.6 million, including principal and accrued interest, and (iii) the conversion of $17.5 million of convertible notes payable to InterMune. We issued 8,350,539 of those shares at an initial closing on January 31, 2007 and 708,028 shares at a second closing on February 16, 2007. We issued the remaining 717,595 shares on February 7, 2007 in accordance with the achievement of the first InterMune milestone. We also issued warrants exercisable in the aggregate (on an as-exchanged basis) for 484,354 shares of Series C-1 Preferred Stock and 29,855 shares of common stock in connection with these share issuances. After giving effect to this financing, as of December 31, 2006, on a pro forma basis, our cash, cash equivalents and short-term investments and our long-term debt would have been $70.9 million and $7.3 million, respectively.

The following table summarizes our net (decrease) increase in cash and cash equivalents for the fiscal years ended May 31, 2004 and 2005, the seven months ended December 31, 2005 and the fiscal year ended December 31, 2006:

	Year ended May 31,		Seven months ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
	2004	2005
	($ in thousands)				(unaudited)	(unaudited)
Net cash provided by (used in):
Operating activities	$(5,122)	$(3,161)	$(3,805)	$(13,022)	$(2,826)	$(9,974)
Investing activities	5,283	(128)	(7)	(182)	(65)	(110)
Financing activities	(377)	3,799	13,183	13,525	(39)	55,565

Net increase (decrease) in cash and cash equivalents	$(216)	$510	$9,371	$321	$(2,930)	$45,481

Net cash used in operating activities. Net cash used in operating activities was $2.8 million for the three months ended March 31, 2006, compared to $10.0 million for the three months ended March 31, 2007. This $7.2 million increase in cash used in operations was due primarily to an increase in net loss of $11.7 million, which was a result of the increase in research and development and general and administrative expenditures as described above; a decrease in non-cash interest expense of $2.4 million; an increase in the net changes in working capital items relating to operations of $863,000; partially offset by an increase in non-cash acquired in-process research and development expense of $7.5 million; and an increase in the non-cash amortization of deferred financing costs of $249,000.

Net cash used in operating activities was $3.2 million for the fiscal year ended May 31, 2005, compared to $13.0 million for the fiscal year ended December 31, 2006. This $9.8 million increase in cash used in operations was due primarily to an increase in net loss of $24.9 million which was a result of the increase in research and development and general and administrative expenditures as described above; partially offset by an increase in non-cash interest expense of $14.4 million; partially offset by an increase in the non-cash amortization of deferred financing costs of $326,000; and partially offset by an increase in the net changes in working capital items relating to operations of $179,000.

Net cash used in operating activities was $5.1 million for the fiscal year ended May 31, 2004, compared to $3.2 million for the fiscal year ended May 31, 2005. The $1.9 million decrease from 2005 compared with 2004 in cash used in operations was due primarily to a decrease in the amount needed to fund working capital needs of $1.2 million; a decrease in the net loss of $579,000; an increase in the non-cash interest expense of $186,000; an increase in the non-cash depreciation and amortization expense of $81,000; and an increase in the non-cash stock compensation expense of $31,000.

Net cash used in investing activities. Net cash used in investing activities was $65,000 for the three months ended March 31, 2006, compared to net cash used in investing activities of $110,000 for the three months ended March 31, 2007. The $45,000 increase in cash used was due to a $45,000 increase in cash used in the purchase of property and equipment, a $14,000 increase in the cash used in the purchases of short-term investments and partially offset by $14,000 in proceeds from short-term investments.

Net cash used in investing activities was $128,000 for the fiscal year ended May 31, 2005, compared to net cash used in investing activities of $182,000 for the fiscal year ended December 31, 2006. The $54,000 increase in cash used in fiscal 2006 compared with fiscal 2005 was due to a $54,000 increase in cash used in the purchase of property and equipment; and a $44,000 increase in the cash used in the purchases of short-term investments; offset by a $44,000 increase in proceeds from short-term investments.

Net cash provided by investing activities was $5.3 million for the fiscal year ended May 31, 2004, compared to net cash used in investing activities of $128,000 for the fiscal year ended May 31, 2005. The $5.4 million increase in net cash used was due to a $5.9 million decrease in cash provided by the maturities of short-term investments; partially offset by a $475,000 decrease in the cash used in the purchase of property and equipment; and partially offset by a $25,000 decrease in the cash used in the purchase of short-term investments.

Net cash provided by financing activities. Net cash used by financing activities was $39,000 for the three months ended March 31, 2006, compared to net cash provided by financing activities of $55.6 million for the three months ended March 31, 2007. The $55.6 million increase in net cash provided was due to $57.8 million provided by our series C financing transaction; a decrease of $39,000 in principal payments for capital leases; partially offset by a $2.2 million increase in the payments on convertible notes; and partially offset by an increase of $82,000 in deferred financing costs.

Net cash provided by financing activities was $3.8 million for the fiscal year ended May 31, 2005, compared to net cash provided by financing activities of $13.5 million for the fiscal year ended December 31, 2006. The $9.7 million increase in net cash provided was due to $14.0 million provided by the issuance of convertible debentures for the fiscal year 2006; partially offset by $4.1 million provided by the issuance of notes payable for fiscal year 2005; an increase of $420,000 in deferred financing costs; a decrease of $245,000 of principal payments for capital lease obligations; and a $1,000 decrease in proceeds from the issuance of common stock.

Net cash used in financing activities was $377,000 for the fiscal year ended May 31, 2004, compared to net cash provided by financing activities of $3.8 million for the fiscal year ended May 31, 2005. The $4.2 million increase in net cash provided was due to $4.1 million provided by the issuance of a note payable for fiscal year 2005; a decrease of $60,000 in payments on the note payable; and partially offset by an increase of $11,000 in principal payments for capital lease obligations.

In April 2004, the Company signed a loan agreement with IQ for a loan facility of approximately $6.9 million (CAN$8.0 million) (the “IQ Loan Facility”). Interest expense on the IQ Loan Facility was $0 and $151,512 for the fiscal years ended May 31, 2004 and 2005, respectively, $249,235 for the seven months ended December 31, 2005 and $681,461 for the year ended December 31, 2006. We are not obligated to make interest payments on the IQ Loan Facility until August 2007 and have capitalized all interest expense related to the IQ Loan Facility. The IQ loan is repayable annually at a rate of 25% of net income per year over a period not exceeding ten years from the date of the first disbursement, which was August 19, 2004. The interest rate applicable to this loan is IQ’s own prime rate plus 1.5% (which was 8.0% at December 31, 2005 and 9.0% at December 31, 2006). In connection with this loan, we issued IQ a warrant to purchase (on an as-if exchanged basis) up to 6,837 shares of Series B redeemable convertible preferred stock, exercisable for the period from the date of the first disbursement of the funds under this loan facility, or August 19, 2004, through the first anniversary date of our final reimbursement of the IQ Loan Facility, at an exercise price of CAN$234.00 per share (or US$202.67 as of March 31, 2007). To date, IQ has not exercised this warrant. We are required to increase the number of shares into which this warrant is exercisable to reflect any dividends paid on the Series B redeemable convertible preferred stock. As a result of our payment in January 2007 of accrued dividends on the shares of Series B redeemable convertible preferred stock, upon exercise of its warrant, IQ is currently entitled to receive 8,200 shares of Series B redeemable convertible preferred stock (on an as-if exchanged basis).

Funding requirements

To date, we have not commercialized any products and have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we further develop and prepare for the commercial launch of oritavancin and develop the corporate infrastructure required to sell our product candidates and operate as a publicly traded company.

We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products unless we receive regulatory approval for commercial sale of oritavancin. We believe the net proceeds from this offering, together with our existing cash, cash equivalents and investment balances, and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements into 2009. It is difficult to predict the actual rate of product sales until the product is approved by the FDA and the specific language allowed by the FDA on the label is known. If our available cash, cash equivalents and investment balances, along with the net proceeds from this offering, are insufficient to satisfy our liquidity requirements, we will seek to sell additional equity or debt securities or enter into another credit facility. The sale of additional equity may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities would have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to obtain regulatory approval, the costs to commercialize oritavancin, and the costs to expand the approved indications for oritavancin beyond our initial indication of cSSSI are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Due to the numerous risks and uncertainties associated with the development of our product, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of and to obtain regulatory approval for oritavancin for all of the indications for which we believe oritavancin is suited. Our funding requirements will depend on many factors, including, but not limited to, the following:

•	the time and costs involved in obtaining regulatory approvals for our product candidates;

•	the rate of progress and cost of our commercialization activities;

•	the success of our research and development efforts;

•	the expenses we incur in marketing and selling our product candidates;

•	the revenue generated by sales of our product candidates;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006 and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$1,322	$367	$690	$265	$—
Convertible debt	38,828	25,828	13,000	—	—
Note payable(1)	7,948	—	—	—	7,948
License agreements(2)	2,225	2,225	—	—	—

Total	$50,323	$28,420	$13,690	$265	$7,948

(1)	The note payable due to IQ is repayable annually at a rate of 25% of net income per year over a period not exceeding ten years from the date of the first disbursement, which was August 19, 2004. On January 30, 2007, we amended our agreement with IQ to change the payment terms so that we must pay all outstanding principal and accrued interest under the note payable by June 30, 2008.
(2)	Includes $225,000 due to ElizaNor Biopharmaceuticals, Inc. (but excludes $20,000 in related interest expense) and $2,000,000 due to InterMune, Inc. upon our receipt of authorization from the FDA to conduct clinical studies, both of which amounts were paid by February 2007.

The table above reflects only payment obligations that are fixed and determinable and does not include possible contingent payments under license agreements or acquired patents. Our commitments for operating leases relate to the lease for our corporate headquarters in Cambridge, Massachusetts, our development facility in Indianapolis, Indiana and our research facilities in Montreal, Québec, Canada. The amounts shown in the table above as convertible debt represent amounts that were converted into equity securities in connection with our January and February 2007 Series C financing.

In addition to the amounts reflected in the table above, in the future we may owe royalties and other contingent payments to our collaborators, licensors and other parties based on the achievement of product sales and specified other objectives and milestones. For example, our license agreement with Lilly requires us to make milestone payments to Lilly following regulatory approval of oritavancin for indications other than cSSSI, and in connection with our acquisition of the worldwide rights to oritavancin from InterMune in December 2005, we entered into an asset purchase agreement with InterMune pursuant to which we agreed to make future payments related to achieving certain milestones.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of

Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Tax loss carryforwards

At December 31, 2006, we had United States federal and state net operating loss carryforwards of approximately $10,332,000 and Canadian federal and provincial net operating loss carryforwards of approximately $22,582,000, which loss carryforwards expire at various dates beginning in 2007 through 2026. At December 31, 2006, we had Canadian research and development expenditures of approximately $10,881,000 that had not been deducted for Canadian federal income tax purposes and approximately $20,805,000 that had not been deducted for Canadian provincial tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period. Additionally, we have United States federal research and development tax credits of approximately $607,000 and Canadian research and development tax credits of approximately $1,398,000, that expire at various dates ranging from 2007 through 2026. Section 382 of the Internal Revenue Code limits the annual utilization of net operating loss and tax credit carryforwards following an ownership change in our company. We believe that, with our initial public offering, our most recent private placement and other transactions that have occurred over the past three years, we have triggered an “ownership change” limitation.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 of the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policy to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Stock-based compensation

From our inception and prior to January 1, 2006, we accounted for our stock-based awards to employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), which required that stock-based compensation cost be measured at the grant date based on the fair value of the award and be recognized as expense over the vesting period.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Shared Based Payment (“SFAS No. 123(R)”), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in the year ended December 31, 2006 included: (a) the compensation cost for all share-based compensation granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value, estimated in accordance with the original provisions of SFAS No. 123; and (b) the compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value, estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method of SFAS No. 123(R), results for prior periods have not been restated. The impact of adopting SFAS No. 123(R) was not material to our net loss or cash flows. For all grants, we adjusted the amount of stock-based compensation expense recognized for estimated forfeitures of awards for which the requisite service was not expected to be provided. Estimated forfeiture rates are developed based on our analysis of comparable companies’ forfeiture data. Prior to our adoption of the fair value recognition provisions of SFAS No. 123(R), we adjusted stock-based payment expense for actual forfeitures as they occurred. The cumulative effect of this change in accounting treatment for forfeitures was not material to our consolidated financial statements.

We account for stock-based compensation expense for non-employees in accordance with SFAS No. 123(R) and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services. We record the expense of services rendered by non-employees based on the estimated fair value of the stock option using the Black-Scholes option-pricing model. Further, we expense the fair value of non-employee stock options over the vesting term of the underlying stock options.

For stock-based compensation awards granted to both employees and non-employees, we use the fair value method of calculating stock-based compensation in accordance with SFAS No. 123 for awards prior to January 1, 2006 and SFAS No. 123(R) for awards on or after January 1, 2006. Calculating the fair value of stock-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates in this calculation include the expected life of the stock option, stock price volatility, risk-free interest rate and forfeiture rates.

As there has been no public market for our common stock prior to this offering, we have determined the volatility for stock options granted in 2006 and 2007 based on an analysis of reported data for a peer group of companies with sufficient trading history, similar vesting provisions and a similar percentage of stock options that were in-the-money during 2006 and 2007. We determined the expected volatility of options granted during 2006 and 2007 to be 67.2% and 64.1% by using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. We determined the expected term of options granted in 2006 and 2007 to be 5.3 years and 5.4 years by using an average of the reported expected term of this peer group of companies. We applied a weighted-average risk free interest rate of 4.68% for the 2006 grants and 4.50% for the 2007 grants, based on a zero coupon United States treasury instrument whose term is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. Since our historical forfeiture experience was not sufficient to predict future forfeitures in light of our cancellation and granting of replacement stock options in 2003, in our consolidated statement of operations, we applied an estimated forfeiture rate of 5.00% based on the forfeiture rates of the selected peer companies. We expect these assumptions to change in the future as our peer companies experience changes in assumptions and as we begin to develop our own assumptions to be used in the Black-Scholes option pricing model. These changes in assumptions, as well as changes in the amount and exercise price of stock options granted in future periods, will change the amount of stock-based compensation expense that we record under SFAS No. 123(R) in future periods.

We have historically granted stock options at exercise prices not less than the fair market value of our common stock as determined by our board of directors, with input from management. Our board of directors has historically determined, with input from management, the estimated fair market value of our common stock on the date of grant based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which we sold shares of convertible and redeemable convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company.

The following table presents the grant dates and related exercise prices of stock options granted to employees and other equity issuances made since January 1, 2006:

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Determination of Price	Related Party Status	Grant Date Fair Value (1)	Stock-Based Compensation (2)
March 29, 2006	Option Grant	11,579	$36.00- $48.63	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Employees, officers and directors of the Company	$1.50	$16,562
July 13, 2006	Option Grant	4,263	$36.00	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Employees and officers of the Company	$1.50	$6,385
October 17, 2006	Option Grant	13,832	$70.50	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Officers of the Company	$1.50	$20,750
November 10, 2006	Option Grant	3,055	$70.50	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Employees and officers of the Company	$1.50	$4,558
January 31, 2007	Series C preferred stock financing (initial closing)	8,350,539	$10.45157(3)	Determined as a result of arms-length negotiations with the three new lead investors in the Series C financing.	New and existing investors in the Company. (See “Certain Relationships and Related Party Transactions” for a further discussion of purchases made by related parties.)	Not Applicable	Not Applicable
January 31, 2007	Warrant Issuance (exercisable for shares of Series C-1 preferred stock)	413,723	$13.06	Determined as part of the Series C financing, which was the result of arms-length negotiations with three new lead investors.	New and existing investors in the Company. (See “Certain Relationships and Related Party Transactions” for a further discussion of warrants issued to related parties.)	Not Applicable	Not Applicable

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Determination of Price	Related Party Status	Grant Date Fair Value (1)	Stock-Based Compensation (2)
January 31, 2007	Stock Dividend (paid in shares of Series B preferred stock)	26,691	N/A	Calculated in accordance with the accrued dividend provisions of the Company’s certificate of incorporation as in effect prior to the Series C financing.	All current holders of Series B preferred stock. Issued in connection with the termination of that accruing dividend as payment of the dividend accrued on such shares through the payment date. The determination to make this payment was part of the negotiation of the Series C financing.	Not Applicable	Not Applicable
January 31, 2007	Warrant Issuance (exercisable for shares of common stock)	29,855	$10.45157(3)	Determined as part of the Series C financing, which was the result of arms-length negotiations with three new lead investors.	Issued in connection with the Series C financing to holders of the Company’s outstanding shares of common stock, which holders are primarily former employees of the Company. (See “Certain Relationships and Related Party Transactions” for a further discussion of the issuance of a common stock warrant to one related party.)	Not Applicable	Not Applicable

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Determination of Price	Related Party Status	Grant Date Fair Value (1)	Stock-Based Compensation (2)
February 7, 2007	Conversion of Convertible Note (issued on December 23, 2005) for shares of Series C preferred stock	717,595	N/A	Shares were issued per the terms of a convertible promissory note issued by the Company to InterMune in connection with the Company’s acquisition of oritavancin on December 23, 2005, which note was amended on January 31, 2007.	InterMune was not a related party at the time it received this convertible promissory note, but was a related party at the time of conversion of this note. The Company issued these shares in connection with its achievement of a milestone under this convertible promissory note.	Not Applicable	Not Applicable
February 7, 2007	Warrant Issuance (issued in connection with conversion of a convertible promissory note and exercisable for shares of Series C-1 preferred stock)	35,552	$13.06	Determined as a result of arms-length negotiations with the three new lead investors in the Series C financing.	Issued in connection with the issuance of the shares of Series C preferred stock noted above in connection with the Company’s achievement of a milestone. The number of shares for which this warrant is exercisable corresponds to the ratio of warrant coverage for all other recipients of warrants issued in the Series C financing.	Not Applicable	Not Applicable

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Determination of Price	Related Party Status	Grant Date Fair Value (1)	Stock-Based Compensation (2)
February 16, 2007	Series C preferred stock financing (second closing)	708,828	$10.45157(3)	Shares issued at the second closing of the Company’s Series C financing, which transaction was the result of arms-length negotiations with the three new lead investors.	New investors in the Company and certain investors who participated in the initial closing of the Series C financing, some of whom were related parties at the time of this purchase. (See “Certain Relationships and Related Party Transactions” for a further discussion of purchases made by related parties.)	Not Applicable	Not Applicable
February 16, 2007	Warrant Issuance (exercisable for shares of Series C-1 preferred stock)	35,079	$13.06	Warrants issued at the second closing of the Company’s Series C financing, which transaction was the result of arms-length negotiations with the three new lead investors.	New investors in the Company and certain investors who participated in the initial closing of the Series C financing, some of whom were related parties at the time of this purchase. (See “Certain Relationships and Related Party Transactions” for a further discussion of warrants issued to related parties.)	Not Applicable	Not Applicable
May 8, 2007	Option Grant	1,771,850	$5.00	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Employees, officers and directors of the Company	$2.96	$5,250,581

Date of Issuance	Nature of Issuance	Number of Shares	Exercise or Purchase Price per Share	Determination of Price	Related Party Status	Grant Date Fair Value (1)	Stock-Based Compensation (2)
May 15, 2007	Option Grant	25,000	$5.00	Determined by the Board of Directors in accordance with the procedures and considerations set forth herein.	Director of the Company	$2.90	$72,570

(1)	Our estimate of the grant date fair value for stock option grants was computed based upon the Black-Scholes option-pricing model with the assumptions disclosed in Notes 14 and 19 to the consolidated financial statements. The fair market value of our common stock assumption used in the Black-Scholes option-pricing model was derived from retrospective valuations of our common stock as of January 1, 2006, September 30, 2006 and May 31, 2007, as discussed in the pages that follow.
(2)	Amount represents the estimate of the total grant date fair value of stock options granted which is recognized over the requisite service period, net of an estimate of forfeitures.
(3)	The Series C preferred stock issued in January and February 2007 was issued at a purchase price of $10.45157 per share and converts on a one-for-one basis into shares of our common stock. As a result, the effective conversion price of the Series C preferred stock is $10.45157 per share. The fair market value of our common stock (which we estimated to be $7.13 per share in January 2007) is less than the effective conversion price of our Series C preferred stock and as a result, there is no beneficial conversion feature associated with the Series C preferred stock.

We did not record any interest expense in connection with the above transactions, other than interest expense incurred on the convertible note issued to InterMune on December 23, 2005.

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for this initial public offering (“IPO”), we performed retrospective valuations of our common stock as of January 1, 2006 and September 30, 2006. The valuation methodologies used in the retrospective valuations are consistent with the American Institute of Certified Public Accountant’s Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). We believe that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential IPO had accelerated significantly since the time our board of directors set the exercise prices for recent stock option grants.

In each of the retrospective valuations, we used the Market Approach to estimate the aggregate future enterprise value of our company under an IPO scenario, sale scenario and dissolution scenario.

In applying the Market Approach in the IPO scenario, we used the Guideline Public Company Method as described in the Practice Aid. Under this method, we identified seven comparable publicly traded biotechnology companies (the “Guideline Companies”) that either (1) are focused on the development of antiinfectives, (2) currently have one primary marketed product, or (3) are currently developing a Phase 3 clinical trial drug candidate. We used the average of the Guideline Companies’ trailing twelve-month revenues to estimate twelve additional months of revenue and the enterprise values as of the valuation dates, and then computed the enterprise value-to-revenue multiples for each Guideline Company. We then applied the average enterprise value-to-revenue multiple to our estimated 2008 revenues (our estimate of the date of our first commercial revenues) to estimate the future enterprise value of our company. We used this value as the enterprise value in the IPO scenario of the Probability Weighted Expected Return Method.

In applying the Market Approach in the sale scenario, we analyzed sale transactions of similar biotechnology companies. The value used was supported by published transaction values of companies with product candidates in similar stages of development as we estimate our product candidate, oritavancin, would be at December 2007, the estimated date a sale or merger would be consummated.

In applying the market approach in the dissolution scenario, we assumed a sale of our company’s existing research and intellectual property at a value that would not allow our preferred stockholders to realize their liquidation preference.

In order to allocate the enterprise values to the common stock, we used the Probability Weighted Expected Return Method described in the Practice Aid. Under this method, the value of our common stock is estimated based upon an analysis of future values for our company assuming various future outcomes, the timing of which is based on the plans of our board of directors and management. Under this approach, share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. We estimated the fair market value of our common stock using a probability-weighted analysis of the present value of the returns afforded to our shareholders under each of three possible future scenarios. Two of the scenarios assumed a shareholder exit, either through an IPO or a sale of our company. The third scenario assumed a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by our preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of our common stock were calculated using assumptions including: the expected pre-money or sale valuations based on the Market Approach (as discussed above), the expected dates of the future expected IPO or sale, and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of our common stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale (as discussed above), the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for our common stock under each scenario was probability weighted based on our estimate of the relative occurrence of each scenario.

In the retrospective valuations for January and September 2006, our assumptions for the three potential future outcomes were as follows: (i) we become a public company in May 2007 (“IPO Scenario”), (ii) we are acquired in December 2007 for a premium (“Sale Scenario”), and (iii) we are acquired in December 2007 for less than the liquidation value of preferred stock (“Dissolution Scenario”).

We used a 35% probability weight for the IPO Scenario in our January 2006 retrospective valuation and increased this percentage to 40% in the September 2006 retrospective valuation as we achieved significant business milestones, as coverage of our company increased, as we progressed in our meetings with the FDA in 2006 and as our discussions with institutional investors increased in late 2006. This increase in the probability weight assigned to the IPO Scenario caused the value ascribed to our common stock to increase.

In connection with the May 2007 stock option grant, we completed a retrospective valuation as of May 31, 2007. Our assumptions for the four potential future outcomes were as follows: (i) we become a public company in September 2007 (“IPO Scenario”), (ii) we are acquired in September 2007 (“Early Sale Scenario”), (iii) we are unable to achieve liquidity in September 2007 and we are acquired in December 2008 without raising additional capital (“Later Sale Scenario”), and (iv) we are acquired in December 2008 for less than the liquidation value of preferred stock (“Dissolution Scenario”).

In our September 2006 retrospective valuation, we used a 40% probability weight for a liquidity event to occur in 2007 and we increased this percentage for a September 2007 liquidity event to 85% in the May 2007 retrospective valuation as we achieved significant business milestones, as we had filed an initial registration statement on Form S-1 with the SEC, and as we may consider a dual track sale strategy. We estimated that the probability of going public in September 2007 was equal to the probability of being acquired in September 2007 and, therefore, assumed the IPO Scenario and the Early Sale Scenario to each have a probability weighting of 42.5%. This increase in the combined probability weight of a liquidity event in 2007 to 85% caused the value ascribed to our common stock to decrease compared to the September 2006 retrospective valuation. The primary reason for the increased likelihood of a liquidity event in 2007 is the increased likelihood of an Early Sale Scenario in which the liquidation preference payable to the holders of shares of our preferred stock would be greater than in the IPO scenario. This has the effect of reducing the amount of proceeds available to the holders of our common stock.

Under the IPO Scenario, the fair value of our common stock was calculated using the expected aggregate enterprise valuations and a risk-adjusted discount rate of 16% based on the estimated timing of a potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on our calculated cost of capital. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate.

The fair value of our common stock under the Sale Scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock and in the Dissolution Scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of the Series A convertible preferred stock and the Series B redeemable convertible preferred stock. In these scenarios, the total estimated enterprise value was reduced by the repayment of the outstanding debt.

The estimated fair market value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario. We incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted. The retrospective valuations generated per share fair values of our common stock of $4.53, $5.76, and $4.89 for January 2006, September 2006, and May 2007, respectively. Since the exercise prices of our stock options were in excess of the fair value of our common stock derived from the retrospective valuations, there was no intrinsic value at either valuation date.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

In conjunction with each of the factors noted above, the primary factors contributing to the difference between the fair value of our common stock as of each grant date shown above and the initial public offering price of $             per share include:

•	the probability weighting of being able to proceed with an IPO based on achieving business milestones and progress in our meetings with the FDA;

•	the passage of time between grant dates, which led to the shifting of the time periods that such valuations are based upon;
•	the closing of our Series C financing transaction in January and February 2007; and

•	the achievement of certain business milestones, progress relating to our interactions with the FDA, and progress relating to the filing of our NDA for oritavancin;

•	Theravance’s announcement that the FDA will provide a standard review for its NDA application of televancin rather than our original estimate for priority review; and

•	recent animal model results in April 2007 contradicting earlier results associated with oritavancin’s effectiveness in pneumonia.

The decrease in the per share fair value of our common stock from $5.76 in September 2006 to $4.89 in May 2007 was primarily attributable to an extension in our schedule for filing an NDA with the FDA, the increased likelihood of a sale of the Company and less favorable than anticipated pneumonia results for oritavancin.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS No. 157; however, we do not believe that the adoption of SFAS 157 will have a material effect on our consolidated financial statements.

Qualitative and quantitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2006, we had cash and cash equivalents and short-term investments of approximately $12.5 million, consisting of cash and highly liquid short-term investments. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

As of December 31, 2006, the fair value of our convertible notes approximates their carrying value. The interest rates on our convertible notes are fixed and therefore not subject to interest rate risk. The interest rate on the IQ Loan Facility is IQ’s own prime rate plus 1.5%, which was 8.0% at December 31, 2005 and 9.0% at December 31, 2006 and March 31, 2007. Due to the variable interest rate associated with the IQ Loan Facility, our interest expense is sensitive to changes in the general level of market interest rates in Canada. However, based on the nature and current level of indebtedness under the IQ Loan Facility, we believe that there is no material risk of interest rate exposure.

As of December 31, 2006 and March 31, 2007, we did not have any financing arrangements that were not reflected in our balance sheet.

BUSINESS

Our Company

We are a biopharmaceutical company focused on the development and commercialization of innovative antibiotics for serious infections treated or acquired in hospitals and other institutional settings. We are developing oritavancin, a novel intravenous antibiotic, for the treatment of serious gram-positive bacterial infections, including cSSSI and bacteremia, an infection caused by bacteria in the bloodstream. Gram-positive bacteria have evolved into strains that are highly resistant to many currently available antibiotics, creating an ever-evolving need for novel antibiotics that employ different mechanisms to control them. According to IMS Health, antibiotics designed to treat serious infections caused by resistant gram-positive bacteria accounted for approximately $945 million in United States sales in 2006 and this market is rapidly growing.

We expect to submit an NDA to the FDA seeking to commercialize oritavancin for the treatment of cSSSI in the first quarter of 2008 and hope to receive FDA regulatory approval in late 2008 in the United States and thereafter receive regulatory approvals in Europe. We plan on commercializing oritavancin through our own direct sales force in the United States and in select other countries, and to out-license oritavancin to, or collaborate with, third parties in other countries as we deem appropriate. In addition to oritavancin, we have discovered another antibiotic that is currently in pre-clinical development for the treatment of osteomyelitis, and we continually evaluate opportunities for potential in-licensing of other antibiotics for the treatment of hospital-based infections.

We acquired worldwide rights to oritavancin from InterMune, Inc. in late 2005, and believe that, since then, we have greatly improved its commercial and economic prospects by resolving several important issues with the FDA and by substantially lowering the royalty rate that may be payable to Lilly, the original discoverer of oritavancin. Our strategy is to capitalize on the unique attributes of oritavancin to develop it into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for cSSSI and subsequently for other indications.

Our Lead Product: Oritavancin

Oritavancin is a novel semi-synthetic glycopeptide antibiotic for the treatment of serious gram-positive infections. Oritavancin has completed two Phase 3 studies for the treatment of cSSSI in which the primary endpoints were successfully met. In addition, oritavancin completed two Phase 2 trials for the treatment of bacteremia with successful outcomes. Oritavancin is synthetically modified from a naturally occurring compound, and was originally discovered and developed by Lilly to combat a broad spectrum of gram-positive pathogens in response to the emergence of pathogens resistant to vancomycin, the most commonly prescribed antibiotic for resistant gram-positive infections. Oritavancin is protected by intellectual property rights that we licensed from Lilly. The issued oritavancin patents and pending patent applications are part of an extensive world-wide patent estate that includes a composition of matter patent that runs in the United States through November 24, 2015, and, with the potential for obtaining extension of patent protection available under the Hatch-Waxman Act, we believe may run for up to an additional five years.

As a glycopeptide (which is a short chain of amino acids with attached sugar molecules), oritavancin shares some properties of other members of the glycopeptide class of antibiotics, which includes vancomycin, the current standard of care for serious gram-positive infections in the United States and Europe, as well as telavancin, for which an NDA was submitted in 2006 by Theravance, Inc. However, we believe that oritavancin has advantages compared to other glycopeptides and other classes of gram-positive antibiotics, including the following:

•	Rapidly bactericidal and potentially less likely to engender resistance;

•	Broad spectrum against gram-positive bacteria;

•	Superior in-vitro potency;

•	Lower incidence of adverse events;

•	Favorable elimination profile;

•	Long half-life; and

•	Potential efficacy in bacteremia.

Oritavancin has been tested in over 1,500 patients and has completed two Phase 3 trials for the indication of cSSSI conducted by Lilly and InterMune. We believe that the completed Phase 3 trials are sufficient for FDA approval of oritavancin for cSSSI due to the following:

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Efficacy. Each Phase 3 clinical trial used a non-inferiority trial design and met the primary endpoint of non-inferiority, which is currently accepted by the FDA as the appropriate trial design for antibiotics that treat serious gram-positive infections. These trials compared oritavancin to an active control arm of vancomycin followed by cephalexin and showed that oritavancin was effective in an average of 5.3 days compared to 10.9 days for vancomycin / cephalexin.

•	Safety. In each of these Phase 3 trials, oritavancin was well tolerated and, compared to the control arms, exhibited a favorable safety profile and a lower discontinuation rate due to adverse events.

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Favorable FDA Interactions. The FDA confirmed to us in writing in March 2007 that the non-inferiority design using an active control that was employed in both Phase 3 trials was appropriate for cSSSI. In addition, in three separate meetings, including our pre-NDA meeting on January 31, 2007 in which we specifically discussed the Phase 3 trials, the FDA has not requested that we perform additional clinical trials to demonstrate efficacy in cSSSI. Since the FDA’s accepted delta for non-inferiority trials for antibiotics that treat serious infections like cSSSi (using a comparator like vancomycin) is now 10%, the FDA has requested that we provide justification, as part of our NDA, for the choice of the 15% non-inferiority delta previously accepted by the FDA for the first of these two Phase 3 trials. As part of this analysis, the FDA has requested that we provide information on the non-inferiority margin in terms of both the benefit of oritavancin as compared to historical vancomycin and placebo cure rates and in terms of acceptable loss of treatment effect relative to historical vancomycin and placebo cure rates (in a population as similar as possible to the population enrolled in these Phase 3 clinical trials). The FDA has indicated that this analysis will be critical to approval of our NDA.

As a result, we believe that oritavancin could provide physicians with an efficacious and novel antibiotic for the treatment of serious gram-positive infections while providing significant pharmoeconomic benefits by reducing the need for patient monitoring and shortening hospital stays. We expect that oritavancin will initially be used for patients not improving after treatment of vancomycin, for patients with identified vancomycin-resistant pathogens, or in hospitals or regions where the incidence of pathogens resistant to other drugs is high.

Accomplishments Since We Acquired Oritavancin

We believe that we have greatly improved the commercial and economic prospects for oritavancin since we acquired worldwide rights to it in December 2005 from InterMune because of actions we have taken that include:

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Regulatory. We have resolved certain outstanding regulatory issues for oritavancin. We submitted data to the FDA regarding a previous concern that, in two Phase 1 studies conducted by InterMune in 2003, oritavancin had an increased rate of injection-site phlebitis (or vascular inflammation). In January 2007, the FDA accepted our assessment of the data we had submitted and agreed to lift the voluntary clinical hold originally requested by InterMune in 2004. Further, the FDA did not object to our plan to file our NDA.

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Potency. We have performed in-vitro potency tests on more than 8,000 recent bacterial isolates, employing an assay that has been accepted recently by the FDA and the national standards-developing organization CLSI. These tests show that oritavancin is as much as 32 times more potent than previously shown by Lilly and InterMune and has superior potency against a broad spectrum of gram-positive bacteria compared with tests conducted by us or published data on the potency of other antibiotics.

•	Economic. We were able to negotiate a substantially lower royalty obligation to Lilly than would have been payable to Lilly by InterMune, oritavancin’s previous licensee.

Background on the Antibiotic Market

Infectious diseases are caused by pathogens present in the environment, such as bacteria, fungi and viruses that enter the body through the skin or mucous membranes of the lungs, nasal passages or gastrointestinal tract, and overwhelm the body’s immune system. These pathogens establish themselves in various tissues and organs throughout the body and cause a number of serious and, in some cases, lethal infections, including infections of the bloodstream, skin, heart, lungs and urinary tract.

The market for anti-infective agents consists of three main categories: antibacterials (often referred to as antibiotics), antifungals and antivirals. Antibiotics work by inhibiting a function essential to the pathogen’s survival, usually by binding to and thereby inhibiting one or occasionally more than one specific “target” in a bacterial pathogen. Antibiotics are classified by both the type of bacteria for which they are effective, such as gram-positive or gram-negative pathogens, as well as their basic molecular structure, which is known as their antibiotic “class.”

Gram-positive bacteria are differentiated from gram-negative bacteria by the structure of the bacterial envelope. Gram-positive bacteria possess a single membrane and a thick cell wall, whereas gram-negative bacteria possess a double membrane with a thin cell wall. We believe that the most clinically important gram-positive pathogens include Staphylococcus aureus, streptococci and enterococci, and frequently observed infections caused by gram-positive pathogens include cSSSI, hospital-acquired and community-acquired pneumonia, bacteremia and osteomyelitis.

There is a growing need for novel antibiotics because bacteria mutate quickly and often develop resistance to existing antibiotics. Hospital-acquired infections are particularly likely to be resistant to existing antibiotics, but resistance is also growing rapidly in community-acquired infections. As bacteria become more resistant to the current generation of marketed antibiotics, an increasing prevalence of drug-resistant bacterial pathogens can lead to increased mortality rates, prolonged hospitalizations, and increased healthcare costs.

According to IMS Health, antibiotics designed to treat serious infections caused by resistant gram-positive bacteria accounted for approximately $945 million in United States sales in 2006 and this market is rapidly growing. Uses of antibiotics to treat serious gram-positive infections have increased at a compounded annual growth rate of 12% since 2002, while revenues have increased more rapidly due to the introduction of premium- priced antibiotics into the market. Vancomycin, the first clinically useful glycopeptide, was introduced in 1958 and, according to IMS Health, still accounts for 85% of courses of therapy in the United States for resistant gram-positive pathogens. Since the 1960s, we only know of two antibiotics from new chemical classes effective against gram-positive pathogens that have been approved by the FDA—Cubicin, a lipodepsipeptide, which is known generically as daptomycin, is marketed by Cubist; and Zyvox, an oxazolidinone, which is known generically as linezolid, is marketed by Pfizer.

Limitations of Antibiotics Currently Marketed for Gram-Positive Infections

The Emergence of Drug Resistance

We believe that for the past twenty years, vancomycin has been the treatment of choice for patients who have serious gram-positive infections that have failed to respond to most other antibiotics. However, several strains of enterococci, staphylococci and other pathogens have developed resistance to vancomycin. In addition, resistance to linezolid and daptomycin has emerged in both staphylococci and enterococci in recent years. Some pathogens have become resistant to almost all antibiotics. Examples of antibiotic-resistant gram-positive pathogens include:

•	MRSA (methicillin-resistant Staphylococcus aureus): Staphylococcus aureus (or S. aureus) is a bacterium that can be virulent or deadly, but can often be treated effectively with methicillin-based antibiotics. Methicillin-resistant S. aureus, or MRSA, is an increasingly common bacterial pathogen that causes serious and life-threatening infections. According to the Centers for Disease Control and Prevention, 63% of total S. aureus infections were methicillin-resistant in 2004, as compared with 22% in 1995.

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CA-MRSA (community-acquired methicillin-resistant S. aureus): While MRSA has historically been found primarily in hospitals and long-term care settings, the incidence of CA-MRSA infections continues to rise rapidly. According to an August 2006 article in the New England Journal of Medicine, when looking at data in 2004 from eleven university-affiliated emergency departments, the prevalence of CA-MRSA ranged from 15% to 74%, with 59% of overall patients enrolled in the study presenting with CA-MRSA. The prevalence of CA-MRSA has substantially changed the prescribing behavior of infectious disease physicians, from penicillin and celphalosporin-class drugs, among others, which are now ineffective against these pathogens, to antibiotics such as daptomycin and linezolid.

•

GISA or VISA (glycopeptide- or vancomycin-intermediately susceptible S. aureus): The first reports of S. aureus infections with decreased susceptibility to vancomycin occurred in Japan in 1996. These bacterial strains have been found in wide geographic areas throughout Japan, North America and Europe. In an April 2004 article published on the website of the Centers for Disease Control and Prevention, Robin A. Howe, et al. estimated that the incidence of VISA around the world was between 0.5% and 20%.

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VRE (vancomycin-resistant enterococci): Enterococci are bacteria that are commonly found in the intestinal tract. Pathogenic enterococci commonly cause bloodstream infections in immunocompromised patients. Many antibiotics are ineffective in treating these infections. The emergence of VRE strains in the 1990s has led to infections for which only limited commercially available therapy exists. VRE is commonly treated today with daptomycin and linezolid, but bacteria resistant to each of these drugs have recently begun to emerge.

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VRSA (vancomycin-resistant S. aureus): During 2002, the first isolates of S. aureus fully resistant to vancomycin were discovered in the United States. While VRSA is growing slowly in incidence, any acceleration of its incidence would lead to an immediate change in the antibiotics used for first-line therapy of gram-positive infections in hospital settings.

There are a limited number of antibiotics currently available to treat these and other resistant gram-positive pathogens, and therefore a growing need exists for new therapies with novel mechanisms of action. A significant trend in the antibiotic marketplace is that most large pharmaceutical companies discontinued or sharply reduced their research into antibiotics beginning in the 1980s and 1990s. As a result, there have been fewer new antibiotics entering the market in the past few years, and the threat of pathogens resistant to the existing antibiotics has continued to increase.

Shortcomings of Currently Marketed Antibiotics for Gram-Positive Infections

In addition to the increasing resistance of bacteria to existing antibiotics, currently available antibiotics do not provide adequate or ideal treatment for some serious and life-threatening infections. Shortcomings of current antibiotics for the treatment of gram-positive infections include:

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Bacteriostatic Activity. Bacteriostatic antibiotics merely inhibit the growth of pathogens and rely on the immune system to actually kill the bacteria. Bacteriostatic drugs are less effective in treating diseases such as endocarditis (an infection of the heart valves) than are bactericidal antibiotics, which can kill bacteria directly. Bacteriostatic drugs are also less effective in treating patients with compromised immune systems that cannot rid their bodies of the pathogens. Based on our market research, we believe that infectious disease physicians prefer bactericidal antibiotics for serious gram-positive infections.

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Narrow Spectrum of Coverage. The range of bacteria treated by a drug is called its “spectrum.” Many antibiotics are effective against some serious pathogens but not others. Hospital-acquired infections can be complicated and may be caused by more than one kind of pathogen. Since these infections can be life threatening, physicians often cannot wait for the test results necessary to identify the exact nature of the pathogen or pathogens causing the infection, and must treat immediately with an antibiotic or combination of antibiotics with a broad spectrum against many of the most likely types of bacteria.

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Inconvenient Administration. Many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer. Many drugs are given twice daily for seven to fourteen days, or more, and patients can be hospitalized for much or all of this period.

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Serious Side Effects Requiring Careful Patient Monitoring. Existing antibiotics may cause serious side effects in some patients, such as severe allergic reaction, decreased blood pressure, suppression of the bone marrow, inflammation, swelling at the site of injection, muscle toxicity, optic and peripheral neuropathies and headaches. Some of these side effects may be significant enough to require that therapy be discontinued in some patients. Due to these side effects, costly and time-consuming monitoring of blood levels and other parameters is required with the use of a number of currently available therapies.

Preferred Attributes of New Antibiotics

As a result, there is a significant need for new antibiotics that address the limitations of currently available products. Based on our market research, we believe that infectious disease physicians most desire the following attributes in new antibiotics:

•	Greater efficacy: Physicians see the greatest need for antibiotics that improve cure rates and clinical outcomes for patients as compared to currently available treatment options.

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Fewer side effects: Physicians desire antibiotics that have reduced side effect profiles compared to currently available antibiotics, many of which have side effect profiles that limit the duration of therapy.

•

Fewer treatment issues: Physicians express a preference for treatments that require a minimum of expensive and time-consuming monitoring, such as for peak/trough levels or for platelets and white blood cells. Physicians also prefer treatments that require fewer dosing adjustments, such as for renally or hepatically impaired patients.

•	Better hospital economics: Physicians express a preference for efficacious treatments that require less treatment intensity and shorter duration of therapy, resulting in shorter hospital stays.

We believe that oritavancin has most of the attributes that infectious disease physicians prefer and could provide an efficacious, safe and novel antibiotic for the treatment of serious gram-positive infections. In addition, we believe that oritavancin could provide significant pharmoeconomic benefits by reducing the need for patient monitoring and shortening hospital stays.

Our Clinical Development Candidate—Oritavancin

Oritavancin is a novel, semi-synthetic glycopeptide that we are developing for serious gram-positive infections in the hospital. As a glycopeptide, oritavancin shares some properties of other members of the glycopeptide class of antibiotics, which includes vancomycin, the current standard of care for serious gram-positive infections in the United States and Europe, as well as telavancin, for which an NDA was filed in 2006. However, we believe that oritavancin differs from other glycopeptides, as well as other classes of gram-positive antibiotics, in several important ways, including the following:

•	Rapidly Bactericidal and Potentially Less Likely to Engender Resistance. Similar to other glycopeptides, oritavancin disrupts cell wall synthesis by bacteria. However, oritavancin inhibits two separate enzymes involved in cell wall synthesis while most other glycopeptides, including vancomycin, inhibit a single enzyme. Further, oritavancin also causes the rapid rupture of bacterial membranes, leading to significantly more rapid killing of the bacteria (known as bactericidal activity) as compared to vancomycin and other antibiotics. Taken together, these multiple mechanisms of action may reduce the potential for the emergence of strains of bacteria that are resistant to oritavancin as compared with other antibiotics. To date, no resistant strains have been observed in any clinical trials, and laboratory efforts to cultivate oritavancin-resistant bacteria have proved less successful than is historically the case with most non-glycopeptide antibiotics.

•

Broad Spectrum Against Gram-Positive Bacteria. In-vitro testing indicates that, compared to other antibiotics, oritavancin treats the broadest spectrum of gram-positive pathogens, including organisms resistant to vancomycin and other antibiotics such as linezolid and daptomycin. Unlike vancomycin, oritavancin has been shown to kill quiescent or non-dividing bacteria, such as those found in biofilm, as well as actively dividing bacteria, suggesting potential utility in treating endocarditis, as well as device and catheter related infections.

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Superior In-Vitro Potency. We have performed in-vitro tests on over 8,000 recent bacterial clinical isolates, employing an assay accepted by both the FDA and the Clinical Laboratory Standards Institute (or CLSI). These tests show that the potency of oritavancin is up to 32 times greater than demonstrated in earlier testing done by Lilly and InterMune and that oritavancin has superior potency against a broad spectrum of gram-positive pathogens compared with tests conducted by us or published data on the potency of other antibiotics.

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Lower Incidence of Adverse Events. Oritavancin has been shown in clinical trials to have a lower rate of adverse events than vancomycin, and its published adverse events rates compare favorably against those published for other antibiotics against resistant gram-positive infections. Unlike other glycopeptides, including vancomycin, telavancin and dalbavancin, oritavancin has not required, in clinical trials to date, monitoring of blood levels for the purpose of adjusting the blood level of the glycopeptide due to hepatic or renal insufficiency. Further, unlike certain other antibiotics for gram-positive infections, oritavancin did not elevate muscle enzymes, and did not significantly prolong QT interval or cause other electrophysiological changes.

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Favorable Elimination Profile. Unlike many other antibiotics, oritavancin is not metabolized and is slowly eliminated from the body as unchanged drug, substantially reducing the potential for adverse events such as renal toxicity or delayed hypersensitivity that might be due to reactive metabolites.

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Long Half-Life. The in-vivo half-life of oritavancin is significantly longer than the half-lives of most potential competitors. This enables oritavancin to be administered daily, or potentially less frequently. Oritavancin’s Phase 3 trials in cSSSI, for example, tested the compound in a regimen of one dose per day for only three to seven days, substantially less than the labeled or tested regimens of other antibiotics against gram-positive infections. We also believe that a higher dose of the drug may prove effective in treating cSSSI using a single administration, which may be useful in non-hospital institutional settings such as nursing homes, or for patients being discharged from hospitals. We believe that azithromycin, a long-acting antibiotic, has demonstrated that a long-acting antibiotic can be commercially successful once clinicians are convinced it has a benign adverse event profile. We plan to begin a Phase 2 study in 2007 and a Phase 3 study in 2008 to evaluate a single or infrequent dose regimen of oritavancin for cSSSI.

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Potential Efficacy in Bacteremia. Oritavancin has completed two Phase 2 studies in bacteremia with successful outcomes, including a Phase 2 study where vancomycin was used as the comparator and, based on these results, we plan to begin a Phase 3 bacteremia study in 2008. Many other antibiotics used against gram-positive pathogens are ineffective against bacteremia or have toxicities that may limit their use for longer durations.

Based on these advantages, we believe that oritavancin has the potential to become a leading antibiotic used to treat serious gram-positive infections.

Our Strategy

We hold the worldwide rights to oritavancin and our strategy is to develop oritavancin into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for the treatment of cSSSI and subsequently for other indications. Specifically, we plan to:

•	Obtain regulatory approval for oritavancin for the treatment of cSSSI in the United States;

•	Build a hospital-directed sales force to commercialize oritavancin in the United States;

•	Pursue clinical development of oritavancin in other dosing regimens and for additional indications;

•

Submit a marketing authorization application for oritavancin in the EU and evaluate the potential for a blended commercialization strategy composed of proprietary sales and partnerships with third parties;

•	Out-license oritavancin to third parties for commercialization in key Asian countries; and

•	Pursue the development of other innovative antibiotics for the hospital market, either through in-licensing or internal development.

Clinical Development Status—Oritavancin

Oritavancin has been tested in over 1,500 patients. Oritavancin has completed two Phase 3 trials for cSSSI in which the primary endpoints were successfully met, as well as two Phase 2 bacteremia trials conducted by Lilly and InterMune.

We are currently in the process of preparing our NDA submission to the FDA for oritavancin for the treatment of cSSSI caused by or associated with susceptible strains of the following designated microorganisms: Enterococcus faecalis (including vancomycin-resistant strains), Enterococcus faecium (including vancomycin-resistant strains), S. aureus (including methicillin-resistant strains), Streptococcus agalactiae, Streptococcus pneumoniae, Streptococcus pyogenes, S. epidermidis, Streptococcus Group C and G, and Viridans Group streptococcus. Based on clinical results and our pre-NDA meeting with the FDA on January 31, 2007, we believe that the two Phase 3 clinical studies that have been completed with oritavancin will support regulatory approval for this indication.

Assuming we obtain FDA approval, we plan to launch oritavancin with an indication for cSSSI and then seek to broaden the label for other indications. The following chart summarizes our clinical development and regulatory plan for oritavancin:

Gram-Positive Indication	Oritavancin Dosing Regimen	Development Status
cSSSI	3 to 7 days of once-daily therapy	NDA expected to be submitted in the first quarter of 2008

cSSSI for hospital discharge, nursing home or outpatient use	Single or infrequent administration of higher-dose therapy	Phase 2 clinical study expected to begin later in 2007

Bacteremia	Approximately 7 to 14 days of higher-dose, once-daily therapy	Two Phase 2 clinical studies completed Phase 3 clinical study expected to begin in 2008

Osteomyelitis	To be determined	Phase 2 clinical study expected to begin in 2008 depending on the results of confirmatory pre- clinical studies

The following are highlights of the attributes of oritavancin observed in pre-clinical and clinical studies completed to date:

•

Activity Against MRSA and VRE. Oritavancin has demonstrated efficacy against MRSA in Phase 2 and Phase 3 clinical trials and against VRE in Phase 2 clinical trials. Oritavancin has also demonstrated efficacy against MRSA and VRE in extensive in-vitro studies. This is important given the increased incidence of resistant gram-positive pathogens found in hospitals and in the community, which threatens to limit the usefulness of existing antibiotic treatment options.

•

Less Likelihood of Drug Resistance. No resistance to oritavancin has been observed in clinical trials to date, while resistance has often emerged to other antibiotics in their clinical trials. Recently published reports indicate instances of resistance to daptomycin and linezolid. To date, our laboratory efforts to cultivate oritavancin-resistant bacteria have proved less successful than is historically the case with most non-glycopeptide antibiotics.

•

Clinical Efficacy. In two Phase 3 clinical trials in cSSSI, oritavancin was shown to be non-inferior to a combination of vancomycin followed by cephalexin. Oritavancin was effective with only three to seven days of daily intravenous therapy in patients with cSSSI, with an average duration of treatment of 5.3 days, compared with the vancomycin / cephalexin combination, which required use for up to fourteen days and had an average duration of treatment of 10.9 days.

•

Broadest Spectrum. In bacteriology tests that we performed against more than 8,000 recent clinical isolates, oritavancin appears to have the broadest spectrum in its class against susceptible gram-positive and resistant gram-positive pathogens. These in-vitro studies indicate that oritavancin has retained its efficacy against certain pathogen strains that are already resistant to daptomycin, linezolid or vancomycin.

•	Rapid Bactericidal Activity. Oritavancin causes the rapid rupture of bacterial membranes, leading to significantly faster killing of the bacteria as compared to many other antibiotics.

•

Favorable Safety Profile. Oritavancin was well tolerated in Phase 3 clinical trials and, compared to control arms, exhibited a favorable safety profile and a lower discontinuation rate due to adverse events.

Summary of Pre-clinical Data

In pre-clinical studies, oritavancin exhibited a broad spectrum of activity against gram-positive pathogens that included bacteria associated with cSSSI, pneumonia and bacteremia, and bacteria that are resistant to other drugs.

Recently improved methodology has been established that allows the true potency of oritavancin to be observed in in-vitro microbiological tests. These methods, concordant with FDA and CLSI methods established for other lipoglycopeptides, include a wetting agent that prevents oritavancin from unintentionally binding to the surfaces of the testing vessels. This allows the potency of oritavancin observed to reflect the activity of the concentration of antibiotic that was added into the test, rather than a small fraction of that concentration that remains following the binding to the surfaces in the absence of the innocuous concentration of the additional ingredient.

In recent studies performed by and for us, the in-vitro antibacterial activity of oritavancin against certain pathogens has been shown to be superior to other glycopeptides and to other antibiotics, both marketed and currently in development. In addition, based on in-vitro studies, we believe oritavancin will be effective against VRSA and VISA. No approved antibiotics are labeled to treat infections caused by these pathogens.

In a large study we recently conducted with more than 8,000 contemporary bacterial clinical gram-positive isolates collected from the United States, Europe and Israel, oritavancin demonstrated potent activity against staphylococci, enterococci and streptococci, regardless of resistance to other antimicrobial classes. The following table shows the antibacterial activities of oritavancin in this study, compared with studies we performed on vancomycin, linezolid and daptomycin, as well as published studies on linezolid, daptomycin, dalbavancin and telavancin. The MIC90 value shown in the table is the minimum concentration of drug required to inhibit growth of 90% of the bacterial isolates within a given population. The lower the MIC90 value for a given drug, the more potent the drug is against that specific type of bacteria. In these studies, oritavancin was shown to be the most potent antibiotic against virtually every gram-positive organism evaluated. Collectively, we believe these data indicate the potent activity of oritavancin against important and serious pathogens.

Activity of oritavancin by broth microdilution

	Phenotype*	MIC90 or MIC range (µg/mL)
Organism		Oritavancin	Vancomycin	Linezolid	Daptomycin	Dalbavancin	Telavancin
S. aureus	MSSA	0.12	1	2	0.5	0.06-0.5	0.5
	MRSA	0.25	1	2	0.5	0.06-1	0.5
	CA-MRSA	0.06-0.12	0.5	2	0.25	Unknown	0.5
	VISA	1	8	2	4	1-2	2
	VRSA	0.12-0.5	≥64	1-2	0.25-0.5	2	2-4

E. faecalis	VAN S	0.06	2	2	2	0.06	1
	VAN R	1	>256	2	2	32	16

E. faecium	VAN S	0.015	1	2	4	0.12	0.25
	VAN R	0.25	>256	2	4	32	8

S. pneumoniae	PEN S	0.004	0.25	2	0.5	0.016-0.06	0.03
	PEN R	0.008	0.5	2	0.25	0.016-0.03	0.015

*	MSSA, methicillin-sensitive S. aureus (which is S. aureus that responds well to methicillin); MRSA, methicillin-resistant S. aureus; CA-MRSA, community-acquired MRSA; VISA, vancomycin-intermediate S. aureus; VRSA, vancomycin-resistant S. aureus; VAN S, vancomycin-sensitive; VAN R, vancomycin-resistant; PEN S, penicillin-sensitive; PEN R, penicillin-resistant.

Activity of oritavancin against important resistance phenotypes

Oritavancin maintains strong activity against organisms that have acquired resistance to other antibiotics. Taken together, the potency of oritavancin is, as demonstrated in the following table, as good as or better than all competitors against bacteria with acquired resistance phenotypes.

		MIC90 (ug/ml) (or range*)
Type of Resistance	Number of Strains Tested	Oritavancin	Vancomycin	Daptomycin	Linezolid
Daptomycin resistant S. aureus	16	1	8	4	2
Linezolid resistant S. aureus	13	0.25	2	1	>8
VISA	13	1	8	4	2
VRSA	5	0.12-0.5*	64->64*	0.25-0.5*	1-2*

*	Ranges are used where the number of strains available for testing is less than 10.

The rapid bactericidal activity of oritavancin is helpful in killing bacteria arranged in biofilms. In a biofilm, bacteria are arranged in a relatively impermeable matrix, in which their metabolic state is impaired and their susceptibility to antibiotics is substantially reduced. Biofilm studies are aimed in part to address the clinical challenge posed by the recognition that 50% to 80% of all hospital-acquired infections, including endocarditis, device- and catheter-related infections, and bacteremia, may be derived from biofilm-related bacteria. Our recent in-vitro studies demonstrate that relative to vancomycin, oritavancin antibacterial activity is the least impacted by slow-growing and biofilm bacteria. Of these antibiotics, oritavancin was the only antibiotic capable of sterilizing biofilms that were previously established with a clinical isolate of MSSA. Furthermore, oritavancin was the only glycopeptide of those tested that retained bactericidal activity, defined as killing 99.9% of input bacteria, against slow-growing MSSA in broth medium. Our further evaluation of oritavancin activity in-vitro and in-vivo against slow-growing and biofilm bacteria is underway.

Oritavancin has been found to be efficacious in many animal models. Its efficacy was demonstrated in a mouse model of acute pneumonia infection caused by Streptococcus pneumoniae (or S. pneumoniae) susceptible or resistant to penicillin; in rat models of central venous catheter-associated infection caused by S. aureus and VRE; in rabbit models of endocarditis caused by MRSA and vancomycin-susceptible or -resistant Enterococcus faecalis; in rabbit models of meningitis caused by S. pneumoniae susceptible or resistant to penicillin and cephalosporin-class antibiotics. In a rat granuloma pouch model of S. aureus infection, the in-vivo bactericidal activity of oritavancin was more rapid and was sustained longer than that of vancomycin. The efficacy demonstrated in that model supports our hypothesis that infrequent dosing of oritavancin may be applicable in treating infections caused by gram-positive bacteria. We continue to evaluate our pre-clinical data to determine which indications to move into clinical trials. If we commence clinical trials in any of these indications, there can be no assurance that these trials will be successful.

Summary of Clinical Data

Phase 3 Trials

The efficacy of oritavancin in subjects with cSSSI was evaluated in two separate randomized, double-blind, controlled Phase 3 studies, called ARRD (completed in 2001) and ARRI (completed in 2003). These studies were designed to determine whether oritavancin was non-inferior based on its clinical cure rate to a combination of vancomycin and cephalexin. The ARRD study evaluated two different weight-based doses of oritavancin, 1.5 mg/kg/day and 3.0 mg/kg/day, compared to 15 mg/kg of vancomycin administered twice-daily. The ARRI study evaluated a fixed dose of oritavancin of 200 mg/day for patients weighing less than 110 kg, or 300 mg/day for patients weighing more than 110 kg, compared to 15 mg/kg of vancomycin administered twice-daily.

The protocol in these two studies dictated that the duration of therapy would be longer for patients with MRSA compared with patients with other pathogens. The protocol stated that oritavancin treatment would be stopped, or vancomycin treatment would be changed to cephalexin, when the treating physician determined that the patient had met pre-defined criteria for improvement. To be clinically evaluable, patients had to be found or presumed to be infected with a gram-positive pathogen susceptible to vancomycin and had to receive at least three days of drug therapy. The following chart summarizes the dosing regimens of these studies.

	Regimen for Patients with MRSA Pathogens	Regimen for Patients with non-MRSA Pathogens
Oritavancin arm (total of up to 7 days of treatment)	Oritavancin once-daily for 7 days (followed by oral placebo twice-daily)	Oritavancin once-daily for 3 to 7 days (followed by oral placebo twice-daily)

Vancomycin comparator (total of up to 14 days of treatment)	Vancomycin twice- daily for 10 to 14 days, followed by oral cephalexin twice-daily	Vancomycin twice-daily for 3 to 7 days followed by oral cephalexin twice-daily

Both studies met their primary endpoints of the proportion of clinically evaluable patients cured at the first follow-up visit between 21 and 28 days after the end of treatment, and both demonstrated statistical non-inferiority of oritavancin to the vancomycin / cephalexin control arm using their respective deltas.

The following tables summarize the clinical results for the cSSSI studies:

Results from First Phase 3 Clinical Trial (ARRD):

Arm	Number of Clinically Evaluable Patients	Percentage with Positive Clinical Response	Comparison with Vancomycin (95% confidence intervals noted in parentheses)
Oritavancin 3.0 mg/kg once-daily	127	75.6%	-4.6% percentage difference (-14.8% worst case, +5.7% best case)
Oritavancin 1.5 mg/kg/ once-daily	131	75.6%	-4.6% percentage difference (-14.8% worst case, +5.6% best case)
Vancomycin 15 mg/kg twice-daily	126	80.2%	N/A

Results from Second Phase 3 Clinical Trial (ARRI):

Arm	Number of Clinically Evaluable Patients	Percentage with Positive Clinical Response	Comparison with Vancomycin (95% confidence intervals noted in parentheses)
Oritavancin 200 mg once-daily (300 mg for patients with body mass greater than 110 kg)	676	78.6%	+2.3% percentage difference (-3.3% worst case, +7.9% best case)
Vancomycin 15 mg/kg twice-daily	324	76.2%	N/A

These studies were designed and conducted after conferring with the FDA to meet the applicable clinical trial guidelines that were in place at the time the trials were designed and commenced. After consultation with the FDA, the first Phase 3 study (ARRD) was designed to demonstrate non-inferiority on the primary endpoint, with a delta, or difference, in cure rate of 15% between oritavancin and the vancomycin comparator, which was the appropriate delta for antibiotics at the time that the trial was commenced in 1999. The second Phase 3 study (ARRI) was designed to demonstrate non-inferiority on the same primary endpoint, with a delta in cure rate of 10%.

Based on pre-clinical and clinical studies, we believe that oritavancin has a favorable safety and tolerability profile. The following tables summarize the adverse events for our two Phase 3 clinical trials:

ARRD Trial	Oritavancin (N= 342)	Vancomycin (N = 175)	Statistical Significance (or p-value)
Discontinuations due to adverse event	19 (5.6)%	13 (7.4)%	—
Deaths	7 (2.0)%	5 (2.9)%	>0.10
Patients with > 1 adverse event	238 (72.5)%	129 (73.7)%	0.19
Patients with > 1 adverse event possibly related to study drug	77 (22.5)%	51 (29.1)%	0.23
Patients with > 1 serious adverse event	57 (16.7)%	34 (19.4)%	0.61
Patients with > 1 serious adverse event possibly related to study drug	13 (3.8)%	7 (4.0)%	—

ARRI Trial	Oritavancin (N= 831)	Vancomycin (N = 415)	Statistical Significance (or p-value)
Discontinuations due to adverse event	15 (1.8)%	20 (4.8)	0.003
Deaths	13 (1.6)%	7 (1.7)%	1.000
Patients with ≥ 1 adverse event	388 (46.7)%	240 (57.8)%	<0.001
Patients with ≥ 1 adverse event possibly related to study drug	134 (16.1)%	99 (23.9)%	0.001
Patients with ≥ 1 serious adverse event	50 (6.0)%	34 (8.2)%	0.152
Patients with ≥ 1 serious adverse event possibly related to study drug	1 (0.1)%	2 (0.5)%	0.259

Significant observed side effects in each of our Phase 3 clinical trials were as follows:

ARRD Trial	Percentage of Patients
	Oritavancin 1.5 mg/kg (N= 173)	Oritavancin 3.0 mg/kg (N = 169)	Vancomycin (N = 175)
Event
Nausea and vomiting symptoms	5.8%	4.1%	5.2%
Phlebitis	2.9%	4.7%	2.9%
Insomnia	2.9%	1.8%	4.0%
Injection site reactions	2.9%	0.6%	2.3%
Apocrine and eccrine gland disorders	2.3%	1.2%	1.1%
Anxiety symptoms	2.3%	0.6%	0.6%
Febrile (or seizure) disorders	2.3%	0.6%	0.6%
Headaches	—	2.4%	1.1%
Asthenic conditions (like fatigue, malaise or weakness)	2.3%	1.2%	2.7%
Pruritis (or itching)	1.7%	3.0%	4.6%

ARRI Trial	Percentage of Patients
	Oritavancin (N= 831)	Difference > 2%	Vancomycin (N = 415)
Event
Headache	4.9%		5.8%
Nausea	4.2%		4.8%
Vomiting	3.7%		4.6%
Abscess	3.6%		5.1%
Constipation	3.5%		1.9%
Phlebitis	3.2%		2.7%
Dizziness	3.2%		1.7%
Insomnia	2.9%	<	5.1% (p-value = 0.075)
Diarrhea	2.5%		3.9%
Pruritis (or itching)	2.0%	<	8.0% (p-value = < 0.001)

As illustrated in the tables above, the results from our second Phase 3 clinical trial demonstrate that oritavancin exhibited activity and safety profiles similar to those of vancomycin, with improved tolerability.

The FDA confirmed in writing in March 2007 that the non-inferiority design using an active control that was employed in both Phase 3 trials for oritavancin was appropriate for cSSSI. In addition, in three separate meetings, including our pre-NDA meeting on January 31, 2007 in which we specifically discussed the Phase 3 trials, the FDA has not requested that we perform additional clinical trials to demonstrate oritavancin’s efficacy in cSSSI. Since the FDA’s accepted delta for non-inferiority trials for antibiotics that treat serious infections like cSSSI (using a comparator like vancomycin) is now 10%, the FDA has requested that we provide justification, as part of our NDA, for the choice of the 15% non-inferiority delta accepted by the FDA for the first of these two Phase 3 trials. As part of this analysis, the FDA has requested that we provide information on the non-inferiority margin in terms of both the benefit of oritavancin as compared to historical vancomycin and placebo cure rates and in terms of acceptable loss of treatment effect relative to historical vancomycin and placebo cure rates (in a population as similar as possible to the population enrolled in these phase 3 clinical trials). The FDA has indicated that this analysis will be critical to approval of our NDA.

Based on our meetings with the FDA, we believe our two Phase 3 trials demonstrate safety and efficacy sufficient for FDA approval for 200 mg or 300 mg of oritavancin infused once per day for three to seven days for cSSSI. There can be no assurance that our Phase 3 trials included a sufficiently large population of patients to demonstrate safety and efficacy at these dosage levels or that we will receive FDA approval for the NDA we plan to submit for cSSSI in the first quarter of 2008. In connection with a request from the FDA, we intend to complete a QTc study against a postive control prior to submitting our NDA in the first quarter of 2008.

Other Clinical Studies

Phase 2 Bacteremia Studies

The efficacy of oritavancin in subjects with gram-positive bacteremia was evaluated in two Phase 2 studies conducted by Lilly prior to 2001.

In the first study (ARRC), an open-label non-controlled study, seventeen patients were assigned to a regimen of 5 mg/kg/day of oritavancin for the first day followed by 4 mg/kg/day of oritavancin for seven to ten days as determined by the physician. Ten of the fifteen patients were shown to have gram-positive bacteremia and completed therapy. Nine of those ten patients were successfully treated. The pathogens that oritavancin effectively eradicated from blood culture at first follow-up visit (primary efficacy point) included: VRE, four patients; vancomycin-susceptible E. faecalis (VSE), three patients; S. pneumoniae, one patient; and Methicillin-resistant S. epidermidis (MRSE), one patient.

The second study (ARRM) was an open-label study for patients with staphylococcal bacteremia. Oritavancin was given in doses ranging from 5 mg/kg/day to 10 mg/kg/day, for ten to fourteen days. The comparator was 15 mg/kg of vancomycin (unless adjusted downward due to poor renal function) administered twice-daily. For patients with demonstrated MSSA based on sensitivity testing, the comparator could be a penicillin or cephalosporin alone. (Only four patients were treated with that regimen.) Oritavancin was shown to be effective based on the sponsor-defined combined outcome (eradication from blood culture and clinical improvement) at first follow-up visit. Evaluable patients were assigned as follows:

	Evaluable patients	Effective treatment
Oritavancin Treatment
5 mg/kg/day	6	5 (83.3)%
6.5 mg/kg/day	7	5 (71.4)%
8 mg/kg/day	24	16 (66.7)%
10 mg/kg/day	20	16 (80.0)%
All oritavancin patients	57	42 (73.7)%

Comparator*	27	19 (70.4)%

*	Comparator, per the study protocol, was to be vancomycin. In a few instances, treating physicians switched to an alternate antibiotic.

We plan to begin a Phase 3 clinical study designed to treat patients with gram-positive bacteremia in 2008.

Hospital or Serious Community-acquired Pneumonia

In animal studies, oritavancin has been shown to have variable activity in bacterial pneumonia. It is active in a mouse model of penicillin-sensitive and penicillin-resistant S. pneumoniae pneumonia. This was demonstrated by a high level of bacterial clearance when infected mice were treated with single or multiple doses of oritavancin. Single dose dose-response studies yielded an ED50, or dose resulting in 50% of the maximal killing, of 2.8 ± 0.3 mg/kg. Oritavancin was well distributed in lung and was found in mouse lung epithelial lining fluid, known as ELF. The efficacy of oritavancin in the pneumonia model correlates well with the concentrations of oritavancin in lung and ELF. However, in S. aureus pneumonia the activity of oritavancin is less active than vancomycin. Given these mixed results, and human pharmacology studies showing presumed slow accumulation in human lung ELF, we are reevaluating our plans for the bacterial pneumonia indication.

A Phase 1 clinical study (OPUL-001) was conducted to determine and compare the plasma and intrapulmonary concentrations following intravenous oritavancin or vancomycin at apparent steady-state in normal healthy adults. This study demonstrated significant concentrations and exposures to oritavancin in ELF and high concentrations in alveolar macrophages, known as AM. Together with pre-clinical studies, these lung biodistribution and exposure data suggest that dosage regimens of oritavancin can be constructed to be effective in gram-positive pneumonia, provided that tolerability is not an issue in patients. In recent pre-clinical studies in streptococcal and staphylococcal pneumonia to establish a dosage regime for a Phase 2 clinical study, oritavancin showed good activity against streptococcal and lower than expected activity against staphylococcal strains tested. We expect to decide later in 2007 whether to pursue further pre-clinical and/or clinical testing of the efficacy of oritavancin in treating pneumonia.

Single Dose cSSSI

We believe that because of the long half-life of oritavancin in plasma and tissue, and its high level of potency, it should be possible to treat gram-positive cSSSI with a single administration of higher dose oritavancin. As a result, in 2007, we plan to begin a Phase 2 clinical study evaluating oritavancin using a higher total dose in a single administration of therapy for patients with gram-positive cSSSI. Although a high incidence of systemic adverse events was previously observed in clinical trials with an 800 mg dose of oritavancin given daily for several days, the proposed Phase 2 clinical study will use a single administration of a higher dose oritavancin at a slower rate of infusion. Therefore, we expect that the incidence of systemic adverse events observed in earlier trials will be minimized. We believe a single administration of higher dose oritavancin, if it proves successful in the clinic, would be preferred for many patients upon discharge from the hospital, for use in patients who are not admitted to the hospital, or for non-hospital institutional settings such as nursing homes. We believe that for in-hospital use, physicians may prefer once-daily administration of oritavancin, not a single dose per course of therapy.

Inhalation Anthrax

Bacillus anthracis, the causative agent of anthrax, principally causes disease in certain animals, but can also cause infections in humans. The respiratory form of anthrax is often fatal. Anthrax can be used as an agent of biowarfare and bioterrorism, and engineered resistance to multiple drugs could further complicate treatment. The current standard after exposure to anthrax is ciprofloxacin therapy for 60 days. In a collaboration between Targanta and USARAMID (the United States Army biodefense research laboratory at Fort Detrick, Maryland), the efficacy of oritavancin was compared to ciprofloxacin in a mouse model of prophylaxis after exposure to spores of inhalation anthrax. Oritavancin administered intravenously at either 5 or 50 mg/kg as a single dose was approximately as effective as ciprofloxacin at 30 mg/kg administered twice daily for fourteen days. The oritavancin dosing regimen is significantly more convenient than the ciprofloxacin treatment regimen, and compliance with a regimen of a single dose of oritavancin is likely to be higher than with multiple doses of ciprofloxacin over many days. These in-vivo efficacy data in mice suggest that oritavancin might serve as a preferred therapy for prophylaxis or treatment of anthrax. In addition, oritavancin’s multiple mechanisms of action may allow it to retain activity against drug-resistant Bacillus anthracis (including strains engineered to be resistant to vancomycin and ciprofloxacin). We cannot give any assurance that oritavancin will ultimately receive approval for the treatment of anthrax.

Safety and Tolerability Data

Based on pre-clinical and clinical studies, we believe that oritavancin has a favorable safety and tolerability profile. The pharmacokinetics (the distribution and elimination of the drug in the body) of oritavancin following intravenous infusion were evaluated in ten human oritavancin pharmacokinetic studies, including studies in healthy subjects as well as patients with bacteremia, cSSSI, and hepatic insufficiency. Pharmacokinetic analyses include a pooled population analysis of 3,574 plasma concentration values from 380 subjects or patients. Within the dosing ranges tested (up to 1,220 mg daily), the blood levels of oritavancin increase linearly with dose.

Oritavancin is eliminated slowly in the feces and to a lesser extent in the urine. A clinical study showed that mild to moderate hepatic insufficiency does not alter the pharmacokinetics of oritavancin. In a study using all human data relating to pharmacokinetics, a model was developed that showed no correlation between renal function and blood levels of oritavancin. As in animals, no metabolites of oritavancin have been identified in humans.

A Phase 1 study (OCSI-008) was designed and conducted specifically to determine whether there was any potential for oritavancin to prolong QT interval. QT prolongation due to a drug is believed to be predictive of occasional sudden cardiac death, and QT prolongation has been problematic for the quinolone and macrolide (including telithromycin) classes of antibiotics. In addition, pooled cardiac data from the formal pre-clinical and clinical development program were used to define the risk of QT prolongation at the proposed dose for oritavancin of 200 or 300 mg/day for up to seven days. Thorough analysis of all oritavancin QT data does not suggest any signal for concern regarding cardiac safety, including at the proposed clinical doses for oritavancin of 200-300 mg/day. Further, at all doses tested and in the approximately 79 subjects tested in this trial, including at a single infusion of up to 800 mg, we have observed no correlation between exposure to the drug and QT interval.

Study OCSI-008 and its predecessor, study OCSI-007, were designed to assess the possibility of a drug-drug interaction. The study examined the effect of oritavancin on a liver enzyme called CYP 2D6, a cytochrome p450 enzyme that is inhibited by high concentrations of oritavancin in-vitro. We believe that the results of this study do not suggest or signal concern that oritavancin might inhibit this enzyme when the drug is used, including at doses of 200-300 mg/day or with a single dose of 800 mg.

In Phase 3 clinical testing, oritavancin exhibited activity and safety profiles similar to those of vancomycin, with improved tolerability. The two Phase 3 studies have accrued a safety database comprising 1,173 patients with cSSSI who were exposed to oritavancin. In all, oritavancin has been administered to over 1,566 subjects (1,335 patients and 231 healthy volunteers) across all clinical studies. The most common adverse events involved headache, nausea, vomiting, abscess, constipation, phlebitis, dizziness, insomnia, diarrhea and itching, and these were deemed similar to vancomycin in terms of tolerability. In our second and larger Phase 3 study, a smaller percentage of patients given oritavancin discontinued the drug (1.8%) compared with discontinuations of vancomycin / cephalexin (4.8%), suggesting that oritavancin may be better tolerated than vancomycin because cephalexin is known to be well tolerated. No statistically significant difference was measured in this second Phase 3 trial for inflammation at the infusion site (known as injection-site phlebitis) between oritavancin and vancomycin.

Our Resolution of Certain Regulatory Issues

In 2003, InterMune initiated two Phase 1 studies, OSCI 007 and OSCI 008, to evaluate drug-drug interaction and QT prolongation in healthy subjects. Later in 2004, these studies were discontinued by InterMune prior to completion after the observance of inflammation at the infusion site (known as injection-site phlebitis) judged to be unexpectedly greater in incidence and severity than expected. InterMune proposed a self-imposed clinical hold to the FDA. InterMune then performed reviews and analyses of phlebitis in these and other clinical studies to assess the incidence of phlebitis in these studies. Upon completion of this investigation, InterMune concluded that the possible causes of phlebitis in these two studies were either (a) manufacturing deficiencies, (b) an inherent characteristic of oritavancin at higher doses, (c) a difference in response to oritavancin in healthy subjects as compared with patients, or (d) a combination of these factors.

When we acquired the world-wide rights to oritavancin in 2005, we developed and implemented a comprehensive strategy to gain a better understanding of injection-site phlebitis. We concluded that the risk of phlebitis was no higher with oritavancin than with equally potent doses of vancomycin. We first presented the data from our effort to characterize the risk of phlebitis to the FDA at a meeting on July 20, 2006. At our FDA meeting on January 31, 2007, the FDA agreed to remove the clinical hold on oritavancin.

A summary of our interactions with the FDA relating to these issues follows.

Manufacturing Analysis. In the data we presented to the FDA, we performed an exhaustive physicochemical comparison study of all available drug substance and drug product lots using the original and improved assay methodology, thus generating new data for the older lots that were originally assayed with less efficient methods. As part of our evaluation, we performed a pre-clinical assessment of our proposed commercial drug product, which was prepared from drug substance manufactured by Abbott and drug product manufactured by Catalent. Additionally, a single facility performed all of the assays in an attempt to minimize operator and equipment variability. All of the lots were analyzed using several physiochemical assays in addition to the release testing methods. Review and analysis of all the comparison data indicated that there were no significant differences between lots of drug substance and drug product, regardless of manufacturer or age of the material.

Phlebitis Analysis. Further, we conducted a comprehensive review and analysis of injection site phlebitis in all clinical studies. This review included all 1,962 patients and 243 healthy subjects included in these trials. We screened the adverse event database to identify potential cases of injection site phlebitis and then determined the severity of all identified cases of injection site phlebitis. Specific analyses included all injection site reactions, using a more inclusive and clinically relevant definition of injection site phlebitis than InterMune originally used. Injection site reactions that were considered not related to injection site phlebitis (e.g. bruising) were excluded. We submitted this comprehensive definition of injection site phlebitis to the FDA prior to our July 20, 2006 meeting.

Key Findings from these Analyses. Review and analyses of injection site phlebitis occurrences against drug manufacturing and clinical variables, including study drug administration parameters, in all oritavancin clinical studies that have been conducted to date, showed:

•	There was no association between drug substance lot or drug product lot and the incidence of injection site phlebitis, regardless of the date of manufacture.

•

Oritavancin administration in our second Phase 3 trial to patients with cSSSI resulted in an incidence of injection site phlebitis of 3.2% compared to 2.7% for the active comparator, vancomycin, which was statistically insignificant.

•

In patients with bacteremia at oritavancin doses up to 10 mg/kg/day for up to twelve days (with a maximum dose administered of 1,220 mg/day), the incidence of injection site phlebitis was comparable with equally potent doses of vancomycin.

•

When the drug delivery rate of oritavancin (measured in mg/min) was multiplied by the concentration of administered oritavancin (measured in mg/mL), the result had predictive value regarding the incidence of injection site phlebitis. We will use this algorithm to guide the administration of oritavancin at doses above 200 or 300 mg daily in future clinical trials.

After reviewing these comprehensive re-analyses and final reports, the FDA agreed to lift the clinical hold on oritavancin in a pre-NDA clinical meeting on January 31, 2007. At the July 20, 2006 meeting, the FDA requested that Targanta gain clinical experience in a small number of patients with our proposed commercial drug product from Abbott and Catalent. The FDA agreed that we could submit this data after we submit our NDA, as long as it was available for FDA review before they decided on approval of the drug candidate. To satisfy this request from the FDA, drug product produced by Abbott and Catalent will be used in the upcoming Phase 2 clinical study designed to evaluate the efficacy of a single dose of oritavancin in the treatment cSSSI caused by gram-positive bacteria. We plan to begin this Phase 2 study in 2007, and believe we will have the data required for the FDA to consider the drug product produced by Abbott and Catalent within the date constraints for the FDA’s timely review.

Our Research and Discovery Activities

Pro-drugs to Deliver Antibiotics to Bone

While we are focused on the successful development of oritavancin, we are also working on a pre-clinical antibiotic program using a pro-drug approach for the treatment of bacterial osteomyelitis. Osteomyelitis is an inflammatory process accompanied by bone necrosis that results from an underlying microbial infection, primarily caused by the bacterium S. aureus. In general, bacterial osteomyelitis is established as a result of trauma, bone surgery or joint replacement. Bacterial osteomyelitis also appears in cases of reduced vascularization, such as in diabetic and elderly patients. Osteomyelitis is a challenging illness to treat, with a frequent need for surgical intervention and amputations, and is accompanied by frequent relapses. Existing therapies for osteomyelitis often have a prolonged treatment course of more the six weeks.

The main issues associated with the treatment of osteomyelitis are the sheltered environment provided by bones for bacteria, together with the poor distribution of antibacterial drugs in bone. By coupling proven antibiotics to bisphosphonate chemical moeties with high affinity for bone mineral, we have developed novel antibacterial pro-drugs targeting bone. These pro-drugs deliver the parent antibiotics to the bone in higher concentration than the parent drugs. Using our pro-drugs, the parent drugs are gradually released to exert their therapeutic potential over extended periods of time, in some cases weeks after a single injection.

Pharmacokinetic studies in rats and rabbits showed the rapid clearance of the pro-drugs from circulation and their equally rapid uptake in osseous tissues. The release of the parent drug from bone has been monitored, with half lives as short as two days and as long as fourteen days, during which time the bone is continuously infused with the released parent drug. Our goal is to develop an effective therapy for osteomyelitis that permits infrequent dosing. This program is at least two years from beginning clinical trials and there can be no assurance that we will commence clinical trials or that those clinical trials will be successful.

Commercialization Strategy

Our commercialization strategy is to develop oritavancin into a leading therapy worldwide for the treatment of serious gram-positive infections, initially for the treatment of cSSSI and subsequently for other indications.

We intend to build a commercial organization in the United States focused on promoting oritavancin to physicians, nurses and pharmacy directors principally in hospitals and other institutional settings. We plan to recruit an experienced sales organization supported by an internal marketing organization, and plan to target institutions with the greatest use of intravenous drugs for gram-positive infections. We estimate that a sales force of approximately 75-100 people will reach the 1,300 highest prescribing institutions, which we believe represents the bulk of the initial market opportunity for the product for once-daily administration in cSSSI. We currently have no sales representatives and we intend to recruit sales representatives and regional managers who have extensive hospital-based sales experience and who have previously sold antibiotics to the hospitals in their territories. We expect that oritavancin will initially be used for patients not improving after treatment of vancomycin, for patients with identified vancomycin-resistant pathogens, or in hospitals or regions where the incidence of pathogens resistant to other drugs is high.

We believe the European market for drugs to treat serious gram-positive infections is highly concentrated, and that a launch using a direct sales force may be achievable in major markets. In 2007, we intend to explore the merits of a blended commercialization strategy in Europe through market analysis and discussions with potential partners, and hope to begin implementing a commercialization strategy following confirmation of our expected EU approval timeline in 2008. We also believe that there is a rapidly growing market for antibiotics treating serious gram-positive infections in the major Asian countries, including Japan, Korea, Taiwan, and China. Later in 2007, we plan to begin discussing potential sales and marketing agreements for the major Asian markets, including Japan and Korea.

Third-Party Reimbursement and Pricing

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement to providers and the consumer from third-party payors, such as government and private insurance plans. These third-party payors are increasingly challenging and negotiating the prices charged for medical products and services based on their degree of value to the patient. We believe that the core clinical attributes of oritavancin, including its superior potency, reduced susceptibility to resistance, activity across the entire gram-positive spectrum, short duration of therapy, and favorable side effect profile, will enable us to differentiate the product from other competitive therapies and ultimately will lead to its widespread adoption by hospital formularies and also to reimbursement by third-party payors. We intend to price oritavancin in the United States on a course of therapy basis consistent with other novel gram-positive antibiotics.

In many foreign markets, including the countries in the EU, pricing of pharmaceutical products is subject to governmental control. Evaluation criteria used by many European government agencies for the purposes of pricing and reimbursement typically focus on the product’s degree of innovation and its ability to meet a clinical need unfulfilled by currently available therapies. We believe that oritavancin’s core attributes will enable us to negotiate a competitive or premium price for the product in countries where pricing is set by a government agency, and to obtain reimbursement for the product from the responsible agencies in each market. As in the United States, we intend to price the product competitive with other novel gram-positive antibiotics on a course of therapy basis.

Competition

Oritavancin is expected to compete with a number of drugs that target serious gram-positive infections acquired or treated in hospitals. Most of our existing and potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, most of these competitors have significantly greater commercial infrastructures than we have.

We anticipate that, if approved, oritavancin will compete with vancomycin, a generic drug that is manufactured by a variety of companies, as well as other drugs targeted at gram-positive bacterial infections. These include daptomycin (marketed by Cubist as Cubicin), linezolid (marketed by Pfizer as Zyvox), quinupristin / dalfopristin (marketed by Sanofi-Aventis and Monarch Pharmaceuticals as Synercid), and teicoplanin (marketed outside the US by Sanofi-Aventis as Targocid). In addition, NDAs have been filed for dalbavancin (being developed by Pfizer as Zeven) and telavancin (being developed by Theravance and Astellas). Further, NDAs are expected to be filed in the next year for ceftobiprole (being developed by Johnson & Johnson and Basilea) and iclaprim (being developed by Arpida). These drug candidates represent potential competition for oritavancin. All of these companies are larger than we are and have significantly greater resources. Further, most of the drugs discussed above are either already established in the market or are expected to be commercialized before we launch oritavancin.

Manufacturing and Supply Chain Management

We obtain oritavancin drug substance from our contract manufacturer, Abbott, and obtain final drug product from our contract fill/finish provider, Catalent. We also plan to add a second fill/finish provider prior to commercial launch of oritavancin. Our final drug product is currently packaged as a lyophilized presentation of 100 milligrams in a 20 cc single-use vial and we expect this to be our packaging size and presentation when we launch the product. These contract manufacturers are the sole manufacturing sources of oritavancin at this time, but we believe that we could locate alternative suppliers if necessary. We believe our employees have the necessary expertise to manage the supply chain for oritavancin for the United States market and the European market, should we receive regulatory approval to commercialize oritavancin.

Lilly developed the original oritavancin diphosphate drug substance manufacturing process and it was the process used to manufacture the drug product used to conduct the initial toxicology and non-clinical studies, as well as to prepare drug product for all clinical trials performed to date.

The Lilly drug substance manufacturing process was transferred to Abbott in 2002 by InterMune. After the process was transferred to Abbott, the new drug substance process was validated in three consecutive runs following completion of two successful engineering runs and three registration stability batches. This campaign has provided sufficient inventory to support the launch of oritavancin, as we currently have approximately 100 kilograms of drug substance material in cGMP storage, which upon completion of the fill/finish process translates into approximately 100,000 courses of therapy. We plan to use this new drug substance material in clinical trials later this year, and it will be this material that we will use to provide data on the twenty to sixty clinical patients we plan to submit to the FDA prior to their evaluation of our NDA.

In November 2006 and again in January 2007, we met with the FDA to discuss the chemistry, manufacturing and control (or CMC) portions of the NDA submission requirements. Although the FDA cannot finalize decisions until the agency has reviewed all the data included in the submission, we believe they have provided sufficient guidance to enable us to prepare a successful submission package in the first quarter of 2008.

In December 2006, we amended our development and supply agreement with Abbott to provide that Abbott would seek to develop and validate a drug substance process in which all animal sourced materials (or ASMs) would be eliminated. This work is targeted to be completed in 2008 or later. We hope to deliver sufficient quantities of validated drug substance to serve as an alternate supply of drug substance, but this work is not required for our expected launch of oritavancin in the United States.

Prior to submitting our NDA for oritavancin, we will conduct a two-week bridging study of oritavancin in rats, using drug substance produced by Abbott and further processed by a contract research laboratory to increase the level of total impurities, to demonstrate that exposure to impurities found in oritavancin (even at the artificially increased levels found in the enhanced samples used for these tests) is safe in accordance with acceptable toxicity requirements. We expect to finalize the results of this additional toxicology testing in advance of and in time for inclusion in our NDA submission for oritavancin for cSSSI.

Government Regulation

The development and commercialization of our product candidates and our ongoing research will be subject to extensive regulation by governmental authorities in the United States and other countries. Before marketing in the United States, any medicine we develop must undergo rigorous pre-clinical studies and clinical trials and an extensive regulatory approval process implemented by the FDA under the Federal Food, Drug and Cosmetic Act. Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our medicines if the appropriate regulatory authority is satisfied that we have presented adequate evidence of the safety, quality and efficacy of our medicines.

Before commencing clinical trials in humans in the United States, we must submit to the FDA an Investigational New Drug application, or an IND, that includes, among other things, the results of pre-clinical studies. If the FDA does not reject or place on hold the submitted IND application for safety reasons, clinical trials are usually carried out in three (and occasionally four) phases and must be conducted under FDA oversight. These phases generally include the following:

Phase 1.	The product candidate is introduced into humans and is tested for safety, dose tolerance and pharmacokinetics.

Phase 2.	The product candidate is introduced into a limited patient population to assess the efficacy of the drug in specific, targeted indications, assess dosage tolerance and optimal dosage, and identify possible adverse effects and safety risks.

Phase 3.	If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 evaluations, the clinical trial will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4.	Clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a product for marketing.

The FDA’s role is to review and provide guidance on clinical trial designs, evaluating specifically the safety and efficacy of the trial design, prior to drug developers undertaking these clinical trials of drug product candidates. In the case of antibiotics for serious, gram-positive infections, drug developers typically rely on non-inferiority studies, the goal of which is to show that a product candidate is not less effective than the approved standard of care. Though historically the FDA had considered a non-inferiority clinical trial for antibiotics that treat serious infections like cSSSI (using a comparator like vancomycin) successful if the delta, or difference, between the tested drug product candidate and the approved standard of care was not more than 15%, the current FDA accepted delta for non-inferiority for this type of clinical trial is 10%.

The applicant must submit to the FDA the results of its pre-clinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA, including payment of a user fee. The FDA reviews all submitted NDAs before it accepts them and if the FDA does not believe that an NDA has sufficient information to allow a thorough review, the agency will refuse to file the NDA. However, most NDA submissions are accepted and filed 60 days after they are submitted. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the policies agreed to by the FDA under the Prescription Drug User Fee Act (or PDUFA), the FDA has ten months from the date of NDA submission in which to complete its initial review of a standard NDA and respond to the applicant. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides substantial additional information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date. The review process and the PDUFA goal date may be as short as six months if the FDA grants priority review of a submission.

If the FDA’s evaluations of an NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an Approval letter or an Approvable letter, the latter of which contains the conditions that must be met in order to secure final approval of the NDA. If we were to receive an Approvable Letter, we may need to expend considerable time and expense in order to receive FDA approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an Approval letter, authorizing commercial marketing of the drug for certain indications. According to the FDA, the median total approval time for NDAs approved during calendar year 2006 was approximately thirteen months for standard applications. If the FDA’s evaluation of an NDA submission and the clinical and manufacturing procedures and facilities is not favorable, the FDA may refuse to approve the NDA and issue a Not Approvable letter.

If we obtain regulatory approval for a medicine, this clearance will be limited to those diseases and conditions for which the medicine is effective, as demonstrated through clinical trials. Even if this regulatory approval is obtained, a marketed medicine, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Further, the FDA has significant authority to govern the marketing and commercializing of approved drug products, and the FDA may require or recommend that drug developers perform Phase 4 clinical trials even after receipt of FDA approval of a drug product. Discovery of previously unknown problems with a medicine, manufacturer or facility may result in restrictions on the medicine or manufacturer, including costly recalls or withdrawal of the medicine from the market.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations, and institute criminal prosecution, any one or more of which could have a material adverse effect upon our business, financial condition and results of operations.

Outside the United States our ability to market the products we develop will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The regulatory approval process in other countries includes all of the risks associated with FDA approval described above.

Intellectual Property

The proprietary nature of, and protection for, our product candidates, processes and know-how are important to our business. We seek patent protection in the United States and internationally for our product candidates and other technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition, we use license agreements to selectively convey to others rights to our own intellectual property. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

Patent protection has been sought for oritavancin, which we have licensed from Lilly, in the United States and some 50 additional countries worldwide with claims centered on the composition of matter of oritavancin. The key composition of matter patent in the estate with claims directed to oritavancin is United States. Patent No. 5,840,684, with claims to the antibiotic itself, pharmaceutical compositions comprising the antibiotic, methods of treating a bacterial infection using the antibiotic, and methods of making the antibiotic. This patent will expire on November 24, 2015. Due to the delay in development of oritavancin, we believe substantial additional exclusivity—up to an additional five years—may result from the provisions of the Hatch-Waxman legislation in the United States in respect of the composition of matter patent covering oritavancin. The issued oritavancin patents and pending applications are part of a world-wide patent estate that includes almost 600 issued patents and pending applications. Included in the estate are issued patents and pending applications licensed to us in areas including (i) glycopeptide derivatives, (ii) intermediates in the production of oritavancin, (iii) methods of producing oritavancin, (iv) biosynthetic enzymes important in the synthesis of glycopeptides (glucosyl transferases), and (v) methods of treatment.

Additionally, as of March 31, 2007, we owned or had exclusive licenses to 35 issued United States patents and had 6 pending patent applications in the United States. We also owned or had exclusive licenses to 460 granted foreign patents and 95 pending applications in the rest of the world. The claims in these various patents and patent applications are directed to additional compositions of matter of oritavancin, including claims covering product candidates, lead compounds and key intermediates, pharmaceutical compositions, methods of use, and processes for making our compounds along with methods of design, synthesis, selection and use relevant to our research and development programs in particular.

We are seeking to extend patent protection around oritavancin further, including patent applications on methods of treatment involving the use of oritavancin in new indications and methods of producing oritavancin and relevant intermediates for the production thereof.

Commercial Agreements

Lilly License Agreement

In December 2005, in connection with our acquisition from InterMune of assets related to oritavancin, we became a party to a license agreement with Lilly pursuant to which we acquired worldwide license rights to patents and other intellectual property related to oritavancin. Under the license agreement, Lilly granted to us an exclusive, royalty bearing, sublicenseable, worldwide license to make, have made, use, offer to sell, sell and import oritavancin in fields relating to infectious diseases.

Pursuant to the license agreement, we are obligated to make the following milestone payments to Lilly:

Milestone	Required Payment
First regulatory approval of oritavancin for the treatment of infectious diseases other than complicated skin and skin structure infections and catheter-related bloodstream infections	$10,000,000
Second regulatory approval of oritavancin for the treatment of infectious diseases other than complicated skin and skin structure infections and catheter-related bloodstream infections	$10,000,000
First calendar year in which net sales exceed $210,000,000	$15,000,000

In addition, pursuant to the license agreement, we are obligated to pay Lilly royalties based on our net sales of oritavancin drug product in any calendar year in any jurisdiction in which, under the license agreement, we hold license rights to a valid patent. These royalty obligations are calculated on an aggregate, tiered basis with the royalty percentage increasing based on our realization of qualifying net sales in any calendar year above established thresholds. Under the license agreement, qualifying net sales are sales of oritavancin (or any other product) covered by a patent we license from Lilly, net of customary deductions, in any jurisdiction in which a patent we license from Lilly remains valid. For purposes of calculating qualifying net sales during any particular time period, a sale is deemed to be made at the time the oritavancin (or other) drug product is shipped to the customer, regardless of whether we have received payment at that time. Under the license agreement, we may be obligated to pay the following royalties to Lilly:

	Qualifying annual net sales up to $200,000,000	Qualifying annual net sales in excess of $200,000,000 and up to $400,000,000	Qualifying annual net sales in excess of $400,000,000
Annual royalty rate on qualifying net sales	10%	12%	18%

Under the license agreement with Lilly, our license rights continue on a country-by-country basis until there are no further royalty obligations in a specific country, at which time we will have a fully paid-up, perpetual, irrevocable, exclusive, sublicenseable license to make, have made, use, offer to sell, sell and import oritavancin in fields relating to infectious diseases in the applicable country. The license rights to oritavancin granted to us could revert to Lilly if we do not continue to use our commercially reasonable efforts to develop and commercialize an oritavancin drug product. Prior to the expiration of the license granted under this agreement, either we or Lilly may terminate the agreement upon the other party’s insolvency or uncured material breach of the agreement. Under the license agreement, we have primary responsibility for the maintenance and enforcement of the patents licensed to us by Lilly and are required both to indemnify Lilly in certain circumstances and maintain certain levels of insurance.

InterMune Agreement

In connection with our acquisition of the worldwide rights to oritavancin from InterMune in December 2005, we entered into an asset purchase agreement with InterMune pursuant to which we agreed to pay InterMune a total of up to $25 million in convertible debt and $9 million in cash, such payments to be in the form of both initial payments and future milestone payments. In addition, we agreed to pay Lilly $1 million in cash, which payment was made in January 2006. As of April 15, 2007, due to the consummation of our acquisition of the worldwide rights to oritavancin and our achievement of an initial milestone and our series C financing in January 2007, we had made payments to InterMune that totaled $17.5 million in convertible debt (all of which has converted into shares of our capital stock) and $4 million in cash.

Pursuant to the asset purchase agreement, as amended to date, and the related convertible promissory note we issued to InterMune, as also amended to date, we will issue InterMune additional convertible debt worth $7.5 million, which debt will automatically convert into shares of our capital stock, upon the earlier to occur of (a) our receipt of authorization from the FDA (whether verbal or written) to conduct, or our first dosing of a subject in, a clinical study of oritavancin in the United States, which clinical study is designed to assess the efficacy of oritavancin (excluding for this purpose any clinical study for cSSSI with a single daily intravenous dose of 200 mg/day of oritavancin (or 300 mg/day for patients weighing greater than 110 kg)); or (b) the consummation of our initial public offering. In addition, we are obligated to make a further $5 million cash payment to InterMune if and when we receive from the FDA all approvals necessary for the commercial launch of oritavancin. We have no other milestone or royalty obligations to InterMune in connection with our December 2005 acquisition of the worldwide rights to oritavancin.

ElizaNor License Agreement

On November 8, 2005, we entered into a license agreement with ElizaNor Biopharmaceuticals, Inc. under which, in exchange for future fees and royalty payments, we received a worldwide non-exclusive license to develop and commercialize licensed products based on patents and technology related to therapeutic derivatives of diphosphonates. On June 30, 2006, we entered into an amendment of this agreement to update certain payment terms. We paid ElizaNor a technology access fee of $110,000 in December 2005 and will pay a license fee of approximately $1.1 million consisting of time based payments and contingent payments. We made license fee payments of $55,000 in 2006 and made a license fee payment (including interest) of $245,000 in January 2007. The following milestone payments are also due under the ElizaNor License Agreement (as amended): (i) $100,000 when we file our first investigational new drug application with the FDA for a licensed product, (ii) $250,000 at the time of a successful Phase 2 meeting with the FDA relating to the first licensed product, and (iii) $500,000 payment when we receive FDA approval for the first licensed product.

Our rights to the licensed products under this license agreement with ElizaNor could revert to ElizaNor if we commit a material breach of the agreement. Further, this license agreement will automatically terminate, on a country-by-country basis, upon the expiry of the last to expire patents in the relevant country.

McGill License Agreement

On December 3, 1997, our Québec subsidiary (then the only existing Targanta entity) entered into a license agreement with McGill University pursuant to which it agreed to pay McGill a royalty of 2% of its net revenues during the years 1998 through 2012 arising from products created in reliance on bacterial viruses or phages.

Legal Proceedings

We are not currently a party to any legal proceedings.

Facilities

Our facilities currently consist of approximately 33,600 square feet of laboratory and office facilities located in the United States and Canada. Our corporate headquarters is located in Cambridge, Massachusetts where the administrative responsibilities are staffed for marketing, human resources, finance, and information technology. Our development headquarters, which includes clinical, regulatory, and manufacturing responsibilities, are located in Indianapolis, Indiana. Our research headquarters, which includes microbiology, medicinal chemistry, and animal testing, are located in Montreal, Québec.

We lease approximately 6,100 square feet of office facilities in Cambridge, Massachusetts through October 2009, and 16,000 square feet of laboratory and office facilities in three separate locations in Montreal, Québec. Specifically, in Montreal, Québec, we have a lease for 10,220 square feet through April 2012, 5,102 square feet through September 2007, and 699 square feet through January 2008. We lease approximately 11,500 square feet of office facilities in Indianapolis, Indiana through August 2010.

We believe that these facilities are adequate to meet our current needs. We believe that if additional space is needed in the future, such space will be available on commercially reasonable terms as needed.

Employees

As of July 15, 2007, we employed 78 employees, 23 of whom hold Ph.D., M.D. or Pharm.D. degrees. Fifty-eight of our employees were engaged in research and development activities and twenty are engaged in support administration, including marketing, finance, information systems, facilities and human resources. We consider our relationship with our employees to be good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages and positions as of July 15, 2007:

Name	Age	Position(s)
Mark Leuchtenberger	51	President, Chief Executive Officer and Director
George Eldridge	44	Senior Vice President, Finance and Administration, Treasurer and Assistant Secretary
Pierre Etienne, M.D.	59	Chief Development Officer
Tom Parr, Ph.D.	54	Chief Scientific Officer
Garen Bohlin(2)	60	Director
Jeffrey Courtney(1)(2)	49	Director
William W. Crouse(1)	64	Director
Eric M. Gordon, Ph.D.	61	Director
Dilip Mehta, M.D., Ph.D.	74	Director
Robin Steele, Esq.(2)	51	Director
Jay Venkatesan, M.D.(1)	35	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Executive Officers

Mark W. Leuchtenberger has been our President, Chief Executive Officer and member of our board of directors since September 2006. From March 2002 to August 2006, Mr. Leuchtenberger was President, Chief Executive Officer and a member of the board of directors at Therion Biologics Corporation, a private biopharmaceutical company. In the fourth quarter of 2006, Therion filed a petition under the federal bankruptcy laws, which was rejected. From October 1990 to January 2002, Mr. Leuchtenberger worked for Biogen, Inc. (now Biogen Idec Inc.), a publicly traded biopharmaceutical company, in various capacities, most recently as Vice President, International. From September 1987 to October 1990, Mr. Leuchtenberger worked for Bain and Company, most recently as a Senior Consultant. Mr. Leuchtenberger is on the Board of Directors of Epix Pharmaceuticals, Inc., where he is the chair of the Compensation Committee. Mr. Leuchtenberger received a M.B.A. from the Yale School of Management and a B.A. in English from Wake Forest University.

George A. Eldridge has been a Senior Vice President, Finance and Administration and Treasurer since September 2006 and Assistant Secretary since December 2006. From September 2002 to September 2006, Mr. Eldridge was Senior Vice President and Chief Financial Officer at Therion Biologics Corporation, a private biopharmaceutical company. In the fourth quarter of 2006, Therion filed a petition under the federal bankruptcy laws, which was rejected. From August 2000 to May 2002, Mr. Eldridge was the Vice President of Finance and Chief Financial Officer of Curis, Inc., a publicly traded biopharmaceutical company and a successor company to Ontogeny, Inc. From April 1996 to August 2000, Mr. Eldridge was Vice President of Finance at Ontogeny, Inc., which merged with Creative BioMolecules, Inc. and Reprogenesis, Inc. to form Curis. From April 1993 to April 1996, Mr. Eldridge was Vice President, Corporate Development and Finance for Boston Life Sciences, Inc. From August 1990 to March 1993, Mr. Eldridge was an investment banker at Kidder Peabody & Co., Inc. Mr. Eldridge received a M.B.A. from the University of Chicago and a B.A. in Government and Economics from Dartmouth College.

Pierre E. Etienne, M.D. has served as our Chief Development Officer since September 2006. Dr. Etienne joined Targanta Therapeutics Inc., our Montreal, Canada based subsidiary (formerly PhageTech Inc.) as Chief Executive Officer in June 2003, serving in that role until September 2006. In addition, Dr. Etienne served as our

Chief Executive Officer from its formation in December 2005 until September 2006. From 1996 to 2003, Dr. Etienne was a Vice President, World Wide Clinical Study Management at Pfizer Inc., a publicly traded biopharmaceutical company, where he was accountable for the clinical execution of all Phase 2 and Phase 3 trials. From 1989 to 1992, Dr. Etienne led the experimental medicine group at Pfizer US Laboratories in Groton, CT. From 1992 to 1996, Dr. Etienne led Pfizer’s United States early clinical research group. Dr. Etienne received an M.D. degree from Université de Liège, Belgium and trained in neurochemistry and psychiatry at McGill University in Montreal, Canada.

Thomas R. Parr Jr., Ph.D. has served as our Chief Scientific Officer since January 2005. From May 2003 to December 2004, Dr. Parr was Vice President of Research at Adaptive Therapeutics, a private biopharmaceutical company. From May 2002 to May 2003, Dr. Parr served in various capacities at Embiosis Pharmaceuticals, formerly MicroGenomics, Inc., a private biopharmaceutical company, most recently as its President and acting Chief Executive Officer. From August 2001 to March 2002, Dr. Parr was Senior Director of Microbiology at Xenogen Corporation, a private biopharmaceutical company. From May 2000 to August 2001, Dr. Parr was Senior Director of Microbiology at Intrabiotics Pharmaceuticals, Inc., a private biopharmaceutical company. From 1997 to 2000, Dr. Parr was a Senior Microbiologist at Lilly. During his career, Dr. Parr has been involved in the development of several marketed and late-stage clinical candidates for both antibacterial and antifungal applications. Dr. Parr received a Ph.D. degree in Microbiology and Infectious Diseases from The University of Calgary, a M.A. in Philosophy from the University of Calgary and a B.A. in Biology and Philosophy from the University of Minnesota.

Directors

Garen Bohlin has served as a member of our board of directors since May 2007. Mr. Bohlin is currently the Chief Operating Officer of Sirtris Pharmaceuticals, Inc., having served in that capacity since 2006. Prior to joining Sirtris, Mr. Bohlin served as President and Chief Executive Officer of Syntonix Pharmaceuticals, Inc. from 1999 to 2005. Prior to Syntonix, which was acquired by Biogen Idec in 2006, Mr. Bohlin spent 14 years in executive management at Genetics Institute, Inc. In his last role at Genetics Institute, Mr. Bohlin served as Executive Vice President with responsibility for most of the non-scientific areas of the company that comprised approximately half of the company’s then 1,600 employees. Mr. Bohlin played a leading role in structuring and implementing a strategic alliance with American Home Products (now Wyeth) that resulted in the eventual acquisition of Genetics Institute at an implied valuation of approximately $3 billion. Prior to Mr. Bohlin’s tenure at Genetics Institute, he was a partner at Arthur Andersen & Co., where he spent 13 years. Mr. Bohlin currently serves as a director and the chair of the audit committee of Acusphere, Inc.

Jeffrey Courtney has served as a member of our board of directors since December 2005. Mr. Courtney is a General Partner with VenGrowth Private Equity Partners Inc., where he has been since 2002. Mr. Courtney has more than 20 years of experience in the life sciences industry with in-depth expertise across multiple therapeutic areas in quality assurance, regulatory affairs, business development, marketing, and sales. Mr. Courtney has worked with both emerging and established life sciences firms, particularly within the sub-verticals of medical devices and pharmaceuticals. Mr. Courtney has served as a director on the board of many Canadian and United States life science companies, including Aegera Therapeutics, Avalon Pharmaceuticals and Exemias Therapeutics. Mr. Courtney received a B.Sc. in Microbiology from the University of Guelph.

William W. Crouse has served as a member of our board of directors since December 2005. Mr. Crouse is a General Partner of HealthCare Ventures, a firm that he joined in 1994. Prior to joining HealthCare Ventures, Mr. Crouse was Worldwide President of Ortho Diagnostic Systems and a Vice President of Johnson & Johnson International. Before joining Johnson & Johnson, Mr. Crouse was Division Director, DuPont Pharmaceuticals. Mr. Crouse serves as a director on the board of directors of each of The Medicines Company and ULURU, Inc. Mr. Crouse received a M.B.A. from Pace University and a B.S. in Business Administration from Lehigh University.

Eric M. Gordon Ph.D. has served as a member of our board of directors since January 2007. Dr. Gordon is a partner at Skyline Ventures, where he has been since 2002. From 1998 to late 2002, Dr. Gordon worked at Sunesis Pharmaceuticals, a publicly traded biopharmaceutical company, in various capacities, most recently as Senior Vice President of Research. From 1996 to 1998, Dr. Gordon was scientific co-founder, President and Chief Scientific Officer of Versicor (predecessor of Vicuron Pharmaceuticals, which was acquired by Pfizer in 2005). In 1992, he became Vice President of Research and Director of Chemistry at Affymax in Palo Alto and held that role until the company was sold to GlaxoSmithKline plc in 1995. Previously, Dr. Gordon was Head of Medicinal Chemistry at Bristol-Myers Squibb Company in Princeton, where he worked for 18 years. Dr. Gordon is on the Scientific Advisory Boards of Directors of the Cystic Fibrosis Foundation and the Organization for One World Health, as well as Sirtris Pharmaceuticals, Inc., Sunesis Pharmaceuticals Inc. and Cytokinetics Inc. In 1997, Dr. Gordon was elected a Fellow of the American Association for the Advancement of Science. Dr. Gordon received a Ph.D. and a M.S. in Medicinal Chemistry from the University of Wisconsin in Madison and conducted post-doctoral work at Yale University.

Dilip Mehta, M.D., Ph.D. has served as a member of our board of directors since December 2005. Dr. Mehta is a venture partner at Radius Ventures and has been so since June 2004. Dr. Mehta is the former Senior Vice President of United States Clinical Research at Pfizer Inc., a publicly traded biopharmaceutical company. In this role, Dr. Mehta was responsible for clinical research (Phase 1, 2 and 3), including the design and implementation of clinical protocols, statistical analysis and data processing, and submissions of new drug applications. Dr. Mehta currently serves on the Psychopharmacology Advisory Committee of the United States Food and Drug Administration, is a member of the Board of Directors of Spectrum Pharmaceuticals, Inc., Avaan Therapeutics, Inc., and Bharat Serums & Vaccines Limited (located in India). Dr. Mehta received an M.D., M.B.B.S., and a Ph.D. from the University of Bombay.

Robin Steele has served as a member of our board of directors since December 2005. Ms. Steele is currently Senior Vice President, General Counsel and Corporate Secretary at InterMune, Inc., a publicly traded biopharmaceutical company, where she has been since May 2004. From 1998 to 2003, Ms. Steele worked with Elan Pharmaceuticals, Inc., a global pharmaceutical company headquartered in Dublin, Ireland, most recently as Vice President, Commercial and Legal Affairs. Prior to joining Elan, Ms. Steele was in private practice and served as outside counsel to a variety of life science and technology based companies in the Bay Area. Ms. Steele received a J.D. from Hastings College of the Law, University of California, San Francisco, a L.L.M. in Taxation from New York University School of Law and a B.A. in Biology from University of Colorado, Boulder.

Jay Venkatesan, M.D. has served as a member of our board of directors since January 2007. Dr. Venkatesan is a Director at Brookside Capital Partners, where he has been since July 2002. From July 1995 through August 1996, Dr. Venkatesan worked at Patricof & Co. Ventures with a focus on life sciences investments. Dr. Venkatesan also worked at McKinsey & Company from August 1993 through June 1995, where he consulted companies in the pharmaceutical, media and information technology industries. Dr. Venkatesan received an M.D. from the University of Pennsylvania School of Medicine, a M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. from Williams College.

Other Management Members

The following table sets forth certain information about other members of our management team, including their ages and positions as of July 15, 2007:

Name	Age	Position(s)
Christian Bélisle	49	Vice President, Finance & Administration and Secretary
Gayle C. Fischer	56	Vice President, Marketing
Paul D. Gesellchen, Ph.D.	58	Vice President, Regulatory Affairs
Stanley W. Merrill	48	Vice President, Human Resources
Roger Miller	57	Vice President, Operations and Manufacturing and Indianapolis Site Head
Margaret Wasilewski, M.D.	50	Vice President, Clinical Development and Medical Science Team Leader

Other Management Members

Christian Bélisle has served as our Vice President, Finance since 2002 and Secretary since December 2005. From 1995 to 2002, Mr. Bélisle worked for the Solidarity Fund QFL, a venture capital firm, where he was responsible for making business investments in biotechnology companies and served on the board of directors for several of those firms. Mr. Bélisle is a chartered accountant and member of the Order of Chartered Accountants of Québec. Mr. Bélisle received a B. Admin. Degree from the University of Sherbrooke.

Gayle Crick Fischer, R.Ph. has served as our Vice President, Marketing since March 2006. From 1978 through 2006, Ms. Fischer worked at Lilly and held various positions in both its United States and international operations, including management roles in sales, marketing, new product planning and business development. Most recently, Ms. Fischer was a Director, Marketing Advisor for Lilly. Ms. Fischer received a M.M. (M.B.A.) from the University of Michigan (Rackham School of Graduate Studies) and a B.S in Pharmacy from the University of Michigan.

Paul D. Gesellchen, Ph.D. has served as our Vice President, Regulatory Affairs since September 2006. From October 1977 to September 2006, Dr. Gesellchen held various positions at Lilly, including 13 years as Research Scientist, directing a laboratory developing peptides as new drug candidates, and 16 years in United States Regulatory Affairs, most recently as Senior Scientific Director. Dr. Gesellchen received a Ph.D. in Pharmaceutical Chemistry from the University of Wisconsin, Madison, a B.A. in Chemistry from the University of Nebraska, Lincoln, and is regulatory affairs certified.

Stanley W. Merrill has served as our Vice President, Human Resources since March 2007. From July 2004 to March 2007, Mr. Merrill held various positions at Acambis, Inc., a publicly traded biopharmaceutical company, most recently as Director of Human Resources and Acting Vice President, Human Resources. From February 2002 to July 2004, Mr. Merrill was President and Chief Executive Officer at Merrill Placements, Inc., a private staffing company working almost exclusively in the biopharmaceutical industry. Mr. Merrill received a M.B.A. from the Babson College and a B.A. in Geology from the University of Vermont.

Roger D. Miller has served as our Vice President, Operations and Manufacturing since January 2006 and, since June 2007, has also served as Site Head for our Indianapolis, Indiana facility. From December 2004 to January 2006, Mr. Miller served as Founder of AcquiRight, Due Diligence Partners, a consulting business that provided service to pharmaceutical business development professionals. Prior to December 2004, Mr. Miller held a variety of positions at Lilly since joining in November 1968. Mr. Miller served his early career in Lilly’s Research and Development departments and moved into Lilly’s Manufacturing department in 1982. Mr. Miller held director level positions leading groups in the various functional areas including: Technical Services, Manufacturing, Quality Control, Third Party Supply Services and Corporate Due Diligence, and most recently, Quality Assurance. From April 1997 to the present, Mr. Miller has served on the board of directors of Baptist

Homes of Indiana, a not-for-profit continuing care retirement community based in Indiana. Mr. Miller received a M.S. in Physical Chemistry from Indiana University Purdue University at Indianapolis (IUPUI), a M.S. (M.B.A.) in Management from Purdue University and a B.A. in Chemistry from IUPUI.

Margaret Wasilewski, M.D. has served as our Vice President, Clinical Development and Medical Science Team Leader since January 2006. From 2003 to January 2006, Dr. Wasilewski was the President of ID Remedies LLC, a pharmaceutical drug development consulting company. From 1996 to 2003, Dr. Wasilewski held various positions at Lilly, most recently as Senior Clinical Research Physician, Infectious Disease and Oritavancin Product Team Lead Physician. Dr. Wasilewski received an M.D. from Tufts University and is board certified in Infectious Diseases and Internal Medicine. Dr. Wasilewski also received a M.S. in Nutrition from the University of California, Berkeley and a B.A. in Chemistry from Douglass College.

Board of Directors

We currently have eight directors, each of whom was elected as a director under board composition provisions of a stockholders agreement, which will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of              Class I directors (currently             ,              and             ),              Class II directors (currently             ,              and             ) and              Class III directors (currently              and             ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Pursuant to the terms of his employment agreement, Mark Leuchtenberger, our President and Chief Executive Officer, will, subject to election by our stockholders, continue to serve as a member of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and The Nasdaq Global Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit committee.

Garen Bohlin, Jeff Courtney and Robin Steele currently serve on the audit committee. Mr. Bohlin serves as the Chair of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving all auditing and permissible non-audit services (except de minimus non-audit services), and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

Upon the closing of this offering, all of the members of the audit committee will be “independent” under the applicable rules of The Nasdaq Global Market and the SEC.

Compensation committee.

Jeffrey Courtney, William Crouse and Jay Venkatesan currently serve on the compensation committee. Mr. Crouse serves as the Chair of the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	determining the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Upon the closing of this offering, all of the members of the compensation committee will be “independent” under the applicable rules of The Nasdaq Global Market.

Nominating and corporate governance committee.

            ,              and              currently serve on the nominating and corporate governance committee.              serves as the Chair of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines;

•	serving as the Qualified Legal Compliance Committee in accordance with Section 307 of the Sarbanes-Oxley Act of 2002; and

•	overseeing the evaluation of the board and management.

Upon the closing of this offering, all of the members of the nominating and corporate governance committees will be “independent” under the applicable rules of The Nasdaq Global Market.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of the Company.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation Program

The compensation committee of our board of directors has responsibility for establishing and monitoring our executive compensation program. The primary objectives of the compensation committee with respect to executive compensation are to attract, retain and motivate executive officers who will make important contributions to the achievement of our business goals and success. The compensation committee believes that the most effective executive compensation program rewards the achievement of annual, long-term and strategic goals of our company. Our executive compensation program has been designed to link short and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has maintained, and expects to further implement, compensation plans that tie a substantial portion of executive officers’ overall compensation to our research, development, and operational performance.

As a privately held company, we have not historically retained compensation consultants to review our policies and procedures relating to executive compensation. The compensation committee, with the input of management, develops our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biopharmaceutical industry. The compensation committee also considers competitive market practices based on the experience of the members of the compensation committee and through contacts at executive search firms. We believe that the practices of national and regional companies in the biopharmaceutical industry provide us with appropriate compensation benchmarks, because these companies operate in the same industry as us, have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from a number of biopharmaceutical companies, as well as a subset of the data from those companies that have a similar number of employees at a similar stage of development as our company.

Based on these overall objectives and philosophy, the compensation committee has designed an executive compensation program that generally seeks to bring base salaries and total executive compensation in line with the companies with a similar number of employees represented in the compensation data we review. The program allows the compensation committee to determine each component of an executive’s compensation based on a number of factors, including (a) the executive’s overall experience and skills (with an emphasis on particular industry experience), (b) the executive’s position and responsibilities in comparison to other executives at the company and (c) the demand within our market for the executive’s skills relative to other executives in our industry.

The compensation committee has also implemented an annual performance management program, under which annual corporate goals are proposed by management and approved by the board of directors at the end of each calendar year for the following year. These corporate goals include the achievement of qualitative and quantitative operational and financial targets and pre-defined research and development milestones. Each goal is weighted as to importance by the board of directors. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on individual professional development, including an assessment of management, communication and leadership skills. Annual salary increases, annual bonuses, and annual stock option awards granted to our executive officers are tied to the achievement of the corporate goals. The board of directors, generally based on a recommendation of the compensation committee, approves all salary increases, as well as bonuses and stock option awards, if any, for executive officers. Annual base salary increases, annual stock option awards, and annual bonuses, to the extent granted, are generally implemented during the first calendar quarter of the year.

Components of our Executive Compensation Program

The principal components of our executive compensation program are base salary, annual bonus, and long-term incentives. Our compensation committee believes that each component of executive compensation must be evaluated and determined with reference to competitive market data, individual, department, and corporate performance, our recruiting and retention goals, internal equity and consistency, and other information we deem relevant. We believe that in the biopharmaceutical industry stock option awards are a primary motivator in attracting and retaining executives, in addition to salary and cash incentive bonuses.

The components of our compensation package are as follows:

Base Salary

We provide base salaries for our executives to compensate them for their services rendered during the fiscal year. Base salary ranges for named executive officers are established based on their position and scope of responsibilities, their prior experience and training, and competitive market compensation data we review for similar positions in our industry.

Base salaries are reviewed annually as part of our performance management program and increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on basic skills, including management, communication and leadership ability. Our corporate goals target the achievement of certain research, development, and operational milestones. Additionally, we may adjust base salaries throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

Annual Bonus

A significant element of the cash compensation of our executive officers is an annual performance-based cash bonus. An executive’s target bonus is generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. Bonuses are based on the achievement of significant company goals, including research, development, financial and operational milestones, as well as the achievement of individual goals. Currently, all executives, other than our Chief Executive Officer are eligible for annual performance-based cash bonuses with a target of 25% of their base salaries. In its discretion, the compensation committee may, however, award bonus payments to our executives above or below the target amounts. Our Chief Executive Officer is eligible for an annual performance-based cash bonus with a target of 50% of his base salary. Additionally, the board of directors or the compensation committee, may increase or decrease an executive’s bonus payment (above or below the target) based on its assessment of an executive’s individual performance during a given year.

Long-term incentives

Our equity-based long term incentive program is designed to align executives’ long term incentives with stockholder value creation. We believe that long-term participation by our executive officers in equity-based awards is a critical factor in the achievement of long-term company goals and business objectives. Our 2005 Stock Option Plan allows the grant to executive officers of stock options, and we typically make an initial equity award of stock options to new employees and annual equity grants as part of our overall compensation program. Annual grants of options to our executive officers other than our Chief Executive Officer are recommended by the Chief Executive Officer and finalized by the compensation committee and/or the board of directors. Annual grants of options to our Chief Executive Officer are made by the compensation committee and/or the board of directors.

Initial stock option awards. We typically make an initial award of stock options to new executives in connection with the commencement of their employment. These grants generally have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of 25% on the first anniversary of the date of hire and monthly thereafter for the next three years. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities with us, internal equity and an analysis of the practices of national and regional companies in the biopharmaceutical industry similar in size to us.

Annual stock option awards. Our practice is to make annual stock option awards as part of our overall performance management program. We intend that the annual aggregate value of these awards will be set near competitive median levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all eligible employees, including health insurance, life and disability insurance, dental insurance and paid vacation.

Termination Based Compensation

Severance. Upon termination of employment, our executive officers are entitled to receive severance payments under their employment agreements. In determining whether to approve and setting the terms of such severance arrangements, the compensation committee recognizes that executives, especially highly ranked executives, often face challenges securing new employment following termination. Severance for termination without cause for executive officers, other than our Chief Executive Officer, ranges from six to twelve months of base salary. Our Chief Executive Officer’s employment agreement provides severance of 12 months of base salary if his employment is terminated without cause; provided that the payment period shall be extended from 12 months to 18 months if Mr. Leuchtenberger’s termination occurs at a time when he has been employed by us for at least two years. We believe that our Chief Executive Officer’s severance package is in line with severance packages offered to chief executive officers of the companies of similar size to us represented in the compensation data we reviewed.

Acceleration of vesting of equity-based awards. In the event of a change of control, as defined in the employment agreements of our executive officers, certain provisions allow for acceleration of equity awards in case the executive officer’s employment is terminated for certain reasons after a change in control. See “—Employment Agreements” and “—Potential Payments upon Termination or Change of Control” below for a detailed discussion of these provisions.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. Our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) our current Chief Executive Officer (Mark Leuchtenberger), and our previous Chief Executive Officer (Pierre Etienne), (2) our current principal financial officer (George Eldridge), and our previous principal financial officer (Christian Bélisle) and (3) our other most highly compensated executive officer. Amounts included under Options Awards below represent the fair value of the award calculated under SFAS 123(R).

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)		Total ($)
Mark Leuchtenberger(3), Director, President and Chief Executive Officer	2006	$100,685	(5)	—	$1,000	$541	(7)	$102,226

Pierre Etienne(3), Chief Development Officer	2006	$278,356		$95,000	$37,727	$1,732	(7)	$412,815

George Eldridge(4), Senior Vice President, Finance & Administration, Treasurer and Assistant Secretary	2006	$59,068	(6)	—	$297	$142	(7)	$59,507

Christian Bélisle(4), Vice President, Finance and Secretary	2006	$149,573		$23,900	$4,723	$1,144	(8)	$179,340

Thomas Parr, Chief Scientific Officer	2006	$220,000		$55,000	$9,728	$18,275	(9)	$303,003

(1)	This column shows the amounts recognized in 2006 for financial statement reporting purposes under SFAS 123(R), without regard to any estimate of forfeitures related to service-based vesting conditions. The exercise price of each of these grants was well in excess of the fair value of our common stock on the date of grant, and as a result, the SFAS 123(R) value on a per share basis was determined to be $1.50. See Note 14 to our Consolidated Financial Statements, “Stock Option Plans,” included below in this prospectus, for a discussion of the assumptions used in calculating the SFAS 123(R) expense. During 2006, options to purchase 617 shares of our common stock were either forfeited or expired, none of which included options to purchase shares of our common stock that were held by executive officers and directors.
(2)	No named executive officer other than Dr. Parr received perquisites or personal benefits during 2006 valued at or in excess of $10,000.
(3)	Dr. Etienne served as the company’s Chief Executive Officer and President until September 18, 2006, the date on which Mr. Leuchtenberger joined the company as its President and Chief Executive Officer. Mr. Leuchtenberger is also the President of each of the company’s two Canadian subsidiaries. Since September 18, 2006, Dr. Etienne has held the position of Chief Development Officer of the company.
(4)

Christian Bélisle is the company’s Vice President, Finance and Secretary and served as the company’s Chief Accounting Officer until September 25, 2006, the date on which Mr. Eldridge joined the company as its Senior Vice President, Finance & Administration, Treasurer and Chief Accounting Officer. Mr. Eldridge also serves as the Assistant Secretary of the company. Since September 25, 2006, Mr. Bélisle has held the title of Vice President, Finance and Secretary of the company. Mr. Bélisle also serves as the Treasurer and Secretary of the company’s two Canadian subsidiaries.
(5)	Mr. Leuchtenberger’s rate of base salary for 2006 was $350,000.
(6)	Mr. Eldridge’s rate of base salary for 2006 was $220,000.
(7)	Comprised of amounts paid by the company in respect of life insurance premiums.
(8)	Includes $214 paid by the company as a contribution to a retirement plan and $931 paid by the company in respect of life insurance premiums.
(9)	Includes $611 paid by the company in respect of life insurance premiums, a $7,500 car allowance and a $10,164 housing allowance.

Grants of Plan-Based Awards

The following table shows information regarding grants of equity awards during the fiscal year ended December 31, 2006 held by the executive officers named in the Summary compensation table.

Name	Grant Date	Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards(3)
Mark Leuchtenberger	10/17/06	10,666	$70.50	$16,000
Pierre Etienne	3/29/06	2,666	$36.00	$4,000
	11/06/06	1,333	$70.50	$2,000
George Eldridge	10/17/06	3,166	$70.50	$4,750
Christian Bélisle	3/29/06	333	$36.00	$500
Thomas Parr	3/29/06	1,666	$36.00	$2,500

(1)	All share numbers reflect the 1:150 reverse stock split effected on January 31, 2007.
(2)	All exercise prices reflect the 1:150 reverse stock split effected on January 31, 2007.
(3)	This column reflects the SFAS 123(R) grant date fair value of each award made to a named executive officer.

In connection with replacement option grants made in May 2007, all of the foregoing options were tendered for cancellation. See “—Outstanding Equity Awards following May 8, 2007 Option Grant and Cancellation of Existing Options” and “—May 2007 Equity Grants” below.

Grants of Plan-Based Awards Outstanding following May 8, 2007 Option Grant and Cancellation of Existing Options

The following table shows information regarding grants of equity awards made on May 8, 2007, of which certain grants replace all options previously granted to the executive officers named in the summary compensation table. As further discussed under the headers “—Outstanding Equity Awards following May 8, 2007 Option Grant and Cancellation of Existing Options” and “—May 2007 Equity Grants” below, in order to receive these option grants, the recipients were required to agree to the cancellation of all outstanding stock options previously granted to them by either the Company or either of its subsidiaries.

Name	Grant Date	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Mark Leuchtenberger	5/8/07	538,000	$5.00	$1,571,337
Pierre Etienne	5/8/07	300,000	$5.00	$868,380
George Eldridge	5/8/07	115,000	$5.00	$336,685
Christian Bélisle	5/8/07	20,000	$5.00	$57,472
Thomas Parr	5/8/07	150,000	$5.00	$434,955

(1)	This column reflects the SFAS 123(R) grant date fair value of each award made to a named executive officer.

The terms of each executive officer’s compensation are derived from our employment agreements entered into between us and them and annual performance reviews conducted by the compensation committee, in the case of Mr. Leuchtenberger, and by the compensation committee after obtaining Mr. Leuchtenberger’s recommendations in the case of the other executive officers. Annual base salary increases, annual stock option awards and cash bonuses, if any, for Mr. Leuchtenberger are determined by the compensation committee. Mr. Leuchtenberger recommends annual base salary increases, annual stock option awards and cash bonuses, if any, for the other executive officers, which are reviewed and approved by the compensation committee.

Employment Agreements

Mark Leuchtenberger. Pursuant to an agreement dated September 12, 2006 between us and Mr. Leuchtenberger, we agreed to employ Mr. Leuchtenberger as our President and Chief Executive Officer. We also agreed that so long as Mr. Leuchtenberger continues to serve as our President and Chief Executive Officer, subject to election by the stockholders, he will serve as a member of the board of directors. Under this agreement, Mr. Leuchtenberger’s initial annual base salary is $350,000 per year, subject to annual review and adjustment from time to time at the discretion of the board of directors. Mr. Leuchtenberger is eligible to receive an annual performance bonus of up to 50% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Mr. Leuchtenberger. In connection with Mr. Leuchtenberger’s commencement of employment, the company made an initial grant of options to purchase 10,666 shares of common stock at an exercise price of $70.50 per share pursuant to the terms and conditions of the company’s 2005 Stock Option Plan, which option vests quarterly over four years subject to acceleration in certain circumstances described below. As a result of the consummation of our Series C financing in January and February 2007, Mr. Leuchtenberger’s percentage ownership of the company was significantly diluted, and on May 8, 2007, we made an additional grant of options to Mr. Leuchtenberger to purchase 538,000 shares of common stock, which option vests quarterly over four years subject to acceleration in certain circumstances described below, at an exercise price of $5.00 per share. By accepting this new option grant, Mr. Leuchtenberger agreed to tender for cancellation all options previously granted to him by the company. As a condition of employment, Mr. Leuchtenberger has entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he has agreed not to compete with the company or to solicit customers or employees of the company for a period of 12 months after the termination of his employment.

If Mr. Leuchtenberger’s employment is terminated without cause by the company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months; provided that the payment period shall be extended from 12 months to 18 months if Mr. Leuchtenberger’s termination occurs at a time when he has been employed by the company for at least two years; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Mr. Leuchtenberger or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 12 or 18 month severance period. In addition, in the event that Mr. Leuchtenberger’s employment is terminated for any reason at any time within the two years following a change of control, he would become vested in 100% of his then unvested options. We may also adjust the timing and/or amount of any payment or benefit due to Mr. Leuchtenberger to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

George Eldridge. Pursuant to an agreement dated September 25, 2006 between us and Mr. Eldridge, we agreed to employ Mr. Eldridge as our Senior Vice President, Finance & Administration and Treasurer. Under this agreement, Mr. Eldridge’s annual base salary is $250,000 per year, subject to annual review and adjustment from time to time at the discretion of the board of directors, and shall automatically be increased to $275,000 upon consummation of this offering. Mr. Eldridge is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Mr. Eldridge. In connection with Mr. Eldridge’s commencement of employment, the company made an initial grant of options to purchase 3,166 shares of common stock at an exercise price of $70.50 per share pursuant to the terms and conditions of the company’s 2005 Stock Option Plan, which option vests quarterly over four years subject to acceleration in certain circumstances described below. As a result of the consummation of our Series C financing in January and February 2007, Mr. Eldridge’s percentage ownership of the company was significantly diluted, and on May 8, 2007, we made an additional grant of options to Mr. Eldridge to purchase 115,000 shares of common stock, which option vests quarterly over four years subject to acceleration in certain circumstances described below, at an exercise price of $ 5.00 per share. By accepting this new option grant, Mr. Eldridge agreed to tender for cancellation all options previously granted to him by the company.

As a condition of employment, Mr. Eldridge has entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he has agreed not to compete with the company or to solicit customers or employees of the company for a period of 12 months after the termination of his employment. If Mr. Eldridge’s employment is terminated without cause by the company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months; provided that the payment period shall be extended from 6 months to 12 months if such termination occurs within 24 months following a change of control; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Mr. Eldridge or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 6 or 12 month severance period. In addition, in the event that Mr. Eldridge’s employment is terminated for any reason within the two years following a change of control or his employment were terminated by the company without cause within 30 days prior to a change of control, he would become vested in 100% of his then unvested options. We may also adjust the timing and/or amount of any payment or benefit due to Mr. Eldridge to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Pierre Etienne, M.D. Pursuant to an agreement dated May 6, 2007 between us and Dr. Etienne, Dr. Etienne serves as our Chief Development Officer. Under this agreement, Dr. Etienne’s annual base salary is $300,000 per year, subject to annual review and adjustment from time to time at the discretion of the board of directors. Dr. Etienne is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Dr. Etienne. Dr. Etienne was previously granted options to purchase (i) 2,666 shares of our common stock at $36.00 per share, (ii) 1,333 shares of our common stock at $70.50 per share and (iii) 6,131 shares of our Québec subsidiary’s capital stock at $41.24 per share. As a result of the consummation of our Series C financing in January and February 2007, Dr. Etienne’s percentage ownership of the company was significantly diluted, and on May 8, 2007, the company made a grant of options to Dr. Etienne to purchase 300,000 shares of common stock at an exercise price of $5.00 per share pursuant to the terms and conditions of the company’s 2005 Stock Option Plan. 100,000 of these options were vested upon grant and the remaining options will vest quarterly over four years, commencing on the date of grant, subject to acceleration in certain circumstances as further described below and as follows: (a) 42,000 shares to vest if the company has filed an NDA with the FDA covering oritavancin prior to September 30, 2007, (b) 14,000 shares to vest upon the initiation by the company of a Phase 2 clinical study of oritavancin using a single dose of oritavancin to treat cSSSI (to be measured by the first patient visit and dosing) that commences prior to June 30, 2007; and (c) 14,000 to vest upon the initiation by the company of a Phase 2 clinical trial of oritavancin as indicated for pneumonia (measured by the first patient visit and dosing) that commences prior to September 30, 2007. By accepting this new option grant, Dr. Etienne agreed to tender for cancellation all options previously granted to him by the company or the company’s Québec subsidiary.

Dr. Etienne has entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he has agreed not to compete with the company or to solicit customers or employees of the company for a period of 12 months after the termination of his employment. If Dr. Etienne’s employment is terminated without cause by the company or due to his death or disability, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Dr. Etienne or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 12 month severance period. In addition, in the event that Dr. Etienne’s employment is terminated for any reason within the two years following a change of control or if his employment is terminated by the company without cause within 30 days prior to a change of control, he would become vested in 100% of his then unvested options. We may also adjust the timing and/or amount of any payment or benefit due to Dr. Etienne to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Thomas Parr, Ph.D. Pursuant to an agreement dated May 9, 2007 between us and Dr. Parr, Dr. Parr serves as our Chief Scientific Officer. Under this agreement, Dr. Parr’s annual base salary is $250,000 per year, subject to annual review and adjustment from time to time at the discretion of the board of directors and shall automatically be increased to $275,000 upon consummation of this offering. Dr. Parr is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Dr. Parr. Dr. Parr was previously granted (a) an option to purchase 1,666 shares of the company’s common stock on March 29, 2006 at $36.00 per share and (b) an option to purchase 1,532 shares of the capital stock of our Québec subsidiary at an exercise price of $46.46. As a result of the consummation of our Series C financing in January and February 2007, Dr. Parr’s percentage ownership of the company was significantly diluted, and on May 8, 2007, the company made a grant of options to Dr. Parr to purchase 150,000 shares of common stock at an exercise price of $5.00 per share pursuant to the terms and conditions of the company’s 2005 Stock Option Plan, of which 37,500 will be vested upon grant and the remaining shares will vest quarterly over three years, subject to acceleration in certain circumstances as described below. By accepting this new option grant, Dr. Parr agreed to tender for cancellation all options previously granted to him by the company or the company’s Québec subsidiary.

Dr. Parr has entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he has agreed not to compete with the company or to solicit customers or employees of the company for a period of 12 months after the termination of his employment. If Dr. Parr’s employment is terminated without cause by the company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months; provided that the payment period shall be extended from 6 months to 12 months if such termination occurs within 24 months following a change of control; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Dr. Parr or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 6 or 12 month severance period. In addition, in the event that Dr. Parr’s employment is terminated for any reason following a change of control or his employment is terminated by the company without cause within 30 days prior to the consummation of a change of control, he would become vested in 100% of his then unvested options. We may also adjust the timing and/or amount of any payment or benefit due to Dr. Parr to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Christian Bélisle. Pursuant to a letter agreement dated July 10, 2002 between our Québec subsidiary and Mr. Bélisle, Mr. Bélisle serves as our Vice President, Finance and Secretary. Under this agreement, Mr. Bélisle’s annual base salary is $149,573 per year, subject to annual review and adjustment from time to time at the discretion of the board of directors. Mr. Bélisle is eligible to receive an annual performance bonus of up to 20% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Mr. Bélisle. In connection with Mr. Bélisle’s commencement of employment, we made an initial grant of options to purchase 833 shares of capital stock of our Québec subsidiary at an exercise price of $36.83 per share, which option vests as follows: (a) 166 shares on the six month anniversary of commencement of employment, (b) 166 shares on the earlier of (i) the 24 month anniversary of the commencement of employment and (ii) the occurrence of an IPO or sale of the company, (c) 166 shares upon the closing of a sale of the company or a financing in the amount of $12,800,000 or more and (d) 335 shares upon the closing of a sale of the company or an IPO. As a result of the consummation of our Series C financing in January 2007, Mr. Bélisle’s percentage ownership of the company was significantly diluted, and on May 8, 2007, the company made a grant of options to Mr. Bélisle to purchase 20,000 shares of common stock at an exercise price of $5.00 per share pursuant to the terms and conditions of the company’s 2005 Stock Option Plan, of which 5,000 shares will be vested upon grant and the remaining shares will vest quarterly over three years, subject to acceleration in certain circumstances. By accepting this new option grant, Mr. Bélisle agreed to tender for cancellation all options previously granted to him by the company or the company’s Québec subsidiary.

As a condition of employment, Mr. Bélisle has entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he has agreed not to compete with the company or to solicit customers or employees of the company for a period of 12 months after the termination of his employment. If Mr. Bélisle’s employment is terminated for any reason other than cause, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 3 months; provided that the payment period shall be extended from 3 months to 6 months if such termination occurs following a change of control or a change in the current Chief Executive Officer of the company; (b) that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Mr. Bélisle or his dependents for the cost of benefits during the 3 or 6 month severance period.

For a description and quantification of benefits payable to the executive officers named in our Summary Compensation Table in connection with a termination of employment or a change of control, see “— Potential Payments upon Termination or Change of Control.”

Fiscal Year 2006 Equity Awards

All of the stock option awards disclosed in the Grants of Plan-Based Awards table were issued under our 2005 Stock Plan and were granted with an exercise price per share at least equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Subject to the terms of the 2005 Stock Plan and the option agreements issued in connection with these grants, all of these options granted in 2006 vest as to 25% of the shares on the first anniversary of the grant date and monthly over the following three years. Additionally the vesting conditions for Messrs. Leuchtenberger’s and Eldridge’s, and Drs. Etienne’s and Parr’s stock option grants include an alternate vesting schedule following a change of control (see “Compensation Discussion and Analysis—Termination Based Compensation—Acceleration of vesting of equity based awards.”)

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2006, the last day of our fiscal year, to each of the executive officers named in the Summary compensation table.

Name	Option Awards		Option Exercise Price ($)(2)	Option Expiration Date
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)
Mark Leuchtenberger	667	9,999	$70.50	10/17/16	(3)
Pierre Etienne	—	2,666	$36.00	3/29/16	(4)
	—	1,333	$70.50	10/10/16	(5)
	1,532	—	$41.24	7/10/13	(6)
	3,942	657	$41.24	7/10/13	(7)
George Eldridge	198	2,968	$70.50	10/17/16	(8)
Christian Bélisle	—	333	$36.00	3/29/16	(4)
	498	335	$36.83	3/13/13	(9)
Thomas Parr	—	1,666	$36.00	3/29/16	(4)
	333	1,199	$46.46	1/19/15	(10)

(1)	All share numbers reflect the 1:150 reverse stock split effected on January 31, 2007.
(2)	All exercise prices reflect the 1:150 reverse stock split effected on January 31, 2007.
(3)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly over four years, beginning December 18, 2006.
(4)	Options granted under the company’s 2005 Stock Option Plan, which option vests as follows: 25% vest on March 29, 2007, with the remainder vesting in 36 equal monthly installments thereafter.
(5)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly over four years, beginning February 13, 2007.
(6)	Option granted under the stock option plan of the company’s Québec located subsidiary, which option vests as follows: in its entirety on December 23, 2003.
(7)	Option granted under the stock option plan of the Company’s Québec located subsidiary, which option vests as follows: quarterly over forty-two months.
(8)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly over four years, beginning December 25, 2006.
(9)	Option granted under the stock option plan of the company’s Québec located subsidiary, which option vests as follows: (a) 166 shares on the six month anniversary of commencement of employment, (b) 166 shares on the earlier of (i) the 24 month anniversary of the commencement of employment and (ii) the occurrence of an IPO or sale of the company, (c) 166 shares upon the closing of a sale of the company or a financing in the amount of CAN$15 million or more and (d) 335 shares upon the closing of a sale of the company or an IPO.
(10)	Option granted under the stock option plan of the company’s Québec located subsidiary, which option vests as follows: annually over four years, beginning January 17, 2006.

In connection with replacement option grants made in May 2007, all of the foregoing options were tendered for cancellation. See “—May 2007 Equity Grants” below.

Outstanding Equity Awards following May 8, 2007 Option Grant and Cancellation of Existing Options

The following table shows grants of stock options outstanding as of May 8, 2007, the date of the grant of both replacement and new stock options to each of the executive officers named in the summary compensation table above. As further discussed under the header “—May 2007 Equity Grants” below, in order to receive these option grants, recipients were required to agree to the cancellation of all outstanding stock options previously granted to them by either the Company or either of its subsidiaries.

Name	Option Awards		Option Exercise Price ($)	Option Expiration Date
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable
Mark Leuchtenberger	67,250	470,750	$5.00	5/8/17	(1)

Pierre Etienne	100,000	200,000	$5.00	5/8/17	(2)

George Eldridge	14,375	100,625	$5.00	5/8/17	(3)

Christian Bélisle	5,000	15,000	$5.00	5/8/17	(4)

Thomas Parr	37,500	112,500	$5.00	5/8/17	(4)

(1)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly in arrears over four years, beginning September 18, 2006.
(2)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: 100,000 of the 300,000 shares vested immediately upon grant; 130,000 of the remaining shares to vest quarterly in arrears over four years; and the remaining 70,000 shares to vest quarterly in arrears over four years, such vesting to be accelerated as follows:

•	42,000 shares to accelerate and vest upon the filing of an NDA prior to September 30, 2007;

•	14,000 shares to accelerate and vest if the first patient in a single or infrequent dose Phase 2 trial in cSSSI is enrolled prior to June 30, 2007; and

•	14,000 shares to accelerate and vest if the first patient in a Phase 2 trial in pneumonia is enrolled prior to September 30, 2007.

(3)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly in arrears over four years, beginning September 25, 2006.
(4)	Option granted under the company’s 2005 Stock Option Plan, which option vests as follows: quarterly in arrears over four years, beginning April 1, 2006.

Option Exercises and Stock Vested

We did not have any option exercises by the named executive officers during the fiscal year.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Defined Contribution Plan

We do not have any nonqualified defined contribution plans.

Potential Payments upon Termination or Change of Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary compensation table in the event of a termination of employment or a change of control. See “—Employment agreements” above for a description of the severance and change in control arrangements for Messrs. Leuchtenberger, Eldridge and Bélisle and Drs. Etienne and Parr. Messrs. Leuchtenberger and Eldridge and Drs. Etienne and Parr will only be eligible to receive severance payments if each such officer signs a general release of claims. The tables below summarize the potential payments to each named executive officer assuming that one of the following events occurs. The tables assume that the event occurred on December 31, 2006, the last day of our fiscal year, except that the information related to stock options in the tables below gives effect to the May 2007 stock option grants. We have assumed a price per share of our common stock of $            , which represents the mid-point of the range set forth on the cover of this prospectus.

Under the employment agreements for Messrs. Leuchtenberger and Eldridge and Drs. Etienne and Parr, a change of control is defined to mean any of the following events: (i) the dissolution or liquidation of the company, (ii) any merger or consolidation of the company with one (1) or more corporations where the company is the surviving corporation and the stockholders of the company (including any holder of exchangeable shares of the Canadian subsidiaries) immediately prior to such transaction do not own at least fifty percent (50%) of the company’s outstanding capital stock (assuming the exchange of all outstanding exchangeable shares of the Canadian subsidiaries) immediately after such transaction, (iii) any merger or consolidation of the company with one or more corporations where the company is not the surviving corporation, or (iv) a sale of substantially all of the assets of the company or fifty percent (50%) or more of the then outstanding shares of capital stock of the company (assuming the exchange of all exchangeable shares of the Canadian subsidiaries) to another corporation or entity.

Under the employment agreements for Messrs. Leuchtenberger and Eldridge and Drs. Etienne and Parr, cause is defined to mean (i) employee’s incompetence or failure or refusal to perform satisfactorily any duties reasonably required of employee by the board of directors and/or the company (other than by reason of disability), including employee’s continuing inattention to or neglect of his duties and responsibilities reasonably assigned to him by the company and/or our board of directors; (ii) employee’s violation of any law, rule or regulation (other than traffic violations, misdemeanors or similar offenses) or cease-and-desist order, court order, judgment, regulatory directive or agreement or employee’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (iii) the commission or omission of or engaging in any act or practice that constitutes a material breach of employee’s fiduciary duty to the company, involves personal dishonesty, fraud or misrepresentation on the part of employee or demonstrates a willful or continuing disregard for the best interests of the company; (iv) employee’s engaging in dishonorable or disruptive behavior, practices or acts that would be reasonably expected to harm or bring disrepute to the company, its subsidiaries, its business or any of its customers, employees or vendors; or (v) a breach by employee of his obligations under the non-competition, non-solicitation, non-disclosure and ownership of inventions agreement or any company code of conduct or ethics or other company policies or practices.

Under the employment agreements for Messrs. Leuchtenberger and Eldridge and Dr. Parr, good reason is defined to mean: (i) the failure of the company to employ employee in his current or a substantially similar position, without regard to title, such that his duties and responsibilities are materially diminished without his consent (provided that he notifies the company in writing of such diminution of duties within 60 days of the diminution); (ii) a reduction in employee’s base salary and/or target annual bonus without his consent (unless such reduction is in connection with a proportional reduction in compensation to all or substantially all of the company’s employees); or (iii) a permanent relocation of employee’s primary place of employment more than 50 miles from his current site of employment without employee’s consent.

Under the letter agreement for Mr. Bélisle, change of control and cause are not defined.

Mark Leuchtenberger, President and Chief Executive Officer

	Termination not for cause		Involuntary termination or resignation for good reason in connection with or following a change of control			Death		Disability
Base Salary	$350,000	(1)		$350,000	(1)	$350,000	(1)	$350,000	(1)
Bonus	$175,000	(2)		$175,000	(2)	—		$175,000	(2)
Benefits	$23,981	(3)		$23,981	(3)	$23,981	(3)	$23,981	(3)
Number of Stock Options	—			538,000	(4)	—		—
Value	—				(5)	—		—
Total	$548,981		$			$373,981		$548,981

(1)	Continuation of base salary for 12 months following termination of employment by the Company without cause, due to death or disability or on account of resignation for good reason within 24 months following a change of control. If termination occurs after Mr. Leuchtenberger has been employed for at least 24 months (September 2008), the payment period shall be extended from 12 to 18 months, resulting in aggregate payments of salary continuation of $525,000.
(2)	Represents the maximum bonus of 50% of base salary; pursuant to his employment agreement, Mr. Leuchtenberger would be eligible to receive that portion of any bonus (on a pro rated basis) that the board of directors, in its discretion, otherwise would have awarded to him as of his termination date.
(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 12 months following termination. If termination occurs after Mr. Leuchtenberger has been employed for at least 24 months (September 2008), the payment period shall be extended from 12 to 18 months, resulting in aggregate cost of $35,977.
(4)	Includes options granted to Mr. Leuchtenberger in May 2007 that replace all options previously granted to Mr. Leuchtenberger. All of Mr. Leuchtenberger’s stock options would become fully vested if his employment terminates for any reason within two years following a change of control.
(5)	Value upon termination is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover of this prospectus.

George Eldridge, Senior Vice President, Finance & Administration, Treasurer

	Termination not for cause		Involuntary termination or resignation for good reason in connection with or following a change of control			Death		Disability
Base Salary	$137,500	(1)		$275,000	(1)	$137,500	(1)	$137,500	(1)
Bonus	$68,750	(2)		$68,750	(2)	—		$68,750	(2)
Benefits	$10,104	(3)		$20,208	(3)	$10,104	(3)	$10,104	(3)
Number of Stock Options	—			115,000	(4)	—		—
Value	—				(5)	—		—
Total	$216,354		$			$147,604		$216,354

(1)	Continuation of base salary for 6 months following termination. If termination occurs within 24 months following a change of control, continuation of base salary will be extended from 6 months to 12 months.
(2)	Represents the maximum bonus of 25% of base salary; pursuant to his employment agreement, Mr. Eldridge would be eligible to receive that portion of any bonus (on a pro rated basis) that the board of directors would have awarded to him as of his termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in aggregate cost of $20,208.
(4)	Includes options granted to Mr. Eldridge in May 2007 that replace all options previously granted to Mr. Eldridge. All of Mr. Eldridge’s stock options would become fully vested if the company terminates his employment without cause within 30 days prior to a change of control or if his employment terminates for any reason within two years following a change of control.
(5)	Value upon termination is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover of this prospectus.

Pierre Etienne, Chief Development Officer

	Termination not for cause		Involuntary termination in connection with or following a change of control			Death		Disability
Base Salary	$300,000	(1)		$300,000	(1)	$300,000	(1)	$300,000	(1)
Bonus	$75,000	(2)		$75,000	(2)	—		$75,000	(2)
Benefits	$3,210	(3)		$3,210	(3)	$3,210	(3)	$3,210	(3)
Number of Stock Options	—			300,000	(4)	—		—
Value	—				(5)	—		—
Total	$378,210		$			$303,210		$378,210

(1)	Continuation of base salary for 12 months following termination.
(2)	Represents the maximum bonus of 25% of base salary; pursuant to his employment agreement, Dr. Etienne would be eligible to receive that portion of any bonus (on a pro rated basis) that the board of directors would have awarded to him as of the termination date.
(3)	Represents the cost of COBRA premiums (less employee portion of premiums for 12 months following termination).
(4)	Includes options granted to Dr. Etienne in May 2007 that replace all options previously granted to Dr. Etienne. All of Dr. Etienne’s stock options would become fully vested if the company terminates his employment without cause within 30 days prior to a change of control or if his employment terminates for any reason within the two years following a change of control.
(5)	Value upon termination is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover of this prospectus.

Thomas Parr, Chief Scientific Officer

	Termination not for cause		Involuntary termination or resignation for good reason in connection with or following a change of control			Death		Disability
Base Salary	$137,500	(1)		$275,000	(1)	$137,500	(1)	$137,500	(1)
Bonus	$68,750	(2)		$68,750	(2)	—		$68,750	(2)
Benefits	$5,650	(3)		$11,300	(3)	$5,650	(3)	$5,650	(3)
Number of Stock Options	—			150,000	(4)	—		—
Value	—				(5)	—		—
Total	$211,900		$			$143,150		$211,900

(1)	Continuation of base salary for 6 months following termination.
(2)	Represents the maximum bonus of 25% of base salary; pursuant to his employment agreement, Dr. Parr would be eligible to receive that portion of any bonus (on a pro rated basis) that the board of directors would have awarded to him as of his termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in aggregate cost of $11,300.
(4)	Includes options granted to Dr. Parr in May 2007 that replace all options previously granted to Dr. Parr. All of Dr. Parr’s stock options would become fully vested if the company terminates his employment without cause within 30 days prior to a change of control or if his employment terminates for any reason within the two years following a change of control.
(5)	Value upon termination is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover of this prospectus.

Christian Bélisle, Vice President, Finance and Secretary

	Termination not for cause		Involuntary termination in connection with or following a change of control or a change in CEO			Death		Disability
Base Salary	$37,393	(1)		$74,786	(1)	$37,393	(1)	$37,393	(1)
Bonus	$29,915	(2)		$29,915	(2)	$29,915	(2)	$29,915	(2)
Benefits	$2,121	(3)		$4,242	(3)	$2,121	(3)	$2,121	(3)
Number of Stock Options	—			20,000	(4)	—		—
Value	—				(5)	—		—
Total	$69,429		$			$69,429		$69,429

(1)	Continuation of base salary for 3 months following termination. If termination occurs following a change of control or a change in the current CEO, continuation of base salary will be extended from 3 to 6 months.
(2)	Represents the maximum bonus of 20% of base salary; pursuant to his employment agreement, Mr. Bélisle would be eligible to receive that portion of any bonus (on a pro rated basis) that the board of directors would have awarded to him as of his termination date.
(3)	Represents reimbursement of Mr. Bélisle’s cost of health, dental, life and disability insurance premiums, as well as the payment of professional accountant fees for the 3 months following termination. If termination occurs following a change of control or a change in the current CEO, such termination period shall be extended from 3 to 6 months.
(4)	Includes options granted to Mr. Bélisle in May 2007 that replaced all options previously granted to Mr. Bélisle. All of Mr. Bélisle’s stock options would become fully vested if our Québec located subsidiary terminates his employment without cause following a change of control.
(5)	Value upon termination is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

Director Compensation

As a privately held company, we have not historically provided cash compensation to our directors for their services as members of the board of directors or for attendance at board of directors or committee meetings. However, our directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and its committees. Under our 2005 Stock Plan, directors are eligible to receive stock option grants at the discretion of the compensation committee.

The following table sets forth a summary of the compensation earned by our directors and/or paid to certain of our directors pursuant to certain agreements we have with them in 2006, other than Mr. Leuchtenberger. Amounts included under Options awards below represent the fair value of the award calculated under SFAS 123(R).

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)		All Other Compensation ($)	Total ($)
William Crouse	$10,000	$767	(3)(6)	—	$10,767
Dilip Mehta	$10,000	$2,003	(4)(6)	—	$12,003
Robin Steele	—	$48	(5)(6)	—	$48
Jeff Courtney	—	—		—	—
Eric Gordon	—	—		—	—
Jay Venkatesan	—	—		—	—

(1)	Represents cash retainer director fees.
(2)	This column shows the amounts recognized in 2006 for financial statement reporting purposes under SFAS 123(R), without regard to any estimate of forfeitures related to service-based vesting conditions. The exercise price of each of these grants was well in excess of the fair value of our common stock on the date of grant, and as a result, the SFAS 123(R) value was determined to be $1.50. See Note 14 to our Consolidated Financial Statements, “Stock Option Plans,” included below in this prospectus, for a discussion of the assumptions used in calculating the SFAS 123(R) expense. During 2006, options to purchase 617 shares of our common stock were either forfeited or expired, none of which included options to purchase shares of our common stock that were held by executive officers and directors.
(3)	Nonqualified stock options granted on March 29, 2006, exercisable (on a post-split basis) for 1,067 shares of the company’s common stock at an exercise price (on a post-split basis) of $36.00 per share, with 25% of such shares vested upon grant and the remaining shares vesting annually over the remaining three years.
(4)	Nonqualified stock options granted on March 29, 2006, exercisable (on a post-split basis) for 333 shares of the company’s common stock at an exercise price (on a post-split basis) of $36.00 per share, with 25% of such shares vested upon grant and the remaining shares vesting annually over the remaining three years.
(5)	Nonqualified stock options granted on March 29, 2006, exercisable (on a post-split basis) for 66 shares of the company’s common stock at an exercise price (on a post-split basis) of $36.00 per share, with 25% of such shares vested upon grant and the remaining shares vesting annually over the remaining three years.
(6)	In addition to the options shown in this table, on May 8, 2007, our compensation committee granted non-qualified stock options to Mr. Crouse (exercisable for up to 50,000 shares of our common stock), Dr. Mehta (exercisable for up to 29,200 shares of our common stock) and Ms. Steele (exercisable for up to 6,000 shares of our common stock), all of which options were granted at an exercise price of $5.00 per share. Fifty percent of the options granted to each of Mr. Crouse and Dr. Mehta were vested upon grant, with the remaining shares to vest quarterly over two years. The options granted to Ms. Steele were fully vested upon grant.

Director Compensation Policy

In May 2007, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately upon the closing of our initial public offering. Pursuant to this program, each member of our board of directors who is not an employee will receive the following cash compensation for board services, as applicable:

•	$30,000 per year for service as a board member;

•	$12,000 per year for service as chairman of the audit committee;

•	$7,500 per year for service as chairman of the compensation committee;

•	$5,000 per year for service as chairman of the nominating and corporate governance committee;

•	$500 for each audit committee meeting attended ($1,000 for the chairman of the audit committee for each meeting attended);

•	$500 for each compensation committee meeting attended; and

•	$500 for each nominating and corporate governance committee meeting attended.

We will also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Additionally, members of our board of directors who are not our employees will receive non-statutory stock options under our 2007 Equity Incentive Plan, which will become effective as of the effective date of our initial public offering. Each non-employee director joining our board of directors after the closing of our initial public offering will automatically be granted a non-statutory stock option to purchase 25,000 shares of common stock with an exercise price equal to the then fair market value of our common stock. On the date of each annual meeting of our stockholders beginning in 2008, each non-employee director will also automatically be granted a non-statutory stock option to purchase 10,000 shares of our common stock with an exercise price equal to the then fair market value of our common stock. Initial grants will vest ratably in four equal installments on the date of grant and each of the first three anniversaries of the grant date. Automatic annual grants will vest in full upon grant. All stock options granted under our 2007 Equity Incentive Plan to non-employee directors will have a term of up to ten years.

Upon the effectiveness of this offering, we will be making an initial option grant to purchase 25,000 shares to each of Mr. Gordon, Mr. Courtney and Mr. Venkatesan which option grant will be at an exercise price equal to the price of our common stock in connection with the offering.

2005 Stock Option Plan

Our 2005 stock option plan, or the 2005 Option Plan, was adopted by our board of directors and approved by our stockholders in December 2005 and our board of directors and stockholders approved amendments to our 2005 Option Plan in August 2006, January 2007 and March 2007. Under this plan, we may grant incentive stock options and nonqualified stock options to employees, officers, directors, consultants and advisors of the company. A maximum of 2,051,749 shares of common stock are currently authorized for issuance under our 2005 Option Plan. Further, options forfeited under the option plan of our Québec located subsidiary—up to a maximum number of 13,561—will also become available for grant under our 2005 Stock Option Plan.

Our 2005 Option Plan is administered by our board of directors, which may delegate its administration authority to the compensation committee. The compensation committee selects the participants, establishes the price, terms and conditions of each option, including the vesting provisions, issues shares upon option exercises and interprets option agreements. The board of directors may at any time modify or amend the 2005 Option Plan in any respect, except where stockholders’ approval is required by law or where such termination or modification or amendment affects the rights of an optionee under a previously granted option and such optionee’s consent has not been obtained.

Under our 2005 Option Plan, the exercise price of all options must not be less than 100% of the fair market value of our common stock on the date of such grant or, in the case of a grant to a 10% stockholder, not less than 110% of the fair market value of our common stock on the date of such grant. Additionally, the term of any option granted under the 2005 Option Plan may not exceed 10 years from the date of grant.

In the event of a change of control, the compensation committee may provide for (a) the continuation or assumption of such outstanding options by the company or by the surviving corporation or its parent, (b) the substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding options, (c) the acceleration of the vesting of such options immediately prior to or as of the date of the transaction, and the expiration of such outstanding options to the extent not timely exercised by the date of the transaction or (d) the cancellation of all or any portion of such outstanding options by a cash payment of the excess, if any, of the fair market value of the shares subject to such outstanding options or portions thereof being canceled over the option price.

Immediately upon termination of employment of an employee, the unvested portion of any stock option will terminate and the balance, to the extent exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. The plan provides exceptions for the vesting of options upon an individual’s death, disability or termination for cause.

We do not intend to grant additional options under our 2005 Option Plan after this offering and the aggregate number of shares to be issued under our 2005 Option Plan will be reduced to             , which represents the total number of shares issuable upon the exercise of options that are outstanding prior to the completion of this offering.

May 2007 Equity Grants

On May 8, 2007, our compensation committee granted options to our officers, employees and certain non-employee board members to purchase a total of 1,771,850 shares of our common stock at an exercise price of $5.00 per share. In addition, on May 15, 2007, our board of directors granted a stock option exercisable for 25,000 shares of our common stock at an exercise price of $5.00 per share to a new, non-employee director. Upon completion of this offering, these grants will represent         % of total shares outstanding (assuming the exchange, conversion and exercise of all exchangeable, convertible and exercisable securities). All of these options were granted pursuant to the terms and conditions of our 2005 Stock Option Plan. These options generally vest quarterly over four years, subject to acceleration of all unvested options if the employment of the option holder is terminated within two years following a change of control. In the case of certain long-time employees, both new and replacement options vest quarterly over four additional years with an initial vesting date of April 1, 2006. In connection with this grant, a total of 41,635 options to purchase shares of our common stock with exercise prices that ranged from $36.00 to $70.50 will be cancelled upon acceptance of these replacement option grants.

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan, or 2007 Plan, was adopted by our board of directors and approved by our stockholders in             , 2007 and will become effective upon the effectiveness of this registration statement. The 2007 Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards and unrestricted stock awards. We reserved             shares of our common stock for the issuance of awards under the 2007 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. In addition, the number of shares available for future grant will automatically increase each year by an amount equal to 3.5% of all shares of our capital stock outstanding on January 1st of each year unless our board of directors takes action in any given year to set this increase at a lesser amount. Generally, shares that are forfeited or canceled from awards under the 2007 Plan also will be available for future awards. In addition, awards that are returned to our 2005 Option Plan as a result of their expiration, cancellation, termination or repurchase are automatically made available for issuance under our 2007 Plan. No awards have been granted under the 2007 Plan.

The 2007 Plan is administered by our compensation committee, or another committee of at least two independent, non-employee directors. The administrator of the 2007 Plan has full power and authority to select the participants to whom awards will be granted, to grant any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Plan.

All full-time and part-time officers and other employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Plan. For example, no more than             shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period under the 2007 Plan.

The exercise price of stock options awarded under the 2007 Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed 10 years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of a certain large stockholder. No incentive stock option awards may be granted under the 2007 Plan after             , 2017.

We may also grant stock appreciation rights under our 2007 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator of the 2007 Plan determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Plan may not be less than the fair market value of our common stock on the date of grant.

We may also grant restricted stock awards under our 2007 Plan. Restricted stock awards are shares of our commons stock that vest in accordance with terms and conditions established by the administrator. The administrator of our 2007 Option Plan will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

We may also grant deferred stock awards under our 2007 Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2007 Plan also gives the administrator discretion to grant stock awards free of any restrictions.

The 2007 Plan provides for the acceleration of all unvested options or equity awards if the employment of the option holder is terminated for certain reasons following a change of control.

Our board of directors may amend or discontinue the 2007 Plan at any time and the administrator of our 2007 Plan may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a change of control, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Plan will be subject to approval by our stockholders if the amendment (1) increases the number of shares available for issuance under the 2007 Plan above and beyond the 3.5% automatic annual increases discussed above, (2) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (3) materially changes the method of determining fair market value for purposes of the 2007 Plan, (4) is required by the Nasdaq Global Market rules or (5) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also intend to obtain, contemporaneously with the offering, a general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since May 1, 2004, we, or in the case of the period prior to our inception in December 2005, our Québec subsidiary has engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates.

Convertible Debt Issuances

October 2005 Convertible Note Financing. On October 28, 2005, our Québec subsidiary issued and sold convertible notes with an aggregate principal amount of CAN$1,747,841 in a private placement to three United States investors and two non-U.S. purchasers, each of whom is an accredited investor under both applicable Canadian and United States definitions. The issuance of these securities met the conditions for the private issuer exemption under National Instrument 45-106 adopted by the Canadian Securities Administrators. Simultaneously, our Québec subsidiary issued to these purchasers warrants to purchase an aggregate of up to 5,600 Class A-2 preferred shares (which shares were, on December 23, 2005, reclassified as Class B preferred exchangeable shares). On December 23, 2005, the three United States investors who participated in this private placement and one of the two non-U.S. investors exchanged the securities they received from our Québec subsidiary for like securities issued by us. Further, on that same date, all of the warrants issued in this transaction (including those reissued by us on December 23, 2005 in exchange for like securities originally issued by our Québec subsidiary in October 2005) were exercised in full and, in a transaction exempt from registration pursuant to Regulation S, we issued shares of our special voting stock to the one remaining non-U.S. purchaser holding securities from this transaction issued by our Québec subsidiary. Each of the convertible notes issued by our Québec subsidiary (including those later exchanged for replacement convertible notes issued by us) accrued interest at an annual rate of 8% and was, as further described below, converted into shares of our capital stock on January 31, 2007. The following table sets forth investments made by investors either holding five percent or more of our Québec subsidiary’s outstanding voting securities or affiliated with a member of our Québec subsidiary’s board of directors at the time of the transaction:

Investor	Related Party / Relationship	Warrants to Purchase Shares of Series B Preferred Stock(1)	Amount Invested(2)
T2C2/Bio 2000, société en commandite	5% stockholder	1,309	CAN$748,261 ($635,790)

Canadian Medical Discovery Funds Inc.	5% stockholder	933	CAN$291,250 ($247,472)

Seaflower Health Ventures III, L.P.	5% stockholder and affiliated with Alex Moot, Director	2,398	CAN$408,555 ($347,145)

Seaflower Health Ventures Companion Fund, L.P.	Affiliated with Alex Moot, Director	21	CAN$6,650 ($5,650)

Dilip Mehta	Director	939	CAN$293,125 ($249,065)

(1)	Shares shown on an as-if exchanged basis.
(2)	Investments were made in Canadian dollars; United States dollar amounts were calculated based on spot interest rate on October 28, 2005, the date on which these securities were issued.

December 2005 Convertible Note Financing. On December 23, 2005, we issued convertible notes with an aggregate principal amount of $3,950,000 to six accredited investors in a private placement under Section 4(2) of the Securities Act. Simultaneously, we issued to these purchasers warrants to purchase an aggregate of up to 19,134 shares of our Series B preferred stock, which warrants were immediately exercised in full. In addition, in connection with this transaction, our two Canadian subsidiaries issued and sold convertible notes to a total of three non-U.S. purchasers, each of whom is an accredited investor, with an aggregate principal amount of $6,350,000. In addition, in connection with the issuance by our Québec and Ontario subsidiaries of warrants to purchase up to an aggregate of 29,880 Class B preferred exchangeable shares of these subsidiaries to four non-U.S. purchasers, which warrants were immediately exercised in full and we issued a like number of shares of our Series B special voting stock to these four non-U.S. purchasers in a transaction exempt from registration pursuant to Regulation S. Each of these convertible notes accrued interest at an annual rate of 8% and was, as further described below, converted into shares of our capital stock on January 31, 2007. The following table sets forth investments made by investors holding five percent or more of our outstanding voting securities or affiliated with members of our board of directors at the time of this transaction:

Investor	Related Party / Relationship	Warrant to Purchase Shares of Series B Preferred Stock(1)	Amount Invested
T2C2/Bio 2000, société en commandite	5% stockholder	9,200	$2,300,000
Canadian Medical Discovery Funds Inc.	5% stockholder and affiliated with Gerry Brunk, Director	933	$1,700,000
Seaflower Health Ventures III, L.P.	5% stockholder and affiliated with Alex Moot, Director	4,377	$1,094,363
Seaflower Health Ventures Companion Fund, L.P.	Affiliated with Alex Moot, Director	39	$5,637
J&L Sherblom Family LLC	Affiliated (indirectly) with Alex Moot, Director	1,000	$250,000
William Crouse	Director	1,000	$250,000
Dilip Mehta	Director	200	$250,000

(1)	Shares shown on an as-if exchanged basis.

December 2006 Convertible Debenture Financing. On December 7 and 19, 2006, we issued and sold convertible debentures in an aggregate principal amount of $3,450,000 to three accredited investors in a private placement under Section 4(2) of the Securities Act. In addition, in connection with this transaction, our Ontario subsidiary issued and sold convertible debentures to three non-U.S. purchasers, each of whom is an accredited investor, in an aggregate principal amount of $8,378,000. These convertible debentures accrued interest at an annual rate of 8% and were, as further detailed below, converted into shares of our capital stock on January 31, 2007. The following table sets forth investments made by investors holding five percent or more of our outstanding voting securities or affiliated with members of our board of directors at the time of this transaction:

Investor	Related Party	Amount Invested
VenGrowth Advanced Life Sciences Fund Inc.	5% stockholder and affiliated with Jeffrey Courtney, Director	$6,000,000
VenGrowth III Investment Fund Inc.	5% stockholder and affiliated with Jeffrey Courtney, Director	$378,000
Canadian Medical Discovery Funds Inc.	5% stockholder and affiliated with Donna Parr, Director	$3,000,000
T2C2/Bio 2000, société en commandite	5% stockholder	$3,000,000
Seaflower Health Ventures III, L.P.	5% stockholder and affiliated with Alex Moot, Director	$1,000,000
J&L Sherblom Family LLC	Affiliated (indirectly) with Alex Moot, Director	$200,000
Dilip Mehta	Director	$50,000

Stock and Warrant Issuances

Series C Financing. On January 31 and February 16, 2007, we issued and sold (on an as-if exchanged basis) 2,361,017 shares of our Series C-1 preferred stock, 1,081,171 shares of our Series C-2 preferred stock and 6,333,974 shares of our Series C-3 preferred stock at a purchase price of $10.45 per share in consideration of (i) gross cash proceeds of approximately $58.1 million, (ii) the conversion of previously issued convertible promissory notes in the aggregate amount of $24.6 million, including principal and accrued interest, and (iii) the conversion of $17.5 million of convertible notes payable to InterMune. This transaction was structured as a private placement to accredited investors exempt from registration pursuant to Section 4(2) of the Securities Act. The following table sets forth the number of shares purchased (on an as-exchanged basis) and the aggregate purchase price paid by investors holding five percent or more of our outstanding voting securities and/or affiliated with one or more members of our board of directors at the time of this transaction:

Investor	Related Party / Relationship	Number and Type of Shares Purchased	Warrant to Purchase Shares of Series C-1 Preferred Stock	Aggregate Purchase Price(1)
Brookside Capital Partners Fund, L.P.	5% stockholder and affiliated with Jay Venkatesan	1,674,390 shares of Series C-3 preferred stock	82,956	$17,500,004.30	(2)

VenGrowth Advanced Life Sciences Fund Inc.	5% stockholder and affiliated with Jeff Courtney, Director	• 452,457 shares of Series C-1 preferred stock • 287,038 shares of Series C-2 preferred stock • 287,038 shares of Series C-3 preferred stock	50,859	$10,728,881.51

VenGrowth III Investment Fund Inc.	5% stockholder and affiliated with Jeff Courtney, Director	• 34,206 shares of Series C-1 preferred stock • 18,083 shares of Series C-2 preferred stock • 18,083 shares of Series C-3 preferred stock	3,487	$735,497.89

InterMune, Inc.	5% stockholder and affiliated with Robin Steele, Director	956,794 shares of Series C-1 preferred stock	47,403	$9,999,999.47

Canadian Medical Discoveries Fund Inc.(3)	5% stockholder and affiliated with Donna Parr, Director	• 238,384 shares of Series C-1 preferred stock • 143,519 shares of Series C-2 preferred stock • 143,519 shares of Series C-3 preferred stock	26,032	$5,491,484.78

Investor	Related Party / Relationship	Number and Type of Shares Purchased	Warrant to Purchase Shares of Series C-1 Preferred Stock	Aggregate Purchase Price(1)
Seaflower Health Ventures III, L.P.	5% stockholder and affiliated with Alex Moot, Director	• 249,743 shares of Series C-1 preferred stock • 47,839 shares of Series C-2 preferred stock • 47,839 shares of Series C-3 preferred stock	17,114	$3,610,191.77

Seaflower Health Ventures Companion Fund, L.P.	Affiliated with Alex Moot, Director	1,785 shares of Series C-1 preferred stock	89	$18,656.06

Skyline Venture Partners Qualified Purchaser Fund IV, L.P.	5% stockholder and affiliated with Eric Gordon, Director	1,119,449 shares of Series C-3 preferred stock	55,462	$11,699,999.59	(2)

Skyline Venture Partners Qualified Purchaser Fund III, L.P.	Affiliated with Eric Gordon, Director	326,742 shares of Series C-3 preferred stock	16,188	$3,414,966.89	(2)

Skyline Venture Partners III, L.P.	Affiliated with Eric Gordon, Director	8,136 shares of Series C-3 preferred stock	403	$85,033.98	(2)

Dilip Mehta	Director	• 58,305 shares of Series C-1 preferred stock • 11,959 shares of Series C-2 preferred stock • 11,959 shares of Series C-3 preferred stock	4,074	$859,359.45

William Crouse	Director	• 26,048 shares of Series C-1 preferred stock • 4,783 shares of Series C-2 preferred stock • 4,783 shares of Series C-3 preferred stock	1,765	$372,222.22	(4)

(1)	Except as otherwise noted, purchase price paid through the conversion of outstanding principal and accrued interest on convertible notes issued in October and December 2005 and/or convertible debentures issued in December 2006.
(2)	New cash investment.
(3)	Also received a warrant exercisable for 4,917 shares of common stock in connection with its common stock holdings.
(4)	Includes a new cash investment of $99,979.72.

All outstanding shares of our Series C-1, Series C-2 and Series C-3 preferred stock will be automatically converted into shares of our common stock upon the consummation of this offering.

Achievement of InterMune Milestone. On February 7, 2007, upon our achievement of the first milestone under the asset purchase agreement, dated December 23, 2005, as amended, with InterMune and as payment of a $7,500,000 installment of the purchase price we owed to InterMune, we issued 358,797 shares of our Series C-2 preferred stock, 358,798 shares of our Series C-3 preferred stock and a warrant to purchase up to 35,552 shares of our Series C-1 preferred stock to InterMune. Robin Steele, InterMune’s Senior Vice President, General Counsel and Corporate Secretary, is designated as a member of our board of directors by InterMune. As described elsewhere in this prospectus, we will owe future cash and equity installment payments to InterMune under this asset purchase agreement upon our achievement of future milestones.

Stockholders Agreements

In connection with the Series C financing transaction described above, on January 31, 2007, we entered into an amended and restated unanimous shareholders agreement and an amended and restated agreement among principal shareholders. These agreements include rights of first refusal, restrictions on transfer, preemptive rights and voting obligations. These agreements terminate automatically upon the closing of this offering.

Registration Rights Agreement

In connection with the Series C financing transaction described above, on January 31, 2007, we entered into an amended and restated registration rights agreement with the holders of our preferred stock. Pursuant to this agreement, under certain circumstances, these stockholders are entitled to require us to register under the securities laws their shares of common stock for resale. See “Description of Capital Stock—Registration Rights” below.

Indemnification

We have agreed to indemnify our directors and officers in certain circumstances. In addition, we have entered into indemnification agreements with each of our directors and certain of our officers. See “Management—Limitation of Liability and Indemnification” above.

Review and Approval of Related Party Transactions

Our board of directors reviews and approves transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates (each, a related party). Prior to approving any transaction with a related party, our Board of Directors considers the material facts as to the related party’s relationship with the company or interest in the transaction. Related party transactions are not approved unless a majority of the members of our Board of Directors who are not interested in the transaction have approved of the transaction. Following this offering, our audit committee will assume these responsibilities.

PRINCIPAL STOCKHOLDERS

The table below provides certain information about beneficial ownership of our common stock as of July 15, 2007, and as adjusted to reflect the sale of              shares of common stock that we anticipate selling in connection with this offering. The table shows information for:

•	each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock (on an as-converted basis) underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 15, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, to our knowledge, all of the shares reflected in the table are shares of our common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership calculations below are based on 11,457,750 shares of common stock outstanding as of July 15, 2007 and              shares of common stock outstanding after the offering, which assumes:

•

the conversion of each outstanding share of our series A convertible preferred stock (on an as-if exchanged basis) into 11.38889 shares of common stock immediately prior to the completion of this offering;

•

the conversion of each outstanding share of our series B convertible preferred stock (on an as-if exchanged basis) into 10.31008 shares of common stock immediately prior to the completion of this offering;

•	the conversion of each outstanding share of our series C-1 convertible preferred stock (on an as-if exchanged basis) into 1 share of common stock immediately prior to the completion of this offering;

•

the conversion of each outstanding share of our series C-2 convertible preferred stock (on an as-if exchanged basis) into 1 share of common stock immediately prior to the completion of this offering; and

•	the conversion of each outstanding share of our series C-3 convertible preferred stock (on an as-if exchanged basis) into 1 share of common stock immediately prior to the completion of this offering.

		Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering
Greater than 5% stockholders
Brookside Capital Partners Fund, L.P.(2)	1,757,346	15.2%
111 Huntington Avenue
Boston, MA 02199
InterMune, Inc.(3)	1,757,344	15.2%
3280 Bayshore Boulevard
Brisbane, CA 94005
Entities affiliated with Skyline Ventures(4)	1,526,380	13.2%
525 University Avenue, Suite 520
Palo Alto, CA 94301
Entities affiliated with VenGrowth Private Equity Partners(5)	1,357,823	11.8%
105 Adelaide Street West, Suite 1000
Toronto, ON M5H 1P9
Entities affiliated with OrbiMed Advisors(6)	1,275,330	11.1%
767 Third Avenue
New York, NY 10017
T2C2/Bio 2000, société en commandite(7)	841,554	7.3%
1550 Metcalfe Street, Suite 502
Montreal, Québec H3A 1X6
Canadian Medical Discoveries Fund Inc.(8)	813,080	7.1%
181 Bay Street, Suite 3740
Toronto, ON, Canada M5J 2T3
Entities directly or indirectly affiliated with Seaflower Ventures(9)	799,108	7.0%
Bay Colony Corporate Center
1000 Winter Street, Suite 1000
Waltham, MA 02451
Entities affiliated with Radius Ventures(10)	702,938	6.1%
400 Madison Avenue
New York, NY 10017
Named Executive Officers
Mark Leuchtenberger(11)	100,875	*
Pierre Etienne, M.D. (12)	112,500	*
Thomas Parr, Ph.D. (13)	46,875	*
George Eldridge(14)	21,562	*
Directors
William Crouse(15)	76,721	*
Dilip Mehta, M.D., Ph.D.(10)(16)	818,444	7.1%
Jay Venkatesan, M.D.(2)	1,757,346	15.2%
Robin Steele(17)	6,000	*
Eric Gordon, Ph.D.(4)	1,526,380	13.2%
Jeffrey Courtney(5)	1,357,823	11.8%
Garen Bohlin(18)	6,250	*
All executive officers and directors as a group
(11 Persons)	5,830,777	50.6%

*	Represents beneficial ownership of less than 1% of the shares of Common Stock.
(1)	Except as otherwise indicated, addresses are c/o Targanta Therapeutics Corporation, 222 Third Avenue, Suite 2300, Cambridge, MA 02142.

(2)

Consists of 1,674,390 shares of common stock and warrants exercisable within sixty days to purchase 82,956 shares of common stock held by Brookside Capital Partners Fund, L.P. Domenic J. Ferrante is the managing member of Brookside Capital Management, LLC, the sole general partner of Brookside Capital

Investors, L.P., which is the sole general partner of Brookside Capital Partners Fund, L.P., and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by Brookside Capital Partners Fund, L.P. In addition, Jay Venkatesan is a Director of Brookside Capital Partners, and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by Brookside Capital Partners Fund, L.P. Each of Mr. Ferrante and Dr. Venkatesan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)	Consists of 1,674,389 shares of common stock and warrants exercisable within sixty days to purchase 82,955 shares of common stock held by InterMune, Inc. InterMune, Inc. is a publicly held entity.

(4)	Consists of 1,119,449 shares of common stock and warrants exercisable within sixty days to purchase 55,462 shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., 326,742 shares of common stock and warrants to purchase 16,188 shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 8,136 shares of common stock and warrants to purchase 403 shares of common stock held by Skyline Venture Partners III, L.P. John G. Freund and Yasunori Kaneka are the Managing Members of Skyline Venture Management III, LLC, which is the general partner of each of Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P. John G. Freund and Yasunori Kaneka are the Managing Members of Skyline Venture Management IV, LLC, which is the general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. In addition, Eric Gordon is a partner at Skyline ventures, and as such may be deemed to share voting and dispositive power with respect to all shares of common stock held by Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners Qualified Purchasers Fund IV, L.P. Each of Drs. Freund, Kaneka and Gordon disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(5)	Consists of 1,218,568 shares of common stock and warrants exercisable within sixty days to purchase 50,859 shares of common stock held by the VenGrowth Advanced Life Sciences Fund Inc. and 84,909 shares of common stock and warrants to purchase 3,487 shares of common stock held by the VenGrowth III Investment Fund Inc. Jeffrey Courtney, one of our directors, is a General Partner, and Luc Marengere, Mike Cohen and Allen Lupyrypa are Managing General Partners of VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc., and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all shares of common stock held by VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(6)	Consists of 1,203,665 shares of common stock and warrants exercisable within sixty days to purchase 59,634 shares of common stock held by Caduceus Private Investments III, LP and 11,463 shares of common stock and warrants to purchase 568 shares of common stock held by OrbiMed Associates III, LP Samuel D. Isaly is the Managing Member of OrbiMed Capital GP III LLC, the general partner of Caduceus Private Investments III, LP and the Managing Member of OrbiMed Advisors LLC, the general partner of OrbiMed Associates III, LP, and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by Caduceus Private Investments III, LP and OrbiMed Associates III, LP Mr. Isaly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(7)

Consists of 811,636 shares of common stock and warrants exercisable within sixty days to purchase 29,918 shares of common stock held by T2C2/Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2/Bio Inc., the general manager of Gestion T2C2/Bio, s.e.c., which is the general partner of T2C2/Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by T2C2/Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(8)	Consists of 782,131 shares of common stock and warrants exercisable within sixty days to purchase 30,949 shares of common stock held by Canadian Medical Discoveries Fund, Inc. Steve Hawkins is the President and Chief Executive Officer of Medical Discoveries Management Corp., the manager of Canadian Medical Discoveries Fund, Inc., and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by Canadian Medical Discoveries Fund, Inc. Mr. Hawkins disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(9)	Consists of 709,871 shares of common stock and warrants exercisable within sixty days to purchase 17,114 shares of common stock held by Seaflower Health Ventures III, L.P.; 13,198 shares of common stock and warrants to purchase 89 shares of common stock held by Seaflower Health Ventures III Companion fund, L.P.; and 56,588 shares of common stock and warrants to purchase 2,248 shares of common stock held by J&L Sherblom Family LLC. James Sherblom is the Managing General Partner, Alex Moot is a General Partner, and Zach Jonasson and Amin Ladak are each Principals of Seaflower Ventures, LLC, the general partner of each of Seaflower Health Ventures III, L.P. and Seaflower Health Ventures III Companion Fund, L.P., and as such Messrs. Sherblom, Moot, Jonasson and Ladak may be deemed to share voting and dispositive power with respect to all shares of common stock held by Seaflower Health Ventures III, L.P. and Seaflower Health Ventures III Companion Fund, L.P. Each of Messrs. Sherblom, Moot, Jonasson and Ladak disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. In addition, James Sherblom is the sole Managing Member of J&L Sherblom Family LLC and therefore has voting and dispositive control with respect to all shares of common stock held by J&L Sherblom Family LLC. Mr. Sherblom disclaims sole beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(10)	Consists of 334,878 shares of common stock and warrants exercisable within sixty days to purchase 16,591 shares of common stock held by Radius Venture Partners II, L.P.; 273,822 shares of common stock and warrants to purchase 13,566 shares of common stock held by Radius Venture Partners III Qualified Purchaser, L.P.; and 61,056 shares of common stock and warrants to purchase 3,025 shares of common stock held by Radius Venture Partners III, L.P. Dan Lubin and Jordan Davis are the managing members of Radius Venture Partners II, LLC and Radius Venture Partners III, LLC, which are the general partners of each of Radius Venture Partners II, L.P., Radius Venture Partners III Qualified Purchaser, L.P. and Radius Venture Partners III, L.P., and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by such entities. Dr. Mehta is a venture partner with Radius Ventures, and as such may be deemed to hold voting and dispositive power with respect to all shares of common stock held by entities affiliated with Radius Ventures. Each of Messrs. Lubin and Davis and Dr. Mehta disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(11)	Consists of options exercisable within sixty days to purchase 100,875 shares of common stock held by Mark Leuchtenberger.

(12)	Consists of options exercisable within sixty days to purchase 112,500 shares of common stock held by Pierre Etienne, M.D.

(13)	Consists of options exercisable within sixty days to purchase 46,875 shares of common stock held by Thomas R. Parr, Jr., Ph.D.

(14)	Consists of options exercisable within sixty days to purchase 21,562 shares of common stock held by George Eldridge.

(15)	Consists of 46,831 shares of common stock, warrants exercisable within sixty days to purchase 1,765 shares of common stock and options exercisable within sixty days to purchase 28,125 shares of common stock held by William Crouse.

(16)	Consists of 95,007 shares of common stock, warrants exercisable within sixty days to purchase 4,074 shares of common stock and options exercisable within sixty days to purchase 16,425 shares of common stock held by Dilip J. Mehta, M.D., Ph.D.

(17)	Consists of options exercisable within sixty days to purchase 6,000 shares of common stock held by Robin Steele.

(18)	Consists of options exercisable within sixty days to purchase 6,250 shares of common stock held by Garen Bohlin.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock currently consists of 32,000,000 shares of common stock, par value $0.0001 per share, and 23,505,000 shares of preferred stock, $0.0001 par value per share. Upon completion of this offering our certificate of incorporation will be amended and restated (the Third Amended and Restated Certificate of Incorporation) to provide for total authorized capital consisting of              shares of common stock and              shares of preferred stock. All currently outstanding shares of Series A, B, C-1, C-2 and C-3 preferred stock will be converted upon completion of this offering into shares of our common stock and all currently outstanding shares of special voting stock will be extinguished in connection with our redemption of all currently outstanding exchangeable shares of our two Canadian subsidiary. As a result, upon the consummation of this offering, no shares of preferred stock or special voting stock will be outstanding.

On July 15, 2007, the following numbers of shares of common and preferred stock were outstanding (assuming the exchange of all outstanding exchangeable shares of our two Canadian subsidiaries):

Common Stock	20,230
Series A Preferred Stock	15,643
Series B Preferred Stock	143,860
Series C-1 Preferred Stock	2,361,017
Series C-2 Preferred Stock	1,081,171
Series C-3 Preferred Stock	6,333,974

All of the outstanding preferred stock will convert into 11,437,520 shares of common stock upon completion of this offering. Upon completion of this offering, we expect to have approximately              shares of common stock outstanding. As of March 31, 2007, we had 44 shareholders of record.

The following summary of certain provisions of our common and preferred stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and by-laws as will be in effect at the closing of this offering. You should refer to our certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive proportionally any dividends declared by our board of directors, out of funds that we may legally use to pay dividends.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

We are currently authorized to issue 23,505,000 shares of preferred stock. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of 11,437,520 shares of common stock. Immediately after this conversion, no shares of preferred stock will be outstanding, and the total number of shares of preferred stock that we are authorized to issue will be reduced to              shares.

Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

On January 31, 2007, we issued to certain shareholders warrants to purchase up to an aggregate of 29,855 shares of our common stock at a price per share of $10.45157. The exercise price and number of shares issuable are subject to adjustment in the event of a reorganization, a consolidation or merger, a recapitalization, a reclassification of our securities, a stock split or combination. These warrants, which are currently exercisable, may be exercised on a cash or cashless basis. None of these warrants have been exercised and all are exercisable for a period ending upon the earlier to occur of (i) January 31, 2014 or (ii) five years from the initial public offering of our common stock.

On January 31, 2007, we issued to certain shareholders warrants to purchase up to an aggregate of 333,345 shares of our Series C-1 preferred stock at a price per share of $13.06. We issued additional warrants on February 7, 2006 exercisable for 35,552 shares of our Series C-1 preferred stock and on February 16, 2007 exercisable for an aggregate of 35,079 shares of our Series C-1 preferred stock. The exercise price and number of shares issuable under these warrants are subject to adjustment in the event of a reorganization, a consolidation or merger, a recapitalization, a reclassification of our securities, a stock split or combination. These warrants, which are currently exercisable, may be exercised on a cash or cashless basis. None of these warrants have been exercised and all are exercisable for a period ending upon the earlier to occur of (i) January 31, 2014 or (ii) five years from the initial public offering of our common stock.

On January 31, 2007, our Ontario subsidiary issued to certain of our shareholders warrants to purchase up to an aggregate of 80,378 shares of our Series C-1 preferred stock (on an as-exchanged basis) at a price per share of $13.06. The exercise price and number of shares issuable under these warrants are subject to adjustment in the event of a reorganization, a consolidation or merger, a recapitalization, a reclassification of our securities, a stock split or combination. These warrants may be exercised on a cash or cashless basis. None of these warrants have been exercised and all are exercisable for a period ending upon the earlier to occur of (i) January 31, 2014 or (ii) five years from the initial public offering of our common stock.

Pursuant to the terms of a loan agreement entered into by our Québec subsidiary on April 27, 2004, as amended from time to time, we issued to Investissement Québec, or IQ, a warrant that is presently exercisable (on an as-exchanged basis) for up to 8,200 shares of our Series B preferred stock, at a price per share of CAN $234.00 (or US $202.67 as of March 31, 2007). The exercise price and number of shares issuable are subject to adjustment in the event of the declaration of a stock dividend on our Series B preferred stock. This warrant has not yet been exercised and may only be exercised on a cash basis. IQ may exercise this warrant presently and at any time prior to the first anniversary of the full repayment of the loan extended to our Québec subsidiary (or, if earlier, the date that is 90 days after IQ’s receipt of audited financial statements for the fiscal year in which the loan is repaid), provided that if we prepay this loan, this warrant is exercisable until the second anniversary of our full repayment of the loan.

Following the consummation of this offering, all outstanding warrants exercisable for shares of our preferred stock will automatically be converted into warrants exercisable for the number of shares of our common stock into which such shares of preferred stock would have converted had such shares been outstanding at the time of this offering.

Registration Rights

The holders of approximately 11,450,852 shares of common stock, assuming the conversion of all our outstanding preferred stock and the exchange of all outstanding exchangeable shares of our two Canadian subsidiaries, to be outstanding following this offering are entitled to demand that we register those shares, known as registrable shares, under the Securities Act commencing six months after the closing of this offering. In addition, if we propose to register any more of our securities under the Securities Act after the closing of this offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for demand registration, limitations on the number of registrations that may demanded, blackout periods when shares may not be registered and the right of the underwriters of a registered offering of our common stock to limit the number of shares included in the offering. Holders of registrable shares can require us to register shares at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect requested registrations. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after we qualify for the use of Form S-3. Holders of these rights do not have the right to have their registrable shares registered under the Securities Act as part of this offering. The holders of warrants to purchase up to 588,564 shares of our common stock, assuming the exercise in full of such warrants and the conversion to common stock of any preferred stock issuable thereto, also hold registration rights on such shares.

Certain anti-takeover provisions of our certificate of incorporation and by-laws

In addition to the board of directors’ ability to issue shares of preferred stock, upon completion of this offering, our certificate of incorporation and by-laws will contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include the items described below:

Board composition and filling vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of directors then in office even if less than a quorum.

No written consent of stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders. Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholders proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice much contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws. Our by-laws may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our certificate of incorporation provides for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation and by-laws limit the liability of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we will indemnify our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements with all of our current directors and statutory officers. We expect to enter into a similar agreement with any new directors. We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand the insurance coverage to include matters arising under the securities laws prior to the completion of this offering.

Nasdaq Global Market Listing

We have applied for quotation of our common stock on The Nasdaq Global Market under the symbol “TARG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of material United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury regulations promulgated thereunder and United States Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to different interpretations.

The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (1) if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (2) that has in effect a valid election to be treated as a United States person for such purposes.

This discussion specifically does not address United States federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for United States federal income tax purposes or through entities which are disregarded for United States federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, a disregarded entity, and holders of interests in such entities should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•	any United States state, local or foreign tax consequences;

•	any United States federal gift tax consequences;

•

any United States federal tax consideration that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under United States federal tax laws, including without limitation, banks or other financial institutions, insurance companies, common trust funds, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, holders subject to United States federal alternative minimum tax, broker-dealers, and dealers or traders in securities or currencies; or

•

special tax rules that may apply to a non-U.S. holder that is deemed to sell our common stock under the constructive sale provisions of the Code and to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the United States federal income and estate tax laws to their particular situations and the consequences under United States federal gift tax laws, as well as foreign, state and local laws and tax treaties.

Dividends

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. If we pay dividends on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if an income tax treaty applies, the dividend is attributable to a permanent establishment of the non-U.S. holder within the United States Under applicable United States Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification and disclosure requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, are attributable to a permanent establishment in the United States, generally are taxed on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold United States federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS may designate), prior to the payment of dividends. These forms must be periodically updated.

A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax, or such lower rate as may be specified by an applicable income tax treaty, on the gain derived from the sale or other disposition; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to United States federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such individual’s estate may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding at the applicable rate (currently 28%). In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a United States holder.

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding is not required. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a United States holder.

Backup withholding is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit against the holder’s United States federal income tax liability, if any, may be obtained provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Further, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we have applied to have our common stock approved for quotation on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of              shares of common stock offered hereby (with no exercise by the underwriters of their over-allotment option) and no exercise of outstanding options or warrants after                 , 2007. Of these shares, the              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining 11,457,750 shares of common stock held by existing stockholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144, Rule 144(a) and Rule 701. 11,374,891 of these shares will be subject to “lock-up” agreements described below on the effective date of this offering. On the effective date of this offering, there will be 82,859 shares outstanding that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k), Rule 144 or Rule 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below), 11,374,891 outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options and warrants could exercise such options or warrants and sell certain of the shares issued upon exercise as described below. See “Underwriting.”

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold in the offering.
Upon Effectiveness	82,859	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up.
90 Days	82,859	Shares saleable under Rule 144 and Rule 701 that are not subject to a lock-up.
180 Days	11,374,891	Lock-up released; shares saleable under Rule 144 and Rule 701.
Thereafter	0	Restricted securities held for one year or less.

Rule 144

In general, subject to the lock-up agreements discussed below, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate of ours, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless subject to the lock-up agreements discussed below or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, subject to the lock-up agreements discussed below, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described below. Beginning 90 days after the date of this prospectus, these securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one-year minimum holding period requirements under Rule 144.

Lock-up Agreements

Holders of over 95% of our securities (assuming exercise and conversion of all outstanding options and warrants), including all of our executive officers, directors and other senior management have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus under certain limited circumstances. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

In addition, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except for the issuance of (i) the shares of our common stock offered in this offering; (ii) the issuance of the shares of our common stock issuable upon the exercise, conversion or exchange of options, warrants, exchangeable shares or other securities outstanding as of the date of this prospectus; (iii) grants of options to purchase shares of our common stock that are reserved for issuance under our stock options plans (provided that the grantee of any such options is subject to a similar lock-up provision); (iv) issuances of shares of our common stock upon the exercise of employee stock options outstanding on the date hereof (provided that the recipient is subject to a similar lock-up provision); and (v) issuances of warrants exercisable for shares of our capital stock in connection with any debt financing arrangements. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Registration rights

Upon completion of this offering, based upon holdings as of March 31, 2007, the holders of 11,450,852 shares of our common stock (assuming the exchange of all outstanding exchangeable shares of our two Canadian subsidiaries and the conversion of all shares of our preferred stock) have rights to require or participate in the registration of those shares under the Securities Act. Please see “Description of Capital Stock—Registration Rights” for a detailed description of these registration rights.

Stock Options

As of July 15, 2007, options to purchase 1,800,739 shares of our common stock with a weighted average exercise price of $5.08 per share were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. We plan to file registration statements under the Securities Act to register approximately 2,051,749 shares of common stock issuable under our 2005 Stock Option Plan. Those registrations are expected to become effective upon filing with the SEC. Accordingly, common stock registered under those registration statements will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 described above.

Warrants

As of July 15, 2007, there were fully exercisable warrants to purchase up to 598,751 shares of our common stock (on an as-exchanged and as-converted basis), with a weighted average exercise price of $13.87 per share, all of which will be outstanding upon completion of this offering. Any shares purchased pursuant to the “cashless exercise” feature of these outstanding warrants may be sold only with an effective registration statement for such shares under the Securities Act.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Lazard Capital Markets LLC and Leerink Swann & Co., Inc. are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Lazard Capital Markets LLC
Leerink Swann & Co., Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except for the issuance of (i) the shares of our common stock offered in this offering; (ii) the issuance of the shares of our common stock issuable upon the exercises conversion or exchange of options, warrants, exchangeable shares of other securities outstanding on the date of this prospectus; (iii) grants of options to purchase shares of our common stock that are reserved for issuance under our stock option plans (provided that the grantee of any such options is subject to a similar lock-up provision); (iv) issuances of shares of our common stock upon the exercise of employee stock options outstanding on the date hereof (provided that the recipient is subject to a similar lock-up provision); and (v) issuances of warrants exercisable for shares of our capital stock in connection with any debt financing arrangements. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Holders of over 95% of our securities (assuming exercise and conversion of all outstanding options and warrants), including our executive officers, directors and other senior management have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market, subject to official notice of issuance, under the symbol “TARG.”

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection herewith.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have provided and may in the future provide financial advisory, commercial banking and/or investment banking services for us for which they have received or will receive customary compensation.

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO INVESTORS

Notice to Investors Resident in Canada

Resale Restrictions

The distribution of the shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.

Representations of Purchasers

By purchasing shares of our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in shares of our common stock in their particular circumstances and about the eligibility of the shares of our commons tock for investment by the purchaser under relevant Canadian legislation.

Notice to Residents of European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the shares of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to the shares of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of our common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the shares of our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to the shares of our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and

Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of the shares of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The shares of our common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of our common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this [prospectus] or any other offering material relating to the shares of our common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

The shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of the shares of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of the shares of our common stock, and this prospectus or any other offering material relating to the shares of our common stock may not be considered an offer or the prospect of an offer to sell or exchange the shares of our common stock.

LEGAL MATTERS

Choate, Hall & Stewart LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Targanta Therapeutics Corporation at December 31, 2005 and 2006, and for the years ended May 31, 2004 and 2005, the seven months ended December 31, 2005, the year ended December 31, 2006 and for the period from May 20, 1997 (date of inception) through December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-142842) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and we intend to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, through the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Targanta Therapeutics Corporation

(A development-stage company)

Index

Page
Report of independent registered public accounting firm	F-2

Consolidated balance sheets as of December 31, 2005 and 2006, and March 31, 2007 (unaudited) and March 31, 2007 (pro forma, unaudited)	F-3

Consolidated statements of operations for the years ended May 31, 2004 and 2005, the seven-months ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and 2007 (unaudited) and the period from May 20, 1997 (date of inception) through March 31, 2007 (unaudited)	F-4

Consolidated statements of redeemable convertible preferred stock and stockholders’ (deficit) equity for the years ended May 31, 2004 and 2005, the seven-months ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2007 (unaudited) and the period from May 20, 1997 (date of inception) through March 31, 2007 (unaudited)	F-5

Consolidated statements of cash flows for the years ended May 31, 2004 and 2005, the seven-months ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and 2007 (unaudited) and the period from May 20, 1997 (date of inception) through March 31, 2007 (unaudited)	F-8

Notes to consolidated financial statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Targanta Therapeutics Corporation

We have audited the accompanying consolidated balance sheets of Targanta Therapeutics Corporation (a development-stage company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for the years ended May 31, 2004 and 2005, the seven-months ended December 31, 2005, the year ended December 31, 2006, and the period from May 20, 1997 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the years ended May 31, 2004 and 2005, the seven-months ended December 31, 2005, the year ended December 31, 2006, and the period from May 20, 1997 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Chartered Accountants

Montreal, Canada

April 20, 2007, except for Note 19.A as to which the

date is May 8, 2007 and Note 15 as to which the

date is June 22, 2007

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Balance Sheets

	December 31,		March 31, 2007
	2005	2006	Actual (unaudited)	Pro forma (unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,780,591	$12,103,702	$57,599,415	$57,599,415
Short-term investments	428,816	429,074	433,050	433,050
Investment tax credits recoverable	2,332,170	1,033,210	1,116,534	1,116,534
Prepaid expenses and other current assets	171,771	343,777	1,408,758	1,408,758

Total current assets	14,713,348	13,909,763	60,557,757	60,557,757
Property and equipment, net	1,165,138	884,042	898,687	898,687
Deferred financing costs	276,564	373,022	82,456	82,456
Deposits	14,226	47,476	47,608	47,608

Total assets	$16,169,276	$15,214,303	$61,586,508	$61,586,508

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$402,156	$1,287,669	$830,267	$830,267
Accrued expenses	3,127,644	1,359,553	1,686,152	1,686,152
Income tax payable	—	—	2,336,457	2,336,457
Deferred income tax	—	2,212,530	—	—
Current portion of capital lease obligations	80,868	—	—	—
Current portion of convertible debt	839,350	18,945,163	—	—

Total current liabilities	4,450,018	23,804,915	4,852,876	4,852,876
Note payable	6,528,886	7,297,345	7,564,609	7,564,609
Deferred rent	41,318	44,635	45,584	45,584
Deferred income tax	1,418,409	—	—	—
Long-term portion of convertible debt	8,863,096	9,570,903	—	—
Warrants to purchase shares subject to redemption	721,292	1,012,175	1,180,713	1,180,713
Series B Redeemable Convertible Preferred Stock, par value $0.0001; authorized 333,333 shares at December 31, 2005, 455,333 shares at December 31, 2006 and no shares at March 31, 2007 (actual and pro forma), 115,169 shares issued and outstanding at December 31, 2005 and 2006 and no shares at March 31, 2007 (actual and pro forma)	13,093,821	14,973,548	—	—
Commitments (Note 8)
Stockholders’ (deficit) equity:
Series A Convertible Preferred Stock, par value $0.0001; authorized 16,667 shares at December 31, 2005 and 2006 and 20,000 shares at March 31, 2007 (actual) and no shares pro forma, 15,643 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (actual) and no shares at March 31, 2007 (pro forma)	1,458,208	1,458,208	1,458,208	—
Series B Convertible Preferred Stock, par value $0.0001; authorized 245,000 shares at March 31, 2007 (actual) and no shares pro forma, 143,860 shares issued and outstanding at March 31, 2007 (actual) and none at March 31, 2007 (pro forma)	—	—	15,198,469	—
Series C Convertible Preferred Stock, par value $0.0001; authorized 14,300,000 shares at March 31, 2007 (actual) and no shares pro forma, 9,776,162 shares issued and outstanding at March 31, 2007 (actual) and none at March 31, 2007 (pro forma)	—	—	97,420,929	—
Common Stock, par value $0.0001; authorized 433,333 shares at December 31, 2005, 555,333 shares at December 31, 2006 and 32,000,000 shares at March 31, 2007 (actual and pro forma), and 20,230 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (actual) and 11,457,750 shares at March 31, 2007 (pro forma)	2	2	2	1,146
Additional paid-in capital	11,924,734	19,117,284	14,648,545	128,725,007
Accumulated other comprehensive income	1,111,959	1,518,914	1,518,914	1,518,914
Deficit accumulated during the development stage	(33,442,467)	(63,583,626)	(82,302,341)	(82,302,341)

Total stockholders’ (deficit) equity	(18,947,564)	(41,489,218)	47,942,726	47,942,726

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$16,169,276	$15,214,303	$61,586,508	$61,586,508

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Statements of Operations

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
					2006	2007
					(unaudited)		(unaudited)
Operating expenses
Research and development(1)	$5,197,778	$4,502,959	$2,318,670	$11,455,780	$2,179,176	$5,439,450	$36,186,188
Acquired in-process research and development	—	—	11,847,582	—	—	9,500,000	21,347,582
General and administrative(1)	1,505,842	1,387,976	2,108,128	3,352,635	560,883	1,934,559	13,063,888

Total operating expenses	6,703,620	5,890,935	16,274,380	14,808,415	2,740,059	16,874,009	70,597,658

Other income (expense)
Interest income	124,701	78,032	31,165	280,402	84,075	458,134	1,372,984
Interest expense	(41,418)	(211,006)	(851,639)	(14,968,026)	(4,229,156)	(2,209,559)	(18,434,335)
Foreign exchange gain (loss)	—	—	15,313	(214,436)	(9,161)	(64,418)	(263,541)
Gain on disposal of property and equipment	—	—	—	—	—	—	47,011

Other income (expense), net	83,283	(132,974)	(805,161)	(14,902,060)	(4,154,242)	(1,815,843)	(17,277,881)

Loss before income tax (expense) benefit	(6,620,337)	(6,023,909)	(17,079,541)	(29,710,475)	(6,894,301)	(18,689,852)	(87,875,539)
Income tax (expense) benefit	776,167	758,752	1,490,656	(430,684)	(98,426)	(28,863)	5,573,198

Net loss	$(5,844,170)	$(5,265,157)	$(15,588,885)	$(30,141,159)	$(6,992,727)	$(18,718,715)	$(82,302,341)

Net loss per share—basic and diluted	$(344.16)	$(305.33)	$(791.46)	$(1,582.84)	$(368.89)	$(936.41)

Weighted average number of common shares used in net loss per share—basic and diluted	20,209	20,216	20,230	20,230	20,230	20,230
Unaudited
Pro forma net loss per share—basic and diluted				$(122.86)		$(2.23)
Shares used in computing pro forma net loss per share—basic and diluted				298,918		11,457,750

(1) Amounts include stock-based compensation expense, as follows:

Research and development	$161,471	$176,372	$109,340	$194,024	$66,714	$8,520	$769,070

General and administrative	153,936	170,310	89,698	153,501	16,722	10,992	691,475

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' (Deficit) Equity

	Series B redeemable convertible preferred stock		Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Other comprehensive income (loss)	Stockholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock to founders	—	$—	—	$—	—	$—	—	$—	5,568	$53	$—	$—	$—	$53
Issuance of Series A convertible preferred stock, net of issuance costs of $39,461	—	—	15,643	1,542,372	—	—	—	—	—	—	—	—	—	1,542,372
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(30,482)	(30,482)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(195,820)	—	(195,820)

Balance at May 31, 1998	—	—	15,643	1,542,372	—	—	—	—	5,568	53	—	(195,820)	(30,482)	1,316,123
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	7,903	—	—	7,903
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(26,624)	(26,624)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(409,461)	—	(409,461)

Balance at May 31, 1999	—	—	15,643	1,542,372	—	—	—	—	5,568	53	7,903	(605,281)	(57,106)	887,941
Issuance of common stock, net of issuance costs of $82,903	—	—	—	—	—	—	—	—	13,332	2,630,433	—	—	—	2,630,433
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	13,830	—	—	13,830
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(40,246)	(40,246)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(818,053)	—	(818,053)

Balance at May 31, 2000	—	—	15,643	1,542,372	—	—	—	—	18,900	2,630,486	21,733	(1,423,334)	(97,352)	2,673,905
Issuance of common stock	—	—	—	—	—	—	—	—	6	680	—	—	—	680
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	36,943	—	—	36,943
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(65,300)	(65,300)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(916,238)	—	(916,238)

Balance at May 31, 2001	—	—	15,643	1,542,372	—	—	—	—	18,906	2,631,166	58,676	(2,339,572)	(162,652)	1,729,990
Exercise of stock options	—	—	—	—	—	—	—	—	2	263	—	—	—	263
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $121,403	34,186	4,906,249	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends on Series B redeemable convertible preferred stock	—	157,301	—	—	—	—	—	—	—	—	(157,301)	—	—	(157,301)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	54,117	—	—	54,117
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	189,227	189,227
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,409,716)	—	(1,409,716)

Balance at May 31, 2002	34,186	5,063,550	15,643	1,542,372	—	—	—	—	18,908	2,631,429	(44,508)	(3,749,288)	26,575	406,580

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' (Deficit) Equity (continued)

	Series B redeemable convertible preferred stock		Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Other comprehensive income (loss)	Stockholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Exercise of stock options	—	—	—	—	—	—	—	—	1,292	11,138	—	—	—	11,138
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $16,002	34,186	5,265,223	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends on Series B redeemable convertible preferred stock	—	624,389	—	—	—	—	—	—	—	—	(624,389)	—	—	(624,389)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	119,587	—	—	119,587
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	857,466	857,466
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,994,967)	—	(2,994,967)

Balance at May 31, 2003	68,372	10,953,162	15,643	1,542,372	—	—	—	—	20,200	2,642,567	(549,310)	(6,744,255)	884,041	(2,224,585)
Exercise of stock options	—	—	—	—	—	—	—	—	13	566	—	—	—	566
Accretion of dividends on Series B redeemable convertible preferred stock	—	1,111,059	—	—	—	—	—	—	—	—	(1,111,059)	—	—	(1,111,059)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	315,407	—	—	315,407
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	130,901	130,901
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,844,170)	—	(5,844,170)

Balance at May 31, 2004	68,372	12,064,221	15,643	1,542,372	—	—	—	—	20,213	2,643,133	(1,344,962)	(12,588,425)	1,014,942	(8,732,940)
Exercise of stock options	—	—	—	—	—	—	—	—	17	794	—	—	—	794
Accretion of dividends on Series B redeemable convertible preferred stock	—	907,459	—	—	—	—	—	—	—	—	(907,459)	—	—	(907,459)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	346,682	—	—	346,682
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	263,927	263,927
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,265,157)	—	(5,265,157)

Balance at May 31, 2005	68,372	12,971,680	15,643	1,542,372	—	—	—	—	20,230	2,643,927	(1,905,739)	(17,853,582)	1,278,869	(14,294,153)
Issuance of warrants in connection with convertible notes and beneficial conversion features	—	—	—	—	—	—	—	—	—	—	11,518,811	—	—	11,518,811
Exercise of warrant to purchase Series B redeemable convertible preferred stock	46,797	67,576	—	—	—	—	—	—	—	—	—	—	—	—
Par value adjustment related to reorganization	—	—	—	—	—	—	—	—	—	(2,643,925)	2,643,925	—	—	—
Stock issuance costs related to reorganization	—	(367,856)	—	(84,164)	—	—	—	—	—	—	(108,880)	—	—	(193,044)

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' (Deficit) Equity (continued)

	Series B redeemable convertible preferred stock		Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Other comprehensive income (loss)	Stockholders’ (deficit) equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Accretion of dividends on Series B redeemable convertible preferred stock	—	422,421	—	—	—	—	—	—	—	—	(422,421)	—	—	(422,421)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	199,038	—	—	199,038
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(166,910)	(166,910)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(15,588,885)	—	(15,588,885)

Balance at December 31, 2005	115,169	13,093,821	15,643	1,458,208	—	—	—	—	20,230	2	11,924,734	(33,442,467)	1,111,959	(18,947,564)
Accretion of dividends on Series B redeemable convertible preferred stock	—	1,879,727	—	—	—	—	—	—	—	—	(1,879,727)	—	—	(1,879,727)
Beneficial conversion feature in connection with convertible debentures	—	—	—	—	—	—	—	—	—	—	8,724,752	—	—	8,724,752
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	347,525	—	—	347,525
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	406,955	406,955
Net loss	—	—	—	—	—	—	—	—	—	—	—	(30,141,159)	—	(30,141,159)

Balance at December 31, 2006	115,169	14,973,548	15,643	1,458,208	—	—	—	—	20,230	2	19,117,284	(63,583,626)	1,518,914	(41,489,218)
Issuance of Series C convertible preferred stock and warrants for the purchase of Series C-1 convertible preferred stock and common stock and beneficial conversion features, net of issuance costs of $324,193 (unaudited)	—	—	—	—	—	—	9,776,162	97,420,929	—	—	2,762,335	—	—	100,183,264
Reversal of unamortized beneficial conversion features in connection with conversion of convertible debentures (unaudited)	—	—	—	—	—	—	—	—	—	—	(7,025,664)	—	—	(7,025,664)
Accretion of dividends on Series B redeemable convertible preferred stock (unaudited)	—	224,921	—	—	—	—	—	—	—	—	(224,921)	—	—	(224,921)
Issuance of Series B redeemable convertible preferred stock as stock dividend (unaudited)	28,691	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of Series B redeemable convertible preferred stock to Series B convertible preferred stock (unaudited)	(143,860)	(15,198,469)	—	—	143,860	15,198,469	—	—	—	—	—	—	—	15,198,469
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	19,511	—	—	19,511
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(18,718,715)	—	(18,718,715)

Balance at March 31, 2007 (unaudited)	—	$—	15,643	$1,458,208	143,860	$15,198,469	9,776,162	$97,420,929	20,230	$2	$14,648,545	$(82,302,341)	$1,518,914	$47,942,726

Conversion of convertible preferred stock into common stock (unaudited)	—	—	(15,643)	(1,458,208)	(143,860)	(15,198,469)	(9,776,162)	(97,420,929)	11,437,520	1,144	114,076,462	—	—	—

Pro forma, March 31, 2007 (unaudited)	—	$—	—	$—	—	$—	—	$—	11,457,750	$1,146	$128,725,007	$(82,302,341)	$1,518,914	$47,942,726

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Consolidated Statements of Cash Flows

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
					2006	2007
					(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(5,844,170)	$(5,265,157)	$(15,588,885)	$(30,141,159)	$(6,992,727)	$(18,718,715)	$(82,302,341)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	388,449	469,311	296,594	474,326	118,221	95,774	2,436,613
Stock-based compensation expense	315,407	346,682	199,038	347,525	83,436	19,512	1,460,544
Gain on disposal of property and equipment	—	—	—	—	—	—	(47,011)
Amortization of deferred financing costs	—	—	6,028	326,002	89,686	338,233	670,263
Acquired in-process research and development	—	—	10,847,582	—	—	7,500,000	18,347,582
Non-cash interest expense	—	186,379	840,347	14,640,192	4,138,243	1,691,465	17,358,383
Unrealized foreign exchange loss (gain)	(3,289)	(131,297)	(57,815)	277,257	23,112	248,777	(13,833)
Changes in operating assets and liabilities:
Investment tax credits recoverable	(767,107)	833,801	(1,014,803)	1,336,252	676,660	(72,678)	(716,193)
Prepaid expenses and other current assets	73,847	(14,274)	(238)	(170,884)	(84,470)	(1,061,295)	(1,357,888)
Deposits	—	—	(13,880)	(33,242)	—	—	(47,122)
Accounts payable	42,916	2,536	186,529	883,155	(100,502)	(458,463)	1,130,175
Accrued expenses	(79,643)	(202,491)	966,993	(1,779,988)	(982,747)	318,501	(776,628)
Income tax payable	—	—	—	—	—	2,336,457	2,336,457
Deferred rent	10,652	8,182	3,203	3,383	846	527	38,867
Deferred income tax	740,706	604,972	(475,853)	815,164	203,791	(2,212,530)	(222,094)

Net cash used in operating activities	(5,122,232)	(3,161,356)	(3,805,160)	(13,022,017)	(2,826,451)	(9,974,435)	(41,704,226)

Cash flows from investing activities:
Purchases of property and equipment	(603,093)	(127,732)	(6,573)	(181,468)	(64,928)	(110,421)	(1,889,998)
Proceeds from sale of property and equipment	—	—	—	—	—	—	104,810
Proceeds from maturities of short-term investments	6,258,870	396,825	418,410	440,917	440,917	426,737	8,232,037
Purchases of short-term investments	(372,356)	(396,825)	(418,410)	(440,917)	(440,917)	(426,737)	(7,850,746)

Net cash (used in) provided by investing activities	5,283,421	(127,732)	(6,573)	(181,468)	(64,928)	(110,421)	(1,403,897)

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,		For the Period from May 20, 1997 (date of inception) through March 31, 2007
					2006	2007
					(unaudited)		(unaudited)
Cash flows from financing activities:
Proceeds from bank loan	—	—	—	—	—	—	327,401
Payments on bank loan	—	—	—	—	—	—	(336,723)
Proceeds from issuance of note payable	—	4,126,984	2,343,096	—	—	—	6,470,080
Payments on note payable	(59,577)	—	(20,921)	—	—	—	(80,498)
Principal payments under capital leases	(317,711)	(328,611)	(130,402)	(83,150)	(39,138)	—	(1,273,489)
Proceeds from issuance of convertible notes	—	—	11,762,628	—	—	—	11,762,628
Payments on convertible notes	—	—	—	—	—	(2,176,850)	(2,176,850)
Proceeds from issuance of convertible debentures	—	—	—	14,028,000	—	—	14,028,000
Proceeds (costs) from issuance of preferred stock and warrants, net of issuance costs	—	—	(384,444)	—	—	57,824,663	69,154,063
Proceeds (costs) from issuance of common stock, net of issuance costs	566	794	(108,880)	—	—	—	2,535,047
Deferred financing costs	—	—	(278,463)	(420,148)	—	(82,456)	(781,067)

Net cash provided by (used in) financing activities	(376,722)	3,799,167	13,182,614	13,524,702	(39,138)	55,565,357	99,628,592

Net increase (decrease) in cash and cash equivalents	(215,533)	510,079	9,370,881	321,217	(2,930,517)	45,480,501	56,520,469
Effect of foreign currency on cash and cash equivalents	15,181	261,717	237,725	1,894	(5,184)	15,212	1,078,946

Cash and cash equivalents, beginning of period	1,600,541	1,400,189	2,171,985	11,780,591	11,780,591	12,103,702	—

Cash and cash equivalents, end of period	$1,400,189	$2,171,985	$11,780,591	$12,103,702	$8,844,890	$57,599,415	$57,599,415

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$41,418	$24,626	$5,264	$1,227	$1,227	$179,861	$360,551
Supplemental disclosure of non-cash financing activities
Discount to note payable for warrant valuation	$—	$444,444	$235,168	$—	$—	$—	$679,612
Issuance of InterMune convertible note	$—	$—	$8,847,582	$—	$—	$7,500,000	$16,347,582
Reduction of InterMune convertible note	$—	$—	$—	$—	$—	$(3,000,000)	$(3,000,000)
Discount to convertible notes for warrant valuation and beneficial conversion features	$—	$—	$11,518,811	$—	$—	$—	$11,518,811
Discount to convertible debentures for beneficial conversion features	$—	$—	$—	$8,724,752	$—	$—	$8,724,752
Conversion of convertible debt into preferred stock	$—	$—	$—	$—	$—	$(38,989,659)	$(38,989,659)
Reversal of beneficial conversion features in connection with conversion of convertible debentures	$—	$—	$—	$—	$—	$(7,025,664)	$(7,025,664)
Accretion of redeemable convertible preferred stock to redemption value	$1,111,059	$907,459	$422,421	$1,879,727	$469,932	$224,921	$5,327,277

The accompanying notes are an integral part of these consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements

(Including data applicable to unaudited periods)

1. Nature of business

Targanta Therapeutics Corporation, a Delaware corporation, was incorporated on December 6, 2005 to become the parent entity of Targanta Therapeutics Inc. (“Targanta Québec”) (previously PhageTech Inc.) and Targanta Therapeutics (Ontario) Inc. (“Targanta Ontario”) as part of a reorganization that was effective December 23, 2005. Targanta Québec, a Canadian company, was incorporated on May 20, 1997 and Targanta Ontario, a Canadian company, was incorporated on December 22, 2005. Targanta Therapeutics Corporation together with its subsidiaries (the “Company”) is a biopharmaceutical company focused on developing and commercializing antibacterial drugs to treat serious infections in the hospital setting. The Company’s pipeline includes an array of antibacterial agents in various stages of development. Oritavancin, the Company’s lead product candidate, is a once-daily, semi-synthetic glycopeptide antibiotic with rapid bactericidal activity against all studied clinically relevant serious gram-positive pathogens, including multi-resistant strains. The Company has commenced its planned principal operations; however, the Company has not generated any revenue from its operations. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. The Company’s activities are carried out at its facilities in Cambridge, Massachusetts, Indianapolis, Indiana, and Montreal, Québec, Canada and its location in Toronto, Ontario, Canada.

The Company is subject to a number of risks similar to other biopharmaceutical companies in the development stage, including but not limited to raising additional capital, development by its competitors of new technological innovations, dependence on key personnel, compliance with government regulations, market acceptance of the Company’s products, and protection of proprietary technology. If it does not successfully commercialize any of its product candidates, it will be unable to generate product revenue or achieve profitability. To date, the Company has financed its cash requirements primarily through issuances of equity and debt securities, loan facilities, investment tax credits, capital leases and interest income. As of December 31, 2006 and March 31, 2007, the Company had a deficit accumulated during the development stage of $63.6 million and $82.3 million, respectively. It expects to continue to incur operating losses over the next several years and it may never be profitable.

Reorganization

On December 23, 2005, the Company effected a reorganization of the beneficial ownership structure of Targanta Québec. Pursuant to this reorganization the following changes were made:

i.	The Common Shares of Targanta Québec were exchanged on a one-for-one basis into Common Exchangeable Shares of Targanta Québec and each holder of such Common Exchangeable Shares was issued the same number of shares of Common Special Voting Stock of the Company.

ii.	The Class A-l Preferred Shares of Targanta Québec were exchanged on a one-for-one basis into Class A Preferred Exchangeable Shares of Targanta Québec and each holder of such Class A Preferred Exchangeable Shares was issued the same number of shares of Series A Special Voting Stock of the Company.

iii.	The Class A-2 Preferred Shares of Targanta Québec were exchanged on a one-for-one basis into Class B Preferred Exchangeable Shares of Targanta Québec and each holder of such Class B Preferred Exchangeable Shares was issued the same number of shares of Series B Special Voting Stock of the Company.

iv.	A new class of shares was created and designated New Common Shares and these shares were issued to the Company to reflect its ownership of Targanta Québec.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

1. Nature of business (continued)

The Company accounted for the reorganization in accordance with Emerging Issues Task Force (“EITF”) Issue No. 90-5, Exchanges of Ownership Interests between Entities under Common Control (“EITF 90-5”). As the transaction was an exchange of stock between companies under common control, and the only assets of the combined entity after the exchange were those of the subsidiary prior to the exchange, a change in ownership did not take place and the exchange was accounted for based on the carrying amounts of the subsidiary’s assets and liabilities.

Targanta Ontario

At the same time as the reorganization, the Company formed Targanta Ontario. As of March 31, 2007, the capital structure of Targanta Ontario consists of Common Shares (which are held entirely by the Company), Common Exchangeable Shares, Class B Preferred Exchangeable Shares and Class C Preferred Exchangeable Shares.

Exchangeable Shares

The Common Exchangeable Shares, Class A Preferred Exchangeable Shares, Class B Preferred Exchangeable Shares and Class C Preferred Exchangeable Shares of Targanta Québec and Targanta Ontario (collectively, the “Exchangeable Shares”) exist to facilitate the investment of capital by certain venture capital corporations who may only invest in Canadian incorporated companies or the tax concerns of certain other Canadian resident investors. The Exchangeable Shares are securities of the Company’s wholly-owned subsidiaries (on an as-if exchanged basis), Targanta Québec and Targanta Ontario, which securities entitle the holders to dividends and other rights economically equivalent to those of the Company’s Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock (previously classified as the Series B Redeemable Convertible Preferred Stock) and Series C Convertible Preferred Stock (collectively, the “Convertible Preferred Stock”). The Exchangeable Shares can be exchanged at the option of their holders on the occurrence of certain events and shall automatically be exchanged upon the liquidation of the Company (including a qualified public offering) for the corresponding shares of the Company’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Common Stock on a share-for-share basis (subject to adjustment).

Special voting stock

The Company has also authorized and outstanding shares of Common Special Voting Stock, Series A Special Voting Stock, Series B Special Voting Stock and Series C Special Voting Stock (collectively, the “Special Voting Stock”). The Special Voting Stock exists for the benefit of the holders of Exchangeable Shares and each holder of an Exchangeable Share receives a share of the like class or series of Special Voting Stock. By holding shares of Special Voting Stock, the holders of Exchangeable Shares are entitled to voting rights in the Company (whether at stockholder meetings or in actions taken by written consent of the Company’s stockholders). The Special Voting Stock does not participate in any liquidation event of the Company, is not convertible and is not entitled to receive dividends or any other economic rights.

If the number or class of Exchangeable Shares held by a holder changes, a like change shall be made to the shares of Special Voting Stock held by such holder. Therefore, if a holder of Class A Preferred Exchangeable Shares, Class B Preferred Exchangeable Shares or Class C Preferred Exchangeable Shares of either Targanta Québec or Targanta Ontario converts such shares into Common Exchangeable Shares of such issuer, the corresponding shares of Series A Special Voting Stock, Series B Special Voting Stock or Series C Special Voting Stock held by such holder shall automatically be converted into shares of Common Special Voting Stock.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

1. Nature of business (continued)

In the accompanying consolidated financial statements, all share amounts are presented on an as-if exchanged basis. The Exchangeable Shares issued by Targanta Québec and Targanta Ontario and the Special Voting Stock are treated as if the Exchangeable Shares were exchanged for shares of the corresponding class or series of capital stock of the Company and the Special Voting Stock had been consolidated into the corresponding class or series of shares of the Company. By way of example, the outstanding Class A Preferred Exchangeable Shares of Targanta Québec and related shares of Series A Special Voting Stock of the Company are shown as outstanding shares of Series A Convertible Preferred Stock. On an as-if exchanged basis, Targanta Québec and Targanta Ontario are treated as wholly-owned subsidiaries.

2. Summary of significant accounting policies

Unaudited interim consolidated financial information

The accompanying interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007, and the consolidated statements of redeemable convertible preferred stock and stockholders’ (deficit) equity for the three months ended March 31, 2007 including notes thereto are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring accruals necessary for the fair presentation of the Company’s financial position as of March 31, 2007 and its results of operations and its cash flows for the three months ended March 31, 2006 and 2007 except for the adoption of FIN 48 as discussed below.

Unaudited pro forma presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of redeemable convertible preferred stock and stockholders’ (deficit) equity reflect the expected automatic conversion of the outstanding shares of Convertible Preferred Stock into 11,437,520 shares of Common Stock as though the completion of the initial public offering contemplated by the filing of this prospectus had occurred on March 31, 2007. Shares of Common Stock issued in the initial public offering and any related estimated net proceeds are excluded from such pro forma information. In addition, the Company has outstanding and exercisable warrants to purchase 6,837 shares of Series B Convertible Preferred Stock, 484,354 shares of Series C Convertible Preferred Stock and 29,855 shares of Common Stock. The warrants to purchase Series B Convertible Preferred Stock and Series C Convertible Preferred Stock will convert into warrants to purchase an equal number of shares of Common Stock.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

The following unaudited pro forma consolidated statements of operations assume the conversion of all Convertible Preferred Stock, redeemable convertible preferred stock and convertible debt at January 1, 2006 and January 1, 2007 (or at the original date of issuance, if later), the exclusion of interest expense recorded during 2006 and the three months ended March 31, 2007 applicable to the convertible debt and the recognition as interest expense of the unamortized debt discount related to the beneficial conversion features and the unamortized deferred financing costs related to the convertible debt.

	Year Ended December 31, 2006 Pro forma	Three Months Ended March 31, 2007 Pro forma
Operating expenses
Research and development	$11,455,780	$5,439,450
Acquired in-process research and development	—	9,500,000
General and administrative	3,352,635	1,934,559

Total expenses	14,808,415	16,874,009

Other income (expense)
Interest income	280,402	458,134
Interest expense	(21,551,773)	(8,999,249)
Foreign exchange loss	(214,436)	(64,418)

Other income (expense), net	(21,485,807)	(8,605,533)

Loss before income tax expense	(36,294,222)	(25,479,542)
Income tax expense	(430,684)	(28,863)

Net loss	$(36,724,906)	$(25,508,405)

Change in fiscal year

In December 2005, in conjunction with the reorganization, the Company assumed the fiscal year of Targanta Therapeutics Corporation which is the year ending on December 31. Prior to the reorganization, the Company followed the fiscal year of Targanta Québec which was the year ending May 31. These consolidated financial statements include the results of the Company’s operations and its cash flows for the years ended May 31, 2004 and 2005, the seven months ended December 31, 2005 (the “Transition Period”), the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007.

Stock split

On January 31, 2007, the Company’s Board of Directors and stockholders authorized a 1:150 reverse stock split for all authorized and outstanding shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Common Stock. Consequently, all share information has been retroactively restated to reflect the reverse stock split.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Targanta Québec and Targanta Ontario (on an as-if exchanged basis). All significant intercompany accounts and transactions have been eliminated.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates. Changes in estimates are recorded in the period in which they become known.

The Company also utilizes significant estimates and assumptions in determining the fair value of its Common Stock. The Company has historically granted stock options at exercise prices not less than the fair market value of its Common Stock as determined by the Board of Directors, with input from management. The Board of Directors has historically determined the estimated fair market value of the Company’s Common Stock on the date of grant based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of Convertible Preferred Stock, the superior rights and preferences of securities senior to the Company’s Common Stock at the time of each grant and, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company.

The following table presents the grant dates and related exercise prices of stock options granted to employees in 2006:

	Number of options granted	Exercise price
March 29, 2006	11,079	$36.00
March 29, 2006	500	$48.63
July 13, 2006	4,263	$36.00
October 17, 2006	13,832	$70.50
November 10, 2006	3,055	$70.50

Total	32,729

The Company did not grant any stock options in the three months ended March 31, 2007.

At the time of each of these stock option grants, the Board of Directors, with input from management, established the applicable exercise price based on the various objective and subjective factors noted above.

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for an initial public offering (“IPO”), the Company performed retrospective valuations of its Common Stock as of January 1, 2006 and September 30, 2006. The valuation methodologies used in the retrospective valuations are consistent with the American Institute of Certified Public Accountant’s Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). The Company believes that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential IPO had accelerated significantly since the time the Company’s Board of Directors set the exercise prices for these option grants.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

In each of the retrospective valuations, the Company used the Market Approach to estimate the aggregate future enterprise value of the Company under an IPO scenario, sale scenario and dissolution scenario. In applying the Market Approach in the IPO scenario, the Company used the Guideline Public Company Method as described in the Practice Aid. Under this method, the Company identified seven comparable publicly-traded biotechnology companies (the “Guideline Companies”) that either (1) are focused on the development of antiinfectives, (2) currently have one primary marketed product, or (3) are currently developing a product in Phase 3 clinical trials. The Company used the average of the Guideline Companies’ trailing twelve-month revenues to estimate twelve additional months of revenue and the enterprise values of the companies as of the valuation dates, and then computed the enterprise value-to-revenue multiples for each Guideline Company. The Company then applied the average enterprise value-to-revenue multiple to its estimated 2008 revenues (its estimate of the date of its first commercial revenues) to estimate the future enterprise value of the Company. The Company used this value as the enterprise value in the IPO scenario of the Probability Weighted Expected Return Method.

In applying the Market Approach in the sale scenario, the Company analyzed sale transactions of similar biotechnology companies. The value used was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidate, oritavancin, would be at December 2007, the estimated date a sale or merger would be consummated.

In applying the Market Approach in the dissolution scenario, the Company assumed a sale of its existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation preference.

In order to allocate the enterprise values to the Common Stock, the Company used the Probability Weighted Expected Return Method described in the Practice Aid. Under this method, the value of the Company’s Common Stock is estimated based upon an analysis of future values for the Company assuming various future outcomes, the timing of which is based on the plans of the Board of Directors and management. Under this approach, share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the rights of each share class. The Company estimated the fair market value of the Company’s Common Stock using a probability-weighted analysis of the present value of the returns afforded to the Company’s shareholders under each of three possible future scenarios. Two of the scenarios assumed a shareholder exit, either through an IPO or a sale of the Company. The third scenario assumed a liquidation or dissolution of the Company at a value that is less than the cumulative amounts invested by the Company’s preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of the Company’s Common Stock were calculated using assumptions including: the expected pre-money or sale valuations based on the Market Approach (as discussed above), the expected dates of the future expected IPO or sale, and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of the Company’s Common Stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale (as discussed above), the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for the Company’s Common Stock under each scenario was probability weighted based on the Company’s estimate of the relative occurrence of each scenario.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

2. Summary of significant accounting policies (continued)

In the retrospective valuations for January and September 2006, the Company’s assumptions for the three potential future outcomes were as follows: (i) the Company becomes a public company in May 2007 (“IPO Scenario”), (ii) the Company is acquired in December 2007 for a premium (“Sale Scenario”), and (iii) the Company is acquired in December 2007 for less than the liquidation value of preferred stock (“Dissolution Scenario”).

The Company used a 35% probability weight for the IPO Scenario in its January 2006 retrospective valuation and increased this percentage to 40% in the September 2006 retrospective valuation as the Company achieved significant business milestones, as coverage of the Company increased, as the Company progressed in its meetings with the United States Food and Drug Administration (“FDA”) in 2006 and as discussions with institutional investors increased in late 2006.

This increase in the probability weight assigned to the IPO Scenario caused the value ascribed to the Company’s Common Stock to increase. Under the IPO Scenario, the fair value of Common Stock was calculated using the expected aggregate enterprise valuations and a risk-adjusted discount rate of 16% based on the estimated timing of a potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in the Company’s Common Stock. An appropriate rate of return required by a hypothetical investor was determined based on the Company’s calculated cost of capital. The Company’s calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate.

The fair value of the Company’s Common Stock under the Sale Scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to Common Stock and in the Dissolution Scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of the Series A Convertible Preferred Stock and the Series B Redeemable Convertible Preferred Stock. In both scenarios, the total estimated enterprise value was reduced by the repayment of the outstanding debt.

The estimated fair market value of the Company’s Common Stock at each valuation date is equal to the sum of the probability weighted present values for each scenario. The Company incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted. The retrospective valuations generated per share fair values of the Company’s Common Stock of $4.53 and $5.76 for January and September 2006, respectively. Since the exercise prices of the Company’s stock options were in excess of the fair value of its Common Stock derived from the retrospective valuations, there was no intrinsic value at either valuation date.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less at acquisition date to be cash equivalents. At December 31, 2005 and 2006 and March 31, 2007, the Company’s cash equivalents include amounts held in certificates of deposit and an overnight investment account.

Short-term investments

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). In accordance with SFAS No. 115, the Company has classified all of its investments as available-for-sale at December 31, 2005 and 2006 and March 31, 2007. The investments are reported at fair value, with any unrealized gains or losses reported as a separate component of stockholders’ (deficit) equity as accumulated other comprehensive income (loss).

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

Concentration of credit risk

The Company maintains its cash and cash equivalents and short-term investments with high quality financial institutions, and accordingly, are subject to minimal credit risk. Short-term investments, which consist of a single guaranteed investment certificate, are invested in a Canadian financial institution. Investment tax credits recoverable were due from the Canadian Federal and Québec provincial governments. The Company does not maintain foreign exchange contracts or other off-balance sheet financial instruments.

Fair value of financial instruments

Cash and cash equivalents, investments, receivables, accounts payable, accrued expenses and short-term convertible debt are carried at amounts that approximate fair value at December 31, 2005 and 2006 and March 31, 2007 due to their short-term maturities.

The long-term convertible debt approximates fair value at December 31, 2005 and 2006 as it is calculated using a discounted cash flow model with an incremental borrowing rate.

Property and equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Assets held under capitalized leases are stated at the present value of future minimum lease obligations. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related lease.

Repair and maintenance expenditures are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing equipment, are capitalized and depreciated. When equipment is retired or otherwise disposed of, the cost of such equipment and the related accumulated depreciation are removed from the accounts. Any resulting gain or loss is included in the determination of net loss.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 further refines the requirements of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows, and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. The Company has concluded that none of its long-lived assets were impaired at each balance sheet date.

Research and development costs

The Company charges research and development costs to operations as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs. Research and development costs are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research-related overhead, contracted services, license fees, and other external costs. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

Net loss per share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the period. The Company’s potentially dilutive shares, which include convertible debt, Convertible Preferred Stock, outstanding Common Stock options and common and preferred stock warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31,
					2006	2007
					(unaudited)
As reported:
Net loss	$(5,844,170)	$(5,265,157)	$(15,588,885)	$(30,141,159)	$(6,992,727)	$(18,718,715)
Accretion of Series B Redeemable Convertible Preferred Stock dividends	(1,111,059)	(907,459)	(422,421)	(1,879,727)	(469,932)	(224,921)

Net loss applicable to common stockholders	(6,955,229)	(6,172,616)	(16,011,306)	(32,020,886)	(7,462,659)	(18,943,636)

Weighted-average number of common shares used in net loss per share—basic and diluted	20,209	20,216	20,230	20,230	20,230	20,230

Net loss per share applicable to common stockholders—basic and diluted	$(344.16)	$(305.33)	$(791.46)	$(1,582.84)	$(368.89)	$(936.41)

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as of May 31, 2004 and 2005, December 31, 2005 and 2006 and March 31, 2006 and 2007 , as they would be anti-dilutive.

	May 31, 2004	May 31, 2005	December 31, 2005	December 31, 2006	March 31, 2006	March 31, 2007
					(unaudited)
Convertible Preferred Stock	93,502	98,051	146,965	156,387	149,321	9,935,665
Convertible debt	—	—	59,338	178,675	60,492	—
Warrants outstanding	—	4,444	6,837	6,837	6,837	522,409
Options outstanding	16,006	14,200	13,789	46,017	24,957	46,017

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

Unaudited pro forma net loss per share assuming the conversion of all Convertible Preferred Stock and convertible debt at the beginning of the period (or at the original date of issuance, if later) is as follows:

	December 31, 2006	March 31, 2007
Unaudited:
Net loss, as reported:	$(30,141,159)	$(18,718,715)
Interest expense on convertible debt	(6,583,747)	(6,789,690)

Net loss applicable to common stockholders	(36,724,906)	(25,508,405)

Weighted-average number of common shares outstanding	20,230	20,230
Weighted-average number of common shares assuming conversion of all Convertible Preferred Stock and convertible debt at the beginning of the period (or at the original date of issuance, if later)	278,688	11,437,520

Weighted-average common shares used in computing pro forma net loss per share	298,918	11,457,750

Pro forma net loss per share—basic and diluted	$(122.86)	$(2.23)

Stock-based compensation

The Company adopted SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123(R)”), effective January 1, 2006. SFAS No. 123(R) requires the recognition of the fair value of stock-based compensation in the Company’s consolidated statements of operations. The Company elected the modified prospective transition method for adopting SFAS No. 123(R). Under this method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption and results for prior periods have not been restated. As a result of the adoption of SFAS No. 123(R), the change in the Company’s net loss for the year ended December 31, 2006 was not material. Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the value of the awards that will be forfeited in calculating compensation costs, which is recognized over the requisite service period of the awards on a straight-line basis. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), share-based payment expense was adjusted for actual forfeitures as they occurred. The cumulative effect of the change in accounting for forfeitures was not material to the consolidated financial statements.

From inception and prior to January 1, 2006, the Company accounted for employee stock-based compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), which required that stock-based compensation cost be measured at the grant date based on the fair value of the award and be recognized as expense over the vesting period. The fair value of options to purchase common stock granted to employees (determined using the Black-Scholes option-pricing model) was being expensed over the vesting period of the related stock-based award. The options are exercisable over a ten-year period from the date of grant or such lesser period of time as the Board of Directors may approve. The options vest over a period of three to five years or such lesser period of time as the Board of Directors may approve.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

2. Summary of significant accounting policies (continued)

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

Comprehensive income (loss)

The Company has applied SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss) be reported in the consolidated financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other than the Company’s net loss, the only other element of comprehensive income (loss) impacting the Company is cumulative foreign currency translation adjustments. Comprehensive income (loss) is reflected in the consolidated statements of redeemable convertible preferred stock and stockholders’ (deficit) equity.

Foreign currency translation

For the cumulative period ended December 31, 2006, the financial statements of Targanta Québec were measured using the local currency as the functional currency, with results of operations and cash flows translated at average exchange rates during the period, and assets and liabilities translated at end of period exchange rates. For Targanta Québec, translation adjustments were excluded from the determination of net loss and were accumulated in a separate component of accumulated other comprehensive income (loss) in stockholders’ (deficit) equity. Effective January 1, 2007, the financial statements of Targanta Québec were measured using the United States dollar as the functional currency. As a result of this change in functional currency, beginning with January 1, 2007, translation adjustments resulting from the financial statements of Targanta Québec are included in the determination of net loss. Translation adjustments resulting from the financial statements of Targanta Ontario which uses the United States dollar as the functional currency are included in the determination of net loss.

Income taxes

The Company uses the liability method to account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes and in accordance with FIN 48 effective January 1, 2007. Deferred tax assets and liabilities are determined for the expected future tax consequences of temporary differences between the Company’s consolidated financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax assets to the amount that will more likely than not be realized.

Canadian Part VI.I tax

The Company has accrued the potential Canadian Part VI.I tax related to the cumulative dividend on the Series B Redeemable Convertible Preferred Stock. The Company applied the provisions of EITF Issue No. 95-9, Accounting for Tax Effects of Dividends in France in Accordance with FASB Statement No. 109, in accounting for the Canadian Part VI.I tax, which states that unless specific criteria are met, taxes on distributions should be treated as an income tax expense. The Company recorded the Part VI.I tax liability as a charge to income tax expense in the statements of operations and as (1) a long-term deferred tax liability in the December 31, 2005 consolidated balance sheet, and (2) a current deferred tax liability in the December 31, 2006 consolidated balance sheet since the January 2007 dividend payment was both planned and probable at that time. The Part VI.I tax liability is presented as a current tax liability in the March 31, 2007 consolidated balance sheet.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

Investment tax credits and government assistance

Canadian federal and Québec and Ontario provincial investment tax credits are accounted for as a reduction of the income tax expense in the period in which the credits are earned and when there is reasonable assurance of their recovery.

Government assistance in connection with research and development activities is recognized as a reduction of research and development expense in the period that the related expenditure is incurred.

Guarantees

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors and officers’ insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

The Company is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions that obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain.

The Company leases office space under several non-cancelable operating leases. The Company has a standard indemnification arrangement under the leases that requires it to indemnify the landlords against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the Company’s leases.

As of December 31, 2005 and 2006 and March 31, 2007, the Company had not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment and geographic information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only two geographic segments, the United States and Canada.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

2. Summary of significant accounting policies (continued)

The Company’s long-lived assets included the following:

	May 31, 2004	May 31, 2005	December 31, 2005	December 31, 2006	March 31, 2007
					(unaudited)
Property and equipment
Domestic	$—	$—	$—	$118,904	$210,584
Canada	1,566,317	1,363,010	1,165,138	765,138	688,103

Total	$1,566,317	$1,363,010	$1,165,138	$884,042	$898,687

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS No. 157; however, it does not believe that the adoption of SFAS No. 157 will have a material effect on its consolidated financial statements.

Reclassifications

Certain reclassifications were made to prior year balances to conform to the March 31, 2007 presentation.

3. Strategic agreements

The Company has entered into research, development, technology transfer and commercialization arrangements with pharmaceutical and biotechnology companies relating to different therapeutic products. These agreements may require the Company to pay various combinations of license fees, additional payments contingent upon the Company’s achievement of research and regulatory milestones and royalties if the Company is successful in developing and commercializing products.

InterMune, Inc.

On December 23, 2005, the Company entered into an Asset Purchase Agreement with InterMune, Inc. (“InterMune”) whereby the Company purchased the worldwide patent rights to the oritavancin compound and related assets from InterMune. The terms of the Asset Purchase Agreement include an initial payment of $1.0 million at closing, a second $1.0 million payment to InterMune in December 2006, a contingent milestone

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

3. Strategic agreements (continued)

payment of $2.0 million when the Company receives FDA authorization to conduct clinical studies and an additional contingent milestone payment of $5.0 million upon receiving approval from the FDA necessary for the sale of oritavancin in the United States. The terms of the Asset Purchase Agreement also included a payment of $1.0 million at closing to Eli Lilly and Company (“Lilly”). InterMune also received a seat on the Company’s Board of Directors. The Company paid to InterMune the $1.0 million payments in each of December 2005 and December 2006 and paid the $2.0 million milestone payment in January 2007 upon receiving FDA authorization to conduct clinical studies. In January 2006 the Company paid to Lilly the $1.0 million due in December 2005. The initial payments to InterMune and Lilly were recorded as acquired in-process research and development expenses in the consolidated financial statements for the seven-month period ended December 31, 2005. The milestone payment made to InterMune in January 2007 was recorded as acquired in-process research and development expenses in the consolidated financial statements for the three months ended March 31, 2007. The Company also issued an interest free convertible promissory note to InterMune initially valued at $13.0 million in principal that, assuming certain clinical milestones are achieved, could be valued at up to $25.0 million in principal, which note is initially secured by the oritavancin assets (see Note 9). The Company recorded the present value of this convertible promissory note of approximately $8.8 million at December 31, 2005 as acquired in-process research and development expenses. Upon the closing of a third party financing by the Company resulting in gross proceeds to the Company of at least $10.0 million, the note automatically converts into convertible preferred stock of the Company, subject to certain limitations in the amount of voting stock that InterMune may hold. As discussed in Note 9, the convertible promissory note converted into 956,794 shares of convertible preferred stock in February 2007 when the Company closed on its Series C convertible preferred stock financing.

Eli Lilly and Company

In connection with the December 23, 2005 closing of the Asset Purchase Agreement, InterMune assigned to the Company its rights to oritavancin under a License Agreement between InterMune and Lilly. Under the License Agreement, the Company received an exclusive license from Lilly for the worldwide rights to develop and commercialize oritavancin in exchange for future milestone and royalty payments.

The Company will make a $10.0 million milestone payment upon receiving FDA (or equivalent foreign regulatory agency) approval for the first indication (as defined in the License Agreement) and a second $10.0 million milestone payment to Lilly upon receiving FDA (or equivalent foreign regulatory agency) approval for a second indication (as defined in the License Agreement). A $15.0 million milestone payment will also be made in the first year that the Company exceeds certain revenue amounts defined in the License Agreement. The Company has not made any milestone or royalty payments under the License Agreement through March 31, 2007.

The Company’s rights to the licensed products under the License Agreement could revert to Lilly if the Company commits a material breach of the agreement. The License Agreement will, in general, expire for each country in which licensed product is sold ten years from the date of first commercial sale in such country, or if there is a valid and enforceable claim that would preclude the sale or other disposition of licensed product in such country, the period of time from the effective date of the License Agreement until the expiration in such country of the last valid and enforceable claim. Following expiration of the License Agreement in any country, the Company will retain in such country a fully paid-up, perpetual, irrevocable, exclusive, sublicenseable license to the patents, know-how, and other intellectual property rights licensed under the License Agreement.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

3. Strategic agreements (continued)

ElizaNor Biopharmaceuticals, Inc.

On November 8, 2005, the Company entered into a license agreement (the “ElizaNor License Agreement”) with ElizaNor Biopharmaceuticals, Inc. (“ElizaNor”) under which the Company received a worldwide non-exclusive license to develop and commercialize licensed products based on patents and technology related to therapeutic derivatives of diphosphonates in exchange for future fees and royalty payments. On June 30, 2006, the Company and ElizaNor amended the ElizaNor License Agreement to update certain payment terms. The Company paid ElizaNor a technology access fee of $110,000 in December 2005 that was charged to research and development in that period and will pay a license fee of approximately $1.1 million consisting of $300,000 in time based payments and $850,000 in contingent payments. The Company made a license fee payment of $55,000 in 2006 and $245,000 in January 2007, both of which were accrued for and charged to research and development expenses in the seven-month period ended December 31, 2005. The following milestone payments will also be due under the ElizaNor License Agreement (as amended): (i) $100,000 when the Company files its first investigational new drug application with the FDA for a licensed product, (ii) $250,000 at the time of a successful phase 2 meeting with the FDA relating to the first licensed product, and (iii) $500,000 payment when the Company receives FDA approval for the first licensed product.

The Company’s rights to the licensed products under the ElizaNor License Agreement could revert to ElizaNor if the Company commits a material breach of the agreement. The ElizaNor License Agreement will automatically terminate, on a country-by-country basis, upon the expiry of the last to expire patents in the relevant country.

McGill University

Pursuant to a license agreement with McGill University, the Company has agreed to pay a royalty of 2% of its net revenues stemming from products derived from its phage technology through 2012.

4. Short-term investments

Short-term investments included the following at December 31, 2005 and 2006 and March 31, 2007:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2005—Guaranteed investment certificate
Due in one year or less	$428,816	$—	$—	$428,816

	$428,816	$—	$—	$428,816

December 31, 2006—Guaranteed investment certificate
Due in one year or less	$429,074	$—	$—	$429,074

	$429,074	$—	$—	$429,074

March 31, 2007 (unaudited)—Guaranteed investment certificate
Due in one year or less	$433,050	$—	$—	$433,050

	$433,050	$—	$—	$433,050

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

4. Short-term investments (continued)

The Company reviews its investments for other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses.

5. Property and equipment

Property and equipment consists of the following:

	Estimated useful life	December 31,		March 31, 2007
		2005	2006
				(unaudited)
Computer equipment	3 years	$153,151	$280,923	$271,584
Machinery and equipment	3 to 5 years	2,578,519	2,588,138	2,582,390
Furniture and fixtures	5 years	63,063	107,723	149,584
Leasehold improvements	2 to 10 years	520,223	520,536	604,181

		3,314,956	3,497,320	3,607,739
Less: Accumulated depreciation		(2,149,818)	(2,613,278)	(2,709,052)

		$1,165,138	$884,042	$898,687

Depreciation and amortization expense, which includes amortization of assets recorded under capital leases, was $388,449 and $469,311 for the years ended May 31, 2004 and 2005, respectively, $296,594 for the seven months ended December 31, 2005, $474,326 for the year ended December 31, 2006, $118,221 and $95,774 for the three months ended March 31, 2006 and 2007, respectively, and $2,436,613 for the period from May 20, 1997 (date of inception) to March 31, 2007.

6. Accrued expenses

Accrued expenses consist of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Payroll and benefits	$37,683	$590,792	$652,992
Accrued payments on Asset Purchase Agreement	2,000,000	—	—
License fees	300,000	258,900	—
Professional fees	582,965	229,817	468,255
Other expenses	206,996	280,044	564,905

	$3,127,644	$1,359,553	$1,686,152

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

7. Patent costs

The Company incurred and charged to operations legal and other fees related to patents of $132,892 and $99,584 for the years ended May 31, 2004 and 2005, respectively, $432,929 for the seven months ended December 31, 2005, $680,881 for the year ended December 31, 2006, $155,576 and $322,867 for the three months ended March 31, 2006 and 2007, respectively, and $2,142,692 for the period from May 20, 1997 (date of inception) to March 31, 2007. These costs were charged to general and administrative expenses.

8. Commitments

Lease obligations

The Company conducts its operations in leased facilities with a combination of leased and owned equipment. At December 31, 2005 and 2006 and March 31, 2007, the Company has equipment under capital leases totaling $1,471,542, $1,491,046 and $1,472,943, respectively, with related accumulated depreciation of $1,170,587, $1,370,753 and $1,398,265, respectively. Such amounts are included in the appropriate categories of property and equipment in Note 5.

The Company leases its laboratory and office space under operating lease agreements with various terms and renewal options with lease expirations ranging from 2008 through 2012. In addition to minimum lease commitments, these lease agreements require the Company to pay its pro rata share of property taxes and building operating expenses.

Future minimum lease payments under noncancelable operating leases as of December 31, 2006 are approximately as follows:

Year Ending December 31,
2007	$366,700
2008	301,400
2009	195,000
2010	194,000
2011	198,100
Thereafter	66,500

$1,321,700

Total rent expense, which includes rent for buildings and equipment, was $367,392 and $511,194 for the years ended May 31, 2004 and 2005, respectively, $364,008 for the seven months ended December 31, 2005, $869,795 for the year ended December 31, 2006, $174,532 and $264,336 for the three months ended March 31, 2006 and 2007, respectively, and $2,858,753 for the period from May 20, 1997 (date of inception) to March 31, 2007.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

9. Convertible debt

Convertible debt consists of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
First Tranche Convertible Notes, 8% interest, due on or after October 24, 2006	$333,059	$1,640,939	$—
Second Tranche Convertible Notes, 8% interest, due on or after October 24, 2006	506,291	11,142,060	—
InterMune Convertible Note, non-interest bearing, due December 23, 2010	8,863,096	9,570,903	—
Convertible Debentures, 8% interest, due June 30, 2007	—	6,162,164	—

	9,702,446	28,516,066	—

Less: Current portion of convertible debt	(839,350)	(18,945,163)	—

Long-term portion of convertible debt	$8,863,096	$9,570,903	$—

First tranche convertible notes

On October 24, 2005, the Company completed the first tranche of a two tranche convertible note financing (“First Tranche Convertible Notes”) for gross proceeds of approximately $1.5 million (CAN$1.7 million). At December 31, 2006, the First Tranche Convertible Notes, plus accrued interest, are convertible into 8,225 shares of Series B Redeemable Convertible Preferred Stock.

In conjunction with the sale of the First Tranche Convertible Notes, the Company issued to the purchasers of the First Tranche Convertible Notes warrants exercisable for a total of 5,600 shares of Series B Redeemable Convertible Preferred Stock at an exercise price of $1.29 per share. These warrants were exercised on December 23, 2005 for gross proceeds to the Company of approximately $7,200.

Second tranche convertible notes

On December 23, 2005, the Company sold the second tranche of convertible notes (“Second Tranche Convertible Notes”) for gross proceeds of $10.3 million (together with the First Tranche Convertible Notes, the “Convertible Notes”). At December 31, 2006, the Second Tranche Convertible notes, plus accrued interest, are convertible into 55,849 shares of Series B Redeemable Convertible Preferred Stock.

In conjunction with the sale of the Second Tranche Convertible Notes, the Company issued to the purchasers of the Second Tranche Convertible Notes warrants exercisable for a total of 41,197 shares of Series B Redeemable Convertible Preferred Stock at an exercise price of $1.50 per share. These warrants were exercised on December 23, 2005 for gross proceeds to the Company of approximately $61,800.

The Convertible Notes bear interest at 8% per annum and are due on or after October 24, 2006 upon written demand by holders of 60% of the total outstanding Convertible Notes. The Convertible Notes can not be repaid until such time that the IQ Loan Facility (as defined in Note 10 below) is repaid in full and the Convertible Notes remained outstanding at December 31, 2006.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

9. Convertible debt (continued)

The Convertible Notes automatically convert into equity securities to be issued by the Company during the next round of third party financing in which the Company receives gross proceeds of at least $10.0 million, the terms of which will be determined at such time the financing occurs. Holders of the First Tranche Convertible Notes are entitled to convert their notes at a 50% discount to the per share price paid in the third party financing. Holders of the Second Tranche Convertible Notes are entitled to convert their notes at the per share price paid in the third party financing. At the option of the holders, the Convertible Notes are convertible into shares of Series B Redeemable Convertible Preferred Stock at any time prior to redemption or mandatory conversion at the original Series B Redeemable Convertible Preferred Stock issue price.

The Convertible Notes were accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB No. 14”), EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”) and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”).

Under the provisions of APB No. 14, the Company allocated the proceeds received from the issuance of the Convertible Notes between the debt and the warrants to purchase Series B Redeemable Preferred Stock based on their relative fair values at the time of issuance. The fair value of the warrants was determined using the Black-Scholes option pricing model with a volatility factor of 35.9%, a risk free interest rate of 4.3%, no dividend yield and a contractual life of 3 years. The fair value of the Convertible Notes was determined using a discounted cash flow model with a 35% discount rate. Based on the relative fair values of the warrants and the First Tranche Convertible Notes, approximately $777,000 of the proceeds from the First Tranche Convertible Notes were allocated to the debt and approximately $723,000 of proceeds were allocated to the warrants. Based on the relative fair values of the warrants and the Second Tranche Convertible Notes, approximately $5.3 million of the proceeds from the Second Tranche Convertible Notes were allocated to the debt and approximately $5.0 million of proceeds were allocated to the warrants. The discount on the Convertible Notes is being amortized to interest expense in the consolidated statements of operations over the term of the respective Convertible Notes.

In accordance with the guidance included in EITF 98-5 and EITF 00-27, the Company recorded approximately $721,000 of the proceeds allocated to the First Tranche Convertible Notes and approximately $5.0 million of the proceeds allocated to the Second Tranche Convertible Notes as a beneficial conversion feature with a corresponding credit recorded as additional paid-in capital. The respective beneficial conversion feature is being amortized as additional debt discount over the term of the respective Convertible Notes and recorded as interest expense in the consolidated statements of operations.

Approximately $513,900, $11,032,200, $3,229,600 and $0 of interest expense for the seven months ended December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, respectively, was attributable to the amortization of the debt discount on the Convertible Notes.

The Convertible Notes, plus accrued interest, automatically converted into 1,388,008 shares of Series C-1 Convertible Preferred Stock on January 31, 2007 (see Note 13) upon the closing of the Company’s Series C financing. Holders of the First Tranche Convertible Notes converted their notes at a 50% discount to the Series C price of $10.45157 per share and holders of the Second Tranche Convertible Notes converted their notes at the Series C price of $10.45157 per share.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

9. Convertible debt (continued)

InterMune convertible note

On December 23, 2005, the Company issued a Senior Secured Convertible Acquisition Note (the “InterMune Convertible Note”) to InterMune as part of the purchase of the worldwide patent rights to the oritavancin compound and related assets. The InterMune Convertible Note is in the original principal amount of $13.0 million (subject to certain adjustments described below), only bears interest in certain limited circumstances (for example, upon a payment default), is due on December 23, 2010 and is secured by the oritavancin assets.

Upon the closing of a next round of third party financing resulting in gross proceeds (exclusive of amounts related to converted debt) of at least $10.0 million, the principal amount of the InterMune Convertible Note automatically decreases by $3.0 million to $10.0 million, unless this third party financing occurs after the occurrence of the two milestones described below, in which case no downward adjustment to the principal amount of the InterMune Convertible Note will occur.

Upon the Company’s receipt of authorization from the FDA to conduct clinical trials (the “First Milestone”), if a qualified third party financing has occurred, then the principal amount of the InterMune Convertible Note automatically increases by $7.5 million. Otherwise, upon achieving the First Milestone, the InterMune Convertible Note will automatically increase by $6.0 million.

Additionally, upon the Company’s receipt of FDA authorization to conduct clinical efficacy studies of the product in patients with a specified dose (the “Second Milestone”), if a qualified third party financing has occurred, the principal amount of the InterMune Convertible Note automatically increases by an additional $7.5 million. Otherwise, upon achieving the Second Milestone, the InterMune Convertible Note will automatically increase by $6.0 million.

The initial balance on the InterMune Convertible Note will automatically convert on the date of the closing of a qualified third party financing into shares issued in that financing. The number of new shares to be issued upon conversion is equal to the principal and interest, if any, then outstanding under the InterMune Convertible Note divided by the per share purchase price of the new shares, subject to certain ownership limitations. Subsequent increases in the principal amount of the InterMune Convertible Note will automatically convert into the newly issued shares using the same per share purchase price, subject to certain ownership limitations.

The Company accounted for the InterMune Convertible Note in accordance with APB No. 14 and used a discounted cash flow model with an incremental borrowing rate of 8% to determine the fair value of the InterMune Convertible Note. At December 23, 2005, the Company determined that the fair value of the InterMune Convertible Note was approximately $8.8 million. The discount on the InterMune Convertible Note is being amortized to interest expense in the consolidated statements of operations over the term of the note, or five years. The Company has determined that there was no beneficial conversion feature related to the InterMune Convertible Note.

Approximately $15,500, $707,800, $177,000 and $60,100 of interest expense for the seven months ended December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, respectively, was attributable to the amortization of the debt discount on the InterMune Convertible Note.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

9. Convertible debt (continued)

At December 31, 2006, the Company had not achieved either the First Milestone or Second Milestone and the Company had not consummated a qualifying next round of financing. In January 2007, upon the closing of the Company’s Series C financing, the outstanding principal under the InterMune Convertible Note was reduced to $10.0 million and converted into 956,794 shares of Series C-1 Convertible Preferred Stock (see Note 13). Accordingly, the carrying value of the InterMune Convertible Note at the conversion date was increased from approximately $9.6 million to approximately $10.0 million, with an approximately $400,000 charge to interest expense and the Company recorded an approximately $10.0 million credit to Series C-1 Convertible Preferred Stock. Also in January 2007, the Company achieved the First Milestone whereby the outstanding principal under the InterMune Convertible Note increased by $7.5 million, which was then converted into 358,797 shares of Series C-2 Convertible Preferred Stock and 358,798 shares of Series C-3 Convertible Preferred Stock. Accordingly, the Company recorded $7.5 million as additional acquired in-process research and development expenses in the three months ended March 31, 2007. In conjunction with the conversion of the InterMune Convertible Note and the achievement of the First Milestone, the Company issued warrants to purchase a total of 82,955 shares of Series C-1 Convertible Preferred Stock to InterMune.

As a result, as of March 31, 2007, there is no outstanding balance under the InterMune Convertible Note and the balance potentially due and payable to InterMune if the Company achieves the Second Milestone is $7.5 million, which amount will automatically convert into 358,798 shares of Series C-2 Convertible Preferred Stock and 358,797 shares of Series C-3 Convertible Preferred Stock. The Company will also issue a warrant for up to 35,553 shares of Series C-1 Convertible Preferred Stock to InterMune upon its achievement of the Second Milestone.

Convertible debentures

On December 7, 2006 and December 19, 2006, the Company sold a total of approximately $14.0 million of convertible debentures (the “Convertible Debentures”) to existing investors in a bridge financing. The Convertible Debentures bear interest at an 8% annual rate and mature on June 30, 2007. The Convertible Debentures automatically convert into equity securities to be issued by the Company during the next round of third party financing in which the Company receives gross proceeds of at least $25.0 million. At the option of the holders, if a new round of third party financing has not occurred by March 31, 2007, the Convertible Debentures, plus accrued interest, are convertible into newly created shares of Series B-2 Convertible Redeemable Preferred Stock at a price equal to the lesser of (a) 75% of the issue price received for any class or series of the Company in connection with the last equity financing completed by the Company prior to the date upon which the Convertible Debentures may be converted; and (b) $123.00 per share. If no such shares of Series B-2 Convertible Redeemable Preferred Stock then exist, the conversion shall be into shares of Series B Redeemable Convertible Preferred Stock. At December 31, 2006, the Convertible Debentures, plus accrued interest, are convertible into 114,601 shares of Series B Redeemable Convertible Preferred Stock.

The Convertible Debentures were accounted for in accordance with the provisions of APB No. 14, EITF 98-5 and EITF 00-27, and the Company recorded approximately $8.7 million of the proceeds of the Convertible Debentures as a beneficial conversion feature. This amount represents the difference between the conversion price of the Convertible Debentures and the underlying value of the Series B Redeemable Convertible Preferred Stock issuable upon conversion of the Convertible Debentures. The beneficial conversion feature is being amortized as debt discount over the term of the Convertible Debentures and recorded as interest expense in the consolidated statements of operations.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

9. Convertible debt (continued)

Approximately $790,600, $0 and $912,400 of interest expense for the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, respectively, was attributable to the amortization of the beneficial conversion feature.

The Convertible Debentures, plus accrued interest, automatically converted into 16,215 shares of Series C-1 Convertible Preferred Stock, 671,091 shares of Series C-2 Convertible Preferred Stock and 671,091 shares of Series C-3 Convertible Preferred Stock on January 31, 2007 (see Note 13) upon the closing of the Company’s Series C financing. Holders of the Convertible Debentures converted their notes at the Series C price of $10.45157 per share. As a result of the conversion of the Convertible Debentures, approximately $7.0 million of unamortized beneficial conversion feature was reversed and charged to additional paid-in capital.

Deferred financing costs

The Company paid approximately $278,500 and $428,800 in financing costs in connection with the issuance of the Convertible Notes, InterMune Convertible Note and Convertible Debentures in the seven months ended December 31, 2005 and the year ended December 31, 2006, respectively. These expenses have been deferred and are included in deferred financing costs on the consolidated balance sheets. These deferred financing costs are being expensed over the terms of the respective debt. The Company recognized $6,028, $326,002, $89,686 and $338,233 of interest expense related to the amortization of the deferred financing costs during the seven months ended December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, respectively.

10. Note Payable

In April 2004, the Company executed a loan agreement with Investissement Québec (“IQ”) under the Biolevier program for a loan facility of approximately $6.9 million (CAN$8.0 million) (the “IQ Loan Facility”). As of December 31, 2006, the full IQ Loan Facility was drawn. Interest expense on the IQ Loan Facility was $0 and $151,512 for the years ended May 31, 2004 and 2005, respectively, $249,235 for the seven months ended December 31, 2005 and $681,461 for the year ended December 31, 2006 and $149,963 and $176,726 for the three months ended March 31, 2006 and 2007, respectively. All interest expense related to the IQ Loan Facility has been capitalized as part of the IQ Loan Facility.

The significant terms and conditions of the IQ Loan Facility are as follows:

i.	The loan is repayable annually at a rate of 25% of net income per year over a period not exceeding ten years from the date of the first disbursement, which was August 19, 2004.

ii.	No capital or interest is repayable for the first three years after the initial disbursement.

iii.	Interest is at IQ’s own prime rate plus 1.5% (8.0% at December 31, 2005 and 9.0% at December 31, 2006 and March 31, 2007).

iv.	The IQ Loan Facility is collateralized by a first ranking hypothec of approximately $9.4 million (CAN$11.0 million) and additional hypothec of approximately $1.9 million (CAN$2.2 million) on all current and future assets of the Company, including property and equipment and intellectual property, but excluding all the oritavancin assets acquired from InterMune under the Asset Purchase Agreement in December 2005.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

10. Note Payable (continued)

v.	As part of the IQ Loan Facility, the Company granted IQ warrants to purchase up to 6,837 shares of Series B Convertible Preferred Stock (on an as-if exchanged basis), exercisable for the period from the date of the first disbursement of the funds up to the first anniversary date of the final reimbursement of the IQ Loan Facility, at an exercise price of CAN$234.00 per share. IQ is entitled to receive additional warrants if the Company declares a dividend on the Series B Redeemable Convertible Preferred Stock, and subsequent to January 31, 2007, on the Series B Convertible Preferred Stock, and such dividend is paid in shares of the Company’s capital stock. At December 31, 2006, IQ is entitled to receive warrants for the purchase of 1,036 additional shares of Series B Redeemable Convertible Preferred Stock as it relates to the accretion of dividends on the warrants. At March 31, 2007, IQ is entitled to receive warrants for the purchase of 1,363 additional shares of Series B Convertible Preferred Stock as a result of the stock dividend paid on January 31, 2007.

The Company recorded the fair value of the warrants of $693,773 as a discount to the IQ Loan Facility and is amortizing the discount to interest expense over the 10 year term of the IQ Loan Facility using the straight-line method until the timing and amount of capital repayments are known, at which time it will be amortized using the effective yield method. As the warrants were originally issued for the purchase of shares of Series B Redeemable Convertible Preferred Stock, the offsetting credit was recorded as warrants to purchase shares subject to redemption in long-term liabilities in accordance with SFAS No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5 (“FSP 150-5”) Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: fair value of Series B Redeemable Convertible Preferred Stock of $1.33, weighted average volatility factor of 35.0%, a weighted average risk-free interest rate of 4.25%, no dividend yield and a contractual life of 10 years. The warrants are revalued each reporting period, with the resulting change in fair value recorded in interest expense. At December 31, 2005, the fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: fair value of Series B Redeemable Convertible Preferred Stock of $1.33, volatility factor of 33.8%, risk-free interest rate of 4.39%, no dividend yield and a remaining contractual life of 9.7 years. At December 31, 2006, the fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: fair value of Series B Redeemable Convertible Preferred Stock of $1.33, volatility factor of 67.2%, risk-free interest rate of 4.52%, no dividend yield and a remaining contractual life of 8.7 years. At March 31, 2007, the fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: fair value of Series B Convertible Preferred Stock of $199.50, volatility factor of 64.1%, risk-free interest rate of 4.62%, no dividend yield and a remaining contractual life of 8.4 years. The Company recognized $34,867, $21,785, $402,646, $351,645, $176,861 and $636,160 of interest expense related to the amortization of the discount to the IQ Loan Facility and the change in fair value of the warrant during the year ended May 31, 2005, the seven months ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and 2007 and the period from May 20, 1997 (date of inception) through March 31, 2007, respectively.

In accordance with the terms of the IQ Loan Facility, on May 11, 2004 the Company modified the rights, privileges, restrictions and terms of the Series B Redeemable Convertible Preferred Stock so that as long as a balance on the IQ Loan Facility remains outstanding, the Series B Redeemable Convertible Preferred Stock may not be redeemed on or after January 30, 2007 and dividends declared on these Series B Redeemable Convertible Preferred Stock must be settled with the issuance of additional Series B Redeemable Convertible Preferred Stock.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

10. Note Payable (continued)

On January 30, 2007, the Company and IQ amended the IQ Loan Facility to change the payment terms so that the Company must pay all outstanding principal and accrued interest under the IQ Loan Facility by June 30, 2008.

Upon the filing of the Company’s Second Amended and Restated Certificate of Incorporation on January 31, 2007, the Series B Redeemable Convertible Preferred Stock is no longer redeemable at the option of the holders of the Series B Redeemable Convertible Preferred Stock and no longer has a cumulative annual dividend (now referred to as the “Series B Convertible Preferred Stock”, see Note 13). The warrants remain classified as a long-term liability as IQ, after exercising the warrants, has the option of requiring the Company to repurchase the Series B Convertible Preferred Stock issued as a result of the exercise of warrants at the Series B Convertible Preferred Stock fair value as defined in the IQ Loan Facility.

11. Credit facility

The Company has an available credit facility of approximately $429,000 (CAN$500,000), comprised of a credit line of approximately $240,000 (CAN$280,000) and letters of guarantee maturing on March 27, 2007 issued in favor of Société Immobilière Technologique amounting to approximately $189,000 (CAN$220,000). The credit line bears interest at a Canadian chartered bank’s prime rate. The credit facility is collateralized by a moveable first rank hypothec on a temporary investment of approximately $429,000 (CAN$500,000). As of December 31, 2005 and 2006 and March 31, 2007, no amounts had been drawn against this facility. The prime rate was 5.0% at December 31, 2005 and 6.0% at December 31, 2006 and March 31, 2007.

12. Redeemable convertible preferred stock

Redeemable convertible preferred stock, on an as-if exchanged basis, consists of the following:

	Carrying value at December 31, 2005	Carrying value at December 31, 2006	Carrying value at March 31, 2007
			(unaudited)
Series B Redeemable Convertible Preferred Stock, par value $0.0001; authorized 333,333 and 455,333 shares at December 31, 2005 and 2006, respectively, and no shares at March 31, 2007; 115,169 shares issued and outstanding at December 31, 2005 and 2006 and no shares at March 31, 2007, net of issuance costs	$9,871,192	$9,871,192	$—
Accretion of dividends	3,222,629	5,102,356	—

Total redeemable convertible preferred stock	$13,093,821	$14,973,548	$—

The Company has accrued the potential Canadian Part VI.I tax, related to the cumulative dividend on the Series B Redeemable Convertible Preferred Stock. This accrued amount relates to the Part VI.I tax that could be due on dividends and is generally payable by the issuer upon the payment of dividends or on the repurchase of the shares of Series B Redeemable Convertible Preferred Stock at values in excess of their issue price (see Note 15). On payment of this tax, the Company will be entitled to claim a Canadian tax deduction equal to nine-fourths the amount of any Part VI.I taxes actually paid. The benefit of this deduction has not been recorded in the consolidated financial statements.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

12. Redeemable convertible preferred stock (continued)

In January 2002, the Company issued 34,186 shares of Series B Redeemable Convertible Preferred Stock at $147.07 per share for net proceeds of $4,906,249.

In February 2003, the Company issued 34,186 shares of Series B Redeemable Convertible Preferred Stock at $154.49 per share for net proceeds of $5,265,223.

In December 2005, the Company issued 46,797 shares of Series B Redeemable Convertible Preferred Stock upon the exercise of warrants for net proceeds of $67,576.

In December 2005, the Company incurred stock issuance costs related to the reorganization of which $367,856 was related to the Series B Redeemable Convertible Preferred Stock.

The Series B Redeemable Convertible Preferred Stock has the following characteristics:

Voting

The holders of the Series B Redeemable Convertible Preferred Stock are entitled to vote, together with the holders of Common Stock, on all matters submitted to stockholders for a vote under the applicable provisions of Delaware General Corporation Law. Each Series B Redeemable Convertible Preferred Stock stockholder is entitled to the number of votes equal to the number of shares of Common Stock into which the Series B Redeemable Convertible Preferred Stock is convertible at the time of such vote.

Dividends

The holders of Series B Redeemable Convertible Preferred Stock are entitled to receive per share, in preference and in priority to any declaration and payment of dividends on the shares of all other classes or series of stock, a cumulative annual dividend at a rate of 8% per annum on the original issue price. As long as any balance is outstanding under the IQ Loan Facility, dividends declared on Series B Redeemable Convertible Preferred Stock shall be settled only by the issuance of additional Series B Redeemable Convertible Preferred Stock.

On January 31, 2007, the Company effected a stock dividend as payment for the accumulated dividends on the Series B Redeemable Convertible Preferred Stock by the issuance of 28,691 shares of Series B Redeemable Convertible Preferred Stock.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then-outstanding Series B Redeemable Convertible Preferred Stock are entitled to a liquidation preference equal to $199.50 per share, plus any accrued and unpaid dividends thereon.

Conversion

Each share of the Series B Redeemable Convertible Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share into such number of shares of Common Stock as is

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

12. Redeemable convertible preferred stock (continued)

determined by dividing (a) the sum of the original issue price in effect for the Series B Redeemable Convertible Preferred Stock by (b) the conversion price then in effect for Series B Redeemable Convertible Preferred Stock. The conversion of the Series B Redeemable Convertible Preferred Stock shall be on an adjusted basis to account for unpaid cumulative dividends and subject to a weighted average anti-dilution adjustment. Upon the closing of a qualified initial public offering, the shares of the Series B Redeemable Convertible Preferred Stock then outstanding shall automatically convert into shares of the Company’s Common Stock on a one-to-one basis, subject to adjustment for unpaid cumulative dividends and a weighted average anti-dilution adjustment.

Redemption

Shares of the Series B Redeemable Convertible Preferred Stock are redeemable on or after December 22, 2008, at the option of the holders, if holders of at least 60% of the then outstanding Series B Redeemable Convertible Preferred Stock vote together, at a price per share equal to the greater of (i) $199.50 per share, plus accrued but unpaid dividends or (ii) 110% of the fair market value, on an as-if-converted to Common Stock basis, of such share.

On January 31, 2007, the Company filed its Second Amended and Restated Certificate of Incorporation whereby the Series B Redeemable Convertible Preferred Stock is no longer redeemable at the option of the holders of the Series B Redeemable Convertible Preferred Stock and no longer has a cumulative annual dividend.

13. Stockholders (deficit) equity

Convertible preferred stock

Convertible Preferred Stock, on an as-if exchanged basis, consists of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Series A Convertible Preferred Stock, par value $0.0001; 20,000 shares authorized; 15,643 shares issued and outstanding, net of issuance costs	$1,458,208	$1,458,208	$1,458,208
Series B Convertible Preferred Stock, par value $0.0001; 245,000 shares authorized; 143,860 shares issued and outstanding, net of issuance costs	—	—	15,198,469
Series C-1 Convertible Preferred Stock, par value $0.0001; 3,200,000 shares authorized; 2,361,017 shares issued and outstanding, net of issuance costs	—	—	22,557,451
Series C-2 Convertible Preferred Stock, par value $0.0001; 1,600,000 shares authorized; 1,081,171 shares issued and outstanding, net of issuance costs	—	—	10,664,460
Series C-3 Convertible Preferred Stock, par value $0.0001; 9,500,000 shares authorized; 6,333,974 shares issued and outstanding, net of issuance costs	—	—	64,199,018

Total Convertible Preferred Stock	$1,458,208	$1,458,208	$114,077,606

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

13. Stockholders (deficit) equity (continued)

In December 1997, the Company issued 15,643 shares of Series A Convertible Preferred Stock at $101.12 per share for net proceeds of $1,542,372.

In December 2005, the Company incurred stock issuance costs related to the reorganization of which $84,164 was related to the Series A Convertible Preferred Stock.

Upon filing of the Company’s Second Amended and Restated Certificate of Incorporation on January 31, 2007, the Series B Redeemable Convertible Preferred Stock was automatically converted into Series B Convertible Preferred Stock.

On January 31 and February 16, 2007, upon receipt of net proceeds of approximately $57.8 million (including the reinvestment of repaid Convertible Notes in the amount of approximately $2.2 million, including principal and accrued interest) and the conversion of approximately $34.9 million of principal and accrued interest on the Convertible Notes, the InterMune Convertible Note (reflecting the reduction in the principal amount from $13.0 million to $10.0 million) and the Convertible Debentures, the Company issued an aggregate of 2,361,017 shares of Series C-1 Convertible Preferred Stock, 722,374 shares of Series C-2 Convertible Preferred Stock, and 5,975,176 shares of Series C-3 Convertible Preferred Stock (collectively referred to as the “Series C Convertible Preferred Stock”). Such aggregate amounts include the Class C-1 Preferred Exchangeable Shares, Class C-2 Preferred Exchangeable Shares, and Class C-3 Preferred Exchangeable Shares (collectively referred to as the “Class C Preferred Exchangeable Shares”), on an as-if exchanged basis, issued by Targanta Ontario. In connection with the issuance of the Class C Preferred Exchangeable Shares, the Company issued 725,047 shares of Series C-1 Special Voting Stock, 448,640 shares of Series C-2 Special Voting Stock and 448,640 shares of Series C-3 Special Voting Stock (together the “Series C Special Voting Stock”).

In January 2007, the Company achieved the First Milestone under the InterMune Convertible Note and promptly increased the outstanding principal balance on the InterMune Convertible Note by $7.5 million. Thereafter, in early February 2007, the Company converted the increased balance under that note into 358,797 shares of Series C-2 Convertible Preferred Stock and 358,798 shares of Series C-3 Convertible Preferred Stock.

In connection with the Series C financing and the Company’s achievement of the First Milestone, the Company also issued warrants to purchase up to 403,976 shares of Series C-1 Convertible Preferred Stock and Targanta Ontario issued warrants to purchase up to 80,378 Class C-1 Preferred Exchangeable Shares (collectively, the “Series C Warrants”). The exercise price of the Series C Warrants is $13.06 per share and the Series C Warrants are exercisable for the shorter of (a) 5 years from the date of an initial public offering of the Company’s Common Stock or (b) 7 years from the date of issuance of the Series C Warrants. The Company also issued warrants to purchase up to 29,855 shares of Common Stock (the “Common Stock Warrants”). The exercise price of the Common Stock Warrants is $10.45157 per share and the Common Stock Warrants are exercisable for the shorter of (a) 5 years from the date of an initial public offering of the Company’s Common Stock or (b) 7 years from the date of issuance of the Common Stock Warrants.

The conversion of the Convertible Notes, InterMune Converible Note and the Convertible Debentures along with the proceeds of the issuance of the Series C Convertible Preferred Stock and related warrants were accounted for in accordance with the provisions of APB No. 14, EITF 98-5 and EITF 00-27.

Under the provisions of APB No. 14, the Company allocated the conversion of the convertible debt and proceeds received from the issuance of the Series C Convertible Preferred Stock between the Series C Convertible

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

13. Stockholders (deficit) equity (continued)

Preferred Stock, the Series C Warrants and the Common Stock Warrants based on their relative fair values at the time of issuance. The Company performed a retrospective valuation of its Series C Convertible Preferred Stock and Common Stock as of January 31, 2007. The valuation methodologies used in the retrospective valuation are consistent with the Practice Aid. The Company believes that the preparation of the retrospective valuation was necessary to allocate the proceeds from the Series C financing and the conversion of the convertible debt.

The retrospective valuation was prepared using the methodology discussed under Use of Estimates in Note 2.

The fair market value of the Company’s Series C Convertible Preferred Stock and Common Stock at January 31, 2007 is equal to the sum of the probability weighted present values for each scenario. The Company incorporated the fair values calculated in the retrospective valuation into the Black-Scholes option pricing model when calculating the fair value of the Series C Warrants and Common Stock Warrants. The retrospective valuation generated per share fair values of the Company’s Series C-1 Convertible Preferred Stock, Series C-2 Convertible Preferred Stock, Series C-3 Convertible Preferred Stock and Common Stock of $10.10, $10.20, $10.53 and $7.13, respectively.

The fair value of the Series C Warrants and the Common Stock Warrants was determined using the Black-Scholes option pricing model with a volatility factor of 65.0%, a risk free interest rate of 4.94%, no dividend yield and a contractual term of 5.67 years. Based on the relative fair values of the Series C Convertible Preferred Stock, Series C Warrants and Common Stock Warrants, approximately $97.7 million of the gross proceeds from the Series C financing and conversion of convertible debt were allocated to the Series C Convertible Preferred Stock, approximately $2.7 million was allocated to the Series C Warrants and approximately $110,300 was allocated to the Common Stock Warrants.

In accordance with EITF 98-5 and EITF 00-27, the Company recorded approximately $4.4 million of the proceeds allocated to the Series C Convertible Preferred Stock as a beneficial conversion feature with a corresponding credit recorded as additional paid-in capital. The beneficial conversion feature is analogous to a dividend and is being recognized as a return to the holders of the Series C Convertible Preferred Stock over the minimum period from the date of issuance to the date of earliest conversion. As the Series C Convertible Preferred Stock is convertible at the date of issuance, the beneficial conversion feature was fully amortized through additional paid-in capital at the date of issuance.

The Convertible Preferred Stock has the following characteristics:

Liquidation

Liquidation preferences for the Convertible Preferred Stock are as follows:

•

First, the holders of shares of Series C-3 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock shall be paid, on a pari passu basis, an amount equal to the original issue price of $10.45157 per share (subject to adjustment), plus any declared and unpaid dividends thereon. However, if both of the milestones under the InterMune Asset Purchase Agreement have been achieved, the Series C-3 Convertible Preferred Stock and the Series C-2 Convertible Preferred Stock shall no longer rank on a pari passu basis upon a liquidation event and instead the Series C-3 Convertible Preferred Stock shall rank senior to the Series C-2 Convertible Preferred Stock such that the entire Series C-3 Convertible Preferred Stock liquidation preference shall be paid in full prior to any payment in respect of the Series

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

13. Stockholders (deficit) equity (continued)

C-2 Convertible Preferred Stock. Further, if (as is presently the case) the Company has achieved one but not both of the InterMune milestones, the amount of the Series C-2 Convertible Preferred Stock liquidation preference that shall be pari passu to the Series C-3 Convertible Preferred Stock liquidation preference shall be proportionally adjusted. After payments to the holders of Series C-3 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock are made, holders of the outstanding shares of Series C-1 Convertible Preferred Stock shall receive an amount per share equal to $10.45157 per share (subject to adjustment), plus any declared and unpaid dividends.

•

After payments are made to the holders of the Series C Convertible Preferred Stock as set forth above, the holders of the outstanding shares of Series B Convertible Preferred Stock shall receive an amount per share equal to $199.50 per share (subject to adjustment), plus accrued and unpaid dividends.

•

After payments are made to the holders of the Series C Convertible Preferred Stock and Series B Convertible Preferred Stock as set forth above, holders of all the outstanding shares of the Company’s Series C Convertible Preferred Stock, Series B Convertible Preferred Stock, Series A Convertible Preferred Stock and Common Stock shall share in the balance of any proceeds remaining for distribution on a pro rata, as-if-exchanged and as-if-converted to Common Stock basis.

Voting

Except where a separate class vote is otherwise required, the holders of Series C Convertible Preferred Stock, Series C Special Voting Stock, Series B Convertible Preferred Stock, Series B Special Voting Stock, Series A Convertible Preferred Stock, Series A Special Voting Stock, Common Stock and Common Special Voting Stock shall vote together as a single class on an as-if converted basis. Where a separate class vote of the shares of Series C Convertible Preferred Stock is required, the holders of shares of Series C Convertible Preferred Stock shall vote together with the holders of shares of Series C Special Voting Stock.

Dividends

The holders of Series C Convertible Preferred Stock and Series B Convertible Preferred Stock, on a pari passu basis, are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on any other shares of any series or classes of stock of the Company other than the Series C Convertible Preferred Stock or the Series B Convertible Preferred Stock, at the rate of 8% per annum of the respective original issue price per share, payable when and if declared by the Board of Directors. Dividends on the Series C Convertible Preferred Stock and Series B Convertible Preferred Stock are not cumulative. The holders of Series A Convertible Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. As of March 31, 2007, no dividends have been declared for the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock other than dividends already declared and paid in shares of the Company’s capital stock (see Note 12).

The Company shall neither declare nor pay dividends on the Convertible Preferred Stock unless the holders of at least a majority of the then outstanding shares of Series C-3 Convertible Preferred Stock (on an as-if exchanged basis) have approved such declaration or payment. Further, for as long as any amount is due under the IQ Loan Facility (see Note 10), the payment of any declared but unpaid dividend on the Series C Convertible Preferred Stock and Series B Convertible Preferred Stock shall be satisfied only by the issuance of shares of the applicable series of Convertible Preferred Stock.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

13. Stockholders (deficit) equity (continued)

Conversion

•

Each share of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share into such number of shares of Common Stock as is determined by dividing (a) the sum of the original issue price in effect for such series and any declared but unpaid dividends on each share by (b) the conversion price then in effect for such series.

•

The original issue prices of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock are $123.00, $199.50 and $10.45157 per share, respectively. The conversion prices of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, subject to certain adjustments, are $10.80, $19.35 and $10.45157 per share, respectively. As a result, presently, each share of Series A Convertible Preferred Stock is convertible into 11.389 shares of Common Stock; each share of Series B Convertible Preferred Stock is convertible into 10.310 shares of Common Stock; and each share of Series C Convertible Preferred Stock is convertible into one share of Common Stock.

•

Upon the closing of an initial public offering that is acceptable to the holders of at least a majority of the outstanding Series C-3 Convertible Preferred Stock and Series C-3 Special Voting Stock, voting together as a single class, each share of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock shall automatically be converted into such number of shares of Common Stock as determined by dividing (a) the sum of the original issue price in effect for such series and any declared but unpaid dividends on such share by (b) the conversion price in effect for such series on the date of the initial public offering.

Common stock

Common Stock, on an as-if exchanged basis, consists of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Common Stock, par value $0.0001; 433,333 and 555,333 shares authorized at December 31, 2005 and 2006, respectively; 20,230 shares issued and outstanding, net of issuance costs	$2	$2	$2

In December 2005, the Company incurred stock issuance costs related to the reorganization of which $108,880 was related to the Common Stock. Additionally, as a result of the reorganization in December 2005, the Company allocated approximately $2,644,000 from the value of the Common Stock to additional paid-in capital to reflect the par value of the Common Stock.

Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. The Company shall neither declare nor pay dividends on Common Stock unless the holders of at least 60% of the then outstanding shares of Series B Redeemable Convertible Preferred Stock (on an as-if exchanged basis) have approved such declaration or payment.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

13. Stockholders (deficit) equity (continued)

Effective upon the Company’s filing of its Second Amended and Restated Certificate of Incorporation on January 31, 2007, each share of Common Stock is entitled to one vote and the holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. The Company shall neither declare nor pay dividends on Common Stock unless the holders of at least a majority of the then outstanding shares of Series C-3 Convertible Preferred Stock (on an as-if exchanged basis) have approved such declaration or payment.

The Company has reserved the following shares of Common Stock as of December 31, 2006 and March 31, 2007 for the potential conversion of outstanding Convertible Preferred Stock, convertible debt and the exercise of stock options and warrants:

	December 31, 2006	March 31, 2007
		(unaudited)
Convertible Preferred Stock	156,387	11,437,520
Warrants for the purchase of Series B Redeemable Convertible Preferred Stock	6,837	—
Warrants for the purchase of Series B Convertible Preferred Stock	—	84,542
Warrants for the purchase of Series C-1 Convertible Preferred Stock	—	484,354
Warrants for the purchase of Common Stock	—	29,855
Convertible debt	226,649	—
Common Stock issuable upon exercise of stock options	52,006	2,050,422

	441,879	14,086,693

14. Stock option plans

On January 28, 2003, Targanta Québec adopted the Re-Amended and Restated Stock Option Plan of Targanta Québec (“Targanta Québec Plan”) for the benefit of directors, senior officers, employees, consultants and for persons working on research projects of interest to Targanta Québec. The Targanta Québec Plan, as amended on July 13, 2006 and August 28, 2006, limits the time available to grant options under the Targanta Québec Plan to any time up to and including December 22, 2005. Options outstanding under the Targanta Québec Plan remain in effect in accordance with the terms of grant until they have been exercised, have expired, have been properly surrendered or have been terminated. All options outstanding under the Targanta Québec Plan were amended to become options to purchase Common Exchangeable Shares of Targanta Québec.

On December 23, 2005, the Company adopted its 2005 Stock Option Plan which was then amended on August 28, 2006, January 31, 2007 and March 27, 2007 to increase the number of shares of Common Stock available for issuance and to make certain clarifying amendments. The 2005 Stock Option Plan was intended to replace the Targanta Québec Plan. At December 31, 2006, the 2005 Stock Option Plan provided for the grant of options for the purchase of 39,372 shares of Common Stock plus any shares of Common Stock covered by outstanding options under the Targanta Québec Plan that are forfeited and returned for reissuance under the Targanta Québec Plan, such number not to exceed 13,960 shares of Common Stock, for an aggregate number of shares of Common Stock available for issuance under the 2005 Stock Option Plan of 53,333. At March 31, 2007, the 2005 Stock Option Plan provides for the grant of options for the purchase of 2,038,188 shares of Common Stock plus any shares of Common Stock covered by outstanding options under the Targanta Québec Plan that are

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

14. Stock option plans (continued)

forfeited and returned for reissuance under the Targanta Québec Plan, such number not to exceed 13,561 shares of Common Stock, for an aggregate number of shares of Common Stock available for issuance under the 2005 Stock Option Plan of 2,051,749. Options may be granted, at the discretion of the Board of Directors, to employees, non-employee directors, consultants and service providers to the Company or any of its subsidiaries. Option exercise prices are the fair market value of the Common Stock on the date of grant. If there is no public trading market for the Company’s Common Stock, the fair value of the Common Stock on the date of grant is determined by the Board of Directors.

No option may be granted under the 2005 Stock Option Plan to any person who owns, directly or indirectly stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any entity owning at least a majority of the voting stock of the Company, if any, or any of its subsidiaries, unless the option price of the shares subject to such option is fixed at not less than 110% of the fair market value on the date of grant of such shares and no options may be granted to any person in any one taxable year of the Company in excess of 25% of the options issued or issuable under the 2005 Stock Option Plan. The options are exercisable over a ten-year period from the date of grant or such lesser period of time as the Board of Directors may approve. The options vest over a period of one to five years or such lesser period of time as the Board of Directors may approve.

At December 31, 2006 and March 31, 2007, 5,989 and 2,004,405 shares, respectively, of Common Stock were available for future grant under the 2005 Stock Option Plan.

As discussed in Note 2, the Company adopted SFAS No. 123(R) effective January 1, 2006. In connection with the adoption of SFAS No. 123(R), the Company reassessed the valuation methodology for stock options and the related input assumptions. The assessment of the valuation methodology resulted in the continued use of the Black-Scholes model and the use of comparable companies’ data to estimate volatility and expected option term. Prior to the adoption of SFAS No. 123(R) the Company used a biotechnology industry index to estimate the expected volatility of the Company’s stock and used the contractual term of the grants for the expected option term in the absence of any historical data. For the year ended December 31, 2006 and the three months ended March 31, 2007, the risk-free interest rate for periods within the contractual life of the option was based on the United States Treasury yield curve in effect at the time of grant while for seven months ended December 31, 2005 and the years ended May 31, 2004 and 2005 the risk free interest rate was based on the Bank of Canada rate for a 10 year bond.

The following table summarizes the weighted-average assumptions the Company used in its fair value calculations at the date of grant:

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31, 2007
					(unaudited)
Risk-free interest rate	4.50%	4.25%	3.94%	4.68%	4.57%
Expected dividend yield	None	None	None	None	None
Expected option term	10 years	10 years	10 years	5.3 years	5.4 years
Volatility	35.9%	35.0%	33.8%	67.2%	64.1%

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

14. Stock option plans (continued)

SFAS No. 123(R) requires the application of an estimated forfeiture rate to current period expense to recognize compensation expense only for those awards expected to vest. The Company estimates forfeitures based upon comparable companies’ data and will adjust its estimate of forfeitures if actual forfeitures differ, or are expected to differ from such estimates. Subsequent changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense in future periods.

The weighted average fair value of each option granted during the years ended May 31, 2004 and 2005, the seven months ended December 31, 2005 and the year ended December 31, 2006 was $23.46, $25.00, $25.10 and $1.50, respectively, based on the assumptions in the Black-Scholes valuation model discussed above. There were no stock options granted in the three months ended March 31, 2007. For the years ended May 31, 2004 and 2005, the seven months ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and 2007, and for the period from May 20, 1997 (date of inception) to March 31, 2007, the total stock-based compensation expense in connection with stock options issued and outstanding amounted to $315,407, $346,682, $199,038, $347,525, $83,436, $19,512 and $1,460,544, respectively. As of December 31, 2006 and March 31, 2007, there was $156,415 and $138,129, respectively, of unrecognized stock-based compensation costs. These costs are expected to be recognized over a weighted average period of 2.6 years and 2.4 years at December 31, 2006 and March 31, 2007, respectively.

The following table summarizes the combined activity of the Company’s stock options plans for the year ended December 31, 2006 and three months ended March 31, 2007:

	Shares of Common Stock Attributable to Options	Weighted Average Exercise Price of Options	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding January 1, 2006	13,789	$41.10
Granted	32,845	54.81
Exercised	—	—
Cancelled	(617)	37.51

Outstanding at December 31, 2006	46,017	50.94	8.72	—
Granted (unaudited)	—	—
Exercised (unaudited)	—	—
Cancelled (unaudited)	—	—

Outstanding at March 31, 2007 (unaudited)	46,017	$50.94	8.48	$—

Vested or expected to vest at December 31, 2006	43,290	$51.05	8.75	$—

Vested or expected to vest at March 31, 2007 (unaudited)	43,290	$51.05	8.50	$—

Exercisable at December 31, 2006	13,744	$42.76	7.18	$—

Exercisable at March 31, 2007 (unaudited)	18,168	$43.45	7.39	$—

The intrinsic value of options exercised during the years ended May 31, 2004 and 2005 was $0. No options were exercised in the seven months ended December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2007.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

15. Income taxes

Since the Company has incurred net losses since inception, no provision for income taxes has been recorded except for the Part VI. I income tax and recovery of Canadian federal and provincial investment tax credits. Tax credits are treated as a reduction of income tax expense in the year in which they become recoverable (see Note 16). At December 31, 2006, the Company had United States federal and state net operating loss carryforwards of approximately $10,332,000 and Canadian federal and provincial net operating loss carryforwards of approximately $13,632,000 and $8,950,000, respectively, which expire at various dates beginning in 2007 through 2026.

The Company has Canadian research and development expenditures of approximately $10,881,000 which have not been deducted for Canadian federal income tax purposes and approximately $20,805,000 for Canadian provincial tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period.

Additionally, the Company has non-refundable United States federal and state research and development tax credits of approximately $607,000 and Canadian research and development tax credits of approximately $1,398,000, which expire at various dates beginning in 2007 through 2026.

Components of the deferred tax asset and deferred tax liability are approximately as follows:

	December 31,
	2005	2006
Short-term deferred tax liabilities:
Part VI.I income tax	$—	$(2,212,530)

Total short-term deferred tax liabilities	—	(2,212,530)
Long-term deferred tax liabilities:
Part VI.I income tax	(1,418,409)	—
Investment tax credits	(439,240)	(502,616)
Financing and share issue costs and others	(109,790)	(25,408)

Total long-term deferred tax liabilities	(1,967,439)	(528,024)
Long-term deferred tax assets:
Net operating loss carryforwards	3,426,090	7,993,737
Scientific research and experimental development expenses	4,261,102	4,759,230
Property, equipment and intangible assets	4,919,669	4,908,980
Scientific research and experimental development tax credits	962,482	2,220,138
Financing and share issue costs	—	126,503

Total long-term deferred tax assets	13,569,343	20,008,588

Valuation allowance	(13,020,313)	(19,480,564)

Net deferred tax liabilities	$(1,418,409)	$(2,212,530)

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company’s history of operating losses and concluded, in accordance with the applicable accounting standards, that it is more likely than not that the Company may not realize the benefit of its deferred tax assets. Accordingly, the deferred tax assets have been fully reserved. Management reevaluates the positive and negative evidence on an annual basis. The net change in the total valuation allowance for the seven months ended December 31, 2005 and the year ended December 31, 2006 was an increase of $6,393,836 and $6,460,251, respectively.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

15. Income taxes (continued)

The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Should the Company undergo such an ownership change, utilization of its carryforwards may be limited. Due to the reorganization that took place on December 23, 2005, the Company’s subsidiary, Targanta Québec, has undergone an acquisition of control for Canadian tax purposes that restricts its ability to utilize unclaimed loss carryforwards, scientific research and development expenditures and investment tax credit carryforwards. In addition, the acquisition of control resulted in an advancement by one year in the date of expiry of all tax loss carryforwards and investment tax credits.

The components of loss before income tax benefit are as follows:

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006
Loss before income tax (expense) benefit:
United States	$—	$—	$(12,536,155)	$(14,686,386)
Canada	(6,620,337)	(6,023,909)	(4,543,386)	(15,024,089)

Total loss before income tax (expense) benefit	(6,620,337)	(6,023,909)	(17,079,541)	(29,710,475)
Income tax (expense) benefit:
United States	—	—	—	—
Canada	776,167	758,752	1,490,656	(430,684)

Total income tax (expense) benefit	776,167	758,752	1,490,656	(430,684)

Net loss	$(5,844,170)	$(5,265,157)	$(15,588,885)	$(30,141,159)

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended May 31, 2004	Year Ended May 31, 2005	Seven Months Ended December 31, 2005	Year Ended December 31, 2006
Income tax computed at federal statutory rate	(32.19)%	(31.02)%	(34.00)%	(34.00)%
State income taxes, net of federal benefit	—%	—%	(5.94)%	(5.94)%
Impact of change in promulgated rates	—%	—%	(4.05)%	0.73%
Effect of foreign tax rates differential	—%	—%	2.21%	3.04%
Non-deductible items	1.60%	2.80%	1.85%	15.65%
Foreign exchange rate differential	0.26%	(5.25)%	(2.98)%	0.21%
Research and development tax credits	(22.91)%	(22.64)%	(5.94)%	(1.29)%
Unrecognized tax benefits of loss carryforwards and other differences	29.65%	35.19%	43.09%	18.83%
Loss carryforwards expired and others	0.68%	(1.72)%	(0.18)%	1.48%
Part VI. I income tax	11.19%	10.04%	(2.79)%	2.74%

Effective tax rate	(11.72)%	(12.60)%	(8.73)%	1.45%

16. Investment tax credits and government assistance

The Company incurred research and development expenditures which are eligible for Canadian federal and provincial refundable investment tax credits. The investment tax credits are recorded as income tax recovery, amounting to $1,516,873 and $1,363,724 for the years ended May 31, 2004 and 2005, respectively, $1,014,803 for the seven months ended December 31, 2005, $384,480 for the year ended December 31, 2006, $105,365 and $72,678 for the three months ended March 31, 2006 and 2007, respectively, and $7,665,175 for the period from May 20, 1997 (date of inception) to March 31, 2007. These amounts are based on management’s estimates of amounts expected to be recovered and are subject to audit by taxation authorities.

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

16. Investment tax credits and government assistance (continued)

In addition, the Company received Canadian government assistance in the amount of $66,745 and $123,277 for the years ended May 31, 2004 and 2005, respectively, $58,577 for the seven months ended December 31, 2005, $48,060 for the year ended December 31, 2006, $25,985 and $0 for the three months ended March 31, 2006 and 2007, respectively, and $717,556 for the period from May 20, 1997 (date of inception) to March 31, 2007. These amounts have been recorded as a reduction of research and development expenses.

17. Related-party transactions

In November 1997, the Company entered into consulting agreements with its founders. The agreements were amended in December 1999, February 2000, April 2002 and March 2004. The agreements required the Company to pay CAN$60,000 per year for scientific services. These agreements ended in June 2007. The Company recorded research and development expenses in the amount of $65,237 and $79,524, for the years ended May 31, 2004 and 2005, $23,222 for the seven months ended December 31, 2005, $0 and $51,212 for the three months ended March 31, 2006 and 2007 and $582,347 for the period from May 20, 1997 (date of inception) to March 31, 2007, in connection with the agreements.

18. Seven-month period ended December 31, 2004 (unaudited)

The Company changed its fiscal year end from May 31 to December 31 in 2005. Selected unaudited financial information for the seven-month period ended December 31, 2004 is as follows:

Seven Months Ended December 31, 2004
Operating expenses
Research and development	$2,681,747
General and administrative	736,700

Total operating expenses	3,418,447

Other income (expense)
Interest income	49,572
Interest expense	(71,680)

Other income (expense), net	(22,108)

Loss before income tax benefit	(3,440,555)
Income tax benefit	464,167

Net loss	$(2,976,388)

Net loss per share—basic and diluted	$(164.85)

Weighted average number of common shares used in net loss per share—basic and diluted	20,213

19. Subsequent events

A. May 8, 2007 Equity Grants

On May 8, 2007, the Compensation Committee of the Company’s Board of Directors granted options to the Company’s officers and employees and certain non-employee directors to purchase a total of 1,771,850 shares of

Targanta Therapeutics Corporation

(A development-stage company)

Notes to Consolidated Financial Statements—(continued)

(Including data applicable to unaudited periods)

19. Subsequent events (continued)

the Company’s Common Stock at an exercise price of $5.00 per share. This grant consisted of new awards for a total of 1,729,715 shares of Common Stock and replacement awards for a total of 41,635 shares of Common Stock. All of these options were granted pursuant to the terms and conditions of the Company’s 2005 Stock Option Plan. These options generally vest quarterly over four years, subject to acceleration of all unvested options if the employment of the option holder is terminated for any reason in the two years following a change of control. In the case of certain long-time employees, both new and replacement option grants vest quarterly in arrears over four years with an initial vesting date of April 1, 2006. A total of 41,635 options to purchase shares of the Company’s Common Stock with exercise prices that ranged from $36.00 to $70.50 will be cancelled upon acceptance of the replacement options.

For those replacement options where the Company has granted a new option in exchange for the cancellation of the old option, the Company will apply the guidance included in SFAS No. 123(R) for a modification of the terms of the cancelled option. The Company will measure the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date in accordance with paragraph 51 of SFAS No. 123(R). The total compensation cost measured at the date of the cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered at that date plus the incremental cost resulting from the cancellation and replacement.

As such, the Company expects to record approximately $222,000 of stock-based compensation expense over the remaining service period of the replacement awards. The new awards will be accounted for under SFAS No. 123(R). The Company expects to record approximately $4.8 million in stock-based compensation over the service period of the new awards using the Black-Scholes option-pricing model with the following assumptions: fair value of Common Stock of $4.89, volatility factor of 64.1%, an expected term of 5.4 years, a weighted average risk-free interest rate of 4.50% and no dividend yield.

B. May 15, 2007 Equity Grant (unaudited)

On May 15, 2007, the Board of Directors granted an option to a non-employee director to purchase a total of 25,000 shares of the Company’s Common Stock at an exercise price of $5.00 per share. This option was granted pursuant to the terms and conditions of the Company’s 2005 Stock Option Plan. This grant will vest ratably in four equal installments on the date of the grant and each of the first three anniversaries of the grant date.

C. Facility Leases (unaudited)

In May 2007, the Company entered into a non-cancelable operating lease for 11,533 square feet of office space in Indianapolis, Indiana, which lease commences on June 1, 2007 and expires on August 31, 2010. The lease agreement provides for free rent for the first three months of the lease term and also has escalating rent payments over the life of the lease. Upon commencement of the lease, the Company will record a deferred rent liability related to the free rent and escalating rent payments. The Company will record the rent expense for the lease on a straight-line basis. Additionally, in May 2007, the landlord paid $30,000 for tenant improvements on behalf of the Company. The Company has recorded the tenant improvements as a lease incentive obligation and will amortize this amount as a reduction of rent expense over the life of the lease.

In May 2007, the Company amended the lease for its Cambridge, MA facility to expand the rentable square feet by 1,471 and extend the term through October 2009, with two one-year renewal options. The amended lease has escalating rent payments over the life of the lease. The Company will record the rent expense for the lease on a straight-line basis.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and The Nasdaq Global Market Listing Fee.

Amount To Be Paid
SEC registration fee		$2,647.88
NASD filing fee		9,125.00
Nasdaq Global Market listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*     to be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Third Amended and Restated Certificate of Incorporation, as will be in effect at the time of this offering (the “Charter”), will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as will be in effect at the time of this offering (the “By-Laws”), will provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws will authorize us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and other entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since May 1, 2004, we have or, in the case of the period prior to our inception in December 2005, our Québec subsidiary has issued and sold unregistered securities in connection with private placements of our securities and option issuances. These securities were deemed to be exempt from registration either pursuant to (a) Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering; (b) Rule 701 under the Securities Act, as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors; (c) Regulation S promulgated under the Securities Act, as offers and sales of securities outside the United States; or (d) applicable Canadian Securities rules.

We issue shares of special voting stock to non-U.S. purchasers to correspond with issuances by our Québec and Ontario subsidiaries of exchangeable shares. Holders of exchangeable shares issued by our Canadian subsidiaries may elect, at any time, to exchange those shares for shares of the like class or series of our capital stock. Upon the effectiveness of our initial public offering, we will be redeeming all outstanding exchangeable shares issued by our Canadian subsidiaries in exchange for like shares of the corresponding class or series of our capital stock. In addition, all outstanding warrants to purchase exchangeable shares will be converted into warrants to purchase shares of the corresponding class or series of our capital stock. Upon the exchange of exchangeable shares issued by one of our Canadian subsidiaries for shares of the corresponding class or series of our capital stock, the shares of special voting stock that corresponded to those exchangeable shares are automatically cancelled.

Stock and Convertible Debt Issuances

On October 28, 2005, our Québec subsidiary issued and sold convertible notes with an aggregate principal amount of CAN$1,747,841 in a private placement to three United States investors and two non-U.S. purchasers, each of whom is an accredited investor under both applicable Canadian and United States definitions. The issuance of these securities met the conditions for the private issuer exemption under National Instrument 45-106 adopted by the Canadian Securities Administrators. Simultaneously, our Québec subsidiary issued to these purchasers warrants to purchase an aggregate of up to 5,600 Class A-2 preferred shares (which shares were, on December 23, 2005, reclassified as Class B preferred exchangeable shares). Further, on December 23, 2005, all of the warrants issued in this transaction (including those reissued by us in exchange for like securities originally issued by our Québec subsidiary in October 2005) were exercised in full (for an aggregate of 4,667 shares of our Series B preferred stock and 933 Class B preferred exchangeable shares of our Québec subsidiary) and, in a transaction exempt from registration pursuant to Regulation S, we issued 933 shares of our Series B special voting stock to the one remaining non-U.S. purchaser holding securities from this transaction issued by our Québec subsidiary.

On December 23, 2005, in connection with the formation of the company and the restructuring of the securities of our Québec subsidiary, in a transaction exempt from registration pursuant to Regulation S and without the payment of any additional consideration, we issued 15,643 shares of our Series A special voting stock to two non-U.S. investors, 47,006 shares of our Series B special voting stock to five non-U.S. investors and 20,230 shares of our common special voting stock to eighteen non-U.S. purchasers. Additionally, in a transaction pursuant to Section 4(2) of the Securities Act not involving a public offering, in exchange for like securities issued by our Québec subsidiary and without the payment of additional consideration, we issued 21,366 shares of our Series B preferred stock to two accredited investors and convertible promissory notes in the aggregate principal amount of CAN$1,456,591.15 to four accredited investors. On December 23, 2005, our Québec subsidiary also amended and restated a convertible note originally issued on October 24, 2005 in the principal amount of CAN$291,250.

Additionally, on December 23, 2005, we issued and sold convertible notes with an aggregate principal value of $3,950,000 to six accredited investors in a private placement under Section 4(2) of the Securities Act. Simultaneously, we issued to these purchasers warrants to purchase an aggregate of up to 19,134 shares of our Series B preferred stock, which warrants were immediately exercised for that number of shares of our Series B preferred stock. In addition, our two Canadian subsidiaries issued and sold convertible notes to a total of three non-U.S. purchasers, each of whom is an accredited investor, with an aggregate principal value of $6,350,000. In addition, in connection with the issuance by our Québec and Ontario subsidiaries of warrants to purchase up to an aggregate of 29,880 Class B preferred exchangeable shares of these companies to four non-U.S. purchasers, which warrants were immediately exercised for that number of Class B preferred exchangeable shares of these companies, without the payment of additional consideration, we issued a like number of shares of our Series B special voting stock to these four non-U.S. purchasers in a transaction exempt from registration pursuant to Regulation S.

On December 7, 2006, we issued and sold convertible debentures with an aggregate principal value of $3,450,000 to three accredited investors in a private placement under Section 4(2) of the Securities Act. In addition, our Ontario subsidiary issued and sold convertible debentures to three non-U.S. purchasers, each of whom is an accredited investor, with an aggregate principal value of $8,378,000.

On December 19, 2006, we issued and sold additional convertible debentures with an aggregate principal value of $1,200,000 to two accredited investors in a private placement under Section 4(2) of the Securities Act. In addition, our Ontario subsidiary issued and sold an additional convertible debenture to an accredited non-U.S. purchaser with an aggregate principal value of $1,000,000.

All of the convertible notes and debentures described above were ultimately converted into equity securities in our January 31, 2007 financing.

On January 31, 2007, we issued and sold an aggregate of 1,635,970 shares of our Series C-1 preferred stock to eight accredited investors, 273,734 shares of our Series C-2 preferred stock to eight accredited investors and 4,818,508 shares of our Series C-3 preferred stock to eighteen accredited investors in a private placement under Section 4(2) of the Securities Act for aggregate consideration of $48,571,999.36 in cash and $21,748,379.42 in converted debt securities. We also issued warrants to purchase up to an aggregate of 333,345 shares of our Series C-1 preferred stock to twenty accredited investors in a private placement under Section 4(2) of the Securities Act. Further, we issued warrants to purchase up to an aggregate of 29,855 shares of our common stock to eighteen non-U.S. investors in a transaction exempt from registration pursuant to Regulation S.

Additionally, on January 31, 2007, in connection with the issuance by our Ontario subsidiary of an aggregate of 725,047 Class C-1 preferred exchangeable shares to three non-U.S. accredited investors, we issued those same investors a like number of shares of our Series C-1 special voting stock in a transaction exempt from registration under Regulation S. In connection with the issuance by our Ontario subsidiary of an aggregate of 448,640 Class C-2 preferred exchangeable shares to three accredited investors, we issued to those investors a like number of shares of our Series C-2 special voting stock in a transaction exempt from registration under Regulation S. In connection with the issuance by our Ontario subsidiary of an aggregate of 448,640 Class C-3 preferred exchangeable shares to three accredited investors, we issued to those investors a like number of shares of our Series C-3 special voting stock in a transaction exempt from registration under Regulation S. In connection with the foregoing issuances, our Ontario subsidiary received aggregate consideration of $16,955,864.17 in cash. On January 31, 2007, our Ontario subsidiary also issued warrants to purchase up to 80,378 Class C-1 exchangeable shares to three accredited investors and, upon exercise of these warrants, we will issue those investors up to 80,378 shares of our Series C-1 special voting stock.

On January 31, 2007, we issued a stock dividend, paid in the form of 8,550 additional shares of Series B preferred stock, to the holders of outstanding shares of our Series B preferred stock. In addition, in connection with the issuance by our Québec and Ontario subsidiaries of a similar stock dividend on the outstanding Class B preferred exchangeable shares of those companies, we issued 20,142 shares of our Series B special voting stock to the holders of outstanding shares of our Series B special voting stock in a transaction exempt under Regulation S.

On February 7, 2007, upon our achievement of a milestone and for no additional consideration, we issued 358,797 shares of our Series C-2 preferred stock, 358,798 shares of our Series C-3 preferred stock and a warrant to purchase up to 35,552 shares of our Series C-1 preferred stock to one accredited investor in a private placement under Section 4(2) of the Securities Act.

On February 16, 2007, we issued and sold an additional 708,828 shares of our Series C-3 preferred stock to nine accredited investors in a private placement under Section 4(2) of the Securities Act for aggregate consideration of $7,400,004.23. We also issued warrants to purchase up to an additional 35,079 shares of our Series C-1 preferred stock to these nine accredited investors.

Option Issuances

2005 Stock Option Plan. Pursuant to our 2005 Stock Option Plan, we have granted options to purchase a total of 1,800,739 (which presumes the cancellation of options to purchase an aggregate of 41,635 shares of our common stock in connection with a May 8, 2007 grant further described below) shares of our common stock to our employees, directors, officers and consultants with exercise prices ranging from $5.00 to $70.50. All of these options were issued pursuant to Rule 701 under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors. Some of these options have lapsed or otherwise expired and are no longer exercisable. The maximum number of shares of common stock that we may issue pursuant to our 2005 Stock Option Plan is 2,051,749. As of May 1, 2007, we had not issued any shares of common stock upon the exercise of stock options granted pursuant to our 2005 Stock Option Plan. In May 2007, we granted replacement and new options to purchase up to 1,771,850 shares of our common stock in part in exchange for the anticipated cancellation of 41,635 outstanding options and we granted an additional option to purchase 25,000 shares of our common stock to a new non-employee director.

Québec Option Plan. Our Québec subsidiary’s Stock Option Plan, or the Québec Option Plan, was adopted by the board of directors and approved by the shareholders of our Québec subsidiary in May 1998 and was amended and restated in January 2003, December 2005, and July 2006. Under the Québec Option Plan, the board of directors of the Québec subsidiary granted options exercisable for common shares (now re-classified as common exchangeable shares) of the Québec subsidiary to directors, senior officers, employees, consultants and persons working on research projects of interest to the Québec subsidiary. A total of 13,561 common exchangeable shares are issuable under the Québec Option Plan. No new options have been granted under the Québec Option Plan since the adoption of our 2005 Stock Option Plan in December 2005.

The board of directors of our Québec subsidiary administered the Québec Option Plan and selected those eligible to be granted options, established the price, the terms and conditions of each option including, the vesting provisions and had the power to adopt rules and regulations for carrying out the Québec Option Plan. The board of directors of our Québec subsidiary may at any time terminate, modify or amend the Québec Option Plan in its absolute discretion, except where regulatory approval is required.

Under the Québec Option Plan, the exercise price of all options was determined by the board of directors of the Québec subsidiary on the date of the grant. Additionally, the term of all options granted under the Québec Option Plan could not exceed ten years from the date of the grant.

Upon an optionholder ceasing to be an eligible person, any unvested options are forfeited. Vested options may be exercised for five years from the date the optionholder ceased to be an eligible person in the case of directors or consultants and, in other cases, 60 days from that date. If an optionholder is terminated without cause, all of his or her options become vested and remain exercisable until their expiry date.

The recipients of securities in each of the transactions summarized above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts on July 24, 2007.

TARGANTA THERAPEUTICS CORPORATION

By:	/s/ George Eldridge
George Eldridge
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 24, 2007:

Signature	Title

* Mark Leuchtenberger	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ George Eldridge George Eldridge	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)

* Garen Bohlin	Director

* Jeffrey Courtney	Director

* William Crouse	Director

* Eric Gordon	Director

* Dilip Mehta	Director

* Robin Steele	Director

* Jay Venkatesan	Director

*By:	/s/ George Eldridge
George Eldridge Attorney-in-fact

EXHIBIT INDEX

Number		Description
*	1.1	Form of Underwriting Agreement

%	3.1	Second Amended and Restated Certificate of Incorporation of the Registrant

*	3.2	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of this offering)

%	3.3	By-laws of the Registrant

*	3.4	Form of Amended and Restated By-laws of the Registrant (to be effective upon completion of this offering)

*	4.1	Specimen Common Stock Certificate

%	4.2	Amended and Restated Registration Rights Agreement, dated January 31, 2007, by and among the Registrant and certain stockholders of the Registrant

*	5.1	Opinion of Choate, Hall & Stewart LLP

%†	10.1	2005 Stock Option Plan, as amended

%†	10.1.1	Form of Notice of Stock Option Grant

%†	10.1.2	Form of Stock Option Agreement

%†	10.1.3	Form of Notice of Stock Option Grant for Montreal employees

%†	10.1.4	Form of Stock Option Agreement for Montreal employees

%	10.1.5	Form of Stock Option Agreement as of May 2007

%	10.1.6	Form of Stock Option Agreement for Montreal employees as of May 2007

*†	10.2	2007 Equity Incentive Plan

*†	10.2.1	Form of Incentive Stock Option Agreement under 2007 Equity Incentive Plan

*†	10.2.2	Form of Non-Qualified Stock Option Agreement under 2007 Equity Incentive Plan

%†	10.3	Employment Agreement, dated September 12, 2006, by and between the Registrant and Mark Leuchtenberger

%†	10.4	Employment Agreement, dated September 25, 2006, by and between the Registrant and George Eldridge

%†	10.5	Employment Agreement, dated May 6, 2007, by and between the Registrant and Pierre Etienne, M.D.

%†	10.6	Employment Agreement, dated May 9, 2007, by and between the Registrant and Thomas Parr, Ph.D.

%	10.7	Lease Agreement, dated October 20, 2006, by and between the Registrant and American Twine Limited Partnership

%	10.7.1	First Amendment to Lease, dated May 4, 2007, by and between the Registrant and American Twine Limited Partnership

%	10.8	Lease Agreement, dated April 18, 2002, by and between Targanta Therapeutics Inc. (f/k/a Phagetech Inc.), a subsidiary of the Registrant, and Société Immobilière Technologique de Montréal Inc.

%	10.9	Lease Agreement, dated March 1, 2007, by and among the Registrant, United Family Life Insurance Company and United Farm Family Life Insurance Company

%#	10.10	Manufacturing Services Agreement, dated March 27, 2007, by and between the Registrant and Catalent Pharma Solutions, Inc. (f/k/a Cardinal Health PTS, LLC)

%#	10.11	License Agreement, dated December 23, 2005, by and between the Registrant (as successor to InterMune, Inc.) and Eli Lilly and Company

Number		Description
%	10.12	Asset Purchase Agreement, dated December 23, 2005, by and between the Registrant and InterMune, Inc.
%	10.13	Note Issuance Agreement, dated December 23, 2005, by and between the Registrant and InterMune, Inc.
%	10.14	Senior Secured Convertible Acquisition Note, issued by the Registrant to InterMune, Inc. on December 23, 2005
%	10.15	Omnibus Amendment, dated January 31, 2007, to Asset Purchase Agreement, Note Issuance Agreement and Senior Secured Convertible Acquisition Note, each dated December 23, 2005
%#	10.16	Development and Supply Agreement, dated December 28, 2001, by and between InterMune, Inc., as predecessor in interest to the Registrant, and Abbott Laboratories
%#	10.16.1	Amendment No. 1 to Development and Supply Agreement, dated April 26, 2002, by and between InterMune, Inc., as predecessor in interest to the Registrant, and Abbott Laboratories
%#	10.16.2	Amendment No. 2 to Development and Supply Agreement, dated October 15, 2002, by and between InterMune, Inc., as predecessor in interest to the Registrant, and Abbott Laboratories
%	10.16.3	Amendment No. 3 to Development and Supply Agreement, dated December 22, 2005, by and between InterMune, Inc., as predecessor in interest to the Registrant, and Abbott Laboratories
%#	10.16.4	Amendment No. 4 to Development and Supply Agreement, dated December 15, 2006, by and between the Registrant and Abbott Laboratories
%†	10.17	Form of Indemnification Agreement, by and between the Registrant and its executive officers and directors
%†	10.18	Form of Employee Agreement re: Non-competition, Non-solicitation, Non-disclosure and Ownership of Inventions
%	10.19	Form of Series C-1 Preferred Stock Warrant
%	10.20	Form of Common Stock Warrant
*	10.21	Offer of Loan, by and between Targanta Therapeutics Inc., a subsidiary of the registrant, and Investissement Québec, dated April 27, 2004
*	10.22	General Movable Hypothec, by and between Targanta Therapeutics Inc., a subsidiary of the registrant, and Investissement Québec, dated April 30, 2004
*	10.23

Amendment to Offer of Loan, by and between the Registrant, Targanta Therapeutics Inc., a subsidiary of the registrant, Targanta Therapeutics (Ontario) Inc., a subsidiary of the registrant, and Investissement Québec, dated December 22, 2005

*	10.24

Amendment to Offer of Loan, by and between the Registrant, Targanta Therapeutics Inc., a subsidiary of the registrant, Targanta Therapeutics (Ontario) Inc., a subsidiary of the registrant, and Investissement Québec, dated January 30, 2007

%	21.1	List of Subsidiaries
*	23.1	Consent of Choate, Hall & Stewart LLP (included in Exhibit 5.1)
Δ	23.2	Consent of Ernst & Young LLP
%	24.1	Power of Attorney

†	Indicates a management contract or any compensatory plan, contract or arrangement.
*	To be filed by amendment.
Δ	Filed herewith.
%	Previously filed.
#	Confidential treatment requested for portions of this document.